WEC Energy Group

AFFORDABLE
RELIABLE
CLEAN

2023 Annual Report
Notice of 2024 Annual Meeting and Proxy Statement

Financial Snapshot

(In millions, except per share data and percentages)

	2023	2022	Change
GAAP earnings	$1,331.7	$1,408.1	-5.4%
GAAP earnings per share	$4.22	$4.45	-5.2%
Adjusted earnings*	$1,461.5	$1,408.1	3.8%
Adjusted earnings per share*	$4.63	$4.45	4.0%
Dividends per share	$3.12	$2.91	7.2%
Dividend yield	3.7%	3.1%	
Diluted average shares outstanding	315.9	316.1	
GAAP return on average common equity	11.53%	12.63%	
Book value per share	$37.17	$36.07	3.0%
Total assets	$43,940	$41,872	4.9%
Market price per share at year-end	$84.17	$93.76	-10.2%
Market capitalization at year-end	$26,550	$29,575	-10.2%

Earnings per share*

(in dollars)



* Full-year 2023 earnings include a non-cash charge of $178.9 million, or 41 cents per share, related to certain capital costs that were disallowed by the Illinois Commerce Commission. No adjustments were made in 2022. However, amounts were included for comparative purposes.

Total Shareholder Return

WEC Energy Group consistently delivers among the best total returns in the industry. The illustration demonstrates our stock price appreciation plus the compound effect of dividend growth over the past decade.

A $100 investment at the end of 2013 grew to a total value of $280



Dividends per share

(in dollars)





Gale Klappa
Executive Chairman

Scott Lauber
President and Chief Executive Officer

To our stockholders,

We're pleased to report that in 2023, WEC Energy Group delivered another year of solid results on virtually every meaningful measure — from customer satisfaction, to financial performance, to steady execution of our capital plan. It was a year of growth and dedication to our mission — delivering affordable, reliable and clean energy to millions of customers across the Midwest.

Through the questions and answers below, we'd like to update you on our progress and our path forward.

What is important for stockholders to know about the company's performance?

Gale: We met or exceeded all of our key goals. We delivered record net income and earnings per share on an adjusted basis.* Then, at its January 2024 meeting, our board of directors raised our quarterly cash dividend by 7 percent. This marks the 21st consecutive year that our company will reward shareholders with higher dividends.

And, I'm pleased to share that because of our consistent track record of dividend growth, WEC Energy Group has been added to S&P's High Dividend Aristocrats Index. This index is exclusively comprised of companies that have raised their dividends for at least 20 consecutive years.

Also, as we work to shape our energy future, we continue to build new, efficient generation and

infrastructure to better serve our customers. We have significant growth opportunities ahead. And, we will continue to add value with our focus on the fundamentals — reliability, customer satisfaction, financial discipline and environmental stewardship.

What investments are needed to meet those growth opportunities?

Gale: We made important updates to our ESG Progress Plan — a five-year investment plan totaling $23.7 billion for efficiency, sustainability and growth. It is the largest plan in the history of our company, and we expect this plan to drive earnings growth of 6.5 to 7 percent a year from 2024 through 2028, on a compound average annual basis.

This plan is laying the foundation for a complete exit from coal. We now expect to fully remove coal as a generation source by the end of 2032.

* See GAAP earnings and reconciliation on prior page.

How does the five-year capital plan support your longer-term strategy for your power generation fleet?

Scott: Over the next five years, we will continue to transform our generation fleet and reduce carbon dioxide emissions. We are making a significant commitment to new solar, wind and battery storage, as well as modern, efficient natural gas generation and liquefied natural gas (LNG) storage. And, to help assure energy security for our customers, we'll also continue to strengthen our distribution network and invest in the transmission infrastructure.

We project that our regulated electric business will continue to grow as a percentage of our overall enterprise. Economic development — particularly in the southeastern part of Wisconsin — reliability and decarbonization are driving that growth. By the end of our five-year plan, we expect to quadruple our carbon-free generation for our regulated utilities.

What progress have you made on enhancing reliability and fuel diversity?

Scott: We added both renewable and natural gas generation to our regulated fleet in 2023. The final panels at the Badger Hollow Solar Park are now in service, completing the largest solar project in Wisconsin history. Our Wisconsin utilities own a total of 200 megawatts of solar capacity at the site.

We expect natural gas to serve as a critical resource in our energy transformation. In 2023, we brought 128 megawatts of highly efficient natural gas generation online at our existing Weston power plant site, using reciprocating internal combustion engines. We also added 100 megawatts of combined-cycle generation at West Riverside Energy Center.

In addition, LNG storage provides a solution to meet peak customer demand for heating, as well as gas supply needed for power generation. This storage will be crucial to help maintain reliable service during extreme weather events, like we experienced this January. Our Bluff Creek LNG storage facility went into service last year, and we have dedicated $1 billion in our five-year plan for more LNG capacity.

Looking to the future, what should we expect from WEC Energy Group?

Scott: We understand that our energy infrastructure must be designed not only to endure but to support the environment and the future economy of the areas we serve.

The five-year plan we outlined will do just that as we also continue to look for ways to advance and incorporate new technology. Our focus is on delivering affordable, reliable and clean energy.

Gale: As Scott outlined, the future of our company is bright. We have a deep and talented team focused on building an enduring enterprise — serving the 4.7 million customers who depend on us every day.

In closing, this will be my last message to you as executive chairman of the board. Effective May 10, I plan to begin serving as non-executive chairman. Thank you for the support you've so generously given me over the past 21 years. It's been a true privilege to help lead our progress on a mission that matters.

Sincerely,





Gale E. Klappa
Executive Chairman

Scott J. Lauber
President and
Chief Executive Officer

March 4, 2024



Keeping our customers warm on Wisconsin's coldest days

Our Bluff Creek and Ixonia liquefied natural gas (LNG) storage facilities are now in operation in Wisconsin. These new facilities will help us provide natural gas at times of extreme cold when demand is highest.

Bluff Creek project, Walworth County, Wisconsin

An Energy Industry Leader

WEC Energy Group is one of the nation's leading energy companies, with the operational expertise and financial resources to meet the needs of customers across the Midwest.



We provide vital services to **4.7 million** customers in Wisconsin, Illinois, Michigan and Minnesota.

72,000 miles of electric distribution

46,400 miles of natural gas distribution and transmission

8,300 megawatts of power generating capacity

7,000 employees

Powering a Sustainable Future

➲ Capital plan drives premium long-term growth in earnings per share of 6.5% to 7.0%.

➲ Aggressive environmental goals in place.

  • By end of 2030, we expect to use coal only as a backup fuel.

  • Exit from coal planned by the end of 2032.

➲ Poised to deliver among the best risk-adjusted returns in the industry.

WEC
Energy Group

2023 ANNUAL
FINANCIAL STATEMENTS
AND
REVIEW OF OPERATIONS

TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below:

Subsidiaries and Affiliates

ATC	American Transmission Company LLC
ATC Holdco	ATC Holdco LLC
ATC Holding	ATC Holding LLC
Bishop Hill III	Bishop Hill Energy III LLC
Blooming Grove	Blooming Grove Wind Energy Center LLC
Bluewater	Bluewater Natural Gas Holding, LLC
Bluewater Gas Storage	Bluewater Gas Storage, LLC
Coyote Ridge	Coyote Ridge Wind, LLC
Integrys	Integrys Holding, Inc.
Jayhawk	Jayhawk Wind, LLC
MERC	Minnesota Energy Resources Corporation
MGU	Michigan Gas Utilities Corporation
NSG	North Shore Gas Company
PDL	WPS Power Development, LLC
PELLC	Peoples Energy, LLC
PGL	The Peoples Gas Light and Coke Company
Samson I	Samson I Solar Energy Center LLC
Sapphire Sky	Sapphire Sky Wind Energy LLC
Tatanka Ridge	Tatanka Ridge Wind, LLC
Thunderhead	Thunderhead Wind Energy LLC
UMERC	Upper Michigan Energy Resources Corporation
Upstream	Upstream Wind Energy LLC
WBS	WEC Business Services LLC
WE	Wisconsin Electric Power Company
We Power	W.E. Power, LLC
WEC Energy Group	WEC Energy Group, Inc.
WECC	Wisconsin Energy Capital Corporation
WECI	WEC Infrastructure LLC
WECI Wind Holding I	WEC Infrastructure Wind Holding I LLC
WECI Wind Holding II	WEC Infrastructure Wind Holding II LLC
WEPCo Environmental Trust	WEPCo Environmental Trust Finance I, LLC
WG	Wisconsin Gas LLC
Wispark	Wispark LLC
Wisvest	Wisvest LLC
WPS	Wisconsin Public Service Corporation
WRPC	Wisconsin River Power Company

Federal and State Regulatory Agencies

Army Corps	United States Army Corps of Engineers
CBP	United States Customs and Border Protection Agency
DOC	United States Department of Commerce
EPA	United States Environmental Protection Agency
FERC	Federal Energy Regulatory Commission
ICC	Illinois Commerce Commission
IRS	United States Internal Revenue Service
MPSC	Michigan Public Service Commission
MPUC	Minnesota Public Utilities Commission
PSCW	Public Service Commission of Wisconsin
SEC	Securities and Exchange Commission
WDNR	Wisconsin Department of Natural Resources

Accounting Terms

AFUDC	Allowance for Funds Used During Construction
ARO	Asset Retirement Obligation
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
CWIP	Construction Work in Progress
FASB	Financial Accounting Standards Board
GAAP	Generally Accepted Accounting Principles
LIFO	Last-In, First-Out
OPEB	Other Postretirement Employee Benefits
VIE	Variable Interest Entity

Environmental Terms

Act 141	2005 Wisconsin Act 141
BATW	Bottom Ash Transport Water
BTA	Best Technology Available
CAA	Clean Air Act
CASAC	Clean Air Scientific Advisory Committee
CCR	Coal Combustion Residual
CO_2	Carbon Dioxide
CWA	Clean Water Act
ELG	Steam Electric Effluent Limitation Guidelines
FGD	Flue Gas Desulfurization
GHG	Greenhouse Gas
LDC	Local Natural Gas Distribution Company
MATS	Mercury and Air Toxics Standards
NAAQS	National Ambient Air Quality Standards
NOV	Notice of Violation
NOx	Nitrogen Oxide
NSPS	New Source Performance Standards
PCB	Polychlorinated Biphenyl
PM	Particulate Matter
SO_2	Sulfur Dioxide
WOTUS	Waters of the United States
WPDES	Wisconsin Pollutant Discharge Elimination System
ZLD	Zero Liquid Discharge

Measurements

Bcf	Billion Cubic Feet
Dth	Dekatherm
lb/MMBtu	Pound Per Million British Thermal Unit
MDth	One Thousand Dekatherms
MW	Megawatt
MWh	Megawatt-hour
μg/m3	Micrograms Per Cubic Meter

Other Terms and Abbreviations

2007 Junior Notes	WEC Energy Group, Inc.'s 2007 Junior Subordinated Notes Due 2067
AMI	Advanced Metering Infrastructure
AOC	Audit and Oversight Committee of the Board of Directors
ARR	Auction Revenue Right
Badger Hollow I	Badger Hollow Solar Park I
Badger Hollow II	Badger Hollow Solar Park II
CABO	Clean and Affordable Buildings Ordinance
CAO	Chief Administrative Officer
CEO	Chief Executive Officer
CFR	Code of Federal Regulations
Chicago, IL-IN-WI	Chicago, Illinois, Indiana, and Wisconsin
Compensation Committee	Compensation Committee of the Board of Directors

CSIRT	Cybersecurity Incident Response Team
D.C. Circuit Court of Appeals	United States Court of Appeals for the District of Columbia Circuit
Darien	Darien Solar Park
DER	Distributed Energy Resource
DRER	Dedicated Renewable Energy Resource
Enterprise Security Director	Director of Enterprise Security & Compliance
ERGS	Elm Road Generating Station
ER 1	Elm Road Generating Station Unit 1
ER 2	Elm Road Generating Station Unit 2
ERSC	Enterprise Risk Steering Committee
ESG Progress Plan	WEC Energy Group's Capital Investment Plan for Efficiency, Sustainability, and Growth for 2024-2028
ETB	Environmental Trust Bond
EV	Electric Vehicle
Exchange Act	Securities Exchange Act of 1934, as amended
Executive Order 13990	Executive Order 13990 of January 20, 2021 - Protecting Public Health and the Environment and Restoring Science To Tackle the Climate Crisis
Forward Wind	Forward Wind Energy Center
FTR	Financial Transmission Right
GCRM	Gas Cost Recovery Mechanism
High Noon	High Noon Solar Energy Center
Holding Company Act	Wisconsin Utility Holding Company Act
IRA	Inflation Reduction Act
IT/OT	Information Technology and Operational Technology
ITC	Investment Tax Credit
Koshkonong	Koshkonong Solar Park
LIBOR	London Interbank Offered Rate
LMP	Locational Marginal Price
LNG	Liquefied Natural Gas
Maple Flats	Maple Flats Solar Energy Center
MG&E	Madison Gas and Electric Company
MISO	Midcontinent Independent System Operator, Inc.
MISO Energy Markets	MISO Energy and Operating Reserves Market
MRP	Main Replacement Program
NYMEX	New York Mercantile Exchange
OCPP	Oak Creek Power Plant
Omnibus Stock Incentive Plan	WEC Energy Group Omnibus Stock Incentive Plan, Amended and Restated, Effective as of May 6, 2021
Paris	Paris Solar-Battery Park
PHMSA	Pipeline and Hazardous Materials Safety Administration
PIPP	Presque Isle Power Plant
Point Beach	Point Beach Nuclear Power Plant
PPA	Power Purchase Agreement
PSB	Public Service Building
PTC	Production Tax Credit
PUHCA 2005	Public Utility Holding Company Act of 2005
PWGS	Port Washington Generating Station
PWGS 1	Port Washington Generating Station Unit 1
PWGS 2	Port Washington Generating Station Unit 2
QIP	Qualifying Infrastructure Plant
RCC	Replacement Capital Covenant (dated May 11, 2007)
REC	Renewable Energy Certificate
Red Barn	Red Barn Wind Park
Renegade	Renegade Solar Energy Center
RICE	Reciprocating Internal Combustion Engine
RNG	Renewable Natural Gas
ROE	Return on Equity
RTO	Regional Transmission Organization
S&P	Standard & Poor's
SIP	State Implementation Plan
SMP	Safety Modernization Program
SOFR	Secured Overnight Financing Rate
SPP	Southwest Power Pool, Inc.

SSR	System Support Resource
Supreme Court	United States Supreme Court
Tax Legislation	Tax Cuts and Jobs Act of 2017
TCR	Transmission Congestion Right
Tilden	Tilden Mining Company
TPTFA	Third-Party Transaction Fee Adjustment
Two Creeks	Two Creeks Solar Park
UEA	Uncollectible Expense Adjustment
UFLPA	Uyghur Forced Labor Prevention Act
VAPP	Valley Power Plant
West Riverside	West Riverside Energy Center
Whitewater	Whitewater Cogeneration Facility
WPL	Wisconsin Power and Light Company
WRO	Withhold Release Order
WUA	Wisconsin Utilities Association

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this report, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements may be identified by reference to a future period or periods or by the use of terms such as "anticipates," "believes," "could," "estimates," "expects," "forecasts," "goals," "guidance," "intends," "may," "objectives," "plans," "possible," "potential," "projects," "seeks," "should," "targets," "will," or variations of these terms.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, completion of capital projects, sales and customer growth, rate actions and related filings with regulatory authorities, environmental and other regulations, including associated compliance costs, legal proceedings, dividend payout ratios, effective tax rates, pension and OPEB plans, fuel costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, climate-related matters, our ESG Progress Plan, liquidity and capital resources, and other matters.

Forward-looking statements are subject to a number of risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the statements. These risks and uncertainties include those described below:

- Factors affecting utility and non-utility energy infrastructure operations such as catastrophic weather-related damage, environmental incidents, unplanned facility outages and repairs and maintenance, and electric transmission or natural gas pipeline system constraints;

- Factors affecting the demand for electricity and natural gas, including political or regulatory developments, varying, adverse, or unusually severe weather conditions, including those caused by climate change, changes in economic conditions, customer growth and declines, commodity prices, energy conservation efforts, and continued adoption of distributed generation by customers;

- The timing, resolution, and impact of rate cases and negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting our regulated operations;

- The impact of federal, state, and local legislative and/or regulatory changes, including changes in rate-setting policies or procedures, the results of recent rate orders, deregulation and restructuring of the electric and/or natural gas utility industries, transmission or distribution system operation, the approval process for new construction, reliability standards, pipeline integrity and safety standards, allocation of energy assistance, energy efficiency mandates, electrification initiatives and other efforts to reduce the use of natural gas, and tax laws, including those that affect our ability to use PTCs and ITCs, as well as changes in the interpretation and/or enforcement of any laws or regulations by regulatory agencies;

- Federal, state, and local legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting generation facilities and renewable energy standards, the enforcement of these laws and regulations, changes in the interpretation of regulations or permit conditions by regulatory agencies, and the recovery of associated remediation and compliance costs;

- The ability to obtain and retain customers, including wholesale customers, due to increased competition in our electric and natural gas markets from retail choice and alternative electric suppliers, and continued industry consolidation;

- The timely completion of capital projects within budgets and the ability to recover the related costs through rates;

- The impact of changing expectations and demands of our customers, regulators, investors, and other stakeholders, including focus on environmental, social, and governance concerns;

- The risk of delays and shortages, and increased costs of equipment, materials, or other resources that are critical to our business operations and corporate strategy, as a result of supply chain disruptions (including disruptions from rail congestion), inflation, and other factors;

- The impact of public health crises, including epidemics and pandemics, on our business functions, financial condition, liquidity, and results of operations;

- Factors affecting the implementation of our CO_2 emission and/or methane emission reduction goals and opportunities and actions related to those goals, including related regulatory decisions, the cost of materials, supplies, and labor, technology advances, the feasibility of competing generation projects, and our ability to execute our capital plan;

- The financial and operational feasibility of taking more aggressive action to further reduce GHG emissions in order to limit future global temperature increases;

- The risks associated with inflation and changing commodity prices, including natural gas and electricity;

- The availability and cost of sources of natural gas and other fossil fuels, purchased power, materials needed to operate environmental controls at our electric generating facilities, or water supply due to high demand, shortages, transportation problems, nonperformance by electric energy or natural gas suppliers under existing power purchase or natural gas supply contracts, or other developments;

- Any impacts on the global economy, including from sanctions, and impacts on supply chains and fuel prices, generally, from ongoing, expanding, or escalating regional conflicts, including those in Ukraine, Israel, and parts of the Middle East;

- Changes in credit ratings, interest rates, and our ability to access the capital markets, caused by volatility in the global credit markets, our capitalization structure, and market perceptions of the utility industry, us, or any of our subsidiaries;

- Costs and effects of litigation, administrative proceedings, investigations, settlements, claims, and inquiries;

- The direct or indirect effect on our business resulting from terrorist or other physical attacks and cybersecurity intrusions, as well as the threat of such incidents, including the failure to maintain the security of personally identifiable information, the associated costs to protect our utility assets, technology systems, and personal information, and the costs to notify affected persons to mitigate their information security concerns and to comply with state notification laws;

- Restrictions imposed by various financing arrangements and regulatory requirements on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances, that could prevent us from paying our common stock dividends, taxes, and other expenses, and meeting our debt obligations;

- The risk of financial loss, including increases in bad debt expense, associated with the inability of our customers, counterparties, and affiliates to meet their obligations;

- Changes in the creditworthiness of the counterparties with whom we have contractual arrangements, including participants in the energy trading markets and fuel suppliers and transporters;

- The financial performance of ATC and its corresponding contribution to our earnings;

- The investment performance of our employee benefit plan assets, as well as unanticipated changes in related actuarial assumptions, which could impact future funding requirements;

- Factors affecting the employee workforce, including loss of key personnel, internal restructuring, work stoppages, and collective bargaining agreements and negotiations with union employees;

- Advances in technology, and related legislation or regulation supporting the use of that technology, that result in competitive disadvantages and create the potential for impairment of existing assets;

- Risks related to our non-utility renewable energy facilities, including unfavorable weather, changes in the financial performance and/or creditworthiness of counterparties to the off-take agreements, changes in demand based on lower prices for alternative energy sources, the ability to replace expiring PPAs under acceptable terms, risks of rights related to property on which our projects are located but we do not own, the availability of reliable interconnection and electricity grids, and exposure to the rules and procedures of the power markets in which these facilities are located;

- The risk associated with the values of goodwill and other long-lived assets, including intangible assets, and equity method investments, including the current impairment of capital costs in Illinois; and possible future impairments of other assets;

- Potential business strategies to acquire and dispose of assets or businesses, or portions thereof, which cannot be assured to be completed timely or within budgets, and legislative or regulatory restrictions or caps on non-utility acquisitions, investments or projects, including the State of Wisconsin's public utility holding company law;

- The timing and outcome of any audits, disputes, and other proceedings related to taxes;

- The effect of accounting pronouncements issued periodically by standard-setting bodies; and

- Other considerations disclosed elsewhere herein and in other reports we file with the SEC or in other publicly disseminated written documents.

Except as may be required by law, we expressly disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

BUSINESS OF THE COMPANY

WEC Energy Group, Inc. was incorporated in the state of Wisconsin in 1981 and became a diversified holding company in 1986. We maintain our principal executive offices in Milwaukee, Wisconsin. On June 29, 2015, Wisconsin Energy Corporation acquired 100% of the outstanding common shares of Integrys Energy Group and changed its name to WEC Energy Group, Inc.

In this report, when we refer to "WEC Energy Group," "the Company," "us," "we," "our," or "ours," we are referring to WEC Energy Group, Inc. and all of its subsidiaries. The term "utility" refers to the regulated activities of the electric and natural gas utility companies, while the term "non-utility" refers to the activities of the electric and natural gas companies that are not regulated, as well as We Power and Bluewater. The term "nonregulated" refers to activities at WECI, which holds interests in several renewable generating facilities, and our Corporate and Other Segment.

Our wholly owned subsidiaries are primarily engaged in the business of providing regulated electricity service in Wisconsin and Michigan; regulated natural gas service in Wisconsin, Illinois, Michigan, and Minnesota; and nonregulated renewable energy. In addition, we have an approximate 60% equity interest in ATC, an electric transmission company operating primarily in four states. At December 31, 2023, we conducted our operations in the six reportable segments discussed below.

WISCONSIN SEGMENT

The Wisconsin segment includes the electric and natural gas utility operations of WE, WPS, WG, and UMERC. At December 31, 2023, these companies served approximately 1,669,300 electric customers and 1,520,000 natural gas customers. This segment also includes steam service to approximately 400 WE steam customers in metropolitan Milwaukee, Wisconsin.

ILLINOIS SEGMENT

The Illinois segment includes the natural gas utility operations of PGL and NSG. At December 31, 2023, these companies served approximately 1,056,200 natural gas customers located in Chicago and the northern suburbs of Chicago.

OTHER STATES SEGMENT

The other states segment includes the natural gas utility operations of MERC and MGU, as well as the non-utility operations of MERC related to servicing appliances for customers. At December 31, 2023, these companies served approximately 435,600 natural gas customers, with MERC serving customers in various cities and communities throughout Minnesota and MGU serving customers in southern and western Michigan.

ELECTRIC TRANSMISSION SEGMENT

The electric transmission segment includes our approximate 60% ownership interest in ATC, an electric transmission company regulated by the FERC and certain state regulatory commissions. ATC owns, maintains, monitors, and operates electric transmission systems in Wisconsin, Michigan, Illinois, and Minnesota.

In addition, we own approximately 75% of ATC Holdco, a separate entity formed in December 2016 to invest in transmission-related projects outside of ATC's traditional footprint.

NON-UTILITY ENERGY INFRASTRUCTURE SEGMENT

The non-utility energy infrastructure segment includes We Power, Bluewater, and WECI. We Power, through wholly owned subsidiaries, owns and leases certain generating facilities to WE. Bluewater owns natural gas storage facilities in southeastern Michigan and provides natural gas storage and hub services to WE, WPS, and WG. At December 31, 2023, WECI had controlling ownership interests in nine non-utility renewable generating facilities, with a combined nameplate generating capacity of 1,845.4 MWs.

CORPORATE AND OTHER SEGMENT

The corporate and other segment includes the operations of the WEC Energy Group holding company, the Integrys holding company, and the PELLC holding company, as well as the operations of Wispark and WBS. This segment also includes Wisvest, WECC, and PDL, which no longer have significant operations.

Wispark develops and invests in real estate, primarily in southeastern Wisconsin. WBS is a wholly owned centralized service company that provides administrative and general support services to our regulated entities, as well as certain administrative and support services to our nonregulated entities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE DEVELOPMENTS

INTRODUCTION

We are a diversified holding company with natural gas and electric utility operations (serving customers in Wisconsin, Illinois, Michigan, and Minnesota), an approximately 60% equity ownership interest in ATC (a for-profit electric transmission company regulated by FERC and certain state regulatory commissions), and non-utility energy infrastructure operations through We Power (which owns generation assets in Wisconsin that it leases to WE), Bluewater (which owns underground natural gas storage facilities in Michigan), and WECI, which holds ownership interests in several renewable generating facilities.

CORPORATE STRATEGY

Our goal is to continue to build and sustain long-term value for our shareholders and customers by focusing on the fundamentals of our business: environmental stewardship; reliability; operating efficiency; financial discipline; exceptional customer care; and safety. Our capital investment plan for efficiency, sustainability and growth, referred to as our ESG Progress Plan, provides a roadmap for us to achieve this goal. It is an aggressive plan to cut emissions, maintain superior reliability, deliver significant savings for customers, and grow our investment in the future of energy.

Throughout our strategic planning process, we take into account important developments, risks and opportunities, including new technologies, customer preferences and affordability, energy resiliency efforts, and sustainability.

Creating a Sustainable Future

Our ESG Progress Plan includes the retirement of older, fossil-fueled generation, to be replaced with zero-carbon-emitting renewables and clean natural gas-fired generation. The retirements will contribute to meeting our goals to reduce CO_2 emissions from our electric generation. When taken together, the retirements and new investments in renewables and clean generation should better balance our supply with our demand, while maintaining reliable, affordable energy for our customers.

We have announced goals to achieve reductions in carbon emissions from our electric generation fleet by 60% by the end of 2025 and by 80% by the end of 2030, both from a 2005 baseline. We expect to achieve these goals by continuing to make operating refinements, retiring less efficient generating units, and executing our capital plan. Over the longer term, the target for our generation fleet is to be net carbon neutral by 2050.

As part of our path toward these goals, we have started implementing co-firing with natural gas at the ERGS coal-fired units. By the end of 2030, we expect to use coal as a backup fuel only, and we believe we will be in a position to eliminate coal as an energy source by the end of 2032.

We already have retired more than 1,900 MWs of fossil-fueled generation since the beginning of 2018, which included the 2019 retirement of the PIPP as well as the 2018 retirements of the Pleasant Prairie power plant, the Pulliam power plant, and the jointly-owned Edgewater Unit 4 generating units. See Note 6, Regulatory Assets and Liabilities, for more information related to these power plant retirements. We expect to retire approximately 1,800 MWs of additional fossil-fueled generation by the end of 2031, which includes the planned retirement in 2024-2025 of OCPP Units 5-8, the planned retirement by June 2026 of jointly-owned Columbia Units 1 and 2, and the planned retirement in 2031 of Weston Unit 3. See Note 7, Property, Plant, and Equipment, for more information related to planned power plant retirements.

In addition to retiring these older, fossil-fueled plants, we expect to invest approximately $7.0 billion from 2024-2028 in regulated renewable energy in Wisconsin. Our plan is to replace a portion of the retired capacity by building and owning zero-carbon-emitting renewable generation facilities that are anticipated to include the following new investments:

- 2,700 MWs of utility-scale solar;
- 880 MWs of wind; and
- 250 MWs of battery storage.

We also plan on investing in a combination of clean, natural gas-fired generation, including:

- 1,125 MWs of combustion turbines;
- 132 MWs of RICE natural gas-fueled generation; and
- the purchase of 100 MWs of additional capacity in West Riverside.

For more details, see Liquidity and Capital Resources – Cash Requirements – Significant Capital Projects.

In December 2018, WE received approval from the PSCW for two renewable energy pilot programs. The Solar Now pilot is expected to add a total of 35 MWs of solar generation to WE's portfolio, allowing non-profit and governmental entities, as well as commercial and industrial customers, to site utility owned solar arrays on their property. Under this program, WE has energized 28 Solar Now projects and currently has another one under construction, together totaling more than 30 MWs. The second program, the DRER pilot, is designed to allow large commercial and industrial customers to access renewable resources that WE would operate. The DRER pilot is intended to help these larger customers meet their sustainability and renewable energy goals, and could add up to 35 MWs of renewables to WE's portfolio. In July 2023, the PSCW approved the Renewable Pathway Pilot, the third renewable energy program. This program allows WE and WPS commercial and industrial customers to subscribe to a portion of a utility-scale, Wisconsin-based renewable energy generating facility for up to 125 MWs at WE and 40 MWs at WPS.

In August 2021, the PSCW approved pilot programs for WE and WPS to install and maintain EV charging equipment for customers at their homes or businesses. The programs provide direct benefits to customers by removing cost barriers associated with installing EV equipment. In October 2021, subject to the receipt of any necessary regulatory approvals, we pledged to expand the EV charging network within the service territories of our electric utilities. In doing so, we joined a coalition of utility companies in a unified effort to make EV charging convenient and widely available throughout the Midwest. The coalition we joined is planning to help build and grow EV charging corridors, enabling the general public to safely and efficiently charge their vehicles.

We also continue to reduce methane emissions by improving our natural gas distribution system. We set a target across our natural gas distribution operations to achieve net-zero methane emissions by the end of 2030. We plan to achieve our net-zero goal through an effort that includes both continuous operational improvements and equipment upgrades, as well as the use of RNG throughout our natural gas utility systems. In 2022, we received approval from the PSCW for our RNG pilots. We have since signed contracts for RNG for our natural gas distribution business in Wisconsin, which will be transporting the output of local dairy farms onto our gas distribution systems. The RNG supplied will directly replace higher-emission methane from natural gas that would have entered our pipes. These contracts bring us to 1.8 Bcf of RNG planned to enter our systems. RNG began flowing in 2023.

In December 2023, we started a pilot program with Electric Power Research Institute and CMBlu Energy, a Germany-based designer and manufacturer, to test a new form of long-duration energy storage on the U.S. electric grid. The program will test battery system performance, including the ability to store and discharge energy for up to twice as long as the typical lithium-ion batteries in use today. We expect the full pilot to be completed in 2024.

Reliability

We have made significant reliability-related investments in recent years, and in accordance with our ESG Progress Plan, expect to continue strengthening and modernizing our generation fleet, as well as our electric and natural gas distribution networks to further improve reliability.

Below are a few examples of reliability projects that are proposed, currently underway, or recently completed.

- Included in the capital plan are additional proposed LNG storage facilities providing approximately four Bcf of natural gas supply, which is needed to ensure gas supply for winter reliability.
- WE and WG have received approval to each construct their own LNG facility to meet anticipated peak demand. Each facility would provide approximately one Bcf of natural gas supply to meet anticipated peak demand without requiring the construction of additional interstate pipeline capacity. The WE LNG facility was commercially operational at the end of 2023 and the WG LNG facility is targeted for 2024.
- Through the SMP, PGL had been working to replace old iron pipes and facilities in Chicago's natural gas delivery system with modern polyethylene pipes to reinforce the long-term safety and reliability of the system. In November 2023, the ICC ordered PGL to pause spending on the SMP until the ICC completes a proceeding to determine the optimal method for replacing aging natural gas infrastructure and a prudent investment level. The ICC initiated the proceeding on January 31, 2024, and the proceeding is expected to last 12 months. For more information, see Factors Affecting Results, Liquidity, and Capital Resources - Regulatory, Legislative, and Legal Matters - Future Illinois Proceedings.

  On January 3, 2024, the ICC granted PGL a limited-scope rehearing, which is limited to the authorized spending for the completion of SMP projects that started in 2023 and the authorized spending for emergency repairs needed to ensure the safety and reliability of PGL's delivery system. As a result, PGL has suspended neighborhood work, pending the results of the limited rehearing. See Note 26, Regulatory Environment, for more information.

- Our utilities continue to upgrade their electric and natural gas distribution systems to enhance reliability and storm hardening.

We expect to spend approximately $3.8 billion from 2024 to 2028 on reliability related projects with continued investment over the next decade. For more details, see Liquidity and Capital Resources – Cash Requirements – Significant Capital Projects.

Operating Efficiency

We continually look for ways to optimize the operating efficiency of our company and will continue to do so under the ESG Progress Plan. For example, we are making progress on our AMI program, replacing aging meter-reading equipment on both our network and customer property. An integrated system of smart meters, communication networks, and data management programs enables two-way communication between our utilities and our customers. This program reduces the manual effort for disconnects and reconnects and enhances outage management capabilities.

We continue to focus on integrating the resources of all our businesses and finding the best and most efficient processes.

Financial Discipline

A strong adherence to financial discipline is essential to meeting our earnings projections and maintaining a strong balance sheet, stable cash flows, a growing dividend, and quality credit ratings.

We follow an asset management strategy that focuses on investing in and acquiring assets consistent with our strategic plans, as well as disposing of assets, including property, plants, equipment, and entire business units, that are no longer strategic to operations, are not performing as intended, or have an unacceptable risk profile. See Note 3, Dispositions, for information on recent transactions.

Our planned investment focus from 2024 to 2028 is in our regulated utilities and non-utility energy infrastructure business, as well as our investment in ATC. We expect total capital expenditures for our regulated utility businesses to be approximately $19.5 billion from 2024 to 2028. In addition, we currently forecast that our share of ATC's projected capital expenditures over the next five years will be approximately $3 billion. We expect to invest approximately $1.2 billion in our non-utility energy infrastructure business over the same period, which includes our previously announced investment in Maple Flats and the purchase of an additional 10% ownership interest in Samson I. Specific projects included in the $23.7 billion ESG Progress Plan are discussed in more detail below under Liquidity and Capital Resources – Cash Requirements – Significant Capital Projects. Also, see Note 2, Acquisitions, for information on recent and pending transactions.

Exceptional Customer Care

Our approach is driven by an intense focus on delivering exceptional customer care every day. We strive to provide the best value for our customers by demonstrating personal responsibility for results, leveraging our capabilities and expertise, and using creative solutions to meet or exceed our customers' expectations.

A multiyear effort is driving a standardized, seamless approach to digital customer service across our companies. We have moved all utilities to a common platform for all customer-facing self-service options. Using common systems and processes reduces costs, provides greater flexibility and enhances the consistent delivery of exceptional service to customers.

Safety

Safety is one of our core values and a critical component of our culture. We are committed to keeping our employees and the public safe through a comprehensive corporate safety program that focuses on employee engagement and elimination of at-risk behaviors.

Under our "Target Zero" mission, we have an ultimate goal of zero incidents, accidents, and injuries. Management and union leadership work together to reinforce the Target Zero culture. We set annual goals for safety results as well as measurable leading indicators, in order to raise awareness of at-risk behaviors and situations and guide injury-prevention activities. All employees are encouraged to report unsafe conditions or incidents that could have led to an injury. Injuries and tasks with high levels of risk are assessed, and findings and best practices are shared across our companies.

Our corporate safety program provides a forum for addressing employee concerns, training employees and contractors on current safety standards, and recognizing those who demonstrate a safety focus.

RESULTS OF OPERATIONS

The following discussion and analysis of our Results of Operations includes comparisons of our results for the year ended December 31, 2023 with the year ended December 31, 2022. For a similar discussion that compares our results for the year ended December 31, 2022 with the year ended December 31, 2021, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations in Part II of our 2022 Annual Report on Form 10-K, which was filed with the SEC on February 23, 2023.

CONSOLIDATED EARNINGS

The following table compares our consolidated results for the year ended December 31, 2023 with the year ended December 31, 2022, including favorable or better, "B," and unfavorable or worse, "W," variances:

	Year Ended December 31		
(in millions, except per share data)	**2023**	**2022**	**B (W)**
Wisconsin	**$ 851.3**	$ 758.4	$ 92.9
Illinois	**140.0**	226.9	(86.9)
Other states	**48.1**	39.7	8.4
Electric transmission	**119.1**	129.5	(10.4)
Non-utility energy infrastructure	**336.0**	324.4	11.6
Corporate and other	**(162.8)**	(70.8)	(92.0)
Net income attributed to common shareholders	**$ 1,331.7**	$ 1,408.1	$ (76.4)
Diluted earnings per share	**$ 4.22**	$ 4.45	$ (0.23)

Earnings decreased $76.4 million during 2023, compared with 2022. The significant factors impacting the $76.4 million decrease in earnings were:

- A $92.0 million increase in the net loss attributed to common shareholders at the corporate and other segment, driven by higher interest expense on both long-term and short-term debt. This negative impact was partially offset by net gains from the investments held in the Integrys rabbi trust during 2023, compared with net losses during the same period in 2022. The gains and losses from the investments held in the rabbi trust partially offset the changes in benefit costs related to deferred compensation, which are primarily included in other operation and maintenance expense in our utility segments. See Note 17, Fair Value Measurements, for more information on our investments held in the Integrys rabbi trust.
- An $86.9 million decrease in net income attributed to common shareholders at the Illinois segment, driven by higher operating expenses, primarily due to an impairment associated with the ICC's disallowance of certain incurred capital costs in its November 2023 rate orders for PGL and NSG, and the year-over-year impact of a gain recorded in 2022 on the sale of certain real estate by PGL. Partially offsetting these increases in operating expenses were lower natural gas distribution and maintenance costs and a decrease in expenses related to charitable contributions. Higher natural gas margins, due to a positive impact from PGL's rate order, effective December 1, 2023, and continued capital investment in the SMP project in 2023 under PGL's QIP rider, also partially offset the net increase in operating expenses. See Note 26, Regulatory Environment, for more information on the PGL and NSG rate orders.
- A $10.4 million decrease in net income attributed to common shareholders at the electric transmission segment, driven by the positive impact in 2022 related to the D.C. Circuit Court of Appeals opinion issued in August 2022 addressing complaints related to ATC's ROE. For information on this D.C. Circuit Court of Appeals opinion, see Factors Affecting Results, Liquidity, and Capital Resources – Regulatory, Legislative, and Legal Matters – American Transmission Company Allowed Return on Equity Complaints.

These decreases in earnings were partially offset by:

- A $92.9 million increase in net income attributed to common shareholders at the Wisconsin segment, driven by an increase in electric and natural gas margins related to the impact of the Wisconsin rate orders approved by the PSCW, effective January 1, 2023, and a positive year-over-year impact from collections of fuel and purchased power costs. These positive impacts were partially offset by a decrease in electric and natural gas margins due to lower sales volumes, and higher operating expenses, including increases in expenses related to transmission, depreciation and amortization, and regulatory amortizations.
- An $11.6 million increase in net income attributed to common shareholders at the non-utility energy infrastructure segment, primarily due to an increase in PTCs driven by the acquisition of additional renewable generation facilities in the second half of 2022 and the first quarter of 2023, partially offset by higher interest expense.
- An $8.4 million increase in net income attributed to common shareholders at the other states segment, driven by higher natural gas margins due to an interim rate increase at MERC, effective January 1, 2023. See Note 26, Regulatory Environment, for more information. This positive impact was partially offset by a decrease in natural gas margins due to lower sales volumes and increases in depreciation and amortization and interest expense.

Non-GAAP Financial Measures

The discussions below address the contribution of each of our segments to net income attributed to common shareholders. The discussions include financial information prepared in accordance with GAAP, as well as electric margins and natural gas margins, which are not measures of financial performance under GAAP. Electric margins (electric revenues less fuel and purchased power costs) and natural gas margins (natural gas revenues less cost of natural gas sold) are non-GAAP financial measures because they exclude other operation and maintenance expense, depreciation and amortization, and property and revenue taxes.

We believe that electric and natural gas margins provide a useful basis for evaluating utility operations since the majority of prudently incurred fuel and purchased power costs, as well as prudently incurred natural gas costs, are passed through to customers in current

rates. As a result, management uses electric and natural gas margins internally when assessing the operating performance of our segments as these measures exclude the majority of revenue fluctuations caused by changes in these expenses. Similarly, the presentation of electric and natural gas margins herein is intended to provide supplemental information for investors regarding our operating performance.

Our electric margins and natural gas margins may not be comparable to similar measures presented by other companies. Furthermore, these measures are not intended to replace operating income as determined in accordance with GAAP as an indicator of operating performance. The following table shows operating income by segment for our utility operations during years ended December 31, 2023 and 2022:

	Year Ended December 31		
(in millions)	2023		2022
Wisconsin	$ 1,553.3	$	1,463.1
Illinois	270.8		369.7
Other states	79.7		64.2

Each applicable segment discussion below includes a table that provides the calculation of electric margins and natural gas margins, as applicable, along with a reconciliation to the most directly comparable GAAP measure, operating income.

WISCONSIN SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDERS

The Wisconsin segment's contribution to net income attributed to common shareholders for the year ended December 31, 2023 was $851.3 million, representing a $92.9 million, or 12.2%, increase over the prior year. The higher earnings were driven by an increase in electric and natural gas margins related to the impact of the Wisconsin rate orders approved by the PSCW, effective January 1, 2023, and a positive year-over-year impact from collections of fuel and purchased power costs. These positive impacts were partially offset by a decrease in electric and natural gas margins due to lower sales volumes, and higher operating expenses, including increases in expenses related to transmission, depreciation and amortization, and regulatory amortizations.

	Year Ended December 31				
(in millions)	2023		2022		B (W)
Electric revenues	$ 5,010.8	$	4,971.8	$	39.0
Fuel and purchased power	1,615.9		1,881.4		265.5
Total electric margins	3,394.9		3,090.4		304.5
Natural gas revenues	1,615.1		1,988.7		(373.6)
Cost of natural gas sold	894.7		1,327.4		432.7
Total natural gas margins	720.4		661.3		59.1
Total electric and natural gas margins	4,115.3		3,751.7		363.6
Other operation and maintenance	1,531.3		1,351.3		(180.0)
Depreciation and amortization	851.5		754.7		(96.8)
Property and revenue taxes	179.2		182.6		3.4
Operating income	1,553.3		1,463.1		90.2
Other income, net	137.6		99.9		37.7
Interest expense	601.0		555.9		(45.1)
Income before income taxes	1,089.9		1,007.1		82.8
Income tax expense	237.4		247.5		10.1
Preferred stock dividends of subsidiary	1.2		1.2		—
Net income attributed to common shareholders	$ 851.3	$	758.4	$	92.9

The following table shows a breakdown of other operation and maintenance:

(in millions)		2023		2022		B (W)
		Year Ended December 31				
Operation and maintenance not included in line items below	$	**635.1**	$	655.8	$	20.7
Transmission [1]		**540.4**		430.9		(109.5)
Regulatory amortizations and other pass through expenses [2]		**208.2**		145.5		(62.7)
We Power [3]		**141.4**		108.1		(33.3)
Earnings sharing mechanisms [4]		**5.6**		(13.5)		(19.1)
Other		**0.6**		24.5		23.9
Total other operation and maintenance	$	**1,531.3**	$	1,351.3	$	(180.0)

[1] Represents transmission expense that our electric utilities are authorized to collect in rates. The PSCW has approved escrow accounting for ATC and MISO network transmission expenses for WE and WPS. As a result, WE and WPS defer as a regulatory asset or liability, the difference between actual transmission costs and those included in rates until recovery or refund is authorized in a future rate proceeding. During 2023 and 2022, $520.4 million and $516.7 million, respectively, of costs were billed to our electric utilities by transmission providers.

During 2022, WE and WPS amortized $81.0 million of the regulatory liabilities associated with their transmission escrows to offset certain 2022 revenue deficiencies, as approved by the PSCW in order to forego filing for 2022 base rate increases. This amortization drove the lower transmission expense during 2022.

[2] Regulatory amortizations and other pass through expenses are substantially offset in margins and therefore do not have a significant impact on net income. Effective January 1, 2023, the PSCW approved escrow accounting for pension and OPEB costs, as well as certain costs associated with our jointly-owned Columbia plant. As a result, our Wisconsin utilities defer as a regulatory asset or liability, the difference between these actual costs and those included in rates until recovery or refund is authorized in a future rate proceeding.

[3] Represents costs associated with the We Power generation units, including operating and maintenance costs recognized by WE. During 2023 and 2022, $124.5 million and $121.7 million, respectively, of costs were billed to or incurred by WE related to the We Power generation units, with the difference in costs billed or incurred and expenses recognized, either deferred or deducted from the regulatory asset.

[4] Represents operation and maintenance associated with the earnings mechanisms we have in place. In 2022, this amount was reduced by the $21.6 million amortization of certain regulatory liability balances associated with WPS's 2020 earnings sharing mechanism to offset certain 2022 revenue deficiencies, as approved by the PSCW in order to forego filing for 2022 base rate increases. See Note 26, Regulatory Environment, for more information.

The following tables provide information on delivered sales volumes by customer class and weather statistics:

Electric Sales Volumes (MWh - in thousands)	2023	2022	B (W)
	Year Ended December 31		
Customer class			
Residential	**10,966.8**	11,372.6	(405.8)
Small commercial and industrial [1]	**12,729.9**	12,867.1	(137.2)
Large commercial and industrial [1]	**11,992.8**	12,181.6	(188.8)
Other	**128.6**	139.0	(10.4)
Total retail [1]	**35,818.1**	36,560.3	(742.2)
Wholesale	**1,821.8**	2,444.7	(622.9)
Resale	**6,015.5**	3,962.8	2,052.7
Total sales in MWh [1]	**43,655.4**	42,967.8	687.6

[1] Includes distribution sales for customers who have purchased power from an alternative electric supplier in Michigan.

Natural Gas Sales Volumes (Therms - in millions)	2023	2022	B (W)
	Year Ended December 31		
Customer class			
Residential	**1,014.8**	1,189.6	(174.8)
Commercial and industrial	**660.1**	746.6	(86.5)
Total retail	**1,674.9**	1,936.2	(261.3)
Transportation	**1,321.6**	1,438.1	(116.5)
Total sales in therms	**2,996.5**	3,374.3	(377.8)

Weather *(Degree Days)*	Year Ended December 31		
	2023	2022	B (W)
WE and WG [(1)]			
Heating (6,509 Normal)	**5,409**	6,369	(15.1)%
Cooling (775 Normal)	**876**	944	(7.2)%
WPS [(2)]			
Heating (7,354 Normal)	**6,544**	7,387	(11.4)%
Cooling (544 Normal)	**596**	718	(17.0)%
UMERC [(3)]			
Heating (8,392 Normal)	**7,539**	8,643	(12.8)%
Cooling (342 Normal)	**315**	358	(12.0)%

[(1)] Normal degree days are based on a 20-year moving average of monthly temperatures from Mitchell International Airport in Milwaukee, Wisconsin.

[(2)] Normal degree days are based on a 20-year moving average of monthly temperatures from the Green Bay, Wisconsin weather station.

[(3)] Normal degree days are based on a 20-year moving average of monthly temperatures from the Iron Mountain, Michigan weather station.

Electric Revenues

Electric revenues increased $39.0 million during 2023, compared with 2022. To the extent that changes in fuel and purchased power costs are passed through to customers, the changes are offset by comparable changes in revenues. See the discussion of electric utility margins below for more information related to the recovery of fuel and purchased power costs and the remaining drivers of the changes in electric revenues.

Electric Utility Margins

Electric utility margins at the Wisconsin segment increased $304.5 million during 2023, compared with 2022. The significant factors impacting the higher electric utility margins were:

• A $330.5 million increase in margins related to the impact of the Wisconsin rate orders approved by the PSCW, effective January 1, 2023.

• A $61.6 million year-over-year positive impact from collections of fuel and purchased power costs. Under the Wisconsin fuel rules, the margins of our electric utilities are impacted by under- or over-collections of certain fuel and purchased power costs that are within a 2% price variance from the costs included in rates, and the remaining variance beyond the 2% price variance is generally deferred for future recovery or refund to customers. In 2022, WPS was unable to defer a portion of its under-collected fuel and purchased power costs due to earning an ROE in excess of the PSCW authorized amount.

• A $15.7 million increase in margins during 2023, related to the expiration of a capacity purchase contract driven by the acquisition of the Whitewater facility, effective January 1, 2023.

These increases in margins were partially offset by:

• A $67.9 million decrease in margins related to lower retail electric sales volumes, including steam operations, driven by the impact of unfavorable weather during 2023, compared with 2022. As measured by cooling degree days, 2023 was 7.2% and 17.0% cooler than 2022 in the Milwaukee area and Green Bay area, respectively. As measured by heating degree days, 2023 was 15.1% and 11.4% warmer than 2022 in the Milwaukee area and Green Bay area, respectively.

• A $25.1 million decrease in other revenues, primarily related to a FERC order in January 2023 that eliminated reactive power compensation MISO was required to pay to generators, including our electric utilities, as well as lower revenues from third-party use of our assets. The decrease in reactive power revenues is substantially offset by a decrease in transmission expense related to a deferral of these revenues as a component of our transmission escrow, as approved by the PSCW in June 2023 and discussed below.

• Lower margins of $8.0 million driven by the expiration of a wholesale contract in May 2022.

Natural Gas Revenues

Natural gas revenues decreased $373.6 million during 2023, compared with 2022. Because prudently incurred natural gas costs are passed through to our customers in current rates, the changes are offset by comparable changes in revenues. The average per-unit cost of natural gas decreased approximately 25% during 2023, compared with 2022. The remaining drivers of changes in natural gas revenues are described in the discussion of natural gas utility margins below.

Natural Gas Utility Margins

Natural gas utility margins at the Wisconsin segment increased $59.1 million during 2023, compared with 2022. The most significant factor impacting the higher natural gas utility margins was a $116.6 million increase in margins related to the impact of the Wisconsin rate orders approved by the PSCW, effective January 1, 2023. This increase in margins was partially offset by a $57.4 million decrease in margins from lower sales volumes, driven by the impact of unfavorable weather during 2023, compared with 2022.

Other Operating Expenses (includes other operation and maintenance, depreciation and amortization, and property and revenue taxes)

Other operating expenses at the Wisconsin segment increased $273.4 million during 2023, compared with 2022. The significant factors impacting the increase in other operating expenses were:

- A $109.5 million increase in transmission expense as approved in the PSCW's 2023 rate orders, effective January 1, 2023. See the notes under the other operation and maintenance table above for more information. This amount is net of a deferral of $11.9 million approved by the PSCW in June 2023, retroactive to December 1, 2022, in response to a FERC order eliminating reactive power compensation to our utilities, as discussed in electric margins above.

- A $96.8 million increase in depreciation and amortization, driven by assets being placed into service as we continue to execute on our capital plan.

- A $62.7 million increase in regulatory amortizations and other pass through expenses, as discussed in the notes under the other operation and maintenance table above.

- A $33.3 million increase in other operation and maintenance expense related to the We Power leases, as discussed in the notes under the other operation and maintenance table above.

- A $29.4 million increase in other operating and maintenance related to our power plants, driven by increases to certain plant-related regulatory assets in 2022 as a result of the December 2022 Wisconsin rate orders as well as operating costs associated with Whitewater, which we purchased in January 2023. These increases were partially offset by lower severance during 2023.

- A $19.1 million increase in expense related to the earnings sharing mechanisms in place at our Wisconsin utilities, as discussed in the notes under the other operation and maintenance table above. See Note 26, Regulatory Environment, for more information.

These increases in other operating expenses were partially offset by:

- A $23.9 million decrease in expense primarily related to lower commitments made in 2023 to fund our charitable foundations.

- A $19.1 million increase in pre-tax gains on the sale of land, primarily at the site of our former Pleasant Prairie power plant during 2023.

- A $15.6 million decrease in electric and natural gas distribution expenses, driven by lower costs to maintain the distribution system and for storm restoration during 2023, compared with 2022.

- A $7.0 million decrease in expenses associated with the settlement of legal claims.

Other Income, Net

Other income, net at the Wisconsin segment increased $37.7 million during 2023, compared with 2022, driven by higher AFUDC-Equity due to continued capital investment. See Note 27, Other Income, Net, for more information.

Interest Expense

Interest expense at the Wisconsin segment increased $45.1 million during 2023, compared with 2022. The increase was primarily due to the impact of WE and WPS issuing long-term debt during the third and fourth quarters of 2022, respectively, and higher average short-term debt balances and increased short-term debt interest rates. Also contributing to the increase was the 2022 deferral of $8.2 million of interest expense related to capital investments made by WG since its 2020 rate case, as approved by the PSCW in an order that allowed our Wisconsin utilities to offset certain 2022 revenue deficiencies in order to forego filing for 2022 base rate increases. This deferred interest expense is now being amortized over a two-year period. During 2023, WG amortized $4.1 million of interest expense. See Note 26, Regulatory Environment, for more information. These increases were partially offset by higher AFUDC-Debt due to continued capital investment and lower interest expense on finance lease liabilities, primarily related to the We Power leases, as finance lease liabilities decrease each year as payments are made.

Income Tax Expense

Income tax expense at the Wisconsin segment decreased $10.1 million during 2023, compared with 2022. The decrease was primarily due to a $23.1 million increase in PTCs and a $6.3 million increase in income tax benefits associated with AFUDC-Equity, both driven by continued capital investment. These decreases in income tax expense were partially offset by higher pre-tax income. See Note 16, Income Taxes, for more information.

ILLINOIS SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDERS

The Illinois segment's contribution to net income attributed to common shareholders for the year ended December 31, 2023 was $140.0 million, representing an $86.9 million, or 38.3%, decrease from the prior year. The decrease was driven by higher operating expenses, primarily due to an impairment associated with the ICC's disallowance of certain incurred capital costs in its November 2023 rate orders for PGL and NSG, and the year-over-year impact of a gain recorded in 2022 on the sale of certain real estate by PGL. Partially offsetting these increases in operating expenses were lower natural gas distribution and maintenance costs and a decrease in expenses related to charitable contributions. Higher natural gas margins, due to a positive impact from PGL's rate order, effective December 1, 2023, and continued capital investment in the SMP project in 2023 under PGL's QIP rider, also partially offset the net increase in operating expenses. See Note 26, Regulatory Environment, for more information on the PGL and NSG rate orders.

Since the majority of PGL and NSG customers use natural gas for heating, net income attributed to common shareholders at the Illinois segment is sensitive to weather and is generally higher during the winter months.

		Year Ended December 31				
(in millions)		2023		2022		B (W)
Natural gas revenues	$	1,557.8	$	1,890.9	$	(333.1)
Cost of natural gas sold		443.0		792.5		349.5
Total natural gas margins		1,114.8		1,098.4		16.4
Other operation and maintenance		397.9		459.2		61.3
Impairment related to ICC disallowances		178.9		—		(178.9)
Depreciation and amortization		237.3		230.9		(6.4)
Property and revenue taxes		29.9		38.6		8.7
Operating income		270.8		369.7		(98.9)
Other income, net		6.7		14.1		(7.4)
Interest expense		88.9		73.8		(15.1)
Income before income taxes		188.6		310.0		(121.4)
Income tax expense		48.6		83.1		34.5
Net income attributed to common shareholders	$	140.0	$	226.9	$	(86.9)

The following table shows a breakdown of other operation and maintenance:

		Year Ended December 31				
(in millions)		2023		2022		B (W)
Operation and maintenance not included in the line items below	$	303.4	$	319.4	$	16.0
Riders [1]		94.3		127.2		32.9
Regulatory amortizations [1]		0.2		(2.4)		(2.6)
Other		—		15.0		15.0
Total other operation and maintenance	$	397.9	$	459.2	$	61.3

[1] These riders and regulatory amortizations are substantially offset in margins and therefore do not have a significant impact on net income.

The following tables provide information on delivered sales volumes by customer class and weather statistics:

	Year Ended December 31		
Natural Gas Sales Volumes (Therms - in millions)	2023	2022	B (W)
Customer Class			
Residential	778.1	907.0	(128.9)
Commercial and industrial	305.2	353.7	(48.5)
Total retail	1,083.3	1,260.7	(177.4)
Transportation	740.4	839.5	(99.1)
Total sales in therms	1,823.7	2,100.2	(276.5)

	Year Ended December 31		
Weather (Degree Days) [1]	2023	2022	B (W)
Heating (6,005 Normal)	5,097	6,140	(17.0)%

[1] Normal heating degree days are based on a 12-year moving average of monthly temperatures from Chicago's O'Hare Airport.

Natural Gas Revenues

Natural gas revenues decreased $333.1 million during 2023, compared with 2022. Because prudently incurred natural gas costs are passed through to our customers in current rates, the changes are offset by comparable changes in revenues. The average per-unit cost of natural gas sold decreased approximately 35% during 2023, compared with 2022. The remaining drivers of changes in natural gas revenues are described in the discussion of margins below.

Natural Gas Utility Margins

Natural gas utility margins at the Illinois segment, net of the $32.9 million impact of the riders referenced in the table above, increased $49.3 million during 2023, compared with 2022. The increase in margins was primarily driven by:

• A $29.5 million increase in margins related to the impact of the PGL rate order issued by the ICC, effective December 1, 2023.

• A $23.9 million increase in revenues at PGL due to continued capital investment in the SMP project under the QIP rider. PGL recovered the costs related to the SMP through a surcharge on customer bills pursuant to the QIP rider, which was in effect for most of 2023.

For information on PGL's rate order, the QIP rider, PGL's plan to recover SMP costs after 2023, and the pause in spending on the SMP, see Note 26, Regulatory Environment.

Other Operating Expenses (includes other operation and maintenance, impairment related to ICC disallowances, depreciation and amortization, and property and revenue taxes)

Other operating expenses at the Illinois segment increased $148.2 million, net of the $32.9 million impact of the riders referenced in the table above, during 2023, compared with 2022. The significant factors impacting the increase in other operating expenses were:

• A $178.9 million impairment associated with the ICC orders received in November 2023 related to PGL's and NSG's rate reviews, which included the disallowance of previously incurred capital costs at PGL and NSG, in the amount of $177.2 million and $1.7 million, respectively. See Note 26, Regulatory Environment, for more information on the ICC disallowances.

• A $54.5 million pre-tax gain on the sale of certain real estate in Chicago during 2022. See Note 3, Dispositions, for more information.

• An $11.1 million increase in expense driven by an ICC order received in May 2023 related to an annual prudency review of PGL's and NSG's UEA riders, which required refunds to ratepayers starting in September 2023. See Factors Affecting Results, Liquidity, and Capital Resources – Regulatory, Legislative, and Legal Matters – Regulatory Recovery for more information.

These increases in operating expenses were partially offset by:

• A $43.8 million decrease in natural gas distribution and maintenance costs, primarily related to maintaining the natural gas infrastructure during 2023, compared with 2022.

• A $25.0 million decrease in expenses related to contributions to charitable projects supporting our customers and the communities within our service territories during 2023, compared with 2022.

• A $9.4 million decrease in expenses associated with the settlement of legal claims during 2022.

• An $8.7 million decrease in property and revenue taxes, primarily driven by lower property and use taxes.

• A $3.7 million decrease in customer service expense due to lower call center expense and metering costs.

• A $3.0 million decrease in benefit costs, primarily due to lower stock-based compensation expense related to plan performance during 2023.

Other Income, Net

Other income, net at the Illinois segment decreased $7.4 million during 2023, compared with 2022, driven by lower net credits from the non-service components of our net periodic pension and OPEB costs. See Note 20, Employee Benefits, for more information on our benefit costs.

Interest Expense

Interest expense at the Illinois segment increased $15.1 million during 2023, compared with 2022, driven by higher long-term debt balances related to incremental borrowings in both 2023 and 2022, primarily related to additional capital investment. Also contributing to the increase was higher short-term debt interest rates.

Income Tax Expense

Income tax expense at the Illinois segment decreased $34.5 million during 2023, compared with 2022, driven by a decrease in pre-tax income.

OTHER STATES SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDERS

The other states segment's contribution to net income attributed to common shareholders for the year ended December 31, 2023 was $48.1 million, representing an $8.4 million, or 21.2%, increase over the prior year. The increase was driven by higher natural gas margins due to an interim rate increase at MERC, effective January 1, 2023. See Note 26, Regulatory Environment, for more information. This positive impact was partially offset by a decrease in natural gas margins due to lower sales volumes and increases in depreciation and amortization and interest expense.

Since the majority of MERC and MGU customers use natural gas for heating, net income attributed to common shareholders is sensitive to weather and is generally higher during the winter months.

		Year Ended December 31				
(in millions)		2023		2022		B (W)
Natural gas revenues	$	519.1	$	618.5	$	(99.4)
Cost of natural gas sold		277.2		391.6		114.4
Total natural gas margins		241.9		226.9		15.0
Other operation and maintenance		94.5		98.5		4.0
Depreciation and amortization		43.3		40.9		(2.4)
Property and revenue taxes		24.4		23.3		(1.1)
Operating income		79.7		64.2		15.5
Other income, net		0.6		2.5		(1.9)
Interest expense		15.9		13.9		(2.0)
Income before income taxes		64.4		52.8		11.6
Income tax expense		16.3		13.1		(3.2)
Net income attributed to common shareholders	$	48.1	$	39.7	$	8.4

The following table shows a breakdown of other operation and maintenance:

		Year Ended December 31				
(in millions)		2023		2022		B (W)
Operation and maintenance not included in line item below	$	72.6	$	77.8	$	5.2
Regulatory amortizations and other pass through expenses [1]		21.9		20.7		(1.2)
Total other operation and maintenance	$	94.5	$	98.5	$	4.0

[1] Regulatory amortizations and other pass through expenses are substantially offset in margins and therefore do not have a significant impact on net income.

The following tables provide information on delivered sales volumes by customer class and weather statistics:

	Year Ended December 31		
Natural Gas Sales Volumes (Therms - in millions)	2023	2022	B (W)
Customer Class			
Residential	293.8	353.1	(59.3)
Commercial and industrial	196.5	227.6	(31.1)
Total retail	490.3	580.7	(90.4)
Transportation	799.6	794.8	4.8
Total sales in therms	1,289.9	1,375.5	(85.6)

	Year Ended December 31		
Weather (Degree Days) [1]	2023	2022	B (W)
MERC			
Heating (7,973 Normal)	7,324	8,585	(14.7)%
MGU			
Heating (6,214 Normal)	5,456	6,277	(13.1)%

[1] Normal heating degree days for MERC and MGU are based on a 20-year moving average and 15-year moving average, respectively, of monthly temperatures from various weather stations throughout their respective territories.

Natural Gas Revenues

Natural gas revenues decreased $99.4 million during 2023, compared with 2022. Because prudently incurred natural gas costs are passed through to our customers in current rates, the changes are offset by comparable changes in revenues. The average per-unit cost of natural gas sold decreased approximately 17% during 2023, compared with 2022. The remaining drivers of changes in natural gas revenues are described in the discussion of margins below.

Natural Gas Utility Margins

Natural gas utility margins increased $15.0 million during 2023, compared with 2022, driven by a $19.5 million increase related to an interim rate increase at MERC that was effective January 1, 2023. See Note 26, Regulatory Environment, for more information. This increase in natural gas utility margins was partially offset by a $6.1 million decrease related to lower sales volumes, primarily driven by warmer weather. As measured by heating degree days, 2023 was 14.7% and 13.1% warmer than 2022 at MERC and MGU, respectively.

Other Operating Expenses (includes other operation and maintenance, depreciation and amortization, and property and revenue taxes)

Other operating expenses at the other states segment decreased $0.5 million during 2023, compared with 2022. The significant factors impacting the decrease in operating expenses were:

- A $1.8 million decrease in natural gas operations and customer service expense, driven by fewer operation and maintenance projects at MGU during 2023.
- A $1.6 million decrease in benefit costs, primarily due to lower stock-based compensation expense related to plan performance.

These decreases in other operating expenses were partially offset by a $2.4 million increase in depreciation and amortization related to continued capital investment.

Other Income, Net

Other income, net at the other states segment decreased $1.9 million during 2023, compared with 2022, driven by lower net credits from the non-service components of our net periodic pension and OPEB costs. See Note 20, Employee Benefits, for more information on our benefit costs.

Interest Expense

Interest expense at the other states segment increased $2.0 million during 2023, compared with 2022, primarily due to higher short-term debt interest rates.

Income Tax Expense

Income tax expense at the other states segment increased $3.2 million during 2023, compared with 2022, driven by an increase in pre-tax income.

ELECTRIC TRANSMISSION SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDERS

	Year Ended December 31		
(in millions)	2023	2022	B (W)
Equity in earnings of transmission affiliates	$ 177.5	$ 194.7	$ (17.2)
Interest expense	19.4	19.4	—
Income before income taxes	158.1	175.3	(17.2)
Income tax expense	39.0	45.8	6.8
Net income attributed to common shareholders	$ 119.1	$ 129.5	$ (10.4)

Equity in Earnings of Transmission Affiliates

Equity in earnings of transmission affiliates decreased $17.2 million during 2023, compared with 2022. The decrease was primarily driven by the $20.5 million positive impact recorded in 2022 related to the D.C. Circuit Court of Appeals opinion issued in August 2022 addressing complaints related to ATC's ROE. For information on this D.C. Circuit Court of Appeals opinion, see Factors Affecting Results, Liquidity, and Capital Resources – Regulatory, Legislative, and Legal Matters – American Transmission Company Allowed Return on Equity Complaints. Partially offsetting this negative year-over-year impact was continued capital investment by ATC.

Income Tax Expense

Income tax expense at the electric transmission segment decreased $6.8 million during 2023, compared with 2022, driven by a decrease in pre-tax income.

NON-UTILITY ENERGY INFRASTRUCTURE SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDERS

	Year Ended December 31		
(in millions)	2023	2022	B (W)
Operating income	$ 360.7	$ 372.8	$ (12.1)
Interest expense	94.3	68.9	(25.4)
Income before income taxes	266.4	303.9	(37.5)
Income tax benefit	(68.4)	(20.9)	47.5
Net (income) loss attributed to noncontrolling interests	1.2	(0.4)	1.6
Net income attributed to common shareholders	$ 336.0	$ 324.4	$ 11.6

Operating Income

Operating income at the non-utility energy infrastructure segment decreased $12.1 million during 2023, compared with 2022, driven by these items at WECI:

- Recognition of $15.2 million in revenue related to our Upstream wind park in 2022 that was associated with market settlements received from SPP in February 2021. These settlements were subject to a FERC complaint, so we were not able to recognize them as revenue until the FERC issued an order denying that complaint in 2022.
- A $13.4 million positive revenue impact in 2022 from a sharing arrangement with one of our Blooming Grove customers resulting from strong energy prices.

These decreases in operating income were partially offset by:

- Recognition of $6.4 million in revenue related to our Blooming Grove wind park in 2023 for a capacity payment received from PJM Interconnection that was associated with a December 2022 cold weather event. The capacity payment was subject to a FERC complaint, so we recognized this as revenue in 2023 when FERC issued an order denying that complaint.
- A $4.4 million positive impact from Sapphire Sky Wind, a new wind facility acquired in February 2023.

In addition to the above items at WECI, there was a $5.4 million positive impact from We Power due to continued capital investment.

Interest Expense

Interest expense at the non-utility energy infrastructure segment increased $25.4 million during 2023, compared with 2022, driven by a $16.1 million increase in interest expense due to WECI's issuance of a $430.0 million long-term intercompany note payable to WEC Energy Group in April 2023. This intercompany interest expense is offset by higher intercompany interest income at the corporate and other segment and is eliminated in consolidation. Also driving the increase was the impact of WECI Wind Holding II's issuance of long-term debt in December 2022.

Income Tax Benefit

The income tax benefit at the non-utility energy infrastructure segment increased $47.5 million during 2023, compared with 2022. The increase was primarily due to a $37.5 million increase in PTCs in 2023, driven by the acquisition of additional renewable generation facilities in the second half of 2022 and in the first quarter of 2023. Also contributing to the favorable income tax variance were lower pre-tax earnings during 2023, compared with 2022.

CORPORATE AND OTHER SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDERS

		Year Ended December 31					
(in millions)		2023		2022		B (W)	
Operating loss	$	(26.8)	$	(11.7)	$	(15.1)	
Other income, net		53.3		14.6		38.7	
Interest expense		257.6		119.4		(138.2)	
Loss before income taxes		(231.1)		(116.5)		(114.6)	
Income tax benefit		(68.3)		(45.7)		22.6	
Net loss attributed to common shareholders	$	(162.8)	$	(70.8)	$	(92.0)	

Operating Loss

The operating loss at the corporate and other segment increased $15.1 million during 2023, compared with 2022, driven by the year-over-year impact from the 2022 resolution of a previously recorded liability as certain outstanding matters reached a favorable outcome. Lower operating income at Wispark also contributed to the higher operating loss, driven by the 2022 positive impact from a payment on a note receivable that was previously written off due to uncertainty regarding its collectability and lower gains related to the sale of land and other assets.

Other Income, Net

Other income, net at the corporate and other segment increased $38.7 million during 2023, compared with 2022. The significant factors impacting the increase in other income, net were:

- A $13.7 million net gain from the investments held in the Integrys rabbi trust during 2023, compared with a $12.6 million net loss during 2022. The gains and losses from the investments held in the rabbi trust partially offset the changes in benefit costs related to deferred compensation, which are primarily included in other operation and maintenance expense in our utility segments. See Note 17, Fair Value Measurements, for more information on our investments held in the Integrys rabbi trust.

- An $18.3 million increase in intercompany interest income, driven by WECI's issuance of a $430.0 million long-term intercompany note to WEC Energy Group in April 2023 and higher interest rates on short-term borrowings to subsidiaries in our operating segments. This intercompany interest income is offset by higher intercompany interest expense in our operating segments and is eliminated in consolidation.

These increases in other income, net were partially offset by a $3.5 million net loss from our equity method investments in technology and energy-focused investment funds during 2023, compared with $6.5 million of net earnings during 2022.

Interest Expense

Interest expense at the corporate and other segment increased $138.2 million during 2023, compared with 2022, primarily due to the impact of long-term debt issuances in September 2022, January 2023, and April 2023. Also driving the increase in interest expense was higher average short-term debt balances and increased short-term debt interest rates.

Income Tax Benefit

The income tax benefit at the corporate and other segment increased $22.6 million during 2023, compared with 2022, driven by a higher pre-tax loss. This increase in the income tax benefit was partially offset by a $5.9 million decrease in excess tax benefits recognized related to stock option exercises.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We expect to maintain adequate liquidity to meet our cash requirements for operation of our businesses and implementation of our corporate strategy through internal generation of cash from operations and access to the capital markets.

The following discussion and analysis of our Liquidity and Capital Resources includes comparisons of our cash flows for the year ended December 31, 2023 with the year ended December 31, 2022. For a similar discussion that compares our cash flows for the year ended December 31, 2022 with the year ended December 31, 2021, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources in Part II of our 2022 Annual Report on Form 10-K, which was filed with the SEC on February 23, 2023.

CASH FLOWS

The following table summarizes our cash flows during the years ended December 31:

(in millions)	2023	2022	Change in 2023 Over 2022
Cash provided by (used in):			
Operating activities	$ 3,018.4	$ 2,060.7	$ 957.7
Investing activities	(3,558.2)	(2,642.4)	(915.8)
Financing activities	522.8	676.4	(153.6)

Operating Activities

Net cash provided by operating activities increased $957.7 million during 2023, compared with 2022, driven by:

- A $1.54 billion increase in cash from lower payments for fuel and purchased power at our generation plants, as well as lower natural gas costs related to natural gas sold to our customers during 2023, compared with 2022, primarily driven by a decrease in the price of natural gas.

- A $111.3 million increase in cash related to $58.9 million of cash received for income taxes during 2023, compared with $52.4 million of cash paid for income taxes during 2022. The increase in cash received for income taxes was driven by proceeds received in 2023 related to PTCs that were sold to a third party.

- A $24.1 million increase in cash related to higher distributions received from ATC during 2023, compared with 2022.

These increases in net cash provided by operating activities were partially offset by:

- A $403.7 million decrease in cash driven by collateral paid to counterparties during 2023, compared with collateral received from counterparties during 2022, as well as realized losses on derivative instruments recognized during 2023, compared with realized gains recognized during 2022.

- A $168.2 million decrease in cash from higher payments for interest, driven by long-term debt issuances during the last four months of 2022 and early 2023, higher average short-term debt balances, and higher interest rates during 2023, compared with 2022.

- A $127.9 million decrease in cash from higher payments for operating and maintenance expenses. During 2023, our payments were higher associated with previous commitments to charitable projects, transmission costs, and operation and maintenance related to our We Power and Wisconsin generation units, as well as due to the timing of payments for accounts payable.

- A $22.1 million decrease in cash related to higher payments for environmental remediation related to work completed on former manufactured gas plant sites during 2023, compared with 2022.

Investing Activities

Net cash used in investing activities increased $915.8 million during 2023, compared with 2022, driven by:

- The acquisition of a 90% ownership interest in Sapphire Sky in February 2023 for $442.6 million, net of cash acquired of $0.3 million.

- The acquisition of an 80% ownership interest in Samson I in February 2023 for $257.3 million, net of cash acquired of $5.2 million.

- A $178.0 million increase in cash paid for capital expenditures during 2023, compared with 2022, which is discussed in more detail below.

- The acquisition of a 90% ownership interest in Red Barn in April 2023 for $143.8 million.

- The acquisition of a 13.8% ownership interest in West Riverside in June 2023 for $95.3 million. See Note 8, Jointly Owned Utility Facilities, for more information.

- The acquisition of Whitewater in January 2023 for $76.0 million.

- A decrease of $39.1 million in insurance proceeds received during 2023, compared with 2022. In 2022, we received insurance proceeds for property damage related to the PSB water damage claim. See Note 7, Property, Plant, and Equipment, for more information.

- A $36.2 million decrease in proceeds received from the sale of assets during 2023, compared with 2022. See Note 3, Dispositions, for more information.

- An $18.2 million increase in capital contributions paid to transmission affiliates during 2023, compared with 2022. See Note 21, Investment in Transmission Affiliates, for more information.

- A $10.1 million decrease in cash received for the reimbursement of ATC's construction costs during 2023, compared with 2022. See Note 21, Investment in Transmission Affiliates, for more information.

These increases in net cash used in investing activities were partially offset by the acquisition of a 90% ownership interest in Thunderhead in September 2022 for $382.0 million.

For more information on our acquisitions, see Note 2, Acquisitions.

Capital Expenditures

Capital expenditures by segment for the years ended December 31 were as follows:

Reportable Segment (in millions)	2023		2022		Change in 2023 Over 2022
Wisconsin	$	1,819.3	$	1,610.8	$ 208.5
Illinois		489.8		484.9	4.9
Other states		103.5		101.1	2.4
Non-utility energy infrastructure		54.5		101.8	(47.3)
Corporate and other		25.8		16.3	9.5
Total capital expenditures	$	2,492.9	$	2,314.9	$ 178.0

The increase in cash paid for capital expenditures at the Wisconsin segment during 2023, compared with 2022, was driven by higher payments related to renewable energy projects, upgrades to WE's and WPS's electric and natural gas distribution systems, and construction of WE's and WG's LNG facilities. These increases were partially offset by lower payments for capital expenditures related to the natural gas-fired generation constructed at WPS's Weston power plant site.

The decrease in cash paid for capital expenditures at the non-utility energy infrastructure segment during 2023, compared with 2022, was primarily driven by lower payments for capital expenditures related to wastewater treatment system modifications for We Power's ERGS units. See Note 24, Commitments and Contingencies, for more information.

See Liquidity and Capital Resources – Cash Requirements – Significant Capital Projects below for more information.

Financing Activities

Net cash provided by financing activities decreased $153.6 million during 2023, compared with 2022, driven by:

• A $913.3 million decrease in cash due to higher retirements of long-term debt during 2023, compared with 2022.

• A $66.3 million decrease in cash due to higher dividends paid on our common stock during 2023, compared with 2022. In January 2023, our Board of Directors increased our quarterly dividend by $0.0525 per share (7.2%) effective with the March 2023 dividend payment.

• A $27.3 million decrease in cash proceeds related to fewer stock options exercised during 2023, compared with 2022.

These decreases in net cash provided by financing activities were partially offset by:

• A $626.3 million increase in cash due to $373.7 million of net borrowings of commercial paper during 2023, compared with $252.6 million of net repayments of commercial paper during 2022.

• A $170.7 million increase in cash due to higher issuances of long-term debt during 2023, compared with 2022.

• A $52.6 million increase in cash due to a decrease in common stock purchased during 2023, compared with 2022, to satisfy requirements of our stock-based compensation plans.

Significant Financing Activities

For more information on our financing activities, see Note 13, Short-Term Debt and Lines of Credit, and Note 14, Long-Term Debt.

CASH REQUIREMENTS

We require funds to support and grow our businesses. Our significant cash requirements primarily consist of capital and investment expenditures, payments to retire and pay interest on long-term debt, the payment of common stock dividends to our shareholders, and the funding of our ongoing operations. Our significant cash requirements are discussed in further detail below.

Significant Capital Projects

We have several capital projects that will require significant capital expenditures over the next three years and beyond. All projected capital requirements are subject to periodic review and may vary significantly from estimates, depending on a number of factors. These factors include environmental requirements, regulatory restraints and requirements, changes in tax laws and regulations, acquisition and development opportunities, market volatility, economic trends, supply chain disruptions, inflation, and interest rates. Our estimated capital expenditures and acquisitions for the next three years are reflected below. These amounts include anticipated expenditures for environmental compliance and certain remediation issues. For a discussion of certain environmental matters affecting us, see Note 24, Commitments and Contingencies.

(in millions)	**2024**		**2025**		**2026**	
Wisconsin	$	2,636.6	$	3,153.5	$	3,583.8
Illinois		428.9		392.5		501.3
Other states		123.5		104.1		109.9
Non-utility energy infrastructure		919.6		315.8		29.8
Corporate and other		21.9		14.0		2.0
Total	$	4,130.5	$	3,979.9	$	4,226.8

Our utilities continue to upgrade their electric and natural gas distribution systems to enhance reliability. These upgrades include addressing our aging infrastructure, system hardening, and the AMI program. AMI is an integrated system of smart meters, communication networks, and data management systems that enable two-way communication between utilities and customers.

We are committed to investing in solar, wind, battery storage, and clean natural gas-fired generation. Below are examples of projects that are proposed or currently underway.

- WE and WPS, along with an unaffiliated utility, received PSCW approval to acquire and construct Paris, a utility-scale solar-powered electric generating facility with a battery energy storage system. The project will be located in Kenosha County, Wisconsin and once fully constructed, WE and WPS will collectively own 180 MWs of solar generation and 99 MWs of battery storage of this project. WE's and WPS's combined share of the cost of this project is estimated to be approximately $542 million, with construction of the solar portion and battery storage expected to be completed in 2024 and 2025, respectively.

- WE and WPS, along with an unaffiliated utility, received PSCW approval to acquire and construct Darien, a utility-scale solar-powered electric generating facility. The project will be located in Rock and Walworth counties, Wisconsin and once fully constructed, WE and WPS will collectively own 225 MWs of solar generation. WE's and WPS's combined share of the cost of this project is estimated to be approximately $405 million, with construction expected to be completed in 2024. As part of its order, the PSCW approved battery capacity at this project, which is no longer included in the current capital plan. We will continue to evaluate timing, cost, and feasibility of the installation of batteries.

- WE and WPS, along with an unaffiliated utility, received PSCW approval to acquire Koshkonong, a utility-scale solar-powered electric generating facility. The project will be located in Dane County, Wisconsin and once fully constructed, WE and WPS will collectively own 270 MWs of solar generation. WE's and WPS's combined share of the cost of this project is estimated to be approximately $486 million, with construction expected to be completed in 2026. As part of its order, the PSCW approved battery capacity at this project, which is no longer included in the current capital plan. We will continue to evaluate timing, cost, and feasibility of the installation of batteries.

- In September 2023, WPS filed a request with the PSCW to exercise a second option to acquire an additional 100 MWs of capacity in West Riverside, a combined cycle natural gas plant operated by an unaffiliated utility in Rock County, Wisconsin. In October 2023, WPS filed for approval to assign the second option to purchase West Riverside to WE. If approved, our share of the cost of this ownership interest is expected to be approximately $100 million, with the transaction expected to close in 2024.

- WE and WPS plan to enhance fuel flexibility at the coal-fired ERGS units and Weston Unit 4.

- In February 2024, WE and WPS, along with an unaffiliated utility, filed a request with the PSCW to acquire and construct High Noon, a utility-scale solar-powered electric generating facility. The project will be located in Columbia County, Wisconsin and once fully constructed, WE and WPS will collectively own 270 MWs of solar generation of this project. If approved, WE and WPS's combined share of the cost of the project is estimated to be approximately $576 million, with construction expected to be completed by the end of 2026. Approval for battery capacity at this project was also requested, which is not included in the current capital plan. We will continue to evaluate the timing, cost, and feasibility of the installation of batteries.

- In December 2023, UMERC filed a request with the MPSC to acquire and construct Renegade, a utility-scale solar-powered electric generating facility. The project will be located in Delta County, Michigan and once fully constructed UMERC will own 100 MWs of solar generation. The cost of this project is estimated to be approximately $226 million, with construction expected to be completed by the end of 2026.

In August 2023, the DOC issued a ruling in its investigation into whether new tariffs should be imposed on solar panels and cells imported from multiple southeast Asian countries. See Factors Affecting Results, Liquidity, and Capital Resources – Regulatory, Legislative, and Legal Matters – United States Department of Commerce Complaint and Factors Affecting Results, Liquidity, and Capital Resources – Regulatory, Legislative, and Legal Matters – Uyghur Forced Labor Prevention Act for information on the potential impacts to our solar projects as a result of the DOC ruling and CBP actions related to solar panels, respectively. The expected in-service dates and costs identified above already reflect some of these impacts.

The construction of additional LNG facilities has been proposed as part of the 2024-2028 capital plan. The facilities would provide approximately four Bcf of natural gas supply and are expected to reduce the likelihood of constraints on the natural gas systems during the highest demand days of winter. The total cost of the projects is estimated to be approximately $860 million.

During 2023, PGL continued work on the SMP, a project to replace approximately 2,000 miles of Chicago's aging natural gas pipeline infrastructure. In November 2023, the ICC ordered PGL to pause spending on the SMP until the ICC has a proceeding to determine the optimal method of pipeline replacement and a prudent investment level. The ICC initiated the proceeding on January 31, 2024, and the proceeding is expected to last twelve months. For more information, see Factors Affecting Results, Liquidity, and Capital Resources - Regulatory, Legislative, and Legal Matters - Future Illinois Proceedings. On January 3, 2024, the ICC granted PGL a limited-scope rehearing, which includes the authorized spending for the completion of SMP projects that started in 2023 and the authorized spending for emergency repairs needed to ensure the safety and reliability of our delivery system. As a result, PGL has suspended neighborhood work pending the results of the limited hearing. See Note 26, Regulatory Environment, for more information on the SMP.

The non-utility energy infrastructure line item in the table above includes WECI's previously announced investment in Maple Flats and the purchase in January 2024 of an additional 10% ownership interest in Samson I. See Note 2, Acquisitions, for more information on these projects.

We expect to provide total capital contributions to ATC (not included in the above table) of approximately $345 million from 2024 through 2026. We do not expect to make any contributions to ATC Holdco during that period. WEC's portion of the cost for MISO Tranche 1 is estimated to be approximately $330 million between 2024 and 2028. Tranche 1 is part of MISO's Long Range Transmission Planning initiative to upgrade the grid so that it can reliably accommodate for the shift in generation to lower-carbon resources.

Long-Term Debt

A significant amount of cash is required to retire and pay interest on our long-term debt obligations. See Note 14, Long-Term Debt, for more information on our outstanding long-term debt, including a schedule of our long-term debt maturities over the next five years. The following table summarizes our required interest payments on long-term debt (excluding finance lease obligations) as of December 31, 2023:

	Interest Payments Due by Period				
(in millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Interest payments due on long-term debt [1]	$ 7,966.6	$ 677.7	$ 1,155.5	$ 899.1	$ 5,234.3

[1] The interest due on our variable rate debt is based on the interest rates that were in effect on December 31, 2023.

Common Stock Dividends

On January 18, 2024, our Board of Directors increased our quarterly dividend to $0.835 per share effective with the first quarter of 2024 dividend payment, an increase of 7%. This equates to an annual dividend of $3.34 per share. In addition, the Board of Directors affirmed our dividend policy that continues to target a dividend payout ratio of 65-70% of earnings.

We have been paying consecutive quarterly dividends dating back to 1942 and expect to continue paying quarterly cash dividends in the future. Any payment of future dividends is subject to approval by our Board of Directors and is dependent upon future earnings, capital requirements, and financial and other business conditions. In addition, our ability as a holding company to pay common stock dividends primarily depends on the availability of funds received from our subsidiaries. Various financing arrangements and regulatory requirements impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, or advances. We do not believe that these restrictions will materially affect our operations or limit any dividend payments in the foreseeable future. See Note 11, Common Equity, for more information related to these restrictions and our other common stock matters.

Other Significant Cash Requirements

Our utility and non-utility operations have purchase obligations under various contracts for the procurement of fuel, power, and gas supply, as well as the related storage and transportation. These costs are a significant component of funding our ongoing operations. See Note 24, Commitments and Contingencies, for more information, including our minimum future commitments related to these purchase obligations.

In addition to our energy-related purchase obligations, we have commitments for other costs incurred in the normal course of business, including costs related to information technology services, meter reading services, maintenance and other service agreements for certain generating facilities, and various engineering agreements. Our estimated future cash requirements related to these purchase obligations, excluding energy-related obligations, are reflected below.

		Payments Due by Period			
(in millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase orders	$ 612.5	$ 280.4	$ 288.8	$ 41.4	$ 1.9

We have various finance and operating lease obligations. Our finance lease obligations primarily relate to power purchase commitments and land leases for our solar projects. Our operating lease obligations are for office space and land. See Note 15, Leases, for more information, including an analysis of our minimum lease payments due in future years.

We make contributions to our pension and OPEB plans based upon various factors affecting us, including our liquidity position and tax law changes. See Note 20, Employee Benefits, for our expected contributions in 2024 and our expected pension and OPEB payments for the next 10 years. We expect the majority of these future pension and OPEB payments to be paid from our outside trusts. See Sources of Cash–Investments in Outside Trusts below for more information.

In addition to the above, our balance sheet at December 31, 2023 included various other liabilities that, due to the nature of the liabilities, the amount and timing of future payments cannot be determined with certainty. These liabilities include AROs, liabilities for the remediation of manufactured gas plant sites, and liabilities related to the accounting treatment for uncertainty in income taxes. For additional information on these liabilities, see Note 9, Asset Retirement Obligations, Note 24, Commitments and Contingencies, and Note 16, Income Taxes, respectively.

Off-Balance Sheet Arrangements

We are a party to various financial instruments with off-balance sheet risk as a part of our normal course of business, including financial guarantees and letters of credit that support construction projects, commodity contracts, and other payment obligations. We believe that these agreements do not have, and are not reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. See Note 13, Short-Term Debt and Lines of Credit, Note 19, Guarantees, and Note 23, Variable Interest Entities, for more information.

SOURCES OF CASH

Liquidity

We anticipate meeting our short-term and long-term cash requirements to operate our businesses and implement our corporate strategy through internal generation of cash from operations and access to the capital markets, which allows us to obtain external short-term borrowings, including commercial paper and term loans, and intermediate or long-term debt securities, as well as other types of securities. In addition, in January 2024, we started issuing common equity through a combination of our employee benefit plans and stock purchase and dividend reinvestment plan. We also anticipate issuing common equity through an at-the-market program in the future. Cash generated from operations is primarily driven by sales of electricity and natural gas to our utility customers, reduced by costs of operations. Our access to the capital markets is critical to our overall strategic plan and allows us to supplement cash flows from operations with external borrowings to manage seasonal variations, working capital needs, commodity price fluctuations, unplanned expenses, and unanticipated events. Subject to market conditions and other factors, we may repurchase our debt securities through open market purchases, privately negotiated transactions and/or other types of transactions. In January and February, 2024, pursuant to a tender offer, we purchased $122.1 million aggregate principal amount of the $500.0 million outstanding of our 2007 Junior Notes.

WEC Energy Group, WE, WPS, WG, and PGL maintain bank back-up credit facilities, which provide liquidity support for each company's obligations with respect to commercial paper and for general corporate purposes. We review our bank back-up credit facility needs on an ongoing basis and expect to be able to maintain adequate credit facilities to support our operations.

The amount, type, and timing of any financings in 2024, as well as in subsequent years, will be contingent on investment opportunities and our cash requirements and will depend upon prevailing market conditions, regulatory approvals for certain subsidiaries, and other factors. Our regulated utilities plan to maintain capital structures consistent with those approved by their respective regulators.

The issuance of securities by our utility companies is subject to the approval of the applicable state commissions or FERC. Additionally, with respect to the public offering of securities, we, WE, and WPS file registration statements with the SEC under the Securities Act of 1933, as amended (1933 Act). The amounts of securities authorized by the appropriate regulatory authorities, as well as the securities registered under the 1933 Act, are closely monitored and appropriate filings are made to ensure flexibility in the capital markets.

At December 31, 2023, our current liabilities exceeded our current assets by $2,319.1 million. We do not expect this to have an impact on our liquidity as we currently believe that our cash and cash equivalents, our available capacity under existing revolving credit facilities, cash generated from ongoing operations, and access to the capital markets are adequate to meet our short-term and long-term cash requirements.

See Note 13, Short-Term Debt and Lines of Credit, and Note 14, Long-Term Debt, for more information about our credit facilities and debt securities.

Investments in Outside Trusts

We maintain investments in outside trusts to fund the obligation to provide pension and certain OPEB benefits to current and future retirees. As of December 31, 2023, these trusts had investments of approximately $3.5 billion, consisting of fixed income and equity securities, that are subject to the volatility of the stock market and interest rates. The performance of existing plan assets, long-term discount rates, changes in assumptions, and other factors could affect our future contributions to the plans, our financial position if our accumulated benefit obligation exceeds the fair value of the plan assets, and future results of operations related to changes in pension and OPEB expense and the assumed rate of return. For additional information, see Note 20, Employee Benefits.

Capitalization Structure

The following table shows our capitalization structure as of December 31, 2023 and 2022, as well as an adjusted capitalization structure that we believe is consistent with how a majority of the rating agencies currently view our 2007 Junior Notes:

	2023			2022		
(in millions)	Actual		Adjusted		Actual	Adjusted
Common shareholders' equity	$	11,724.2	$	11,974.2	$ 11,376.9	$ 11,626.9
Preferred stock of subsidiary		30.4		30.4	30.4	30.4
Long-term debt (including current portion)		16,777.0		16,527.0	15,647.4	15,397.4
Short-term debt		2,020.9		2,020.9	1,647.1	1,647.1
Total capitalization	$	30,552.5	$	30,552.5	$ 28,701.8	$ 28,701.8
Total debt	$	18,797.9	$	18,547.9	$ 17,294.5	$ 17,044.5
Ratio of debt to total capitalization		61.5 %		60.7 %	60.3 %	59.4 %

Included in long-term debt on our balance sheets as of December 31, 2023 and 2022, is $500.0 million principal amount of the 2007 Junior Notes. The adjusted presentation attributes $250.0 million of the 2007 Junior Notes to common shareholders' equity and $250.0 million to long-term debt. In January and February, 2024, pursuant to a tender offer, we purchased $122.1 million aggregate principal amount of the $500.0 million outstanding of our 2007 Junior Notes.

The adjusted presentation of our consolidated capitalization structure is included as a complement to our capitalization structure presented in accordance with GAAP. Management evaluates and manages our capitalization structure, including our total debt to total capitalization ratio, using the GAAP calculation as adjusted to reflect the treatment of the 2007 Junior Notes by the majority of rating agencies. Therefore, we believe the non-GAAP adjusted presentation reflecting this treatment is useful and relevant to investors in understanding how management and the rating agencies evaluate our capitalization structure.

Debt Covenants

Certain of our short-term and long-term debt agreements contain financial covenants that we must satisfy, including debt to capitalization ratios and debt service coverage ratios. At December 31, 2023, we were in compliance with all such covenants related to outstanding short-term and long-term debt. We expect to be in compliance with all such debt covenants for the foreseeable future. See Note 13, Short-Term Debt and Lines of Credit, Note 14, Long-Term Debt, and Note 11, Common Equity, for more information.

Credit Rating Risk

Cash collateral postings and prepayments made with external parties, including postings related to exchange-traded contracts, and cash collateral posted by external parties were immaterial as of December 31, 2023. From time to time, we may enter into commodity contracts that could require collateral or a termination payment in the event of a credit rating change to below BBB- at S&P Global Ratings, a division of S&P Global Inc., and/or Baa3 at Moody's Investors Service, Inc. If WE had a sub-investment grade credit rating at December 31, 2023, it could have been required to post $100 million of additional collateral or other assurances pursuant to the terms of a PPA. We also have other commodity contracts that, in the event of a credit rating downgrade, could result in a reduction of our unsecured credit granted by counterparties.

In addition, access to capital markets at a reasonable cost is determined in large part by credit quality. Any credit ratings downgrade could impact our ability to access capital markets.

On May 2, 2023, S&P Global Inc. affirmed WEC Energy Group's ratings and revised its outlook to negative from stable, citing weakening financial measures. S&P Global Inc. upgraded WEC Energy Group's outlook back to stable on November 21, 2023, following their review of our updated five year capital and financing plan. The factors leading to the upgraded outlook included the maintenance of improving financial metrics and the expected reduction in our exposure to coal fired generation through the rest of the decade. The ratings outlooks on our utilities remain stable.

Subject to other factors affecting the credit markets as a whole, we believe our current ratings should provide a significant degree of flexibility in obtaining funds on competitive terms. However, these security ratings reflect the views of the rating agency only. An explanation of the significance of these ratings may be obtained from the rating agency. Such ratings are not a recommendation to buy, sell, or hold securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency.

FACTORS AFFECTING RESULTS, LIQUIDITY, AND CAPITAL RESOURCES
COMPETITIVE MARKETS

Electric Utility Industry

The FERC supports large RTOs, which directly impacts the structure of the wholesale electric market. Due to the FERC's support of RTOs, MISO uses the MISO Energy Markets to carry out its operations, including the use of LMPs to value electric transmission congestion and losses. Increased competition in the retail and wholesale markets, which may result from restructuring efforts, could have a significant and adverse financial impact on us.

Wisconsin

Electric utility revenues in Wisconsin are regulated by the PSCW. The PSCW continues to maintain the position that the question of whether to implement electric retail competition in Wisconsin should ultimately be decided by the Wisconsin legislature. No such legislation has been introduced in Wisconsin to date. It is uncertain when, if at all, retail choice might be implemented in Wisconsin.

Michigan

Michigan has adopted a limited retail choice program. Under Michigan law, our retail customers may choose an alternative electric supplier to provide power supply service. As a result, some of our small retail customers have switched to an alternative electric supplier. At December 31, 2023, Michigan law limited customer choice to 10% of an electric utility's Michigan retail load. Our iron ore mine customer, Tilden, is exempt from this 10% cap based on current law, but Tilden is required under a long-term agreement to purchase electric power from UMERC through March 2039. In addition, certain load increases by facilities already using an alternative electric supplier can still be serviced by their alternative electric supplier, when various conditions exist, even if the cap has already been met. When a customer switches to an alternative electric supplier, we continue to provide distribution and customer service functions for the customer.

Natural Gas Utility Industry

We offer natural gas transportation services to our customers that elect to purchase natural gas directly from a third-party supplier. Since these transportation customers continue to use our distribution systems to transport natural gas to their facilities, we earn distribution revenues from them. As such, the loss of revenue associated with the cost of natural gas that our transportation customers purchase from third-party suppliers has little impact on our net income, as it is substantially offset by an equal reduction to natural gas costs.

Wisconsin

Our Wisconsin utilities offer both natural gas transportation service and interruptible natural gas sales to enable customers to better manage their energy costs. Customers continue to switch between firm system supply, interruptible system supply, and transportation service each year as the economics and service options change.

Due to the PSCW's previous proceedings on natural gas industry regulation in a competitive environment, the PSCW currently provides all Wisconsin customer classes with competitive markets the option to choose a third-party natural gas supplier. All of our Wisconsin non-residential customer classes have competitive market choices and, therefore, can purchase natural gas directly from either a third-party supplier or their local natural gas utility. Since third-party suppliers can be used in Wisconsin, the PSCW has also adopted standards for transactions between a utility and its natural gas marketing affiliates.

We are currently unable to predict the impact, if any, of potential future industry restructuring on our results of operations or financial position.

Illinois

Absent extraordinary circumstances, potential competitors are not allowed to construct competing natural gas distribution systems in the service territories for PGL and NSG. A charter from the State of Illinois gives PGL the right to provide natural gas distribution service in the City of Chicago as a public utility. Further, the "first in the field" and public interest standards limit the ability of potential competitors to operate in an existing utility service territory. In addition, we believe it would be impractical to construct competing duplicate distribution facilities due to the high cost of installation.

Since 2002, PGL and NSG have, under ICC-approved tariffs, provided their customers with the option to choose a third-party natural gas supplier. There are no state laws requiring PGL and NSG to make this choice option available to customers, but since this option is currently provided to our Illinois customers under tariff, ICC approval would be needed to withdraw those tariffs.

An interstate pipeline may seek to provide transportation service directly to our Illinois end users, which would bypass our natural gas transportation service. However, PGL and NSG have anti-bypass tariffs approved by the ICC, which allow them to negotiate rates with customers that are potential bypass candidates to help ensure that such customers continue to use utility transportation service.

Minnesota

Natural gas utilities in the state of Minnesota do not have exclusive franchise service territories and, as a matter of law and policy, natural gas utilities may compete for new customers. However, natural gas utilities have customarily avoided competing for existing customers of other utilities, as there would be duplicative utility facilities and/or increased costs to customers. If this approach were to change, it could lead to a greater level of competition amongst utilities to obtain customers and potentially adversely impact our results of operations.

MERC offers both natural gas transportation service and interruptible natural gas sales to enable customers to better manage their energy costs. Customers continue to switch between firm system supply, interruptible system supply, and transportation service each year as the economics and service options change. MERC has provided its commercial and industrial customers with the option to choose a third-party natural gas supplier since 2006. We are not required by the MPUC or state law to make this choice option available to customers, but since this option is currently provided to our Minnesota commercial and industrial customers, we would need MPUC approval to eliminate it.

Michigan

The option to choose a third-party natural gas supplier has been provided to UMERC's natural gas customers (formerly WPS's Michigan natural gas customers) since the late 1990s and MGU's customers since 2005. We are not required by the MPSC or state law to make this choice option available to customers, but since this option is currently provided to our Michigan customers, we would need MPSC approval to eliminate it.

REGULATORY, LEGISLATIVE, AND LEGAL MATTERS

Regulatory Recovery

Our utilities account for their regulated operations in accordance with accounting guidance under the Regulated Operations Topic of the FASB ASC. Our rates are determined by various regulatory commissions.

Regulated entities are allowed to defer certain costs that would otherwise be charged to expense if the regulated entity believes the recovery of those costs is probable. We record regulatory assets pursuant to generic and/or specific orders issued by our regulators. Recovery of the deferred costs in future rates is subject to the review and approval by those regulators. We assume the risks and benefits of ultimate recovery of these items in future rates. If the recovery of the deferred costs, including those referenced below, is not approved by our regulators, the costs would be charged to income in the current period. Regulators can impose liabilities on a prospective basis for amounts previously collected from customers and for amounts that are expected to be refunded to customers. We record these items as regulatory liabilities. See Note 6, Regulatory Assets and Liabilities, for more information on our regulatory assets and liabilities.

The rates of PGL and NSG include a UEA rider for cost recovery or refund of uncollectible expense based on the difference between actual uncollectible write-offs and the amounts recovered in rates. The UEA rider is subject to an annual reconciliation whereby costs are reviewed for accuracy and prudency by the ICC. In May 2023, the ICC issued a written order on PGL's and NSG's 2018 UEA rider reconciliation. The order requires a $15.4 million and $0.7 million refund to ratepayers at PGL and NSG, respectively. These amounts are being refunded over a period of nine months, which began on September 1, 2023. In June 2023, the ICC denied PGL's and NSG's application requesting a rehearing of the ICC's May 2023 order. In July 2023, PGL and NSG petitioned the Illinois Appellate Court for review of the ICC orders. Their appeal is still pending.

In January 2014, the ICC approved PGL's use of the QIP rider as a recovery mechanism for costs incurred related to investments in QIP. This rider, which was in effect until December 1, 2023, continues to be subject to an annual reconciliation whereby costs are reviewed for accuracy and prudency. In March 2023, PGL filed its 2022 reconciliation with the ICC, which, along with the reconciliations from 2016 through 2021, are still pending. In addition, costs incurred during 2023 under the QIP rider are also still subject to reconciliation and review. Annual costs included in PGL's QIP rider have ranged from $192 million to $348 million. As of December 31, 2023, there can be no assurance that all costs incurred under the QIP rider during the open reconciliation years, which include 2016 through 2023, will be deemed recoverable by the ICC. Disallowances by the ICC, if any, could be material and have a material adverse impact on our results of operations.

See Note 26, Regulatory Environment, for more information regarding recent and pending rate proceedings, orders, and investigations involving our utilities.

Future Illinois Proceedings

In the PGL rate order issued by the ICC in November 2023, the ICC ordered PGL to pause spending on its SMP until the ICC completes a proceeding to determine the optimal method for replacing aging natural gas infrastructure and a prudent investment level. The ICC initiated the proceeding on January 31, 2024, and the proceeding is expected to last 12 months.

In addition, the ICC ordered staff to develop a plan for a "Future of Gas" proceeding. The goal of this proceeding will be to explore the issues involved with decarbonization of the gas distribution system in Illinois and recommend any future ICC action or legislative changes needed. It will include the formal exploration and consideration of the role of natural gas in the future, including in the context of the state's environmental and energy policy goals. The proceeding will include a broad range of stakeholders, including Illinois utilities and other interested parties. Once initiated, the "Future of Gas" proceeding is expected to last at least one year.

At this time, we cannot predict the ultimate outcome of these proceedings or the resulting impact to our natural gas operations in Illinois. Future natural gas investment opportunities in Illinois could be negatively impacted depending upon the outcomes. See Note 26, Regulatory Environment, for more information regarding the November 2023 ICC rate order.

Chicago Decarbonization Efforts

The CABO was introduced at a meeting of the Chicago city council held on January 24, 2024. If approved, this ordinance would set an indoor emissions standard that would require zero-to-low-emission energy systems in newly built commercial and residential buildings and major building additions in the city of Chicago. The proposed emission standards would effectively prohibit the use of natural gas in new buildings and homes and require electric heat and appliances. The CABO would not impact existing homes and businesses. In addition, certain buildings and equipment, such as hospitals, commercial kitchens, and back-up generators, would be exempt from the new emission limits.

In response to the CABO, a resolution was also introduced that would require the formation of a working group comprised of various subject matter experts to analyze the costs of converting buildings from natural gas to electricity, the costs for additional electric generation capacity needed for future building conversions, and the impact of shifting natural gas system costs from new construction to existing buildings if electrification measures are adopted. If the resolution is passed, this analysis would need to be completed prior to the adoption of any decarbonization initiatives, such as the CABO.

If approved by the city council, the CABO is expected to become effective one year after the approval date. PGL's future natural gas operations could be materially adversely impacted if the CABO is passed.

Petitions Before PSCW Regarding Third-Party Financed Distributed Energy Resources

In May 2022, two petitions were filed with the PSCW requesting a declaratory ruling that the owner of a third-party financed DER is not a "public utility" as defined under Wisconsin law and, therefore, is not subject to the PSCW's jurisdiction under any statute or rule regulating public utilities. The parties that filed the petitions provide financing to their customers for installation of DERs (including solar panels and energy storage) on the customer's property. A DER is connected to the host customer's utility meter and is used for the customer's energy needs. It may also be connected to the grid for distribution.

In July 2022, the PSCW found that the specific facts and circumstances merited the opening of a docket for each petition to consider whether to grant all or part of the requested declaratory ruling.

In December 2022, the PSCW granted one petitioner's request for a declaratory ruling, finding that the owner of the third-party financed DER at issue in the petitioner's brief is not a public utility under Wisconsin law. The ruling was limited to the specific facts and circumstances of the lease presented in that petition. A petition by the WUA to reopen or rehear the case expired without action by the PSCW. The WUA has filed an appeal which is pending consideration by the circuit court. The second petition was denied. Although the finding in the first petition was limited to the specific facts and circumstances of the lease presented in that petition, similar findings or a broader policy position could adversely impact our business operations.

Climate and Equitable Jobs Act

On September 15, 2021, the state of Illinois signed into law the Climate and Equitable Jobs Act. This legislation includes, among other things, a path for Illinois to move towards 100% clean energy, expanded commitments to energy efficiency and renewable energy, additional consumer protections, and expanded ethics reform. The provisions in this legislation that had the potential to have the most significant financial impact on PGL and NSG related to the new consumer protection requirements.

Effective September 15, 2021, the new legislation prohibits utilities from charging customers a fee when they elect to pay for service with a credit card. Utilities are now required to incur these expenses and seek recovery through a rate proceeding or by establishing a recovery mechanism. In December 2021, the ICC approved the use of a TPTFA rider for PGL. The TPTFA rider allowed PGL to recover the costs incurred for these third-party transaction fees prior to them being included in PGL's base rates. Effective December 1, 2023, PGL began recovering these costs through its base rates. See Note 26, Regulatory Environment, for more information on the TPTFA rider. NSG has been recovering costs related to these third-party transaction fees through its base rates since September 15, 2021.

In accordance with the new legislation, effective January 1, 2023, natural gas utilities are no longer allowed to charge late payment fees to certain low-income residential customers. As a result of the ICC's November 2023 rate orders, we do not expect this legislation to have a significant impact on our results of operations.

Uyghur Forced Labor Prevention Act

The CBP issued a WRO in June 2021, applicable to certain silica-based products originating from the Xinjiang Uyghur Autonomous Region of China (Xinjiang), such as polysilicon, included in the manufacturing of solar panels. In June 2022, the WRO was superseded by the implementation of the UFLPA. The UFLPA establishes a rebuttable presumption that any imports wholly or partially manufactured in Xinjiang are prohibited from entering the United States. While our suppliers were able to provide the CBP sufficient documentation to meet WRO compliance requirements, and we expect the same will be true for UFLPA purposes, we cannot currently predict what, if any, long-term impact the UFLPA will have on the overall supply of solar panels into the United States and whether we will experience any further impacts to the timing and cost of solar projects included in our long-term capital plan.

United States Department of Commerce Complaints

In February 2022, a California based company filed a petition (Antidumping and Countervailing Duties) with the DOC seeking to impose new tariffs on solar panels and cells imported from multiple countries, including Malaysia, Vietnam, Thailand, and Cambodia. The petitioners claimed that Chinese solar manufacturers are shifting products to these countries to avoid the tariffs required on products imported from China and requested that the DOC conduct a country-wide inquiry into each of the four countries. After investigation, in December 2022, the DOC announced its preliminary determination that certain companies are circumventing anti-dumping and countervailing duty orders on solar cells and modules from China.

In August 2023, the DOC issued its final decision, substantially affirming its preliminary determination that circumvention was occurring in each of the four Southeast Asian countries noted above. In its decision, the DOC affirmed that the Biden Administration's current 24-month tariff moratorium will remain in effect until June 6, 2024, subject to certain use and installation requirements, at which time tariffs are expected to resume. In December 2023, two U.S. solar manufacturers filed a challenge to this moratorium in the United States Court of International Trade.

The Biden Administration also invoked the Defense Production Act to accelerate the production of solar panels in the U.S.; however, the DOC's ruling may have an adverse impact on the solar industry overall. Additionally, the Biden Administration's actions did not address whether WROs applied to panels under previous complaints would be affected. At this time, we do not expect this final ruling to have a material impact on our results of operations.

Infrastructure Investment and Jobs Act

In November 2021, President Biden signed into law the Infrastructure Investment and Jobs Act, which provides for approximately $1.2 trillion of federal spending over a five year period, including approximately $85 billion for investments in power, utilities, and renewables infrastructure across the United States. We expect funding from this Act will support the work we are doing to reduce GHG emissions, increase EV charging, and strengthen and protect the energy grid. Funding in the Act should also help to expand emerging technologies, like hydrogen and carbon management, as we continue the transition to a clean energy future. We believe the Infrastructure Investment and Jobs Act will accelerate investment in projects that will help us meet our net zero emission goals to the benefit of our customers, the communities we serve, and our company.

Inflation Reduction Act

In August 2022, President Biden signed into law the IRA, which provides for $258 billion in energy-related provisions over a 10-year period. The provisions of the IRA are intended to, among other things, lower gasoline and electricity prices, incentivize domestic clean energy investment, manufacturing, and production, and promote reductions in carbon emissions. We believe that we and our customers can benefit from the IRA's provisions that extend tax benefits for renewable technologies, increase or restore higher rates for PTCs, add an option to claim PTCs for solar projects, expand qualified ITC facilities to include standalone energy storage, and its provision to allow companies to transfer tax credits generated from renewable projects. Under this new IRA transferability option, we entered into a sales agreement in September 2023 to sell substantially all of our 2023 PTCs to a third party. See Note 1(q), Income Taxes, for more information about the impact of these sales. The IRA also implements a 15% corporate alternative minimum tax and a 1% excise tax on stock repurchases. Although significant regulatory guidance is expected on the tax provisions in the IRA, we currently believe the provisions on alternative minimum tax and stock repurchases will not have a material impact on us. Overall, we believe the IRA will help reduce our cost of investing in projects that will support our commitment to reduce emissions and provide customers affordable, reliable, and clean energy over the longer term.

Return on Equity Incentive for Membership in a Transmission Organization

The FERC currently allows transmission utilities, including ATC, to increase their ROE by 50 basis points as an incentive for membership in a transmission organization, such as MISO. This incentive was established to stimulate infrastructure development and to support the evolving electric grid. However, a Notice of Proposed Rulemaking was issued by the FERC on April 15, 2021, proposing to limit the 50 basis point increase in ROE to only be available to transmission utilities initially joining a transmission organization for the first three years of membership. If this proposal becomes a final rule, ATC would be required to submit, within 30 days of the final rule's effective date, a compliance filing eliminating the 50 basis point incentive from its tariff. As a result, we estimate that this proposal, if adopted, would reduce our future after-tax equity earnings from ATC by approximately $7 million annually on a prospective basis. The transmission costs WE, WPS, and UMERC are required to pay ATC after the effective date would also be reduced by this proposal.

American Transmission Company Allowed Return on Equity Complaints

The ROE allowed by the FERC helps determine how much transmission owners, such as ATC, earn on their transmission assets as well as how much consumers pay for those assets. When two complaints were filed arguing the base ROE for MISO transmission owners, including ATC, was too high, the FERC started analyzing the base ROE for these transmission owners.

The base ROEs listed in the two ROE complaint sections below do not include the 50 basis point ROE incentive currently provided for membership in a transmission organization. See the Return on Equity Incentive for Membership in a Transmission Organization section above for more information on this incentive.

First Return on Equity Complaint – In November 2013, a group of MISO industrial customers filed a complaint with the FERC asking that the FERC order a reduction to the base ROE used by MISO transmission owners, including ATC, from 12.2% to 9.15%. Due to this complaint, the FERC and the D.C. Circuit Court of Appeals issued the following orders and opinion. The refunds resulting from these orders and opinion are also described below.

- Orders Issued by the FERC

  ◦ September 2016 Order – On September 28, 2016, the FERC issued an order reducing the base ROE for MISO transmission owners to 10.32% for the period covered by the first complaint, November 12, 2013 through February 11, 2015 and September 28, 2016 going forward.

  ◦ November 2019 Order – On November 21, 2019, the FERC issued another order after directing MISO transmission owners and other stakeholders to provide briefs and comments on a proposed change to the methodology for calculating base ROE. In this order, the FERC expanded its base ROE methodology to include the capital-asset pricing model in addition to the discounted cash flow model to better reflect how investors make their investment decisions. The FERC also rejected the use of the risk premium model as part of its base ROE methodology in this order. The FERC's modified methodology further reduced the base ROE for all MISO transmission owners, including ATC, to 9.88% for the period covered by the first complaint. In response to this FERC decision, requests for the FERC to rehear the November 2019 Order in its entirety were filed by various parties.

  ◦ May 2020 Order – On May 21, 2020, the FERC issued an order that granted in part and denied in part the requests to rehear the November 2019 Order. In this May 2020 Order, the FERC made additional revisions to its base ROE methodology, including reinstating the use of the risk premium model. The additional revisions made by the FERC increased the base ROE for all MISO transmission owners, including ATC, from the 9.88% authorized in the November 2019 Order to 10.02% for the period covered by the first complaint. Various parties then filed requests to rehear certain parts of the May 2020 Order with the FERC.

  ◦ November 2020 Order – In response to the rehearing requests filed concerning certain parts of the May 2020 Order, the FERC issued an order in November 2020 that confirmed the ROE previously authorized in its May 2020 Order.

  ◦ Refunds – Due to the base ROE changes resulting from these FERC orders, ATC was required to provide refunds, with interest, for the 15-month refund period from November 12, 2013 through February 11, 2015 and for the period from September 28, 2016 through November 19, 2020. In January 2022, ATC completed providing WE, WPS, and UMERC with the net refunds related to the transmission costs they paid during the period covered by the first complaint. The refunds were applied to WE's and WPS's PSCW-approved escrow accounting for transmission expense.

- Opinion Issued by the D.C. Circuit Court of Appeals

  ◦ August 2022 Decision – Since several petitions for review were filed with the D.C. Circuit Court of Appeals concerning this ROE complaint, the D.C. Circuit Court of Appeals issued an opinion on August 9, 2022, addressing these petitions. In its August 2022 Decision, the D.C. Circuit Court of Appeals ruled the FERC failed to adequately explain why it reinstated the use of the risk premium model as part of its ROE methodology in its May 2020 Order after previously rejecting the model in its November 2019 Order. Due to this ruling, the D.C. Circuit Court of Appeals vacated the FERC's previous orders and remanded the issue of determining an appropriate base ROE for MISO transmission owners back to the FERC for additional proceedings. As of December 31, 2023, the FERC had not provided a ruling in response to the August 2022 Decision issued by the D.C. Circuit Court of Appeals.

  ◦ Refunds – Since the FERC is required to conduct more proceedings, additional refunds could still be required for the 15-month period from November 12, 2013 through February 11, 2015 and for the period from September 28, 2016 until the date of any future order. Therefore, ATC recorded a liability on its financials for these potential refunds, which reduced our equity earnings from ATC by $18.6 million during the third quarter of 2022. The liability recorded by ATC is based on a 9.88% base ROE for the first complaint period. If it is ultimately determined a refund is required for the first complaint period, we would not expect any such refund to have a material impact on our financial statements or results of operations in the future. In addition, WE, WPS, and UMERC would be entitled to receive a portion of the refund from ATC for the benefit of their customers.

Second Return on Equity Complaint – In February 2015, a second complaint was filed with the FERC requesting a reduction in the base ROE used by MISO transmission owners, including ATC, to 8.67%, with a refund effective date retroactive to February 12, 2015. To resolve this complaint, the following orders and opinion were issued by the FERC and the D.C. Circuit Court of Appeals. The orders and opinion discussed below are the same orders and opinion described above in the first complaint section.

- Orders Issued by the FERC

  ◦ November 2019 Order – Similar to the first complaint, the November 2019 Order stated the newly calculated base ROE of 9.88% was also reasonable for the period covered by the second complaint, February 12, 2015 through May 10, 2016. However, in the November 2019 Order, the FERC relied on certain provisions of the Federal Power Act to dismiss the second complaint and to determine refunds were not allowed for this period.

  ◦ May 2020 Order – In its May 2020 Order, the FERC stated the newly calculated base ROE of 10.02% was also reasonable for the period covered by the second complaint. However, the FERC relied on the same provisions of the Federal Power Act to again dismiss the complaint and to determine refunds were not allowed for this period. In addition, the FERC denied in its May 2020 Order the requests to rehear both the dismissal of the second complaint and the determination that no refunds are allowed for the second complaint period.

- Opinion Issued by the D.C. Circuit Court of Appeals

  ◦ August 2022 Decision - The August 2022 Decision issued by the D.C. Circuit Court of Appeals affirmed both the FERC's dismissal of the second complaint and the FERC's finding that no refunds are allowed for the second complaint period. Therefore, during the third quarter of 2022, we reduced the liability previously recorded for the potential refunds related to the second complaint period by $39.1 million, which increased our equity earnings from ATC.

Environmental Matters

See Note 24, Commitments and Contingencies, for a discussion of certain environmental matters affecting us, including rules and regulations relating to air quality, water quality, and land quality.

MARKET RISKS AND OTHER SIGNIFICANT RISKS

We are exposed to market and other significant risks as a result of the nature of our businesses and the environments in which those businesses operate. These risks, described in further detail below, include but are not limited to:

Commodity Costs

In the normal course of providing energy, we are subject to market fluctuations in the costs of coal, natural gas, purchased power, and fuel oil used in the delivery of coal. We manage our fuel and natural gas supply costs through a portfolio of short and long-term procurement contracts with various suppliers for the purchase of coal, natural gas, and fuel oil. In addition, we manage the risk of price volatility through natural gas and electric hedging programs.

Embedded within our utilities' rates are amounts to recover fuel, natural gas, and purchased power costs. Our utilities have recovery mechanisms in place that generally allow them to recover or refund all or a portion of the changes in prudently incurred fuel, natural gas, and purchased power costs from rate case-approved amounts.

Higher commodity costs can increase our working capital requirements, result in higher gross receipts taxes, and lead to increased energy efficiency investments by our customers to reduce utility usage and/or fuel substitution. Higher commodity costs combined with slower economic conditions also expose us to greater risks of accounts receivable write-offs as more customers are unable to pay their bills. See Note 5, Credit Losses, for more information on riders and other mechanisms that allow for cost recovery or refund of uncollectible expense.

Weather

Our utilities' rates are based upon estimated normal temperatures. Our electric utility margins are unfavorably sensitive to below normal temperatures during the summer cooling season and, to some extent, to above normal temperatures during the winter heating season. Our natural gas utility margins are unfavorably sensitive to above normal temperatures during the winter heating season. PGL, NSG, and MERC have decoupling mechanisms in place that help reduce the impacts of weather. Decoupling mechanisms differ by state and allow utilities to recover or refund certain differences between actual and authorized margins. A summary of actual weather information in our utilities' service territories during 2023 and 2022, as measured by degree days, can be found in Results of Operations.

Interest Rates

We are exposed to interest rate risk resulting from our short-term and long-term borrowings and projected near-term debt financing needs. We manage exposure to interest rate risk by limiting the amount of our variable rate obligations and continually monitoring the effects of market changes on interest rates. When it is advantageous to do so, we enter into long-term fixed rate debt. We may also enter into derivative financial instruments, such as swaps, to mitigate interest rate exposure.

Based on the variable rate debt outstanding at December 31, 2023 and 2022, a hypothetical increase in market interest rates of one percentage point would have increased annual interest expense by $25.2 million and $21.4 million in 2023 and 2022, respectively. This sensitivity analysis was performed assuming a constant level of variable rate debt during the period and an immediate increase in interest rates, with no other changes for the remainder of the period.

Marketable Securities Return

We use various trusts to fund our pension and OPEB obligations. These trusts invest in debt and equity securities. Changes in the market prices of these assets can affect future pension and OPEB expenses. Additionally, future contributions can also be affected by the investment returns on trust fund assets. The financial risks associated with investment returns are mitigated at our Wisconsin utilities through the requirement that WE, WPS, and WG implement escrow accounting treatment for pension and OPEB costs in 2023 and 2024, as required by the December 2022 rate order issued by the PSCW. We also believe that the financial risks associated with investment returns would be partially mitigated at our other utilities through future rate actions by regulators. See Note 26, Regulatory Environment, for more information on 2023 and 2024 rates at our Wisconsin utilities.

The fair value of our trust fund assets and expected long-term returns were approximately:

(in millions)	As of December 31, 2023	Expected Return on Assets in 2024
Pension trust funds	$ 2,665.8	6.62 %
OPEB trust funds	$ 829.6	6.50 %

Fiduciary oversight of the pension and OPEB trust fund investments is the responsibility of an Investment Trust Policy Committee. The Committee works with external actuaries and investment consultants on an ongoing basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target asset allocations are determined utilizing projected benefit payment cash flows and risk analyses of appropriate investments. The targeted asset allocations are intended to reduce risk, provide long-term financial stability for the plans, and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments. Investment strategies utilize a wide diversification of asset types and qualified external investment managers.

We consult with our investment advisors on an annual basis to help us forecast expected long-term returns on plan assets by reviewing actual historical returns and calculating expected total trust returns using the weighted-average of long-term market returns for each of the major target asset categories utilized in the funds.

Economic Conditions

We have electric and natural gas utility operations that serve customers in Wisconsin, Illinois, Minnesota, and Michigan. As such, we are exposed to market risks in the regional Midwest economy. In addition, any economic downturn or disruption of national or international markets could adversely affect the financial condition of our customers and demand for their products, which could affect their demand for our products.

Inflation and Supply Chain Disruptions

We continue to monitor the impact of inflation and supply chain disruptions. We monitor the costs of medical plans, fuel, transmission access, construction costs, regulatory and environmental compliance costs, and other costs in order to minimize inflationary effects in future years, to the extent possible, through pricing strategies, productivity improvements, and cost reductions. We monitor the global supply chain, and related disruptions, in order to ensure we are able to procure the necessary materials and other resources necessary to both maintain our energy services in a safe and reliable manner and to grow our infrastructure in accordance with our capital plan.

For additional information concerning other risk factors, including market risks, see the Cautionary Statement Regarding Forward-Looking Information at the beginning of this report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in compliance with GAAP requires the application of accounting policies, as well as the use of estimates, assumptions, and judgments that could have a material impact on our financial statements and related disclosures. Judgments regarding future events may include the likelihood of success of particular projects, legal and regulatory challenges, and anticipated recovery of costs. Actual results may differ significantly from estimated amounts based on varying assumptions.

Our significant accounting policies are described in Note 1, Summary of Significant Accounting Policies. The following is a list of accounting policies and estimates that require management's most difficult, subjective, or complex judgments and may change in subsequent periods.

Regulatory Accounting

Our utility operations follow the guidance under the Regulated Operations Topic of the FASB ASC (Topic 980). Our financial statements reflect the effects of the ratemaking principles followed by the various jurisdictions regulating us. Certain items that would otherwise be immediately recognized as revenues and expenses are deferred as regulatory assets and regulatory liabilities for future recovery or refund to customers, as authorized by our regulators.

Future recovery of regulatory assets, including the timeliness of recovery and our ability to earn a reasonable return, is not assured and is generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Once approved, the regulatory assets and liabilities are amortized into earnings over the rate recovery or refund period. If recovery or refund of costs is not approved or is no longer considered probable, these regulatory assets or liabilities are recognized in current period earnings. Management regularly assesses whether these regulatory assets and liabilities are probable of future recovery or refund by considering factors such as changes in the regulatory environment, earnings from our electric and natural gas utility operations, rate orders issued by our regulators, historical decisions by our regulators regarding regulatory assets and liabilities, and the status of any pending or potential deregulation legislation.

The application of the Regulated Operations Topic of the FASB ASC would be discontinued if all or a separable portion of our utility operations no longer met the criteria for application. Our regulatory assets and liabilities would be written off to income as an unusual or infrequently occurring item in the period in which discontinuation occurred. See Note 6, Regulatory Assets and Liabilities, for more information on our regulatory assets and liabilities.

Goodwill

We completed our annual goodwill impairment tests for all of our reporting units that carried a goodwill balance as of July 1, 2023. No impairments were recorded as a result of these tests. For all of our reporting units, the fair values calculated in step one of the test were greater than their carrying values. The fair values for the reporting units were calculated using a combination of the income approach and the market approach.

For the income approach, we used internal forecasts to project cash flows. Any forecast contains a degree of uncertainty, and changes in these cash flows could significantly increase or decrease the calculated fair value of a reporting unit. For our reporting units that are regulated, a fair recovery of and return on costs prudently incurred to serve customers is assumed. An unfavorable outcome in a rate case could cause the fair values of our reporting units to decrease.

Key assumptions used in the income approach include ROEs, the long-term growth rates used to determine terminal values at the end of the discrete forecast period, and the discount rates. The discount rate is applied to estimated future cash flows and is one of the most significant assumptions used to determine fair value under the income approach. As interest rates rise, the calculated fair values will decrease. The discount rate is based on the weighted-average cost of capital for each reporting unit, taking into account both the after-tax cost of debt and cost of equity. The terminal year ROE for each utility is driven by its current allowed ROE. The terminal growth rate is based primarily on a combination of historical and forecasted statistics for real gross domestic product and personal income for each utility service area.

For the market approach, we used a higher weighting for the guideline public company method than the guideline merged and acquired company method due to a low number of mergers and acquisitions in recent years. The guideline public company method uses financial metrics from similar publicly traded companies to determine fair value. The guideline merged and acquired company method calculates fair value by analyzing the actual prices paid for recent mergers and acquisitions in the industry. We applied multiples derived from these two methods to the appropriate operating metrics for our reporting units to determine fair value.

The underlying assumptions and estimates used in the impairment tests were made as of a point in time. Subsequent changes in these assumptions and estimates could change the results of the tests.

For all of our reporting units that carried a goodwill balance at July 1, 2023, the fair value exceeded its carrying value by over 50%. Based on these results, our reporting units are not at risk of failing step one of the goodwill impairment test.

See Note 10, Goodwill and Intangibles, for more information.

Long-Lived Assets

In accordance with ASC 980-360, Regulated Operations – Property, Plant, and Equipment, we periodically assess the recoverability of certain long-lived assets when events or changes in circumstances indicate that the carrying amount of those long-lived assets may not be recoverable. Examples of events or changes in circumstances include, but are not limited to, a significant decrease in the market price, a significant change in use, a regulatory decision related to recovery of assets from customers, adverse legal factors or a change in business climate, operating or cash flow losses, or an expectation that the asset might be sold or abandoned. See Note 1(k), Asset Impairment, for our policy on accounting for abandonments and recently completed plant subject to disallowance.

Performing an impairment evaluation involves a significant degree of estimation and judgment by management in areas such as identifying circumstances that indicate an impairment may exist, identifying and grouping affected assets, and developing the undiscounted future cash flows. An impairment loss is measured as the excess of the carrying amount of the asset in comparison to the fair value of the asset. The fair value of the asset is assessed using various methods, including recent comparable third-party sales for our nonregulated operations, internally developed discounted cash flow analysis, expected recovery of regulated assets, and analysis from outside advisors.

See Note 7, Property, Plant, and Equipment, for more information on our generating units probable of being retired. See Note 6, Regulatory Assets and Liabilities, and Note 26, Regulatory Environment, for more information on our retired generating units, including various approvals we received from the FERC and the PSCW.

Pension and Other Postretirement Employee Benefits

The costs of providing non-contributory defined pension benefits and OPEB, described in Note 20, Employee Benefits, are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience.

Pension and OPEB costs are impacted by actual employee demographics (including age, compensation levels, and employment periods), the level of contributions made to the plans, and earnings on plan assets. Pension and OPEB costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets, mortality and discount rates, and expected health care cost trends. Changes made to the plan provisions may also impact current and future pension and OPEB costs.

Pension and OPEB plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity and fixed income market returns, as well as changes in general interest rates, may result in increased or decreased benefit costs in future periods. Changes in benefit costs are mitigated at our Wisconsin utilities through the requirement that WE, WPS, and WG implement escrow accounting treatment for pension and OPEB costs in 2023 and 2024, as required by the December 2022 rate orders issued by the PSCW. See Note 26, Regulatory Environment, for more information on 2023 and 2024 rates at our Wisconsin utilities. We believe that changes to benefit costs at our other utilities would be recovered or refunded through the ratemaking process.

The following table shows how a given change in certain actuarial assumptions would impact the projected benefit obligation and the reported net periodic pension cost (including amounts capitalized to our balance sheets). Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption (in millions, except percentages)	Percentage-Point Change in Assumption	Impact on Projected Benefit Obligation		Impact on 2023 Pension Cost	
Discount rate	(0.5)	$	114.7	$	5.3
Discount rate	0.5		(106.9)		(10.2)
Rate of return on plan assets	(0.5)		N/A		14.1
Rate of return on plan assets	0.5		N/A		(14.1)

The following table shows how a given change in certain actuarial assumptions would impact the accumulated OPEB obligation and the reported net periodic OPEB cost (including amounts capitalized to our balance sheets). Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption (in millions, except percentages)	Percentage-Point Change in Assumption	Impact on Postretirement Benefit Obligation		Impact on 2023 Postretirement Benefit Cost	
Discount rate	(0.5)	$	22.5	$	2.2
Discount rate	0.5		(21.4)		(1.9)
Health care cost trend rate	(0.5)		(12.4)		(2.6)
Health care cost trend rate	0.5		13.9		2.9
Rate of return on plan assets	(0.5)		N/A		4.1
Rate of return on plan assets	0.5		N/A		(4.1)

The discount rates are selected based on hypothetical bond portfolios consisting of noncallable, high-quality corporate bonds across the full maturity spectrum. From the hypothetical bond portfolios, a single rate is determined that equates the market value of the bonds purchased to the discounted value of the plans' expected future benefit payments.

We establish our expected return on assets based on consideration of historical and projected asset class returns, as well as the target allocations of the benefit trust portfolios. The assumed long-term rate of return on pension plan assets was 6.62% in 2023 and 6.88% in 2022 and 2021. The actual rate of return on pension plan assets, net of fees, was 9.23%, (14.03)%, and 9.51%, in 2023, 2022, and 2021, respectively.

In selecting assumed health care cost trend rates, past performance and forecasts of health care costs are considered. For more information on health care cost trend rates and a table showing future payments that we expect to make for our pension and OPEB, see Note 20, Employee Benefits.

Unbilled Revenues

We record utility operating revenues when energy is delivered to our customers. However, the determination of energy sales to individual customers is based upon the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of their last meter reading are estimated and corresponding unbilled revenues are calculated.

Unbilled revenues are estimated each month based upon actual generation and throughput volumes, recorded sales, estimated customer usage by class, weather factors, estimated line losses, and applicable customer rates. Energy demand for the unbilled period or changes in rate mix due to fluctuations in usage patterns of customer classes could impact the accuracy of the unbilled revenue estimate. Total unbilled utility revenues were $473.9 million and $663.1 million as of December 31, 2023 and 2022, respectively. The changes in unbilled revenues are primarily due to changes in the cost of natural gas, weather, and customer rates.

Income Tax Expense

Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities, the liability for unrecognized tax benefits, and any valuation allowance recorded against deferred income tax assets. The assumptions involved are supported by historical data, reasonable projections, and interpretations of applicable tax laws and regulations across multiple taxing jurisdictions. Significant changes in these assumptions could have a material impact on our financial condition and results of operations. See Note 1(q), Income Taxes, and Note 16, Income Taxes, for a discussion of accounting for income taxes.

We are required to estimate income taxes for each of our applicable tax jurisdictions as part of the process of preparing consolidated financial statements. This process involves estimating current income tax liabilities together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for income tax and accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within our balance sheets. We also assess the likelihood that our deferred income tax assets will be recovered through future taxable income. To the extent we believe that realization is not likely, we establish a valuation allowance, which is offset by an adjustment to income tax expense in our income statements.

Uncertainty associated with the application of tax statutes and regulations, the outcomes of tax audits and appeals, changes in income tax law, enacted tax rates or amounts subject to income tax, and changes in the regulatory treatment of any tax reform benefits requires that judgments and estimates be made in the accrual process and in the calculation of effective tax rates. Only income tax benefits that meet the "more likely than not" recognition threshold may be recognized or continue to be recognized. Unrecognized tax benefits are re-evaluated quarterly and changes are recorded based on new information, including the issuance of relevant guidance by the courts or tax authorities and developments occurring in the examinations of our tax returns.

We expect our 2024 annual effective tax rate to be between 11.5% and 12.5%. Our effective tax rate calculations are revised every quarter based on the best available year-end tax assumptions, adjusted in the following year after returns are filed. Tax accrual estimates are trued-up to the actual amounts claimed on the tax returns and further adjusted after examinations by taxing authorities, as needed.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Management's Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Results, Liquidity, and Capital Resources – Market Risks and Other Significant Risks, as well as Note 1(r), Fair Value Measurements, Note 1(s), Derivative Instruments, and Note 19, Guarantees, for information concerning potential market risks to which we are exposed.

WEC ENERGY GROUP, INC.
CONSOLIDATED INCOME STATEMENTS

Year Ended December 31						
(in millions, except per share amounts)		**2023**		**2022**		**2021**
Operating revenues	$	**8,893.0**	$	9,597.4	$	8,316.0
Operating expenses						
Cost of sales		**3,191.2**		4,358.9		3,311.0
Other operation and maintenance		**2,100.5**		1,938.0		2,005.5
Impairment related to ICC disallowances		**178.9**		—		—
Depreciation and amortization		**1,264.2**		1,122.6		1,074.3
Property and revenue taxes		**250.2**		253.7		210.3
Total operating expenses		**6,985.0**		7,673.2		6,601.1
Operating income		**1,908.0**		1,924.2		1,714.9
Equity in earnings of transmission affiliates		**177.5**		194.7		158.1
Other income, net		**177.7**		128.8		133.2
Interest expense		**726.9**		515.1		471.1
Loss on debt extinguishment		**—**		—		36.3
Other expense		**(371.7)**		(191.6)		(216.1)
Income before income taxes		**1,536.3**		1,732.6		1,498.8
Income tax expense		**204.6**		322.9		200.3
Net income		**1,331.7**		1,409.7		1,298.5
Preferred stock dividends of subsidiary		**1.2**		1.2		1.2
Net (income) loss attributed to noncontrolling interests		**1.2**		(0.4)		3.0
Net income attributed to common shareholders	$	**1,331.7**	$	1,408.1	$	1,300.3
Earnings per share						
Basic	$	**4.22**	$	4.46	$	4.12
Diluted	$	**4.22**	$	4.45	$	4.11
Weighted average common shares outstanding						
Basic		**315.4**		315.4		315.4
Diluted		**315.9**		316.1		316.3

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WEC ENERGY GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31						
(in millions)		**2023**		**2022**		**2021**
Net income	$	**1,331.7**	$	1,409.7	$	1,298.5
Other comprehensive income (loss), net of tax						
Derivatives accounted for as cash flow hedges						
Net derivative gain, net of tax		**—**		—		0.6
Reclassification of realized net derivative (gain) loss to net income, net of tax		**(0.3)**		(0.3)		0.9
Cash flow hedges, net		**(0.3)**		(0.3)		1.5
Defined benefit plans						
Pension and OPEB adjustments arising during the period, net of tax expense (benefit) of $(0.2), $(1.3), and $0.7, respectively		**(0.6)**		(3.5)		1.7
Amortization of pension and OPEB costs included in net periodic benefit cost, net of tax		**—**		0.2		0.4
Defined benefit plans, net		**(0.6)**		(3.3)		2.1
Other comprehensive income (loss), net of tax		**(0.9)**		(3.6)		3.6
Comprehensive income		**1,330.8**		1,406.1		1,302.1
Preferred stock dividends of subsidiary		**1.2**		1.2		1.2
Comprehensive (income) loss attributed to noncontrolling interests		**1.2**		(0.4)		3.0
Comprehensive income attributed to common shareholders	$	**1,330.8**	$	1,404.5	$	1,303.9

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WEC ENERGY GROUP, INC.
CONSOLIDATED BALANCE SHEETS

At December 31				
(in millions, except share and per share amounts)		2023		2022
Assets				
Current assets				
Cash and cash equivalents	$	42.9	$	28.9
Accounts receivable and unbilled revenues, net of reserves of $193.5 and $199.3, respectively		1,503.2		1,818.4
Materials, supplies, and inventories		775.2		807.1
Prepaid taxes		173.9		201.8
Other prepayments		76.8		69.8
Other		223.7		261.7
Current assets		2,795.7		3,187.7
Long-term assets				
Property, plant, and equipment, net of accumulated depreciation and amortization of $11,073.1 and $10,383.8, respectively		31,581.5		29,113.8
Regulatory assets (December 31, 2023 and December 31, 2022 include $85.9 and $92.4, respectively, related to WEPCo Environmental Trust)		3,249.8		3,264.6
Equity investment in transmission affiliates		2,005.9		1,909.2
Goodwill		3,052.8		3,052.8
Pension and OPEB assets		870.9		916.7
Other		383.1		427.3
Long-term assets		41,144.0		38,684.4
Total assets	$	43,939.7	$	41,872.1
Liabilities and Equity				
Current liabilities				
Short-term debt	$	2,020.9	$	1,647.1
Current portion of long-term debt (December 31, 2023 and December 31, 2022 include $9.0 and $8.9, respectively, related to WEPCo Environmental Trust)		1,264.2		881.2
Accounts payable		896.6		1,198.1
Other		933.1		884.6
Current liabilities		5,114.8		4,611.0
Long-term liabilities				
Long-term debt (December 31, 2023 and December 31, 2022 include $85.3 and $94.1, respectively, related to WEPCo Environmental Trust)		15,512.8		14,766.2
Deferred income taxes		4,918.5		4,625.6
Deferred revenue, net		356.4		370.7
Regulatory liabilities		3,697.7		3,735.5
Intangible liabilities		594.8		335.4
Environmental remediation liabilities		463.7		499.6
AROs		374.2		479.3
Pension and OPEB obligations		176.0		171.6
Other		659.3		660.6
Long-term liabilities		26,753.4		25,644.5
Commitments and contingencies (Note 24)				
Common shareholders' equity				
Common stock – $0.01 par value; 325,000,000 shares authorized; 315,434,531 shares outstanding		3.2		3.2
Additional paid in capital		4,115.9		4,115.2
Retained earnings		7,612.8		7,265.3
Accumulated other comprehensive loss		(7.7)		(6.8)
Common shareholders' equity		11,724.2		11,376.9
Preferred stock of subsidiary		30.4		30.4
Noncontrolling interests		316.9		209.3
Total liabilities and equity	$	43,939.7	$	41,872.1

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WEC ENERGY GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31			
(in millions)	2023	2022	2021
Operating activities			
Net income	$ 1,331.7	$ 1,409.7	$ 1,298.5
Reconciliation to cash provided by operating activities			
Depreciation and amortization	1,264.2	1,122.6	1,074.3
Deferred income taxes and ITCs, net	219.4	280.1	151.1
Impairment related to ICC disallowances	178.9	—	—
Contributions and payments related to pension and OPEB plans	(16.7)	(15.1)	(66.3)
Equity income in transmission affiliates, net of distributions	(33.0)	(74.3)	(25.1)
Net change in transmission regulatory assets and liabilities	19.8	(85.8)	5.7
Net gain on disposition of assets	(23.8)	(66.2)	(6.2)
Change in –			
Accounts receivable and unbilled revenues, net	340.6	(342.1)	(249.2)
Materials, supplies, and inventories	41.9	(171.3)	(107.2)
Amounts recoverable from customers	17.4	60.0	(82.3)
Collateral on deposit	22.1	(108.1)	4.6
Other current assets	18.9	(27.7)	17.6
Accounts payable	(254.0)	121.5	126.9
Other current liabilities	47.5	126.9	(17.2)
Other, net	(156.5)	(169.5)	(92.5)
Net cash provided by operating activities	3,018.4	2,060.7	2,032.7
Investing activities			
Capital expenditures	(2,492.9)	(2,314.9)	(2,252.8)
Acquisition of Whitewater	(76.0)	—	—
Acquisition of Sapphire Sky, net of cash acquired of $0.3	(442.6)	—	—
Acquisition of Samson I, net of cash acquired of $5.2	(257.3)	—	—
Acquisition of Red Barn	(143.8)	—	—
Acquisition of West Riverside	(95.3)	—	—
Acquisition of Thunderhead, net of cash acquired of $0.5	—	(382.0)	—
Acquisition of Jayhawk	—	—	(119.9)
Capital contributions to transmission affiliates	(63.7)	(45.5)	—
Proceeds from the sale of assets	32.8	69.0	21.9
Proceeds from the sale of investments held in rabbi trust	10.4	15.4	18.7
Payments for ATC's construction costs that will be reimbursed	(19.8)	(24.8)	(7.0)
Reimbursement for ATC's construction costs	0.1	10.2	—
Insurance proceeds received for property damage	2.5	41.6	—
Other, net	(12.6)	(11.4)	27.3
Net cash used in investing activities	(3,558.2)	(2,642.4)	(2,311.8)
Financing activities			
Exercise of stock options	6.3	33.6	15.7
Purchase of common stock	(16.6)	(69.2)	(33.1)
Dividends paid on common stock	(984.2)	(917.9)	(854.8)
Issuance of long-term debt	2,170.0	1,999.3	2,383.8
Retirement of long-term debt	(1,005.4)	(92.1)	(1,260.4)
Repayment of short-term loan	(0.8)	—	(340.0)
Change in commercial paper	373.7	(252.6)	459.2
Payments for debt extinguishment and issuance costs	(14.2)	(15.6)	(67.2)
Other, net	(6.0)	(9.1)	(9.2)
Net cash provided by financing activities	522.8	676.4	294.0
Net change in cash, cash equivalents, and restricted cash	(17.0)	94.7	14.9
Cash, cash equivalents, and restricted cash at beginning of year	182.2	87.5	72.6
Cash, cash equivalents, and restricted cash at end of year	$ 165.2	$ 182.2	$ 87.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WEC ENERGY GROUP, INC.
CONSOLIDATED STATEMENTS OF EQUITY

(in millions, except per share amounts)	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Common Shareholders' Equity	Preferred Stock of Subsidiary	Non-controlling Interests	Total Equity
WEC Energy Group Common Shareholders' Equity								
Balance at December 31, 2020	$ 3.2	$ 4,143.7	$ 6,329.6	$ (6.8)	$ 10,469.7	$ 30.4	$ 162.4	$ 10,662.5
Net income attributed to common shareholders	—	—	1,300.3	—	1,300.3	—	—	1,300.3
Net loss attributed to noncontrolling interests	—	—	—	—	—	—	(3.0)	(3.0)
Other comprehensive income	—	—	—	3.6	3.6	—	—	3.6
Common stock dividends of $2.71 per share	—	—	(854.8)	—	(854.8)	—	—	(854.8)
Exercise of stock options	—	15.7	—	—	15.7	—	—	15.7
Purchase of common stock	—	(33.1)	—	—	(33.1)	—	—	(33.1)
Acquisition of noncontrolling interests	—	—	—	—	—	—	6.3	6.3
Capital contributions from noncontrolling interest	—	—	—	—	—	—	7.6	7.6
Distributions to noncontrolling interests	—	—	—	—	—	—	(4.1)	(4.1)
Stock-based compensation and other	—	11.8	—	—	11.8	—	0.5	12.3
Balance at December 31, 2021	$ 3.2	$ 4,138.1	$ 6,775.1	$ (3.2)	$ 10,913.2	$ 30.4	$ 169.7	$ 11,113.3
Net income attributed to common shareholders	—	—	1,408.1	—	1,408.1	—	—	1,408.1
Net income attributed to noncontrolling interests	—	—	—	—	—	—	0.4	0.4
Other comprehensive loss	—	—	—	(3.6)	(3.6)	—	—	(3.6)
Common stock dividends of $2.91 per share	—	—	(917.9)	—	(917.9)	—	—	(917.9)
Exercise of stock options	—	33.6	—	—	33.6	—	—	33.6
Purchase of common stock	—	(69.2)	—	—	(69.2)	—	—	(69.2)
Acquisition of noncontrolling interests	—	—	—	—	—	—	42.5	42.5
Capital contributions from noncontrolling interest	—	—	—	—	—	—	1.1	1.1
Distributions to noncontrolling interests	—	—	—	—	—	—	(4.3)	(4.3)
Stock-based compensation and other	—	12.7	—	—	12.7	—	(0.1)	12.6
Balance at December 31, 2022	$ 3.2	$ 4,115.2	$ 7,265.3	$ (6.8)	$ 11,376.9	$ 30.4	$ 209.3	$ 11,616.6
Net income attributed to common shareholders	—	—	**1,331.7**	—	**1,331.7**	—	—	**1,331.7**
Net loss attributed to noncontrolling interests	—	—	—	—	—	—	**(1.2)**	**(1.2)**
Other comprehensive loss	—	—	—	**(0.9)**	**(0.9)**	—	—	**(0.9)**
Common stock dividends of $3.12 per share	—	—	**(984.2)**	—	**(984.2)**	—	—	**(984.2)**
Exercise of stock options	—	**6.3**	—	—	**6.3**	—	—	**6.3**
Purchase of common stock	—	**(16.6)**	—	—	**(16.6)**	—	—	**(16.6)**
Acquisition of noncontrolling interests	—	—	—	—	—	—	**114.9**	**114.9**
Distributions to noncontrolling interests	—	—	—	—	—	—	**(6.0)**	**(6.0)**
Stock-based compensation and other	—	**11.0**	—	—	**11.0**	—	**(0.1)**	**10.9**
Balance at December 31, 2023	**$ 3.2**	**$ 4,115.9**	**$ 7,612.8**	**$ (7.7)**	**$ 11,724.2**	**$ 30.4**	**$ 316.9**	**$ 12,071.5**

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WEC ENERGY GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations—WEC Energy Group serves approximately 1.7 million electric customers and 3.0 million natural gas customers, owns approximately 60% of ATC, and owns majority interests in multiple renewable generating facilities as part of its non-utility energy infrastructure segment.

As used in these notes, the term "financial statements" refers to the consolidated financial statements. This includes the income statements, statements of comprehensive income, balance sheets, statements of cash flows, and statements of equity, unless otherwise noted. On our financial statements, we consolidate our majority-owned subsidiaries, which we control, and VIEs, of which we are the primary beneficiary. We reflect noncontrolling interests for the portion of entities that we do not own as a component of consolidated equity separate from the equity attributable to our shareholders. The noncontrolling interests that we reported as equity on our balance sheet as of December 31, 2023 related to the minority interests held by third parties in the renewable generating facilities that are included in our non-utility energy infrastructure segment.

Our financial statements include the accounts of WEC Energy Group, a diversified energy holding company, and the accounts of our subsidiaries in the following reportable segments:

- Wisconsin segment – Consists of WE, WPS, and WG, which are engaged primarily in the generation of electricity and the distribution of electricity and natural gas in Wisconsin; and UMERC, which generates electricity and distributes electricity and natural gas to customers located in the Upper Peninsula of Michigan.
- Illinois segment – Consists of PGL and NSG, which are engaged primarily in the distribution of natural gas in Illinois.
- Other states segment – Consists of MERC and MGU, which are engaged primarily in the distribution of natural gas in Minnesota and Michigan, respectively.
- Electric transmission segment – Consists of our approximate 60% ownership interest in ATC, a for-profit, electric transmission company regulated by the FERC and certain state regulatory commissions, and our approximate 75% ownership interest in ATC Holdco, which invests in transmission-related projects outside of ATC's traditional footprint.
- Non-utility energy infrastructure segment – Consists of We Power, which is principally engaged in the ownership of electric power generating facilities for long-term lease to WE, and Bluewater, which owns underground natural gas storage facilities in Michigan. WECI, which holds our majority interests in multiple renewable generating facilities, is also included in this segment. See Note 2, Acquisitions, for more information on recently acquired WECI renewable generating facilities.
- Corporate and other segment – Consists of the WEC Energy Group holding company, the Integrys holding company, the PELLC holding company, Wispark, Wisvest, WECC, and WBS.

Investments in companies not controlled by us, but over which we have significant influence regarding the operating and financial policies of the investee, are accounted for using the equity method. We use the cumulative earnings approach for classifying distributions received in the statements of cash flows. Under the cumulative earnings approach, we compare the distributions received to cumulative equity method earnings since inception. Any distributions received up to the amount of cumulative equity earnings are considered a return on investment and classified in operating activities. Any excess distributions are considered a return of investment and classified in investing activities.

Our financial statements also reflect our proportionate interests in certain jointly owned utility facilities. See Note 8, Jointly Owned Utility Facilities, for more information.

(b) Basis of Presentation—We prepare our financial statements in conformity with GAAP. We make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

(c) Cash and Cash Equivalents—Cash and cash equivalents include marketable debt securities with an original maturity of three months or less.

(d) Operating Revenues—The following discussion includes our significant accounting policies related to operating revenues. For additional required disclosures on disaggregation of operating revenues, see Note 4, Operating Revenues.

Revenues from Contracts with Customers

Electric Utility Operating Revenues – Electricity sales to residential and commercial and industrial customers are generally accomplished through requirements contracts, which provide for the delivery of as much electricity as the customer needs. These contracts represent discrete deliveries of electricity and consist of one distinct performance obligation satisfied over time, as the electricity is delivered and consumed by the customer simultaneously. For our Wisconsin residential and commercial and industrial customers and the majority of our Michigan residential and commercial and industrial customers, our performance obligation is bundled to consist of both the sale and the delivery of the electric commodity. In our Michigan service territory, a limited number of residential and commercial and industrial customers can purchase the commodity from a third party. In this case, the delivery of the electricity represents our sole performance obligation.

The transaction price of the performance obligations for residential and commercial and industrial customers is valued using the rates, charges, terms, and conditions of service included in the tariffs of our regulated electric utilities, which have been approved by state regulators. These rates often have a fixed component customer charge and a usage-based variable component charge. We recognize revenue for the fixed component customer charge monthly using a time-based output method. We recognize revenue for the usage-based variable component charge using an output method based on the quantity of electricity delivered each month. Our retail electric rates in Wisconsin include base amounts for fuel and purchased power costs, which also impact our revenues. The electric fuel rules set by the PSCW allow us to defer, for subsequent rate recovery or refund, under- or over-collections of actual fuel and purchased power costs beyond a 2% price variance from the costs included in the rates charged to customers. Our electric utilities monitor the deferral of under-collected costs to ensure that it does not cause them to earn a greater ROE than authorized by the PSCW. In contrast, the rates of our Michigan retail electric customers include recovery of fuel and purchased power costs on a one-for-one basis. In addition, the Wisconsin residential tariffs of WE and WPS include a mechanism for cost recovery or refund of uncollectible expense based on the difference between actual uncollectible write-offs and the amounts recovered in rates.

Wholesale customers who resell power can choose to either bundle capacity and electricity services together under one contract with a supplier or purchase capacity and electricity separately from multiple suppliers. Furthermore, wholesale customers can choose to have our utilities provide generation to match the customer's load, similar to requirements contracts, or they can purchase specified quantities of electricity and capacity. Contracts with wholesale customers that include capacity bundled with the delivery of electricity contain two performance obligations, as capacity and electricity are often transacted separately in the marketplace at the wholesale level. When recognizing revenue associated with these contracts, the transaction price is allocated to each performance obligation based on its relative standalone selling price. Revenue is recognized as control of each individual component is transferred to the customer. Electricity is the primary product sold by our electric utilities and represents a single performance obligation satisfied over time through discrete deliveries to a customer. Revenue from electricity sales is generally recognized as units are produced and delivered to the customer within the production month. Capacity represents the reservation of an electric generating facility and conveys the ability to call on a plant to produce electricity when needed by the customer. The nature of our performance obligation as it relates to capacity is to stand ready to deliver power. This represents a single performance obligation transferred over time, which generally represents a monthly obligation. Accordingly, capacity revenue is recognized on a monthly basis.

The transaction price of the performance obligations for wholesale customers is valued using the rates, charges, terms, and conditions of service, which have been approved by the FERC. These wholesale rates include recovery of fuel and purchased power costs from customers on a one-for-one basis. For the majority of our wholesale customers, the price billed for energy and capacity is a formula-based rate. Formula-based rates initially set a customer's current year rates based on the previous year's expenses. This is a predetermined formula derived from the utility's costs and a reasonable rate of return. Because these rates are eventually trued up to reflect actual current-year costs, they represent a form of variable consideration in certain circumstances. The variable consideration is estimated and recognized over time as wholesale customers receive and consume the capacity and electricity services.

We are an active participant in the MISO Energy Markets, where we bid our generation into the Day Ahead and Real Time markets and procure electricity for our retail and wholesale customers at prices determined by the MISO Energy Markets. Purchase and sale transactions are recorded using settlement information provided by MISO. These purchase and sale transactions are accounted for on a net hourly position. Net purchases in a single hour are recorded as purchased power in cost of sales, and net sales in a single hour are recorded as resale revenues on our income statements. For resale revenues, our performance obligation is created only when electricity is sold into the MISO Energy Markets.

For all of our customers, consistent with the timing of when we recognize revenue, customer billings generally occur on a monthly basis, with payments typically due in full within 30 days.

Natural Gas Utility Operating Revenues – We recognize natural gas utility operating revenues under requirements contracts with residential, commercial and industrial, and transportation customers served under the tariffs of our regulated utilities. Tariffs provide our customers with the standard terms and conditions, including rates, related to the services offered. Requirements contracts provide for the delivery of as much natural gas as the customer needs. These requirements contracts represent discrete deliveries of natural gas and constitute a single performance obligation satisfied over time. Our performance obligation is both created and satisfied with the transfer of control of natural gas upon delivery to the customer. For most of our customers, natural gas is delivered and consumed by the customer simultaneously. A performance obligation can be bundled to consist of both the sale and the delivery of the natural gas commodity. In certain of our service territories, customers can purchase the commodity from a third party. In this case, the performance obligation only includes the delivery of the natural gas to the customer.

The transaction price of the performance obligations for our natural gas customers is valued using the rates, charges, terms, and conditions of service included in the tariffs of our regulated utilities, which have been approved by state regulators. These rates often have a fixed component customer charge and a usage-based variable component charge. We recognize revenue for the fixed component customer charge monthly using a time-based output method. We recognize revenue for the usage-based variable component charge using an output method based on natural gas delivered each month.

The tariffs of our natural gas utilities include various rate mechanisms that allow them to recover or refund changes in prudently incurred costs from rate case-approved amounts. The rates for all of our natural gas utilities include one-for-one recovery mechanisms for natural gas commodity costs. Under normal circumstances, we defer any difference between actual natural gas costs incurred and costs recovered through rates as a current asset or liability. The deferred balance is returned to or recovered from customers at intervals throughout the year. However, as a result of the extreme weather in the Midwest in February 2021, the cost of gas purchased for our natural gas customers was temporarily driven significantly higher than our normal winter weather expectations, and we were not allowed to recover all of the additional costs. See Note 26, Regulatory Environment, for more information on the recovery of these high natural gas costs.

In addition, the rates of PGL and NSG, and the residential tariffs of WE, WPS, and WG, include riders or other mechanisms for cost recovery or refund of uncollectible expense based on the difference between actual uncollectible write-offs and the amounts recovered in rates. The rates of PGL and NSG include riders for cost recovery of both environmental cleanup costs and energy conservation and management program costs. Finally, through the end of 2023, PGL's rates included a rider for pass through of income tax expense changes resulting from the Tax Legislation and a cost recovery mechanism for SMP costs. Similarly, the rates of MGU include a rider to recover costs incurred to replace or modify natural gas facilities.

Consistent with the timing of when we recognize revenue, customer billings generally occur on a monthly basis, with payments typically due in full within 30 days.

Other Natural Gas Operating Revenues – We have other natural gas operating revenues from Bluewater, which is in our non-utility energy infrastructure segment. Bluewater has entered into long-term service agreements for natural gas storage services with WE, WPS, and WG, and also provides limited service to unaffiliated customers. We recognize revenues using a time-based output method through a monthly fixed service fee. Typical storage contract rates consist of firm storage reservation charges and firm injection and withdrawal charges. All amounts associated with the service agreements with WE, WPS, and WG have been eliminated at the consolidated level.

Other Non-Utility Operating Revenues – Wind and solar generation revenues from WECI's ownership interests in renewable generation facilities continued to grow in 2023. See Note 2, Acquisitions, for more information on recent acquisitions. Most of these renewable generation facilities have offtake agreements with unaffiliated third parties for all of the energy to be produced by the facility, some of which are bundled with capacity and RECs. We consider bundled energy, capacity, and RECs within these offtake agreements to be distinct performance obligations as each are often transacted separately in the marketplace.

When recognizing revenue associated with these contracts, the transaction price is allocated to each performance obligation based on its relative standalone selling price. Revenue is recognized as control of each individual component is transferred to the customer. Revenue from the sale of this renewable energy is generally recognized as units are produced and delivered to the customer within the production month. Capacity represents the reservation of the renewable generation facility and conveys the ability to call on the renewable generation facility to produce electricity when needed by the customer. The nature of our performance obligation as it relates to capacity is to stand ready to deliver power. This represents a single performance obligation transferred over time, which generally represents a monthly obligation. Accordingly, capacity revenue is recognized on a monthly basis. The performance obligation for RECs is recognized at a point-in-time; however, the timing of revenue recognition is the same, as the generation of renewable energy and the recognition of REC revenues generally occur concurrently.

Non-utility operating revenues are also derived from servicing appliances for customers at MERC. These contracts customarily have a duration of one year or less and consist of a single performance obligation satisfied over time. We use a time-based output method to recognize revenues monthly for the service fee.

Consistent with the timing of when we recognize revenue, customer billings for the renewable generation and servicing revenues generally occur on a monthly basis, with payments typically due in full within 30 days.

As part of the construction of the We Power electric generating units, we capitalized interest during construction, which is included in property, plant, and equipment. As allowed by the PSCW, we collected these carrying costs from WE's utility customers during construction. The equity portion of these carrying costs was recorded as a contract liability, which is presented as deferred revenue, net on our balance sheets. We continually amortize the deferred carrying costs to revenues over the related lease term that We Power has with WE. During 2023, 2022, and 2021, we recorded $23.5 million, $23.4 million, and $23.3 million, respectively, of revenues related to these deferred carrying costs.

Other Operating Revenues

Alternative Revenues – Alternative revenues are created from programs authorized by regulators that allow our utilities to record additional revenues by adjusting rates in the future, usually as a surcharge applied to future billings, in response to past activities or completed events. Alternative revenue programs allow compensation for the effects of weather abnormalities, other external factors, or demand side management initiatives. Alternative revenue programs can also provide incentive awards if the utility achieves certain objectives and in other limited circumstances. We record alternative revenues when the regulator-specified conditions for recognition have been met. We reverse these alternative revenues as the customer is billed, at which time this revenue is presented as revenues from contracts with customers.

Below is a summary of the alternative revenue programs at our utilities:

- The rates of PGL, NSG, and MERC include decoupling mechanisms. These mechanisms differ by state and allow the utilities to recover or refund the differences between actual and authorized margins for certain customer classes.
- MERC's rates include a conservation improvement program rider, which includes a financial incentive for meeting energy savings goals.
- WE and WPS provide wholesale electric service to customers under market-based rates and FERC formula rates. The customer is charged a base rate each year based upon a formula using prior year actual costs and customer demand. A true-up is calculated based on the difference between the amount billed to customers for the demand component of their rates and what the actual cost of service was for the year. The true-up can result in an amount that we will recover from or refund to the customer. We consider the true-up portion of the wholesale electric revenues to be alternative revenues.

(e) Credit Losses—The following discussion includes our significant accounting policies related to credit losses. For additional required disclosures on credit losses, see Note 5, Credit Losses.

Our exposure to credit losses is related to our accounts receivable and unbilled revenue balances, which are primarily generated from the sale of electricity and natural gas by our regulated utility operations. Credit losses associated with our utility operations are analyzed at the reportable segment level as we believe contract terms, political and economic risks, and the regulatory environment are similar at this level as our reportable segments are generally based on the geographic location of the underlying utility operations.

We have an accounts receivable and unbilled revenue balance associated with our non-utility energy infrastructure segment, related to the sale of electricity from our majority-owned renewable generating facilities through agreements with several large high credit quality counterparties.

We evaluate the collectability of our accounts receivable and unbilled revenue balances considering a combination of factors. For some of our larger customers and also in circumstances where we become aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance for credit losses against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we use the accounts receivable aging method to calculate an allowance for credit losses. Using this method, we classify accounts receivable into different aging buckets and calculate a reserve percentage for each aging bucket based upon historical loss rates. The calculated reserve percentages are updated on at least an annual basis, in order to ensure recent macroeconomic, political, and regulatory trends are captured in the calculation, to the extent possible. Risks identified that we do not believe are reflected in the calculated reserve percentages, are assessed on a quarterly basis to determine whether further adjustments are required.

We monitor our ongoing credit exposure through active review of counterparty accounts receivable balances against contract terms and due dates. Our activities include timely account reconciliation, dispute resolution and payment confirmation. To the extent possible, we work with customers with past due balances to negotiate payment plans, but will disconnect customers for non-payment as allowed by our regulators, if necessary, and employ collection agencies and legal counsel to pursue recovery of defaulted receivables. For our larger customers, detailed credit review procedures may be performed in advance of any sales being made. We sometimes require letters of credit, parental guarantees, prepayments or other forms of credit assurance from our larger customers to mitigate credit risk.

(f) Materials, Supplies, and Inventories—Our inventories as of December 31 consisted of:

(in millions)		**2023**		**2022**
Natural gas in storage	$	**327.8**	$	446.3
Materials and supplies		**320.0**		257.0
Fossil fuel		**127.4**		103.8
Total	$	**775.2**	$	807.1

PGL and NSG price natural gas storage injections at the calendar year average of the costs of natural gas supply purchased. Withdrawals from storage are priced on the LIFO cost method. Inventories stated on a LIFO basis represented approximately 17% and 13% of total inventories at December 31, 2023 and 2022, respectively. The estimated replacement cost of natural gas in inventory at December 31, 2023 and 2022, exceeded the LIFO cost by $12.2 million and $98.3 million, respectively. In calculating these replacement amounts, PGL and NSG used a Chicago city-gate natural gas price per Dth of $2.13 at December 31, 2023, and $3.41 at December 31, 2022.

Substantially all other natural gas in storage, materials and supplies, and fossil fuel inventories are recorded using the weighted-average cost method of accounting.

(g) Regulatory Assets and Liabilities—The economic effects of regulation can result in regulated companies recording costs and revenues that are allowed in the ratemaking process in a period different from the period they would have been recognized by a nonregulated company. When this occurs, regulatory assets and regulatory liabilities are recorded on the balance sheet. Regulatory assets represent deferred costs probable of recovery from customers that would have otherwise been charged to expense. Regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or future costs already collected from customers in rates.

The recovery or refund of regulatory assets and liabilities is based on specific periods determined by our regulators or occurs over the normal operating period of the related assets and liabilities. If a previously recorded regulatory asset is no longer probable of recovery, the regulatory asset is reduced to the amount considered probable of recovery, and the reduction is charged to expense in the current period. See Note 6, Regulatory Assets and Liabilities, for more information.

(h) Property, Plant, and Equipment—We record property, plant, and equipment at cost. Cost includes material, labor, overhead, and both debt and equity components of AFUDC. Additions to and significant replacements of property are charged to property, plant, and equipment at cost; minor items are charged to other operation and maintenance expense. The cost of depreciable utility property less salvage value is charged to accumulated depreciation when property is retired.

We record straight-line depreciation expense over the estimated useful life of utility property using depreciation rates approved by the applicable regulators. Annual utility composite depreciation rates are shown below:

Annual Utility Composite Depreciation Rates	2023	2022	2021
WE	3.03%	3.06%	3.09%
WPS	2.93%	2.67%	2.66%
WG	2.61%	2.47%	2.44%
PGL	3.13%	3.13%	3.12%
NSG	2.46%	2.43%	2.52%
MERC	2.60%	2.56%	2.58%
MGU	2.73%	2.75%	2.70%
UMERC	2.97%	3.01%	2.94%

We depreciate our We Power assets over the estimated useful life of the various property components. The components have useful lives of between 10 to 45 years for PWGS 1 and PWGS 2 and 10 to 55 years for ER 1 and ER 2.

We depreciate our WECI assets over the estimated useful life of the property, with wind and solar generating facilities being depreciated over 30 and 35 years, respectively.

We capitalize certain costs related to software developed or obtained for internal use and record these costs to amortization expense over the estimated useful life of the related software, which ranges from 3 to 15 years. If software is retired prior to being fully amortized, the difference is recorded as a loss on the income statement.

Third parties reimburse the utilities for all or a portion of expenditures for certain capital projects. Such contributions in aid of construction costs are recorded as a reduction to property, plant, and equipment.

See Note 7, Property, Plant, and Equipment, for more information.

(i) Allowance for Funds Used During Construction—AFUDC is included in utility plant accounts and represents the cost of borrowed funds (AFUDC-Debt) used during plant construction, and a return on shareholders' capital (AFUDC-Equity) used for construction purposes. AFUDC-Debt is recorded as a reduction of interest expense, and AFUDC-Equity is recorded in other income, net.

The majority of AFUDC is recorded at WE, WPS, WG, UMERC, and WBS. Approximately 50% of WE's, WPS's, WG's, UMERC's, and WBS's retail jurisdictional CWIP expenditures are subject to the AFUDC calculation. The AFUDC calculation for WBS uses the WPS AFUDC retail rate, while our utilities' AFUDC rates are determined by their respective state commissions, each with specific requirements. Average AFUDC rates are shown below:

	2023	
	Average AFUDC Retail Rate	Average AFUDC Wholesale Rate
WE	8.45%	6.70%
WPS	7.46%	4.60%
WG	7.94%	N/A
UMERC	6.28%	N/A
WBS	7.46%	N/A

Our regulated utilities and WBS recorded the following AFUDC for the years ended December 31:

(in millions)	2023		2022		2021	
AFUDC-Debt						
WE	$	**13.0**	$	6.9	$	2.9
WPS		**2.9**		2.3		3.5
WG		**3.4**		1.4		0.2
UMERC		**—**		0.1		0.1
WBS		**0.1**		0.1		0.1
Other		**0.1**		0.2		—
Total AFUDC-Debt	$	**19.5**	$	11.0	$	6.8
AFUDC-Equity						
WE	$	**41.0**	$	18.8	$	7.9
WPS		**7.6**		5.8		9.0
WG		**9.8**		3.9		0.6
UMERC		**—**		0.1		0.1
WBS		**0.4**		0.3		0.2
Other		**0.3**		0.5		0.2
Total AFUDC-Equity	$	**59.1**	$	29.4	$	18.0

(j) Cloud Computing Hosting Arrangements that are Service Contracts—We have entered into several cloud computing arrangements that are hosted service contracts as part of projects related to the continuous transformation of technology. These projects include, among other things, a centralized repository for data to improve analytics, reporting and asset management, targeted enterprise resource planning systems, human resources management, employee scheduling, geospatial information, and customer contact systems. We present prepaid hosting fees that are service contracts in either prepayments or other long-term assets on our balance sheets and amortize them as the hosting services are received. Amortization expense, as well as the fees associated with the hosting arrangements, is recorded in other operation and maintenance expense on our income statements.

At December 31, 2023 and 2022, we had $11.3 million and $4.7 million, respectively, of capitalized implementation costs related to cloud computing arrangements that are hosted service contracts. We amortize the implementation costs on a straight-line basis over the cloud computing service arrangement term once the component of the hosted service is ready for its intended use. Accumulated amortization at December 31, 2023 and 2022, was $2.8 million and $1.5 million, respectively. Amortization expense for the years ended December 31, 2023, 2022, and 2021 was not significant. The presentation of the implementation costs, along with the related accumulated amortization, follows the prepaid hosting fees.

(k) Asset Impairment—Goodwill and other intangible assets with indefinite lives are subject to an annual impairment test. Interim impairment tests are performed when impairment indicators are present. During the third quarter of each year, we perform an annual impairment test for all of our reporting units that carried a goodwill balance. The carrying amount of the reporting unit's goodwill is considered not recoverable if the carrying amount of the reporting unit's net assets exceeds the reporting unit's fair value. An impairment loss is recorded as the excess of the carrying amount of the goodwill over its fair value. For our indefinite-lived intangible assets, an impairment loss is recognized when the carrying amount of an asset is not recoverable and exceeds its fair value. An impairment loss is measured as the excess of the carrying amount of the intangible assets over its fair value. No impairment losses were recorded for our indefinite-lived intangible assets during the years ended December 31, 2023, 2022, and 2021. See Note 10, Goodwill and Intangibles, for more information.

We periodically assess the recoverability of certain long-lived assets when factors indicate the carrying value of such assets may be impaired or such assets are planned to be sold. Long-lived assets that would be subject to an impairment assessment generally include any assets within regulated operations that may not be fully recovered from our customers as a result of regulatory decisions that will be made in the future, as well as assets within nonregulated operations that are proposed to be sold or are currently generating operating losses. An impairment loss is recognized when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the excess of the carrying amount of the asset over its fair value.

We assess the likelihood of a disallowance of part of the cost of recently completed plant by considering factors such as applicable regulatory environment changes, our own recent rate orders, as well as recent rate orders of other regulated entities in similar jurisdictions. When it becomes probable that part of the cost of recently completed plant will be disallowed for rate-making purposes, we assess whether a reasonable estimate of the amount of the disallowance can be made. The estimated amount of the probable disallowance will then be deducted from the reported cost of the plant and recognized as an impairment loss. In the fourth quarter of 2023, we recorded a non-cash impairment loss of $178.9 million related to the disallowance of certain previously incurred capital costs resulting from PGL's and NSG's November 2023 rate orders from the ICC. See Note 26, Regulatory Environment, for more information.

When it becomes probable that a generating unit will be retired before the end of its useful life, we assess whether the generating unit meets the criteria for abandonment accounting. Generating units that are considered probable of abandonment are expected to cease operations in the near term, significantly before the end of their original estimated useful lives. If a generating unit meets the applicable criteria to be considered probable of abandonment, and the unit has been abandoned, we assess the likelihood of recovery of the remaining net book value of that generating unit at the end of each reporting period. If it becomes probable that regulators will disallow full recovery as well as a return on the remaining net book value of a generating unit that is either abandoned or probable of being abandoned, an impairment loss may be required. An impairment loss would be recorded if the remaining net book value of the generating unit is greater than the present value of the amount expected to be recovered from ratepayers, using an incremental borrowing rate. See Note 6, Regulatory Assets and Liabilities, and Note 7, Property, Plant, and Equipment, for more information.

We periodically assess the recoverability of equity method investments when factors indicate the carrying amount of such assets may be impaired. Equity method investments are assessed for impairment by comparing the fair values of these investments to their carrying amounts if a fair value assessment was completed or by reviewing for the presence of impairment indicators. If an impairment exists, and it is determined to be other-than-temporary, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the investment's fair value.

(l) Asset Retirement Obligations—We recognize, at fair value, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of the assets. An ARO liability is recorded, when incurred, for these obligations as long as the fair value can be reasonably estimated, even if the timing or method of settling the obligation is unknown. The associated retirement costs are capitalized as part of the related long-lived asset and are depreciated over the useful life of the asset. The ARO liabilities are accreted each period using the credit-adjusted risk-free interest rates associated with the expected settlement dates of the AROs. These rates are determined when the obligations are incurred. Subsequent changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the associated capitalized retirement costs. For our regulated entities, we recognize regulatory assets or liabilities for the timing differences between when we recover an ARO in rates and when we recognize the associated retirement costs. See Note 9, Asset Retirement Obligations, for more information.

(m) Intangible Liabilities—Our finite-lived intangible liabilities include revenue contracts, consisting of PPAs and a proxy revenue swap, in addition to interconnection agreements, which resulted from the acquisitions of renewable generation facilities by WECI in our non-utility energy infrastructure segment. Intangible liabilities are amortized on a straight-line basis over their estimated useful lives, which is the term of the agreements. Amortization of the revenue contract intangible liabilities is recorded within operating revenues in the income statements. Amortization of the interconnection agreement intangible liabilities is recorded within other operation and maintenance in the income statements. The straight-line method of amortization is used because it best reflects the pattern in which the economic benefits of the intangibles are consumed or otherwise used. The amounts and useful lives assigned to intangible liabilities assumed impact the amount and timing of future amortization.

(n) Stock-Based Compensation—In accordance with the Omnibus Stock Incentive Plan, we provide long-term incentives through our equity interests to our non-employee directors, officers, and other key employees. The plan provides for the granting of stock options, restricted stock, performance shares, and other stock-based awards. Awards may be paid in common stock, cash, or a combination thereof. In addition to those shares of common stock that were subject to awards outstanding as of May 6, 2021, when the plan was last approved by shareholders, 9.0 million shares were reserved for issuance under the plan.

We recognize stock-based compensation expense on a straight-line basis over the requisite service period. Awards classified as equity awards are measured based on their grant-date fair value. Awards classified as liability awards are recorded at fair value each reporting period. We account for forfeitures as they occur, rather than estimating potential future forfeitures and recording them over the vesting period.

Stock Options
We grant non-qualified stock options that generally vest on a cliff-basis after three years. The exercise price of a stock option under the plan cannot be less than 100% of our common stock's fair market value on the grant date. Historically, all stock options have been granted with an exercise price equal to the fair market value of our common stock on the date of the grant. Options vest immediately upon retirement, death, or disability; however, they may not be exercised within six months of the grant date except in connection with certain termination of employment events following a change in control. Options expire no later than 10 years from the date of the grant.

Our stock options are classified as equity awards. The fair value of our stock options was calculated using a binomial option-pricing model. The following table shows the estimated weighted-average fair value per stock option granted along with the weighted-average assumptions used in the valuation models:

	2023	2022	2021
Stock options granted	257,780	437,269	530,612
Estimated weighted-average fair value per stock option	$ 19.58	$ 14.71	$ 13.20
Assumptions used to value the options:			
Risk-free interest rate	3.8% – 4.8%	0.2% – 1.6%	0.1% – 0.9%
Dividend yield	3.2 %	3.2 %	2.9 %
Expected volatility	22.0 %	21.0 %	21.0 %
Expected life (years)	8.3	8.7	8.7

The risk-free interest rate was based on the United States Treasury interest rate with a term consistent with the expected life of the stock options. The dividend yield was based on our dividend rate at the time of the grant and historical stock prices. Expected volatility and expected life assumptions were based on our historical experience.

Restricted Shares

Restricted shares granted to employees generally have a vesting period of three years with one-third of the award vesting on each anniversary of the grant date. Restricted shares granted to certain officers and all non-employee directors fully vest after one year.

Our restricted shares are classified as equity awards.

Performance Units

Officers and other key employees are granted performance units under the WEC Energy Group Performance Unit Plan. All grants of performance units are settled in cash and are accounted for as liability awards accordingly. Performance units accrue forfeitable dividend equivalents in the form of additional performance units. The fair value of the performance units reflects our estimate of the final expected value of the awards, which is based on our stock price and performance achievement under the terms of the award. Stock-based compensation costs are generally recorded over the performance period, which is three years.

The ultimate number of units that will be awarded is dependent on our total shareholder return (stock price appreciation plus dividends) as compared to the total shareholder return of a peer group of companies over three years, as well as other performance metrics, as may be determined by the Compensation Committee. Under the terms of awards granted prior to 2023, participants may earn between 0% and 175% of the performance unit award based on our total shareholder return. Pursuant to the plan terms governing these awards, these percentages can be adjusted upwards or downwards by up to 10% based on our performance against additional performance measures, if any, adopted by the Compensation Committee.

The WEC Energy Group Performance Unit Plan was amended and restated, effective January 1, 2023. In accordance with the amended plan, the Compensation Committee selected multiple performance measures that will be weighted to determine the ultimate payout for the awards granted in 2023 and 2024. The ultimate number of units awarded will be based on our total shareholder return compared to the total shareholder return of a peer group of companies over three years (55%), and our performance against the weighted average authorized ROE of all of our utility subsidiaries (45%). In addition, the Compensation Committee selected the level of our stock price to earnings ratio compared to our peer companies as a performance measure that can increase the payout by up to 25%. In no event can the performance unit payout be greater than 200% of the target award.

See Note 11, Common Equity, for more information on our stock-based compensation plans.

(o) Earnings Per Share—We compute basic earnings per share by dividing our net income attributed to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed in a similar manner, but includes the exercise and/or conversion of all potentially dilutive securities, as calculated using the treasury stock method. Such dilutive securities include in-the-money stock options. The calculation of diluted earnings per share for the years ended December 31, 2023, 2022, and 2021 excluded 1,716,286; 653,323; and 769,030 stock options, respectively, that had an anti-dilutive effect.

(p) Leases—We recognize a right of use asset and lease liability for operating and finance leases with a term of greater than one year. As a policy election, we account for each lease component separately from the nonlease components of a contract.

We are currently party to several easement agreements that allow us access to land we do not own for the purpose of constructing and maintaining certain electric power and natural gas equipment. The majority of payments we make related to easements relate to our renewable generating facilities. We have not classified our easements as leases because we view the entire parcel of land specified in our easement agreements to be the identified asset, not just that portion of the parcel that contains our easement. As such, we have concluded that we do not control the use of an identified asset related to our easement agreements, nor do we obtain substantially all of the economic benefits associated with these shared-use assets.

See Note 15, Leases, for more information.

(q) Income Taxes—We follow the liability method in accounting for income taxes. Accounting guidance for income taxes requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in our financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. We are required to assess the likelihood that our deferred tax assets would expire before being realized. If we conclude that certain deferred tax assets are likely to expire before being realized, a valuation allowance would be established against those assets. GAAP requires that, if we conclude in a future period that it is more likely than not that some or all of the deferred tax assets would be realized before expiration, we reverse the related valuation allowance in that period. Any change to the allowance, as a result of a change in judgment about the realization of deferred tax assets, is reported in income tax expense.

ITCs are deferred and amortized over the life of the assets. PTCs are recognized in the period in which such credits are generated. The amount of the credit is based upon power production from our qualifying generation facilities. We file a consolidated federal income tax return. Accordingly, we allocate federal current tax expense, benefits, and credits to our subsidiaries based on their separate tax computations and our ability to monetize all credits on our consolidated federal return.

We recognize interest and penalties accrued, related to unrecognized tax benefits, in income tax expense in our income statements.

The IRA contains a tax credit transferability provision that allows us to sell PTCs produced after December 31, 2022, to third parties. In September 2023, under this transferability provision, we entered into an agreement to sell substantially all of our 2023 PTCs to a third party. We elect to account for tax credits transferred under the scope of ASC 740. We include the discount from the sale of tax credits as a component of income tax expense. We will also include any expected proceeds from the sale of tax credits in the evaluation of the realizability of deferred tax assets related to PTCs. The sale of tax credits is presented in the operating activities section of the statements of cash flows consistent with the presentation of cash taxes paid.

In April 2023, the IRS issued Revenue Procedure 2023-15, which provides a safe harbor method of accounting that taxpayers may use to determine whether expenses to repair, maintain, replace, or improve natural gas transmission and distribution property must be capitalized for tax purposes. We are currently evaluating the impact this guidance may have on our financial statements and related disclosures.

See Note 16, Income Taxes, for more information.

(r) Fair Value Measurements—Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

Fair value accounting rules provide a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are observable, either directly or indirectly, but are not quoted prices included within Level 1. Level 2 includes those financial instruments that are valued using external inputs within models or other valuation methods.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methods that result in management's best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to customers' needs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. We use a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical measure for valuing certain derivative assets and liabilities. We primarily use a market approach for recurring fair value measurements and attempt to use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

When possible, we base the valuations of our assets and liabilities on quoted prices for identical assets and liabilities in active markets. These valuations are classified in Level 1. The valuations of certain contracts not classified as Level 1 may be based on quoted market prices received from counterparties and/or observable inputs for similar instruments. Transactions valued using these inputs are classified in Level 2. Certain derivatives, such as FTRs and TCRs, are categorized in Level 3 due to the significance of unobservable or internally-developed inputs. FTRs and TCRs are valued using auction prices from the applicable RTO.

See Note 17, Fair Value Measurements, for more information.

(s) Derivative Instruments—We use derivatives as part of our risk management program to manage the risks associated with the price volatility of interest rates, purchased power, generation, and natural gas costs for the benefit of our customers and shareholders. Our approach is non-speculative and designed to mitigate risk. Regulated hedging programs are approved by our state regulators.

We record derivative instruments on our balance sheets as assets or liabilities measured at fair value unless they qualify for the normal purchases and sales exception, and are so designated. We continually assess our contracts designated as normal and will discontinue the treatment of these contracts as normal if the required criteria are no longer met. Changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met or we receive regulatory treatment for the derivative. For most energy-related physical and financial contracts in our regulated operations that qualify as derivatives, our regulators allow the effects of fair value accounting to be offset to regulatory assets and liabilities.

We classify derivative assets and liabilities as current or long-term on our balance sheets based on the maturities of the underlying contracts. Cash flows from derivative activities are presented in the same category as the item being hedged within operating activities on our statements of cash flows.

Derivative accounting rules provide the option to present certain asset and liability derivative positions net on the balance sheets and to net the related cash collateral against these net derivative positions. We elected not to net these items. On our balance sheets, cash collateral provided to others is reflected in other current assets. See Note 18, Derivative Instruments, for more information.

(t) Guarantees—We follow the guidance of the Guarantees Topic of the FASB ASC, which requires, under certain circumstances, that the guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at its inception. See Note 19, Guarantees, for more information.

(u) Employee Benefits—The costs of pension and OPEB plans are expensed over the periods during which employees render service. These costs are distributed among our subsidiaries based on current employment status and actuarial calculations, as applicable. Our regulators allow recovery in rates for the utilities' net periodic benefit cost calculated under GAAP. See Note 20, Employee Benefits, for more information.

(v) Customer Deposits and Credit Balances—When utility customers apply for new service, they may be required to provide a deposit for the service. Customer deposits are recorded within other current liabilities on our balance sheets.

Utility customers can elect to be on a budget plan. Under this type of plan, a monthly installment amount is calculated based on estimated annual usage. During the year, the monthly installment amount is reviewed by comparing it to actual usage. If necessary, an adjustment is made to the monthly amount. Annually, the budget plan is reconciled to actual annual usage. Payments in excess of actual customer usage are recorded within other current liabilities on our balance sheets.

(w) Environmental Remediation Costs—We are subject to federal and state environmental laws and regulations that in the future may require us to pay for environmental remediation at sites where we have been, or may be, identified as a potentially responsible party. Loss contingencies may exist for the remediation of hazardous substances at various potential sites, including CCR landfills and manufactured gas plant sites. See Note 9, Asset Retirement Obligations, for more information regarding CCR landfills and Note 24, Commitments and Contingencies, for more information regarding manufactured gas plant sites.

We record environmental remediation liabilities when site assessments indicate remediation is probable, and we can reasonably estimate the loss or a range of losses. The estimate includes both our share of the liability and any additional amounts that will not be paid by other potentially responsible parties or the government. When possible, we estimate costs using site-specific information but also consider historical experience for costs incurred at similar sites. Remediation efforts for a particular site generally extend over a period of several years. During this period, the laws governing the remediation process may change, as well as site conditions, potentially affecting the cost of remediation.

Our utilities have received approval to defer certain environmental remediation costs, as well as estimated future costs, through a regulatory asset. The recovery of deferred costs is subject to the applicable state regulatory commission's approval.

We review our estimated costs of remediation annually for our manufactured gas plant sites and CCR landfills. We adjust the liabilities and related regulatory assets, as appropriate, to reflect the new cost estimates. Any material changes in cost estimates are adjusted throughout the year.

(x) Customer Concentrations of Credit Risk—The geographic concentration of our customers did not contribute significantly to our overall exposure to credit risk. We periodically review customers' credit ratings, financial statements, and historical payment performance and require them to provide collateral or other security as needed. Credit risk exposure at WE, WPS, WG, PGL, and NSG is mitigated by their recovery mechanisms for uncollectible expense discussed in Note 1(d), Operating Revenues. As a result, we did not have any significant concentrations of credit risk at December 31, 2023. In addition, there were no customers that accounted for more than 10% of our revenues for the year ended December 31, 2023.

NOTE 2—ACQUISITIONS

In accordance with Topic 805: Clarifying the Definition of a Business (ASU 2017-01), transactions are evaluated and are accounted for as acquisitions of assets or businesses, and transaction costs are capitalized in asset acquisitions. It was determined that all of the below acquisitions met the criteria of asset acquisitions. The purchase price of certain acquisitions below includes intangibles recorded as long-term liabilities related to PPAs. See Note 10, Goodwill and Intangibles, for more information.

Acquisitions of Electric Generation Facilities in Wisconsin

In June 2023, WE completed the acquisition of 100 MWs of West Riverside's nameplate capacity, in the first of two potential option exercises. West Riverside is a commercially operational dual fueled combined cycle generation facility in Beloit, Wisconsin. Prior to acquisition, WPS received approval to transfer its ownership interest rights to WE. WE's investment was $95.3 million. In addition, WPS filed a request with the PSCW in September 2023 to exercise a second option to acquire an additional 100 MWs of West Riverside's nameplate capacity. As it did with the first option, in October 2023, WPS filed for approval to assign its ownership interest pursuant to this second option to WE. If these approvals are obtained, WE's incremental share of this investment is expected to be approximately $100 million, with the transaction expected to close in 2024.

In April 2023, WPS, along with an unaffiliated utility, completed the acquisition of Red Barn, a commercially operational utility-scale wind-powered electric generating facility. The project is located in Grant County, Wisconsin and WPS owns 82 MWs of this project. WPS's share of the cost of this project was $143.8 million. Red Barn qualifies for PTCs.

In January 2023, WE and WPS completed the acquisition of Whitewater, a commercially operational 236.5 MW dual fueled (natural gas and low sulfur fuel oil) combined cycle electric generation facility in Whitewater, Wisconsin, for $76.0 million.

Acquisition of a Solar Generation Facility in Texas

In February 2023, WECI completed the acquisition of an 80% ownership interest in Samson I, a commercially operational 250 MW solar generating facility in Lamar County, Texas, for $257.3 million, which includes transaction costs and is net of cash acquired. The project has an offtake agreement for all of the energy to be produced by the facility for a period of 15 years from the date of commercial operation. Samson I qualifies for PTCs and is included in the non-utility energy infrastructure segment. In January 2024, WECI acquired an additional 10% ownership interest in Samson I for $28.1 million.

The table below shows the allocation of the purchase price to the assets acquired and liabilities assumed at the date of the original acquisition.

(in millions)		
Accounts receivable	$	0.5
Other current assets		0.7
Net property, plant, and equipment		497.2
Other long-term assets		12.3
Accounts payable		(0.5)
Other current liabilities		(0.8)
Other long-term liabilities		(186.4)
Noncontrolling interest		(65.7)
Total purchase price	$	257.3

Acquisitions of Electric Generation Facilities in Illinois

In February 2023, upon achievement of commercial operation, WECI completed the acquisition of a 90% ownership interest in Sapphire Sky, a 250 MW wind generating facility in McLean County, Illinois, for a total investment of $442.6 million, which includes transaction costs and is net of cash acquired. The project has an offtake agreement for all of the energy to be produced by the facility for a period of 12 years from the date of commercial operation. Sapphire Sky qualifies for PTCs and is included in the non-utility energy infrastructure segment.

The table below shows the allocation of the purchase price to the assets acquired and liabilities assumed at the date of the acquisition.

(in millions)		
Accounts receivable	$	0.8
Net property, plant, and equipment		642.6
Other long-term assets		1.4
Accounts payable		(1.0)
Other long-term liabilities		(152.0)
Noncontrolling interest		(49.2)
Total purchase price	$	442.6

In October 2022, WECI signed an agreement to acquire an 80% ownership interest in Maple Flats, a 250 MW solar generating facility under construction in Clay County, Illinois, for approximately $360 million. The project has an offtake agreement for all of the energy to be produced by the facility for a period of 15 years from the date of commercial operation. The transaction is subject to FERC approval and commercial operation is expected to begin during the second half of 2024, at which time the transaction is expected to close. Maple Flats is expected to qualify for PTCs and will be included in the non-utility energy infrastructure segment.

Acquisition of a Wind Generation Facility in Nebraska

In September 2022, WECI completed the acquisition of a 90% ownership interest in Thunderhead, a 300 MW wind generating facility in Antelope and Wheeler counties in Nebraska. The purchase price was $382.0 million, which includes transaction costs and is net of cash acquired. Thunderhead achieved commercial operation in November 2022. The project has an offtake agreement for all of the energy to be produced by the facility for a period of 12 years from the date of commercial operation. Thunderhead qualifies for PTCs and is included in the non-utility energy infrastructure segment.

The table below shows the allocation of the purchase price to the assets acquired and liabilities assumed at the date of the acquisition.

(in millions)		
Accounts receivable	$	0.2
Other prepayments		0.3
Net property, plant, and equipment		692.3
Other long-term assets		5.1
Other current liabilities		(0.2)
Other long-term liabilities		(273.2)
Noncontrolling interest		(42.5)
Total purchase price	$	382.0

Acquisition of a Wind Generation Facility in Kansas

In February 2021, WECI completed the acquisition of a 90% ownership interest in Jayhawk, a 190 MW wind generating facility in Bourbon and Crawford counties, Kansas, for $119.9 million, which included transaction costs. This project became commercially operational in December 2021. Subsequent to the acquisition, WECI incurred an additional $161.3 million of capital expenditures as of December 31, 2022 for the project for a total investment of $281.2 million. The project has an offtake agreement for all of the energy to be produced by the facility for a period of 10 years from the date of commercial operation. Jayhawk qualifies for PTCs. WECI is entitled to 99% of the tax benefits related to this facility for the first 10 years of commercial operation, after which it will be entitled to tax benefits equal to its ownership interest. Jayhawk is included in the non-utility energy infrastructure segment.

The table below shows the allocation of the purchase price to the assets acquired and liabilities assumed at the date of the acquisition.

(in millions)		
Net property, plant, and equipment	$	145.3
Other long-term liabilities		(11.8)
Long-term debt		(7.3)
Noncontrolling interest		(6.3)
Total purchase price	$	119.9

NOTE 3—DISPOSITIONS

Wisconsin Segment

Sale of Certain Real Estate by Wisconsin Electric Power Company

In June 2023, we sold approximately 192 acres of real estate at WE's former Pleasant Prairie power plant site that was no longer being utilized in its operations, for $23.0 million, which is net of closing costs. As a result of the sale, a pre-tax gain in the amount of $22.2 million was recorded within other operation and maintenance expense on our income statement. The book value of the real estate included in the sale was not material and, therefore, was not presented as held for sale.

Illinois Segment

Sale of Certain Real Estate by The Peoples Gas Light and Coke Company

In May 2022, we sold approximately 11 acres of real estate owned by PGL that was no longer being utilized in its operations, for $55.1 million, which is net of closing costs. The real estate was located in Chicago, Illinois. As a result of the sale, a pre-tax gain in the amount of $54.5 million was recorded within other operation and maintenance expense on our income statement. The book value of the real estate included in the sale was not material and, therefore, was not presented as held for sale.

NOTE 4—OPERATING REVENUES

For more information about our significant accounting policies related to operating revenues, see Note 1(d), Operating Revenues.

Disaggregation of Operating Revenues

The following tables present our operating revenues disaggregated by revenue source. We do not have any revenues associated with our electric transmission segment, which includes investments accounted for using the equity method. We disaggregate revenues into categories that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors. For our segments, revenues are further disaggregated by electric and natural gas operations and then by customer class. Each customer class within our electric and natural gas operations has different expectations of service, energy and demand requirements, and can be impacted differently by regulatory activities within their jurisdictions.

(in millions)	Wisconsin	Illinois	Other States	Total Utility Operations	Non-Utility Energy Infrastructure	Corporate and Other	Reconciling Eliminations	WEC Energy Group Consolidated
Year ended December 31, 2023								
Electric	$ 4,994.6	$ —	$ —	$ 4,994.6	$ —	$ —	$ —	$ 4,994.6
Natural gas	1,606.7	1,480.5	493.7	3,580.9	61.9	—	(60.2)	3,582.6
Total regulated revenues	6,601.3	1,480.5	493.7	8,575.5	61.9	—	(60.2)	8,577.2
Other non-utility revenues	—	—	19.6	19.6	197.5	0.1	(9.1)	208.1
Total revenues from contracts with customers	6,601.3	1,480.5	513.3	8,595.1	259.4	0.1	(69.3)	8,785.3
Other operating revenues	24.6	77.3	5.8	107.7	407.1	—	(407.1) [1]	107.7
Total operating revenues	$ 6,625.9	$1,557.8	$519.1	$ 8,702.8	$ 666.5	$ 0.1	$ (476.4)	$ 8,893.0

(in millions)	Wisconsin	Illinois	Other States	Total Utility Operations	Non-Utility Energy Infrastructure	Corporate and Other	Reconciling Eliminations	WEC Energy Group Consolidated
Year ended December 31, 2022								
Electric	$ 4,956.2	$ —	$ —	$ 4,956.2	$ —	$ —	$ —	$ 4,956.2
Natural gas	1,980.7	1,883.7	601.8	4,466.2	54.3	—	(51.8)	4,468.7
Total regulated revenues	6,936.9	1,883.7	601.8	9,422.4	54.3	—	(51.8)	9,424.9
Other non-utility revenues	—	—	18.7	18.7	133.6	—	(9.1)	143.2
Total revenues from contracts with customers	6,936.9	1,883.7	620.5	9,441.1	187.9	—	(60.9)	9,568.1
Other operating revenues	23.6	7.2	(2.0)	28.8	402.1	0.5	(402.1) [1]	29.3
Total operating revenues	$ 6,960.5	$1,890.9	$618.5	$ 9,469.9	$ 590.0	$ 0.5	$ (463.0)	$ 9,597.4

(in millions)	Wisconsin	Illinois	Other States	Total Utility Operations	Non-Utility Energy Infrastructure	Corporate and Other	Reconciling Eliminations	WEC Energy Group Consolidated
Year Ended December 31, 2021								
Electric	$ 4,516.6	$ —	$ —	$ 4,516.6	$ —	$ —	$ —	$ 4,516.6
Natural gas	1,490.3	1,630.3	494.0	3,614.6	46.8	—	(43.8)	3,617.6
Total regulated revenues	6,006.9	1,630.3	494.0	8,131.2	46.8	—	(43.8)	8,134.2
Other non-utility revenues	—	—	17.8	17.8	92.8	—	(9.1)	101.5
Total revenues from contracts with customers	6,006.9	1,630.3	511.8	8,149.0	139.6	—	(52.9)	8,235.7
Other operating revenues	30.1	42.5	7.2	79.8	399.9	0.5	(399.9) [1]	80.3
Total operating revenues	$ 6,037.0	$1,672.8	$519.0	$ 8,228.8	$ 539.5	$ 0.5	$ (452.8)	$ 8,316.0

[1] Amounts eliminated represent lease revenues related to certain plants that We Power leases to WE to supply electricity to its customers. Lease payments are billed from We Power to WE and then recovered in WE's rates as authorized by the PSCW and the FERC. WE operates the plants and is authorized by the PSCW and Wisconsin state law to fully recover prudently incurred operating and maintenance costs in electric rates.

Revenues from Contracts with Customers

Electric Utility Operating Revenues – The following table disaggregates electric utility operating revenues into customer class:

(in millions)	Year Ended December 31		
	2023	2022	2021
Residential	$ 1,992.3	$ 1,879.1	$ 1,768.0
Small commercial and industrial	1,641.1	1,530.4	1,415.7
Large commercial and industrial	978.4	1,042.2	931.9
Other	30.5	29.9	29.3
Total retail revenues	4,642.3	4,481.6	4,144.9
Wholesale	120.4	153.9	157.7
Resale	195.4	256.7	161.9
Steam	25.2	28.4	28.7
Other utility revenues	11.3	35.6	23.4
Total electric utility operating revenues	$ 4,994.6	$ 4,956.2	$ 4,516.6

Natural Gas Utility Operating Revenues – The following tables disaggregate natural gas utility operating revenues into customer class:

(in millions)	Wisconsin	Illinois	Other States	Total Natural Gas Utility Operating Revenues
Year ended December 31, 2023				
Residential	$ 1,012.0	$ 966.0	$ 324.4	$ 2,302.4
Commercial and industrial	506.7	267.1	175.3	949.1
Total retail revenues	1,518.7	1,233.1	499.7	3,251.5
Transportation	93.0	231.9	32.5	357.4
Other utility revenues [1]	(5.0)	15.5	(38.5)	(28.0)
Total natural gas utility operating revenues	$ 1,606.7	$ 1,480.5	$ 493.7	$ 3,580.9

(in millions)	Wisconsin	Illinois	Other States	Total Natural Gas Utility Operating Revenues
Year ended December 31, 2022				
Residential	$ 1,234.0	$ 1,297.4	$ 391.3	$ 2,922.7
Commercial and industrial	672.7	408.8	218.7	1,300.2
Total retail revenues	1,906.7	1,706.2	610.0	4,222.9
Transportation	81.8	259.8	34.5	376.1
Other utility revenues [1] [2]	(7.8)	(82.3)	(42.7)	(132.8)
Total natural gas utility operating revenues	$ 1,980.7	$ 1,883.7	$ 601.8	$ 4,466.2

(in millions)	Wisconsin	Illinois	Other States	Total Natural Gas Utility Operating Revenues
Year Ended December 31, 2021				
Residential	$ 928.9	$ 1,017.9	$ 241.2	$ 2,188.0
Commercial and industrial	472.1	302.1	129.9	904.1
Total retail revenues	1,401.0	1,320.0	371.1	3,092.1
Transportation	80.0	231.2	31.8	343.0
Other utility revenues [1] [3]	9.3	79.1	91.1	179.5
Total natural gas utility operating revenues	$ 1,490.3	$ 1,630.3	$ 494.0	$ 3,614.6

[1] Includes the revenues subject to the purchased gas recovery mechanisms of our utilities, which fluctuate by segment based on actual natural gas costs incurred at our utilities, compared with the recovery of natural gas costs that were anticipated in rates.

[2] During 2022, we continued to recover natural gas costs we under-collected from our customers in 2021 related to the extreme weather experienced in February 2021, as well as higher natural gas costs incurred at the majority of our segments during 2022. As these amounts are billed to customers, they are reflected in retail revenues with an offsetting decrease in other utility revenues.

[3] During 2021, in addition to costs related to the extreme weather event experienced in February 2021, we incurred higher natural gas costs as a result of an increase in the price of natural gas.

See Note 26, Regulatory Environment, for more information.

Other Non-Utility Operating Revenues – Other non-utility operating revenues consist primarily of the following:

		Year Ended December 31				
(in millions)		**2023**		2022		2021
Renewable generation revenues	$	**164.9**	$	101.0	$	60.3
We Power revenues		**23.5**		23.4		23.3
Appliance service revenues		**19.6**		18.7		17.8
Other		**0.1**		0.1		0.1
Total other non-utility operating revenues	$	**208.1**	$	143.2	$	101.5

Other Operating Revenues

Other operating revenues consist primarily of the following:

		Year Ended December 31				
(in millions)		**2023**		2022		2021
Late payment charges	$	**56.5**	$	55.6	$	54.9
Alternative revenues [1]		**47.0**		(30.3)		21.2
Other		**4.2**		4.0		4.2
Total other operating revenues	$	**107.7**	$	29.3	$	80.3

[1] Negative amounts can result from alternative revenues being reversed to revenues from contracts with customers as the customer is billed for these alternative revenues. Negative amounts can also result from revenues to be refunded to customers subject to decoupling mechanisms, wholesale true-ups, and conservation improvement rider true-ups.

NOTE 5—CREDIT LOSSES

We have included tables below that show our gross third-party receivable balances and the related allowance for credit losses at December 31, 2023 and 2022, by reportable segment.

(in millions)	Wisconsin	Illinois	Other States	Total Utility Operations	Non-Utility Energy Infrastructure	Corporate and Other	WEC Energy Group Consolidated
December 31, 2023							
Accounts receivable and unbilled revenues	**$1,078.0**	**$481.5**	**$ 94.9**	**$ 1,654.4**	**$ 33.9**	**$ 8.4**	**$ 1,696.7**
Allowance for credit losses	**77.4**	**109.7**	**6.4**	**193.5**	**—**	**—**	**193.5**
Accounts receivable and unbilled revenues, net [1]	**$1,000.6**	**$371.8**	**$ 88.5**	**$ 1,460.9**	**$ 33.9**	**$ 8.4**	**$ 1,503.2**
Total accounts receivable, net – past due greater than 90 days [1]	**$ 51.7**	**$ 45.0**	**$ 2.1**	**$ 98.8**	**$ —**	**$ —**	**$ 98.8**
Past due greater than 90 days – collection risk mitigated by regulatory mechanisms [1]	**93.6 %**	**100.0 %**	**— %**	**94.5 %**	**— %**	**— %**	**94.5 %**

(in millions)	Wisconsin	Illinois	Other States	Total Utility Operations	Non-Utility Energy Infrastructure	Corporate and Other	WEC Energy Group Consolidated
December 31, 2022							
Accounts receivable and unbilled revenues	$ 1,199.4	$624.2	$164.4	$ 1,988.0	$ 25.4	$ 4.3	$ 2,017.7
Allowance for credit losses	82.0	111.0	6.3	199.3	—	—	199.3
Accounts receivable and unbilled revenues, net [1]	$ 1,117.4	$513.2	$158.1	$ 1,788.7	$ 25.4	$ 4.3	$ 1,818.4
Total accounts receivable, net – past due greater than 90 days [1]	$ 51.9	$ 52.9	$ 1.9	$ 106.7	$ —	$ —	$ 106.7
Past due greater than 90 days – collection risk mitigated by regulatory mechanisms [1]	97.0 %	100.0 %	— %	96.8 %	— %	— %	96.8 %

[1] Our exposure to credit losses for certain regulated utility customers is mitigated by regulatory mechanisms we have in place. Specifically, rates related to all of the customers in our Illinois segment, as well as the residential rates of WE, WPS, and WG in our Wisconsin segment, include riders or other mechanisms for cost recovery or refund of uncollectible expense based on the difference between the actual provision for credit losses and the amounts recovered in rates. As a result, at December 31, 2023, $914.6 million, or 60.8%, of our net accounts receivable and unbilled revenues balance had regulatory protections in place to mitigate the exposure to credit losses.

A rollforward of the allowance for credit losses by reportable segment for the years ended December 31, 2023, 2022, and 2021, is included below:

(in millions)	Wisconsin	Illinois	Other States	WEC Energy Group Consolidated
Balance at January 1, 2023	$ 82.0	$ 111.0	$ 6.3	$ 199.3
Provision for credit losses	40.9	26.3	4.8	72.0
Provision for credit losses deferred for future recovery or refund	52.5	35.8	—	88.3
Write-offs charged against the allowance	(131.6)	(85.4)	(6.6)	(223.6)
Recoveries of amounts previously written off	33.6	22.0	1.9	57.5
Balance at December 31, 2023	$ 77.4	$ 109.7	$ 6.4	$ 193.5

On a consolidated basis, there was a $5.8 million decrease in the allowance for credit losses during the year ended December 31, 2023, primarily related to lower customer energy costs (driven by the warmer weather during the fourth quarter of 2023 when compared to the same quarter in 2022 and lower natural gas prices), which contributed to a reduction in past due accounts receivable balances and a related decrease in the allowance for credit losses. Customer write-offs also contributed to the decrease in the allowance for credit losses. After a customer is disconnected for a period of time without payment on their account, we will write off that customer balance.

(in millions)	Wisconsin	Illinois	Other States	WEC Energy Group Consolidated
Balance at January 1, 2022	$ 84.0	$ 105.5	$ 8.8	$ 198.3
Provision for credit losses	50.5	33.0	2.6	86.1
Provision for credit losses deferred for future recovery or refund	29.7	33.2	—	62.9
Write-offs charged against the allowance	(117.0)	(82.6)	(6.4)	(206.0)
Recoveries of amounts previously written off	34.8	21.9	1.3	58.0
Balance at December 31, 2022	$ 82.0	$ 111.0	$ 6.3	$ 199.3

On a consolidated basis, there was a $1.0 million increase in the allowance for credit losses during the year ended December 31, 2022. We believe that the high energy costs that customers were seeing, which were driven by high natural gas prices, contributed to higher past due accounts receivable balances and a related increase in the allowance for credit losses. The increase was substantially offset by customer write-offs related to collection practices returning to pre-pandemic levels, including the restoration of our ability to disconnect customers.

(in millions)	Wisconsin	Illinois	Other States	WEC Energy Group Consolidated
Balance at January 1, 2021	$ 102.1	$ 111.6	$ 6.4	$ 220.1
Provision for credit losses	46.4	25.6	3.7	75.7
Provision for credit losses deferred for future recovery or refund	(16.6)	3.5	—	(13.1)
Write-offs charged against the allowance	(74.8)	(52.5)	(2.5)	(129.8)
Recoveries of amounts previously written off	26.9	17.3	1.2	45.4
Balance at December 31, 2021	$ 84.0	$ 105.5	$ 8.8	$ 198.3

The allowance for credit losses decreased during the year ended December 31, 2021, primarily related to normal collection practices resuming in April 2021 for our Wisconsin utilities and in June 2021 for our Illinois utilities. Across all of our reportable segments, higher year-over-year natural gas prices drove an increase in gross accounts receivable balances, partially offsetting the decrease in the allowance for credit losses attributed to collection efforts.

NOTE 6—REGULATORY ASSETS AND LIABILITIES

The following regulatory assets were reflected on our balance sheets as of December 31:

(in millions)		2023		2022	See Note
Regulatory assets [1] [2]					
Pension and OPEB costs [3]	$	**731.7**	$	714.3	20, 26
Plant retirement related items		**646.2**		688.6	
Environmental remediation costs [4]		**596.8**		610.7	24
Income tax related items		**449.9**		461.9	16
AROs		**162.0**		169.7	1(l), 9
Derivatives		**130.3**		133.8	1(s)
Uncollectible expense		**127.7**		69.3	5
SSR [5]		**113.2**		123.5	
Securitization		**85.9**		92.4	23
Bluewater [6]		**45.3**		20.9	
Energy efficiency programs [7]		**33.9**		33.9	
Energy costs recoverable through rate adjustments		**3.2**		26.9	1(d)
MERC extraordinary natural gas costs [8]		**0.8**		35.1	26
Other, net		**147.8**		125.9	
Total regulatory assets	$	**3,274.7**	$	3,306.9	
Balance sheet presentation					
Other current assets	$	**24.9**	$	42.3	
Regulatory assets		**3,249.8**		3,264.6	
Total regulatory assets	$	**3,274.7**	$	3,306.9	

[1] Based on prior and current rate treatment, we believe it is probable that our utilities will continue to recover from customers the regulatory assets in this table. In accordance with GAAP, our regulatory assets do not include the allowance for ROE that is capitalized for regulatory purposes. This allowance was $26.7 million and $27.3 million at December 31, 2023 and 2022, respectively.

[2] As of December 31, 2023, we had $254.6 million of regulatory assets not earning a return, $5.4 million of regulatory assets earning a return based on short-term interest rates, $129.7 million of regulatory assets earning a return based on long-term interest rates, and $2.5 million of regulatory assets earning a return based on the applicable utility's ROE. The regulatory assets not earning a return primarily relate to certain environmental remediation costs, uncollectible expense, our invested capital tax rider, decoupling mechanisms, unamortized loss on reacquired debt, and rate case costs. The other regulatory assets in the table either earn a return at the applicable utility's weighted average cost of capital or the cash has not yet been expended, in which case the regulatory assets are offset by liabilities.

[3] Primarily represents the unrecognized future pension and OPEB costs related to our defined benefit pension and OPEB plans. We are authorized recovery of these regulatory assets over the average remaining service life of each plan.

[4] As of December 31, 2023, we had made cash expenditures of $133.1 million related to these environmental remediation costs. The remaining $463.7 million represents our estimated future cash expenditures.

[5] This regulatory asset relates to WE's 2014 announcement to retire the PIPP. Despite WE's intent to retire the PIPP, MISO designated the PIPP as a SSR, which meant the PIPP's operation was necessary for reliability, and the plant could not be shut down until new generation or transmission facilities were built. In December 2014, the PSCW authorized escrow accounting for WE's SSR revenues because of the fluctuations in the actual revenues WE received under the PIPP SSR agreements. The rate order WE received from the PSCW in December 2019 authorized recovery of this SSR regulatory asset over a 15-year period that began on January 1, 2020.

[6] Primarily relates to costs associated with the long-term service agreements our Wisconsin utilities have with Bluewater for natural gas storage services. The PSCW has approved escrow accounting for these costs. As a result, our Wisconsin utilities defer as a regulatory asset or liability the difference between actual storage costs and those included in rates until recovery or refund is authorized in a future rate proceeding.

[7] Represents amounts recoverable from customers related to programs at the utilities designed to meet energy efficiency standards.

[8] Represents the extraordinary natural gas costs MERC incurred during February 2021 that were substantially recovered over 27 months, beginning in September 2021. See Note 26, Regulatory Environment, for more information on our recovery efforts associated with these costs.

The following regulatory liabilities were reflected on our balance sheets as of December 31:

(in millions)	2023	2022	See Note
Regulatory liabilities			
Income tax related items	$ 1,901.8	$ 1,956.6	16
Removal costs [1]	1,329.9	1,260.9	
Pension and OPEB benefits [2]	299.2	340.5	20, 26
Energy costs refundable through rate adjustments	72.4	53.4	1(d)
Electric transmission costs [3]	30.3	0.4	
Uncollectible expense	21.2	24.0	5
Derivatives	19.2	76.7	1(s)
Energy efficiency programs [4]	17.2	10.4	
Decoupling	—	20.2	1(d)
Other, net	54.0	48.8	
Total regulatory liabilities	$ 3,745.2	$ 3,791.9	
Balance sheet presentation			
Other current liabilities	$ 47.5	$ 56.4	
Regulatory liabilities	3,697.7	3,735.5	
Total regulatory liabilities	$ 3,745.2	$ 3,791.9	

[1] Represents amounts collected from customers to cover the future cost of property, plant, and equipment removals that are not legally required. Legal obligations related to the removal of property, plant, and equipment are recorded as AROs. See Note 9, Asset Retirement Obligations, for more information on our legal obligations.

[2] Primarily represents the unrecognized future pension and OPEB benefits related to our defined benefit pension and OPEB plans. We will amortize these regulatory liabilities into net periodic benefit cost over the average remaining service life of each plan.

[3] In accordance with the PSCW's approval of escrow accounting for ATC and MISO network transmission expenses for our Wisconsin electric utilities, WE and WPS defer as a regulatory asset or liability the difference between actual transmission costs and those included in rates until recovery or refund is authorized in a future rate proceeding.

[4] Represents amounts refundable to customers related to programs at the utilities designed to meet energy efficiency standards.

Pleasant Prairie Power Plant

The Pleasant Prairie power plant was retired on April 10, 2018. The net book value of this plant was $542.4 million at December 31, 2023, representing book value less cost of removal and accumulated depreciation. In addition, previously deferred unprotected tax benefits from the Tax Legislation related to the unrecovered balance of this plant were $16.4 million as of December 31, 2023. The net amount of $526.0 million was classified as a regulatory asset on our balance sheet at December 31, 2023 due to the retirement of the plant. This regulatory asset does not include certain other previously recorded deferred tax liabilities of $147.8 million related to the retired Pleasant Prairie power plant. Pursuant to its rate order issued by the PSCW in December 2019, WE will continue to amortize this regulatory asset on a straight-line basis through 2039, using the composite depreciation rates approved by the PSCW before this plant was retired. The amortization is included in depreciation and amortization in the income statement. WE also has FERC approval to continue to collect the net book value of the Pleasant Prairie power plant using the approved composite depreciation rates, in addition to a return on the remaining net book value.

WE received approval from the PSCW in December 2019 to collect a full return of the net book value of the Pleasant Prairie power plant and a return on all but $100 million of the net book value. During May 2021, WE securitized the remaining $100 million of the Pleasant Prairie power plant's book value, the carrying costs accrued on the $100 million during the securitization process, and the related financing fees, in accordance with a written order issued by the PSCW in November 2020. See Note 23, Variable Interest Entities, for more information on this securitization.

Presque Isle Power Plant

Pursuant to MISO's April 2018 approval of the retirement of the PIPP, these units were retired on March 31, 2019. The net book value of the PIPP was $152.9 million at December 31, 2023, representing book value less cost of removal and accumulated depreciation. In addition, previously deferred unprotected tax benefits from the Tax Legislation related to the unrecovered balance of these units were $4.8 million as of December 31, 2023. The net amount of $148.1 million was classified as a regulatory asset on our balance sheet at December 31, 2023 as a result of the retirement of the plant. This regulatory asset does not include certain other previously recorded deferred tax liabilities of $41.5 million related to the retired PIPP. After the retirement of the PIPP, a portion of the regulatory asset and related cost of removal reserve was transferred to UMERC for recovery from its retail customers. Effective with its rate order issued by the PSCW in December 2019, WE received approval to collect a return of and on its share of the net book value of the PIPP and, as a result, will continue to amortize the regulatory assets on a straight-line basis through 2037, using the composite depreciation rates approved by the PSCW before the units were retired. UMERC will also continue to amortize the regulatory assets on a straight-line basis using the composite depreciation rates approved by the PSCW before the units were retired. This amortization is included in depreciation and amortization in the income statement. UMERC will address the accounting and regulatory treatment related to the retirement of the PIPP with the MPSC in conjunction with a future rate case. WE also has FERC approval to continue to collect the net book value of the PIPP using the approved composite depreciation rates, in addition to a return on the net book value.

Pulliam Power Plant

In connection with a MISO ruling, WPS retired Pulliam Units 7 and 8 on October 21, 2018. The net book value of the Pulliam units was $33.0 million at December 31, 2023, representing book value less cost of removal and accumulated depreciation. This amount was classified as a regulatory asset on our balance sheet at December 31, 2023 as a result of the retirement of the plant. Effective with its rate order issued by the PSCW in December 2019, WPS received approval to collect a return of and on the entire net book value of the Pulliam units and, as a result, will continue to amortize this regulatory asset on a straight-line basis through 2031, using the composite depreciation rates approved by the PSCW before these generating units were retired. The amortization is included in depreciation and amortization in the income statement. WPS also has FERC approval to continue to collect the net book value of the Pulliam power plant using the approved composite depreciation rates, in addition to a return on the remaining net book value.

Edgewater Unit 4

The Edgewater 4 generating unit was retired on September 28, 2018. The net book value of the generating unit was $2.1 million at December 31, 2023, representing book value less cost of removal and accumulated depreciation. This amount was classified as a regulatory asset on our balance sheet at December 31, 2023 as a result of the retirement of the plant. Effective with its rate order issued by the PSCW in December 2019, WPS received approval to collect a return of and on the entire net book value of the Edgewater 4 generating unit and, as a result, will continue to amortize this regulatory asset on a straight-line basis through 2026, using the composite depreciation rates approved by the PSCW before this generating unit was retired. The amortization is included in depreciation and amortization in the income statement. WPS also has FERC approval to continue to collect the net book value of the Edgewater 4 generating unit using the approved composite depreciation rates, in addition to a return on the remaining net book value.

NOTE 7—PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following at December 31:

(in millions)	2023	2022
Electric – generation	$ 6,190.4	$ 5,480.5
Electric – distribution	8,688.0	8,233.3
Natural gas – distribution, storage, and transmission	14,851.3	14,203.3
Property, plant, and equipment to be retired, net	1,043.5	1,085.6
Other	2,350.0	2,302.7
Less: Accumulated depreciation	8,907.9	8,416.2
Net	24,215.3	22,889.2
CWIP	1,118.3	972.1
Net utility and non-utility property, plant, and equipment	25,333.6	23,861.3
We Power generation	3,295.9	3,237.1
Renewable generation	3,667.7	2,537.1
Natural gas storage	291.6	292.2
Net non-utility energy infrastructure	7,255.2	6,066.4
Corporate services	169.8	163.0
Other	14.3	23.8
Less: Accumulated depreciation	1,227.5	1,082.3
Net	6,211.8	5,170.9
CWIP	36.1	81.6
Net other property, plant, and equipment	6,247.9	5,252.5
Total property, plant, and equipment	$ 31,581.5	$ 29,113.8

Severance Liability for Plant Retirements

We have severance liabilities related to past and future plant retirements recorded in other current and other long-term liabilities on our balance sheets. Activity related to these severance liabilities for the years ended December 31 was as follows:

(in millions)	2023	2022	2021
Severance liability at January 1	$ 16.2	$ 4.9	$ 0.7
Severance expense	1.6	11.3	4.6
Severance payments	—	—	(0.4)
Total severance liability at December 31	$ 17.8	$ 16.2	$ 4.9

Wisconsin Segment Plant to be Retired

Oak Creek Power Plant Units 5-8

As a result of a PSCW approval in December 2022 for the acquisition and construction of Darien, the retirement of OCPP Units 5-8 became probable. In early 2023, we received additional approvals for electric generation facilities, including Koshkonong and 100 MWs of West Riverside. See Note 2, Acquisitions, for more information on the West Riverside acquisition, which was completed in June 2023. OCPP Units 5 and 6 are expected to be retired by May 2024, while OCPP Units 7 and 8 are expected to be retired by late 2025. The total net book value of WE's ownership share of OCPP Units 5-8 was $783.7 million at December 31, 2023, which does not include deferred taxes. This amount was classified as plant to be retired within property, plant, and equipment on our balance sheet. These units are included in rate base, and WE continues to depreciate them on a straight-line basis using the composite depreciation rates approved by the PSCW.

Columbia Units 1 and 2

As a result of a MISO ruling received in June 2021, retirement of the jointly-owned Columbia Units 1 and 2 became probable. Columbia Units 1 and 2 are expected to be retired by June 2026. The total net book value of WPS's ownership share of Columbia Units 1 and 2 was $259.8 million at December 31, 2023, which does not include deferred taxes. This amount was classified as plant to be retired within property, plant, and equipment on our balance sheet. These units are included in rate base, and WPS continues to depreciate them on a straight-line basis using the composite depreciation rates approved by the PSCW.

The Peoples Gas Light and Coke Company and North Shore Gas Company Impairment

In November 2023, the ICC issued written rate orders that disallowed $177.2 million of previously incurred capital costs related to the construction and improvement of PGL's service centers and $1.7 million of capital costs related to NSG's construction of a gas infrastructure project. As a result of these disallowances, we recorded a $178.9 million non-cash impairment of our property, plant, and equipment in 2023. We anticipate appealing the ICC's disallowance of these capital costs to the Illinois circuit court. See Note 26, Regulatory Environment, for more information.

Samson I Solar Energy Center LLC – Storm Damage

During wind storms in March and June 2023, certain sections of our Samson I solar facility incurred damage. As of December 31, 2023, we recognized an impairment of $2.3 million related to storm damage, which was offset by a $2.3 million receivable for future insurance recoveries. Although we may experience differences between periods in the timing of cash flows, we do not currently expect a significant impact to our long-term cash flows from this event.

Public Service Building and Steam Tunnel Assets

During a significant rain event in May 2020, an underground steam tunnel in downtown Milwaukee flooded and steam vented into WE's PSB. The damage to the building and adjacent steam tunnel assets from the flooding and steam was extensive and required significant repairs and restorations. As of December 31, 2023, WE had incurred $95.3 million of costs related to these repairs and restorations. In June 2021, we received approval from the PSCW to restore the PSB and adjacent steam tunnel assets and to defer the project costs, net of insurance proceeds, as a component of rate base. As a result, we do not currently expect a significant impact to our future results of operations.

NOTE 8—JOINTLY OWNED UTILITY FACILITIES

Our electric utilities hold joint ownership interests in certain electric generating facilities. We are entitled to our share of generating capability and output of each facility equal to our respective ownership interest. We have supplied our own financing for all jointly owned projects. We pay our ownership share of additional construction costs, fuel inventory purchases, and operating expenses, unless specific agreements have been executed to limit our maximum exposure to additional costs. We record our proportionate share of significant jointly owned electric generating facilities as property, plant, and equipment on the balance sheets. In addition, our proportionate share of direct expenses for the joint operation of these plants is recorded within operating expenses in the income statements.

Information related to jointly owned utility facilities at December 31, 2023 was as follows:

Company	Jointly-Owned Utility Facilities	Ownership	Share of Capacity (MW)	In-Service/ Acquisition Date	Operating Owner	Property, Plant, and Equipment	Accumulated Depreciation	CWIP
(in millions, except for percentages and MW)								
We Power [1]	ER 1 & ER 2 [2]	83.34 %	1,082.1	2010 & 2011	WE	$ 2,487.4	$ (520.0)	$ 6.2
WPS	Weston Unit 4 [2]	70.0 %	384.8	2008	WPS	613.3	(227.3)	0.5
WPS	Columbia Energy Center Units 1 and 2 [2][5]	27.5 %	312.3	1975 & 1978	WPL	433.1	(173.8)	3.5
WPS	Forward Wind [3]	44.6 %	61.5	2008	WPS	119.3	(56.8)	—
WPS	Two Creeks [4]	66.7 %	100.0	2020	WPS	136.9	(14.1)	—
WPS	Badger Hollow I [4]	66.7 %	100.0	2021	WPS	146.2	(9.7)	0.1
WPS	Red Barn [3]	90.0 %	82.4	2023	WPS	150.0	(3.2)	—
WE	West Riverside [2][6]	13.8 %	84.9	2023	WE	108.7	(11.3)	0.9
WE	Badger Hollow II [4]	66.7 %	100.0	2023	WE	170.1	(0.3)	0.1

[1]   We Power leases its ownership interest in ER 1 and ER 2 to WE.

[2]   Capacity is based on rated capacity, which is the net power output under average operating conditions with equipment in an average state of repair as of a given month in a given year. Values are primarily based on the net dependable expected capacity ratings for summer 2024 established by tests and may change slightly from year to year. The summer period is the most relevant for capacity planning purposes. This is a result of continually reaching demand peaks in the summer months, primarily due to air conditioning demand.

[3]   Capacity for wind generating facilities is based on nameplate capacity, which is the amount of energy a turbine should produce at optimal wind speeds.

[4]   Capacity for solar generating facilities is based on nameplate capacity, which is the maximum output that a generator should produce at continuous full power.

[5]   These units are expected to be retired by June 2026. See Note 7, Property, Plant, and Equipment, for more information.

[6]   WE acquired its ownership interest in June 2023. In September 2023, WPS filed a request with the PSCW to exercise a second option to acquire an additional 100 MWs of West Riverside's nameplate capacity. WPS subsequently filed for approval to assign its ownership interest pursuant to this second option to WE. See Note 2, Acquisitions, for more information.

WE and WPS, along with an unaffiliated utility, received PSCW approval to construct Koshkonong, a utility-scale solar-powered electric generating facility. The project will be located in Dane County, Wisconsin and once fully constructed, WE and WPS will collectively own 90%, or 270 MWs of solar generation of this project. Commercial operation of the solar facility is targeted for 2026. Our CWIP balance for Koshkonong was not significant as of December 31, 2023.

WE and WPS, along with an unaffiliated utility, received PSCW approval to construct Paris, a utility-scale solar-powered electric generating facility with a battery energy storage system. The project will be located in Kenosha County, Wisconsin and once fully constructed, WE and WPS will collectively own 90%, or 180 MWs of solar generation and 99 MWs of battery storage of this project. Commercial operation of the solar facility is targeted for 2024 and construction of the battery storage is expected to be completed in 2025. Our CWIP balance for Paris was $334.3 million as of December 31, 2023.

WE and WPS, along with an unaffiliated utility, received PSCW approval to construct Darien, a utility-scale solar-powered electric generating facility. The project will be located in Rock and Walworth counties, Wisconsin and once constructed, WE and WPS will collectively own 90%, or 225 MWs of solar generation of this project. Commercial operation of the solar facility is targeted for 2024. Our CWIP balance for Darien was $220.4 million as of December 31, 2023.

NOTE 9—ASSET RETIREMENT OBLIGATIONS

Our utilities have recorded AROs primarily for the removal of natural gas distribution mains and service pipes (including asbestos and PCBs); asbestos abatement at certain generation and substation facilities, office buildings, and service centers; the removal and dismantlement of a biomass generation facility; the dismantling of wind and solar generation projects; the disposal of PCB-contaminated transformers; the closure of CCR landfills at certain generation facilities; and the removal of above ground and underground storage tanks. Regulatory assets and liabilities are established by our utilities to record the differences between ongoing expense recognition under the ARO accounting rules and the ratemaking practices for retirement costs authorized by the applicable regulators.

WECI has also recorded AROs for the dismantling of our non-utility renewable generation projects.

The following table shows changes to our AROs during the years ended December 31:

(in millions)	2023	2022	2021
Balance as of January 1	$ 479.3	$ 462.0	$ 513.5
Accretion	17.2	16.1	21.2
Additions	24.0 [1]	12.8 [3]	31.0 [4]
Revisions to estimated cash flows	(133.5) [2]	2.2	(84.9) [5]
Liabilities settled	(12.8)	(13.8)	(18.8)
Balance as of December 31	$ 374.2	$ 479.3	$ 462.0

[1]   AROs increased primarily as a result of AROs being recorded for the legal requirement to dismantle, at retirement, the Red Barn wind-powered generation project, the Badger Hollow II solar generation project, and the Sapphire Sky and Samson I non-utility renewable generation projects.

[2]   AROs decreased primarily due to revisions made to estimated cash flows for changes in removal cost estimates and settlements dates for mains and services at PGL and NSG.

[3]   AROs increased primarily as a result of an ARO being recorded for the legal requirement to dismantle, at retirement, the Thunderhead non-utility wind generation project.

[4]   AROs increased as a result of AROs being recorded for the legal requirement to dismantle, at retirement, the Badger Hollow I solar generation project and the Tatanka Ridge and Jayhawk non-utility renewable generation projects.

[5]   AROs decreased due to revisions made to estimated cash flows primarily for changes in the cost to retire natural gas distribution lines at PGL and NSG. Partially offsetting this decrease were revisions made to removal estimates for wind generation projects at WE and WPS and for fly ash landfills and ash ponds at WPS.

NOTE 10—GOODWILL AND INTANGIBLES

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable net assets acquired. The table below shows our goodwill balances by segment at December 31, 2023. We had no changes to the carrying amount of goodwill during the years ended December 31, 2023 and 2022.

(in millions)	Wisconsin	Illinois	Other States	Non-Utility Energy Infrastructure	Total
Goodwill balance [1]	$ 2,104.3	$ 758.7	$ 183.2	$ 6.6	$ 3,052.8

[1]   We had no accumulated impairment losses related to our goodwill as of December 31, 2023.

During the third quarter of 2023, annual impairment tests were completed at all of our reporting units that carried a goodwill balance as of July 1, 2023. No impairments resulted from these tests.

Intangible Assets

At December 31, 2023 and 2022, we had $29.3 million and $24.9 million, respectively, of indefinite-lived intangible assets, largely consisting of spectrum frequencies. During 2023, we purchased additional spectrum frequencies for $4.4 million. The spectrum frequencies enable the utilities to transmit data and voice communications over a wavelength dedicated to us throughout our service territories. We also have $5.2 million of other indefinite-lived intangible assets, consisting of a MGU trade name from a previous acquisition. These indefinite-lived intangible assets are included in other long-term assets on our balance sheets.

Intangible Liabilities

The intangible liabilities below were all obtained through acquisitions by WECI.

	December 31, 2023			December 31, 2022		
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
PPAs [1]	$ 653.9	$ (66.6)	$ 587.3	$ 343.9	$ (16.9)	$ 327.0
Proxy revenue swap [2]	7.2	(3.5)	3.7	7.2	(2.8)	4.4
Interconnection agreements [3]	4.7	(0.9)	3.8	4.7	(0.7)	4.0
Total intangible liabilities	$ 665.8	$ (71.0)	$ 594.8	$ 355.8	$ (20.4)	$ 335.4

[1]   Represents PPAs related to the acquisition of Blooming Grove, Tatanka Ridge, Jayhawk, Thunderhead, Samson I, and Sapphire Sky expiring between 2030 and 2037. The weighted-average remaining useful life of the PPAs is 11 years. See Note 2, Acquisitions, for more information on the acquisitions of Samson I and Sapphire Sky in 2023.

[2]   Represents an agreement with a counterparty to swap the market revenue of Upstream's wind generation for fixed quarterly payments over 10 years, which expires in 2029. The remaining useful life of the proxy revenue swap is five years.

[3]   Represents interconnection agreements related to the acquisitions of Tatanka Ridge and Bishop Hill III, expiring in 2040 and 2041, respectively. These agreements relate to payments for connecting our facilities to the infrastructure of another utility to facilitate the movement of power onto the electric grid. The weighted-average remaining useful life of the interconnection agreements is 17 years.

Amortization related to these intangible liabilities for the years ended December 31, 2023, 2022, and 2021 was $50.6 million, $11.3 million, and $7.5 million, respectively. Amortization for the next five years is estimated to be:

	For the Years Ending December 31				
(in millions)	**2024**	**2025**	**2026**	**2027**	**2028**
Amortization to be recorded as an increase to operating revenues	$ 53.4	$ 53.4	$ 53.4	$ 53.4	$ 53.4
Amortization to be recorded as a decrease to other operation and maintenance	0.2	0.2	0.2	0.2	0.2

NOTE 11—COMMON EQUITY

Stock-Based Compensation

The following table summarizes our pre-tax stock-based compensation expense and the related tax benefit recognized in income for the years ended December 31:

(in millions)	**2023**	**2022**	**2021**
Stock options	$ 5.3	$ 6.5	$ 6.5
Restricted stock	6.6	7.0	6.1
Performance units	(2.2) [1]	21.3	3.1
Stock-based compensation expense	$ 9.7	$ 34.8	$ 15.7
Related tax benefit	$ 2.7	$ 9.6	$ 4.3

[1] The reduction in expense was due to a decrease in the fair value of the outstanding performance units.

Stock-based compensation costs capitalized during 2023, 2022, and 2021 were not significant.

Stock Options

The following is a summary of our stock option activity during 2023:

Stock Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life *(in years)*	Aggregate Intrinsic Value *(in millions)*
Outstanding as of January 1, 2023	2,909,939	$ 77.03		
Granted	257,780	93.69		
Exercised	(129,743)	48.44		
Forfeited	(17,053)	93.34		
Expired	(5,172)	91.49		
Outstanding as of December 31, 2023	3,015,751	79.57	5.7	$ 28.7
Exercisable as of December 31, 2023	2,052,968	73.03	4.6	$ 28.7

The aggregate intrinsic value of outstanding and exercisable options in the above table represents the total pre-tax intrinsic value that would have been received by the option holders had they exercised all of their options on December 31, 2023. This is calculated as the difference between our closing stock price on December 31, 2023, and the option exercise price, multiplied by the number of in-the-money stock options. The intrinsic value of options exercised during the years ended December 31, 2023, 2022, and 2021 was $5.2 million, $29.2 million, and $12.9 million, respectively. The actual tax benefit from option exercises for the same years was approximately $1.4 million, $8.0 million, and $3.5 million, respectively.

As of December 31, 2023, approximately $1.7 million of unrecognized compensation cost related to unvested and outstanding stock options was expected to be recognized over the next 1.5 years on a weighted-average basis.

During the first quarter of 2024, the Compensation Committee awarded 283,869 non-qualified stock options with a weighted-average exercise price of $85.05 and a weighted-average grant date fair value of $16.20 per option to certain of our officers and other key employees under its normal schedule of awarding long-term incentive compensation.

Restricted Shares

The following restricted stock activity occurred during 2023:

Restricted Shares	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding and unvested as of January 1, 2023	89,885	$ 94.73
Granted	75,453	93.69
Released	(61,782)	94.75
Forfeited	(3,158)	94.08
Outstanding and unvested as of December 31, 2023	**100,398**	**93.95**

The intrinsic value of restricted stock released was $5.8 million, $7.5 million, and $6.5 million for the years ended December 31, 2023, 2022, and 2021, respectively. The actual tax benefit from released restricted shares for the same years was $1.6 million, $2.1 million, and $1.8 million, respectively.

As of December 31, 2023, approximately $2.9 million of unrecognized compensation cost related to unvested and outstanding restricted stock was expected to be recognized over the next 1.7 years on a weighted-average basis.

During the first quarter of 2024, the Compensation Committee awarded 105,778 restricted shares to certain of our directors, officers, and other key employees under its normal schedule of awarding long-term incentive compensation. The grant date fair value of these awards was $85.05 per share.

Performance Units

During 2023, 2022, and 2021, the Compensation Committee awarded 157,035; 171,492; and 152,382 performance units, respectively, to officers and other key employees under the WEC Energy Group Performance Unit Plan.

Performance units with an intrinsic value of $10.2 million, $20.2 million, and $27.7 million were settled during 2023, 2022, and 2021, respectively. The actual tax benefit from the distribution of performance units for the same years was $2.6 million, $5.1 million, and $6.8 million, respectively.

At December 31, 2023, we had 412,448 performance units outstanding, including dividend equivalents. A liability of $10.0 million was recorded on our balance sheet at December 31, 2023 related to these outstanding units. As of December 31, 2023, approximately $12.8 million of unrecognized compensation cost related to unvested and outstanding performance units was expected to be recognized over the next 1.9 years on a weighted-average basis.

During the first quarter of 2024, we settled performance units with an intrinsic value of $1.0 million. The actual tax benefit from the distribution of these awards was $0.2 million. In January 2024, the Compensation Committee also awarded 196,256 performance units to certain of our officers and other key employees under its normal schedule of awarding long-term incentive compensation.

Restrictions

Our ability as a holding company to pay common stock dividends primarily depends on the availability of funds received from our utility subsidiaries, We Power, Bluewater, ATC Holding, and WECI. Various financing arrangements and regulatory requirements impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, or advances. All of our utility subsidiaries, with the exception of UMERC and MGU, are prohibited from loaning funds to us, either directly or indirectly.

In accordance with their most recent rate orders, WE, WPS, and WG may not pay common dividends above the test year forecasted amounts reflected in their respective rate cases, if it would cause their average common equity ratio, on a financial basis, to fall below their authorized level of 53.0%. A return of capital in excess of the test year amount can be paid by each company at the end of the year provided that their respective average common equity ratios do not fall below the authorized level.

WE may not pay common dividends to us under WE's Restated Articles of Incorporation if any dividends on its outstanding preferred stock have not been paid. In addition, pursuant to the terms of WE's 3.60% Serial Preferred Stock, WE's ability to declare common dividends would be limited to 75% or 50% of net income during a 12-month period if its common stock equity to total capitalization, as defined in the preferred stock designation, is less than 25% and 20%, respectively.

NSG's long-term debt obligations contain provisions and covenants restricting the payment of cash dividends and the purchase or redemption of its capital stock.

The long-term debt obligations of UMERC, Bluewater Gas Storage, and ATC Holding contain a provision requiring them to maintain a total funded debt to capitalization ratio of 65% or less.

WECI Wind Holding I's and WECI Wind Holding II's long-term debt obligations contain various conditions that must be met prior to them making any cash distributions. Included in these provisions is a requirement to maintain a debt service coverage ratio of 1.2 or greater for the 12-month period prior to the distribution.

WEC Energy Group has the option to defer interest payments on its 2007 Junior Notes, from time to time, for one or more periods of up to 10 consecutive years per period. During any period in which it defers interest payments, it may not declare or pay any dividends or distributions on, or redeem, repurchase or acquire, its common stock.

See Note 13, Short-Term Debt and Lines of Credit, for discussion of certain financial covenants related to short-term debt obligations.

As of December 31, 2023, restricted net assets of our consolidated subsidiaries totaled approximately $11.4 billion. Our equity in undistributed earnings of investees accounted for by the equity method was approximately $525 million.

We do not believe that these restrictions will materially affect our operations or limit any dividend payments in the foreseeable future.

Share Purchases

During the years ended December 31, 2023, 2022, and 2021, we instructed our independent agents to purchase shares on the open market to fulfill obligations under various stock-based employee benefit and compensations plans and to provide shares to participants in our dividend reinvestment and stock purchase plan. As a result, no new shares of common stock were issued during these years. As of January 1, 2024, we began issuing new shares of common stock to fulfill our obligations under these plans.

The following is a summary of shares purchased to fulfill exercised stock options and restricted stock awards during the years ended December 31:

(in millions)	2023	2022	2021
Shares purchased	0.2	0.7	0.4
Cost of shares purchased	$ 16.6	$ 69.2	$ 33.1

Common Stock Dividends

During the year ended December 31, 2023, our Board of Directors declared common stock dividends which are summarized below:

Date Declared	Date Payable	Per Share	Period
January 19, 2023	March 1, 2023	$0.78	First quarter
April 20, 2023	June 1, 2023	$0.78	Second quarter
July 20, 2023	September 1, 2023	$0.78	Third quarter
October 19, 2023	December 1, 2023	$0.78	Fourth quarter

On January 18, 2024, our Board of Directors declared a quarterly cash dividend of $0.835 per share, which equates to an annual dividend of $3.34 per share. The dividend is payable on March 1, 2024, to shareholders of record on February 14, 2024. In addition, the Board of Directors affirmed our dividend policy that continues to target a dividend payout ratio of 65-70% of earnings.

NOTE 12—PREFERRED STOCK

The following table shows preferred stock authorized and outstanding at December 31, 2023 and 2022:

(in millions, except share and per share amounts)	Shares Authorized	Shares Outstanding	Redemption Price Per Share		Total
WEC Energy Group					
$0.01 par value Preferred Stock	15,000,000	—	—	$	—
WE					
$100 par value, Six Per Cent. Preferred Stock	45,000	44,498	—		4.4
$100 par value, Serial Preferred Stock 3.60% Series	2,286,500	260,000	$ 101		26.0
$25 par value, Serial Preferred Stock	5,000,000	—	—		—
WPS					
$100 par value, Preferred Stock	1,000,000	—	—		—
PGL					
$100 par value, Cumulative Preferred Stock	430,000	—	—		—
NSG					
$100 par value, Cumulative Preferred Stock	160,000	—	—		—
Total				$	30.4

NOTE 13—SHORT-TERM DEBT AND LINES OF CREDIT

The following table shows our short-term borrowings and their corresponding weighted-average interest rates as of December 31:

(in millions, except percentages)	2023		2022	
Commercial paper				
Amount outstanding at December 31	$	2,017.2	$	1,643.5
Average interest rate on amounts outstanding at December 31		5.49 %		4.64 %
Operating expense loans				
Amount outstanding at December 31 [1]	$	3.7	$	3.6

[1] Coyote Ridge, Tatanka Ridge, and Jayhawk have entered into operating expense loans. In accordance with their limited liability company operating agreements, they received loans from the holders of their noncontrolling interests in proportion to their ownership interests.

Our average amount of commercial paper borrowings based on daily outstanding balances during 2023, was $1,196.8 million with a weighted-average interest rate during the period of 5.29%.

WEC Energy Group, WE, WPS, WG, and PGL have entered into bank back-up credit facilities to maintain short-term credit liquidity which, among other terms, require them to maintain, subject to certain exclusions, a total funded debt to capitalization ratio of 70.0%, 65.0%, 65.0%, 65.0%, and 65.0% or less, respectively. As of December 31, 2023, all companies were in compliance with their respective ratio.

The information in the table below relates to our revolving credit facilities used to support our commercial paper borrowing programs, including remaining available capacity under these facilities as of December 31:

(in millions)	Maturity	2023
Revolving credit facility (WEC Energy Group) [1]	September 2026	$ 1,500.0
Revolving credit facility (WEC Energy Group)	October 2024	200.0
Revolving credit facility (WE) [1]	September 2026	500.0
Revolving credit facility (WPS) [1]	September 2026	400.0
Revolving credit facility (WG) [1]	September 2026	350.0
Revolving credit facility (PGL) [1]	September 2026	350.0
Total short-term credit capacity		**$ 3,300.0**
Less:		
Letters of credit issued inside credit facilities		$ 2.3
Commercial paper outstanding		2,017.2
Available capacity under existing facilities		**$ 1,280.5**

[1] These revolving credit facilities have a renewal provision for two extensions, subject to lender approval. Each extension is for a period of one year.

The bank back-up credit facilities contain customary covenants, including certain limitations on the respective companies' ability to sell assets. The credit facilities also contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy proceedings, certain judgments, Employee Retirement Income Security Act of 1974 defaults, and change of control. In addition, pursuant to the terms of WEC Energy Group's credit agreement, we must ensure that certain of our subsidiaries comply with several of the covenants contained therein.

NOTE 14—LONG-TERM DEBT

The following table is a summary of our long-term debt outstanding (excluding finance leases) as of December 31:

		2023		**2022**	
(in millions)	**Maturity Date**	**Weighted Average Interest Rate**	**Balance**	**Weighted Average Interest Rate**	**Balance**
WEC Energy Group Senior Notes (unsecured) [1]	2024-2033	3.68 %	$ 5,320.0	2.44 %	$ 3,970.0
WEC Energy Group Junior Notes (unsecured) [1][2]	2067	7.75 %	500.0	6.72 %	500.0
WE Debentures (unsecured)	2024-2095	4.22 %	3,285.0	4.22 %	3,285.0
WEPCo Environmental Trust (secured, nonrecourse) [5][9]	2024-2035	1.58 %	97.0	1.58 %	105.9
WPS Senior Notes (unsecured)	2025-2051	4.11 %	1,975.0	4.11 %	1,975.0
WG Debentures (unsecured)	2024-2046	3.35 %	790.0	3.35 %	790.0
Integrys Junior Notes (unsecured)	2073	— %	—	6.00 %	221.4
PGL First and Refunding Mortgage Bonds (secured) [3]	2024-2047	3.53 %	2,070.0	3.41 %	1,970.0
NSG First Mortgage Bonds (secured) [4]	2027-2043	3.81 %	177.0	3.56 %	157.0
MERC Senior Notes (unsecured)	2025-2047	3.04 %	210.0	3.04 %	210.0
MGU Senior Notes (unsecured)	2025-2047	3.18 %	150.0	3.18 %	150.0
UMERC Senior Notes (unsecured)	2029	3.26 %	160.0	3.26 %	160.0
Bluewater Gas Storage Senior Notes (unsecured) [5]	2024-2047	3.76 %	109.8	3.76 %	112.6
ATC Holding Senior Notes (unsecured)	2025-2030	4.05 %	475.0	4.05 %	475.0
We Power Subsidiaries Notes (secured, nonrecourse) [5][6]	2024-2041	5.65 %	856.4	5.62 %	896.5
WECC Notes (unsecured)	2028	6.94 %	50.0	6.94 %	50.0
WECI Wind Holding I Senior Notes (secured, nonrecourse) [5][7]	2024-2032	2.75 %	307.7	2.75 %	332.1
WECI Wind Holding II Senior Notes (secured, nonrecourse) [5][8]	2024-2031	6.38 %	191.4	6.38 %	199.3
Total			**16,724.3**		**15,559.8**
Integrys acquisition fair value adjustment			—		1.2
Jayhawk acquisition			7.5		7.3
Unamortized debt issuance costs			(80.2)		(81.8)
Unamortized discount, net and other			(20.5)		(22.3)
Total long-term debt, including current portion [10]			**16,631.1**		**15,464.2**
Current portion of long-term debt			(1,264.2)		(808.5)
Total long-term debt			**$ 15,366.9**		**$ 14,655.7**

[1] In connection with our outstanding 2007 Junior Notes, we executed an RCC, which we amended on June 29, 2015, for the benefit of persons that buy, hold, or sell a specified series of our long-term indebtedness (covered debt). Our 6.20% Senior Notes due April 1, 2033 have been designated as the covered debt under the RCC. The RCC provides that we may not redeem, defease, or purchase, and that our subsidiaries may not purchase, any 2007 Junior Notes on or before May 15, 2037, unless, subject to certain limitations described in the RCC, we have received a specified amount of proceeds from the sale of qualifying securities. The terms of the RCC have been previously satisfied.

[2] Variable interest rates reset quarterly. The rates were 7.75% and 6.72% as of December 31, 2023 and 2022, respectively.

[3] PGL's First Mortgage Bonds are subject to the terms and conditions of PGL's First Mortgage Indenture dated January 2, 1926, as supplemented. Under the terms of the Indenture, substantially all property owned by PGL is pledged as collateral for these outstanding debt securities.

PGL has used certain First Mortgage Bonds to secure tax exempt interest rates. The Illinois Finance Authority has issued Tax Exempt Bonds, and the proceeds from the sale of these bonds were loaned to PGL. In return, PGL issued $100 million of collateralized First Mortgage Bonds.

[4] NSG's First Mortgage Bonds are subject to the terms and conditions of NSG's First Mortgage Indenture dated April 1, 1955, as supplemented. Under the terms of the Indenture, substantially all property owned by NSG is pledged as collateral for these outstanding debt securities.

[5] The long-term debt of Bluewater, WECI Wind Holding I, WECI Wind Holding II, WEPCo Environmental Trust, and We Power's subsidiaries requires periodic principal payments.

[6] We Power's subsidiaries' senior notes are secured by a collateral assignment of the leases between We Power's subsidiaries and WE related to PWGS and ERGS, as applicable.

[7] WECI Wind Holding I's Senior Notes are secured by a first priority security interest in the ownership interest of its subsidiaries, as well as a pledge of equity in WECI Wind Holding I.

[8] WECI Wind Holding II's Senior Notes are secured by a first priority security interest in the ownership interest of its subsidiaries, as well as a pledge of equity in WECI Wind Holding II.

[9] WEPCo Environmental Trust's ETBs are secured by a pledge of and lien on environmental control property, which includes the right to impose, collect and receive a non-bypassable environmental control charge paid by all of WE's retail electric distribution customers, the right to obtain true-up adjustments of the environmental control charges, and all revenues or other proceeds arising from those rights and interests. See Note 23, Variable Interest Entities, for more information.

[10] The amount of long-term debt on our balance sheets includes finance lease obligations of $145.9 million and $183.2 million at December 31, 2023 and 2022, respectively.

We amortize debt premiums, discounts, and debt issuance costs over the life of the debt and we include the costs in interest expense.

In March 2022, President Biden signed into law the Adjustable Interest Rate (LIBOR) Act. This Act established a uniform process, on a nationwide basis, for replacing LIBOR in certain contracts that did not provide a clearly defined or practicable replacement benchmark rate. Under the LIBOR Act, the Federal Reserve Board was required to determine an appropriate benchmark replacement based on SOFR, with applicable credit spread adjustments. In December 2022, the Federal Reserve Board adopted the final rule to implement the LIBOR Act and established the SOFR-based benchmark replacements. No contract modifications were required for qualifying contracts under the LIBOR Act as the benchmark replacement automatically overrode the existing contract language and became the applicable benchmark after June 30, 2023.

For our $500 million of 2007 Junior Notes, starting August 15, 2023, the benchmark replacement rate is the applicable tenor of three-month CME Term SOFR, as administered by the CME Group Benchmark Administration, and includes a credit spread adjustment of 0.26161% per annum. In accordance with the LIBOR Act, no contract modifications were required for our 2007 Junior Notes as the references to LIBOR were replaced by operation of law.

WEC Energy Group, Inc.

In January 2023, we issued $650.0 million of 4.75% Senior Notes due January 9, 2026, and $450.0 million of 4.75% Senior Notes due January 15, 2028, and used the net proceeds to repay short-term debt and for other corporate purposes.

In April 2023, we issued an additional $350.0 million of our 4.75% Senior Notes due January 9, 2026, and used the net proceeds to repay short-term debt and for other corporate purposes.

In September 2023, we issued $600.0 million of 5.60% Senior Notes due September 12, 2026, and used the net proceeds to repay short-term debt and for other corporate purposes. Subsequently, we repaid the outstanding principal and accrued interest on our $700.0 million of 0.55% Senior Notes that matured on September 15, 2023.

In January and February, 2024, pursuant to a tender offer, we purchased $122.1 million aggregate principal amount of the $500.0 million outstanding of our 2007 Junior Notes for $115.2 million with proceeds from issuing commercial paper. We recorded a $6.9 million gain related to the early settlement.

Integrys Holding, Inc.

In March 2023, Integrys repurchased $18.9 million of the $221.4 million outstanding of its 6.00% 2013 Junior Notes, prior to maturity for $18.6 million. Integrys recognized an insignificant gain on the early extinguishment of debt due to the debt being repurchased at a discount.

On August 1, 2023, Integrys redeemed the remaining $202.5 million outstanding of its 6.00% 2013 Junior Notes, prior to maturity at par value.

The Peoples Gas Light and Coke Company

In November 2023, PGL issued $100.0 million of 5.82% First and Refunding Mortgage Bonds, Series NNN due April 1, 2029, and used the net proceeds for general corporate purposes, including capital expenditures and the refinancing of short-term debt.

North Shore Gas Company

In November 2023, NSG issued $20.0 million of 5.82% First Mortgage Bonds, Series T due April 1, 2029, and used the net proceeds for general corporate purposes, including capital expenditures and the refinancing of short-term debt.

Maturities of Long-Term Debt Outstanding

The following table shows the long-term debt securities (excluding finance leases) maturing within one year of December 31, 2023:

(in millions)	Interest Rate	Maturity Date [(1)]	Principal Amount
WEC Energy Group Senior Notes (unsecured)	0.80%	March	$ 600.0
WG Debentures (unsecured)	2.38%	November	150.0
PGL Bonds (secured)	2.64%	November	75.0
WE Debentures (unsecured)	2.05%	December	300.0
WEPCo Environmental Trust (secured, nonrecourse)	1.58%	Semi-annually	9.0
Bluewater Gas Storage Senior Notes (unsecured)	3.76%	Semi-annually	2.9
We Power Subsidiaries Notes – PWGS (secured, nonrecourse)	4.91%	Monthly	8.0
We Power Subsidiaries Notes – ERGS (secured, nonrecourse)	5.209%	Semi-annually	15.5
We Power Subsidiaries Notes – ERGS (secured, nonrecourse)	4.673%	Semi-annually	11.7
We Power Subsidiaries Notes – PWGS (secured, nonrecourse)	6.00%	Monthly	7.0
WECI Wind Holding I Senior Notes (secured, nonrecourse)	2.75%	Semi-annually	61.3
WECI Wind Holding II Senior Notes (secured, nonrecourse)	6.38%	Semi-annually	23.8
Total			$ 1,264.2

[(1)] Maturity dates listed as semi-annually and monthly are associated with debt that requires periodic principal payments.

The following table shows the future maturities of our long-term debt outstanding (excluding obligations under finance leases) as of December 31, 2023:

(in millions)	Payments
2024	$ 1,264.2
2025	1,685.5
2026	1,726.8
2027	1,230.7
2028	2,307.2
Thereafter	8,509.9
Total	$ 16,724.3

Certain long-term debt obligations contain financial and other covenants related to payment of principal and interest when due, maintaining certain total funded debt to capitalization ratios, and various other obligations. Failure to comply with these covenants could result in an event of default, which could result in the acceleration of outstanding debt obligations.

NOTE 15—LEASES

Obligations Under Operating Leases

We have recorded right of use assets and lease liabilities primarily associated with the following operating leases:

* Leases of office space, primarily related to several floors we are leasing in the Aon Center office building in Chicago, Illinois, through April 2029.
* Land we are leasing related to our Rothschild biomass plant through June 2051.
* Rail cars we are leasing to transport coal to various generating facilities through June 2027.
* Land we are leasing related to our utility and non-utility solar generation projects through May 2073.

The operating leases generally require us to pay property taxes, insurance premiums, and operating and maintenance costs associated with the leased property. Certain of our leases contain options for early termination or to renew past the initial term, as set forth in the lease agreements. These options are included in our calculation of the lease obligations if it is reasonably certain that they will be exercised.

Obligations Under Finance Leases

In accordance with ASC Subtopic 980-842, Regulated Operations – Leases (Subtopic 980-842), the timing of expense recognition associated with our finance leases is modified to conform to the rate treatment. Amortization of the right-of-use asset is modified so that the total of the imputed interest and amortization costs equals the lease expense that is allowed for rate-making purposes. The difference between this lease expense and the sum of imputed interest and unadjusted amortization costs calculated under Topic 842 is deferred as a regulatory asset on our balance sheets in accordance with Subtopic 980-842.

Land Leases – Utility Solar Generation

We have various land leases related to our investments in utility solar generation. Each lease has an initial term and one or more optional extensions. We expect the optional extensions to be exercised, and, as a result, all of the land leases are being amortized over an extended term of approximately 50 years. Once a solar project achieves commercial operation, the lease liability is remeasured to reflect the final total acres being leased. Our payments related to these leases are being recovered through rates.

Power Purchase Commitment

In 1997, WE entered into a 25-year PPA with LSP-Whitewater Limited Partnership. The contract, for 236.5 MWs of firm capacity from a natural gas-fired cogeneration facility, included zero minimum energy requirements. The PPA expired on May 31, 2022; however, in November 2021, WE entered into a tolling agreement with LSP-Whitewater Limited Partnership that commenced on June 1, 2022. Concurrent with the execution of the tolling agreement, WE and WPS entered into an asset purchase agreement to acquire the natural gas-fired cogeneration facility and the acquisition closed effective January 1, 2023. See Note 2, Acquisitions, for more information. Both the PPA and the tolling agreement were accounted for as a finance lease prior to the acquisition.

Amounts Recognized in the Financial Statements and Other Information

The components of lease expense and supplemental cash flow information related to our leases for the years ended December 31 are as follows:

(in millions)	2023	2022	2021
Finance lease expense			
Amortization of right of use assets [1]	$ —	$ 6.0	$ 8.1
Interest on lease liabilities [2]	0.8	0.9	1.6
Operating lease expense [3]	4.7	6.1	3.4
Short-term lease expense [3]	1.2	0.9	0.2
Total lease expense	$ 6.7	$ 13.9	$ 13.3
Other information			
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from finance leases	$ 0.8	$ 0.9	$ 1.6
Operating cash flows from operating leases	6.8	5.7	5.3
Financing cash flows from finance leases	—	6.0	8.1
Non-cash activities:			
Right of use assets obtained in exchange for finance lease liabilities [4]	$ 32.8	$ 57.6	$ 73.6
Right of use assets obtained in exchange for operating lease liabilities	18.3	—	0.5
Weighted-average remaining lease term – finance leases	49.4 years	30.0 years	20.5 years
Weighted-average remaining lease term – operating leases	22.4 years	12.0 years	12.5 years
Weighted-average discount rate – finance lease [5]	5.3 %	3.9 %	2.4 %
Weighted average discount rate – operating leases [5]	5.8 %	3.4 %	3.4 %

[1] Amortization of right of use assets was included as a component of depreciation and amortization expense.

[2] Interest on lease liabilities was included as a component of interest expense.

[3] Operating and short-term lease expense were included as a component of other operation and maintenance expense.

[4] Amounts are net of any reductions to right of use assets and finance lease liabilities resulting from remeasurements.

[5] Because our leases do not provide an implicit rate of return, we used the fully collateralized incremental borrowing rates based upon information available for similarly rated companies in determining the present value of lease payments.

The following table summarizes our finance and operating lease right of use assets and obligations at December 31:

(in millions)	2023	2022	Balance Sheet Location
Right of use assets			
Operating lease right of use assets, net	$ 32.0	$ 15.7	Other long-term assets
Finance lease right of use assets, net			
Power purchase commitment [1]	$ —	$ 71.8	
Land leases – utility solar generation	132.7	102.4	
Other	1.1	1.1	
Total finance lease right of use assets, net [2]	$ 133.8	$ 175.3	Property, plant, and equipment, net
Lease obligations			
Current operating lease liabilities	$ 4.7	$ 4.0	Other current liabilities
Long-term operating lease liabilities	$ 38.8	$ 25.4	Other long-term liabilities
Current finance lease liabilities			
Power purchase commitment [1]	$ —	$ 72.7	Current portion of long-term debt
Long-term finance lease liabilities			
Land leases – utility solar generation	$ 144.8	$ 109.3	
Other	1.1	1.2	
Total long-term finance lease liabilities	$ 145.9	$ 110.5	Long-term debt

[1] Effective January 1, 2023, WE and WPS closed on the acquisition of Whitewater. See discussion above for more information.

[2] Amounts are net of accumulated amortization of $6.1 million and $146.3 million at December 31, 2023 and 2022, respectively.

Future minimum lease payments under our operating and finance leases and the present value of our net minimum lease payments as of December 31, 2023, were as follows:

(in millions)	Total Operating Leases		Land Leases - Utility Solar Generation		Other		Total Finance Leases	
2024	$	6.4	$	4.7	$	0.1	$	4.8
2025		5.6		6.0		0.1		6.1
2026		5.8		6.1		0.1		6.2
2027		5.7		6.2		0.1		6.3
2028		5.5		6.4		0.1		6.5
Thereafter		71.0		465.8		2.5		468.3
Total minimum lease payments		100.0		495.2		3.0		498.2
Less: Interest		(56.5)		(350.4)		(1.9)		(352.3)
Present value of minimum lease payments		43.5		144.8		1.1		145.9
Less: Short-term lease liabilities		(4.7)		—		—		—
Long-term lease liabilities	$	38.8	$	144.8	$	1.1	$	145.9

As of February 22, 2024, we have not entered into any material leases that have not yet commenced.

NOTE 16—INCOME TAXES

Income Tax Expense

The following table is a summary of income tax expense for the years ended December 31:

(in millions)	2023		2022		2021	
Current tax expense (benefit)	$	(14.8)	$	50.2	$	93.9
Deferred income taxes, net		229.9		278.5		111.0
ITCs		(10.5)		(5.8)		(4.6)
Total income tax expense	$	204.6	$	322.9	$	200.3

Statutory Rate Reconciliation

The provision for income taxes for each of the years ended December 31 differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to income before income taxes as a result of the following:

(in millions)	2023		2022		2021	
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
Statutory federal income tax	$ 322.6	21.0 %	$ 363.5	21.0 %	$ 315.1	21.0 %
State income taxes net of federal tax benefit	94.3	6.1 %	109.7	6.3 %	96.1	6.4 %
PTCs, net	(168.2)	(10.9)%	(107.6)	(6.2)%	(81.3)	(5.4)%
Federal excess deferred tax amortization [1]	(37.6)	(2.4)%	(36.9)	(2.1)%	(37.3)	(2.5)%
AFUDC-Equity	(12.4)	(0.8)%	(6.2)	(0.4)%	(3.8)	(0.3)%
Federal excess deferred tax amortization – Wisconsin unprotected [2]	(0.8)	(0.1)%	(0.8)	— %	(77.9)	(5.2)%
Other, net	6.7	0.4 %	1.2	— %	(10.6)	(0.6)%
Total income tax expense	$ 204.6	13.3 %	$ 322.9	18.6 %	$ 200.3	13.4 %

[1] The Tax Legislation required our regulated utilities to remeasure their deferred income taxes and we began to amortize the resulting excess protected deferred income taxes beginning in 2018 in accordance with normalization requirements. The decrease in income tax expense related to the amortization of the deferred tax benefits is offset by a decrease in revenue as the benefits are returned to customers, resulting in no impact on net income.

[2] In accordance with the rate order received from the PSCW in December 2019, our Wisconsin utilities amortized these unprotected deferred tax benefits over periods ranging from two years to four years, to reduce near-term rate impacts to their customers. The decrease in income tax expense related to the amortization of the deferred tax benefits is offset by a decrease in revenue as the benefits are returned to customers, resulting in no impact on net income.

See Note 26, Regulatory Environment, for more information about the impact of the Tax Legislation and the Wisconsin rate orders.

Deferred Income Tax Assets and Liabilities

The components of deferred income taxes as of December 31 were as follows:

(in millions)	2023	2022
Deferred tax assets		
Tax gross up – regulatory items	$ 438.6	$ 459.0
Future tax benefits	160.7	187.7
Deferred revenues	84.7	86.8
Other	168.3	190.2
Total deferred tax assets	852.3	923.7
Valuation allowance	(5.0)	(1.2)
Net deferred tax assets	$ 847.3	$ 922.5
Deferred tax liabilities		
Property-related	$ 4,198.0	$ 4,072.5
Investment in affiliates	915.1	839.7
Employee benefits and compensation	227.2	219.5
Deferred costs – plant retirements	199.6	212.8
Other	225.9	203.6
Total deferred tax liabilities	5,765.8	5,548.1
Deferred tax liability, net	$ 4,918.5	$ 4,625.6

Consistent with ratemaking treatment, deferred taxes related to our regulated utilities in the table above are offset for temporary differences that have related regulatory assets and liabilities.

The components of net deferred tax assets associated with federal and state tax benefit carryforwards as of December 31, 2023 and 2022 are summarized in the tables below:

2023 (in millions)	Gross Value	Deferred Tax Effect	Valuation Allowance	Earliest Year of Expiration
Future tax benefits as of December 31, 2023				
Federal tax credit	$ —	$ 153.0	$ —	2042
State net operating loss	62.6	3.8	(1.1)	2032
Other state benefits	—	3.9	(3.9)	2024
Balance as of December 31, 2023	$ 62.6	$ 160.7	$ (5.0)	

2022 (in millions)	Gross Value	Deferred Tax Effect	Valuation Allowance	Earliest Year of Expiration
Future tax benefits as of December 31, 2022				
Federal tax credit	$ —	$ 176.4	$ —	2041
State net operating loss	72.6	4.5	(1.2)	2032
Other state benefits	—	6.8	—	2023
Balance as of December 31, 2022	$ 72.6	$ 187.7	$ (1.2)	

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2023	2022	2021
Balance as of January 1	$ 6.3	$ 6.8	$ 11.9
Additions for tax positions of prior years	0.2	0.3	—
Additions based on tax positions related to the current year	—	0.4	1.6
Reductions for tax positions of prior years	(1.9)	(1.2)	(6.7)
Balance as of December 31	$ 4.6	$ 6.3	$ 6.8

The amount of unrecognized tax benefits as of December 31, 2023 and 2022, excludes deferred tax assets related to uncertainty in income taxes of $1.1 million and $1.3 million, respectively. As of December 31, 2023 and 2022, the net amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate for continuing operations was $3.6 million and $5.1 million, respectively.

Interest accrued related to unrecognized tax benefits is as follows:

(in millions)	2023	2022	2021
Balance as of January 1	$ 0.5	$ 0.1	$ 0.5
Interest expense (income) related to unrecognized tax benefits	0.1	0.4	(0.4)
Balance as of December 31	$ 0.6	$ 0.5	$ 0.1

For the years ended December 31, 2023, 2022, and 2021, we recognized no penalties related to unrecognized tax benefits in our consolidated income statements. At December 31, 2023 and 2022, we had no amounts accrued for penalties related to unrecognized tax benefits.

Although analysis of our unrecognized tax benefits is ongoing, the potential estimated decrease in the total amounts of unrecognized tax benefits within the next 12 months is approximately $0.6 million associated with statutes of limitations on certain tax years. We do not anticipate any significant increases in the total amounts of unrecognized tax benefits within the next 12 months.

We file income tax returns in the United States federal jurisdiction and state tax returns based on income in our major state operating jurisdictions of Wisconsin, Illinois, Michigan, and Minnesota. We also file tax returns in other state and local jurisdictions with varying statutes of limitations. As of December 31, 2023, with a few exceptions, we were subject to examination by federal and state or local tax authorities for the 2019 through 2023 tax years in our major operating jurisdictions as follows:

Jurisdiction	Years
Federal	2020–2023
Illinois	2019–2023
Michigan	2019–2023
Minnesota	2019–2023
Wisconsin	2019–2023

NOTE 17—FAIR VALUE MEASUREMENTS

The following tables summarize our financial assets and liabilities that were accounted for at fair value on a recurring basis, categorized by level within the fair value hierarchy:

(in millions)	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Derivative assets				
Natural gas contracts	$ 2.2	$ 8.3	$ —	$ 10.5
FTRs and TCRs	—	—	7.2	7.2
Coal contracts	—	0.3	—	0.3
Total derivative assets	$ 2.2	$ 8.6	$ 7.2	$ 18.0
Investments held in rabbi trust	$ 51.7	$ —	$ —	$ 51.7
Derivative liabilities				
Natural gas contracts	$ 70.1	$ 16.0	$ —	$ 86.1
Coal contracts	—	20.3	—	20.3
Total derivative liabilities	$ 70.1	$ 36.3	$ —	$ 106.4

(in millions)	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Derivative assets				
Natural gas contracts	$ 16.3	$ 16.2	$ —	$ 32.5
FTRs	—	—	7.8	7.8
Coal contracts	—	34.5	—	34.5
Total derivative assets	$ 16.3	$ 50.7	$ 7.8	$ 74.8
Investments held in rabbi trust	$ 50.9	$ —	$ —	$ 50.9
Derivative liabilities				
Natural gas contracts	$ 81.4	$ 15.2	$ —	$ 96.6

The derivative assets and liabilities listed in the tables above include options, futures, physical commodity contracts, and other instruments used to manage market risks related to changes in commodity prices. They also include FTRs and TCRs, which are used at our electric utilities and certain of our non-utility wind parks to manage electric transmission congestion costs in the MISO Energy Markets and the SPP Integrated Marketplace, respectively.

We hold investments in the Integrys rabbi trust. These investments are used to fund participants' benefits under the Integrys deferred compensation plan and certain Integrys non-qualified pension plans. These investments are included in other long-term assets on our balance sheets. During the years ended December 31, 2023 and 2021, the net unrealized gains included in earnings related to the investments held at the end of the period were $10.0 million and $16.0 million, respectively. For the year ended December 31, 2022, we recorded $12.7 million of net unrealized losses in earnings related to the investments held at the end of the period.

The following table summarizes the changes to derivatives classified as Level 3 in the fair value hierarchy at December 31:

(in millions)	2023	2022	2021
Balance at the beginning of the period	$ 7.8	$ 2.4	$ 2.4
Purchases	21.0	23.7	6.1
Realized and unrealized net gains (losses) included in earnings [1]	(0.5)	0.5	—
Settlements	(21.1)	(18.8)	(6.1)
Balance at the end of the period	$ 7.2	$ 7.8	$ 2.4
Unrealized net gains (losses) included in earnings attributable to Level 3 derivatives held at the end of the reporting period [1]	$ 0.5	$ (0.4)	$ —

[1] Amounts relate to FTRs and TCRs included in our non-utility energy infrastructure segment. These realized and unrealized net gains and losses are recorded in operating revenues on our income statements.

Fair Value of Financial Instruments

The following table shows the financial instruments included on our balance sheets that are not recorded at fair value at December 31:

	2023		2022	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Preferred stock of subsidiary	$ 30.4	$ 21.4	$ 30.4	$ 22.7
Long-term debt, including current portion [1]	16,631.1	15,564.3	15,464.2	13,921.3

[1] The carrying amount of long-term debt excludes finance lease obligations of $145.9 million and $183.2 million at December 31, 2023 and 2022, respectively.

The fair values of our long-term debt and preferred stock are categorized within Level 2 of the fair value hierarchy.

NOTE 18—DERIVATIVE INSTRUMENTS

Derivative assets and liabilities are included in the other current and other long-term line items on our balance sheets. The following table shows our derivative assets and derivative liabilities. None of the derivatives shown below were designated as hedging instruments.

	December 31, 2023		December 31, 2022	
(in millions)	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Current				
Natural gas contracts	$ 10.4	$ 78.1	$ 32.5	$ 88.2
FTRs and TCRs	7.2	—	7.8	—
Coal contracts	0.3	10.9	18.9	—
Total current	17.9	89.0	59.2	88.2
Long-term				
Natural gas contracts	0.1	8.0	—	8.4
Coal contracts	—	9.4	15.6	—
Total long-term	0.1	17.4	15.6	8.4
Total	$ 18.0	$ 106.4	$ 74.8	$ 96.6

Realized gains and losses on derivatives used in our regulatory utility operations are recorded in cost of sales upon settlement; however, they may be subsequently deferred for future rate recovery or refund as the gains and losses are included in our utilities' fuel and natural gas cost recovery mechanisms. Realized gains and losses on FTRs and TCRs used in our non-utility operations are recorded in operating revenues on the income statements. Our estimated notional sales volumes and realized gains and losses were as follows for the years ended:

(in millions)	December 31, 2023		December 31, 2022		December 31, 2021	
	Volumes	Gains (Losses)	Volumes	Gains	Volumes	Gains
Natural gas contracts	198.0 Dth	$ (259.1)	183.3 Dth	$ 299.5	197.6 Dth	$ 136.5
FTRs and TCRs	30.2 MWh	25.9	27.2 MWh	11.8	28.2 MWh	17.7
Total		$ (233.2)		$ 311.3		$ 154.2

At December 31, 2023 and 2022, we had posted cash collateral of $100.3 million and $122.4 million, respectively.

The following table shows derivative assets and derivative liabilities if derivative instruments by counterparty were presented net on our balance sheets:

(in millions)	December 31, 2023		December 31, 2022	
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Gross amount recognized on the balance sheet	$ 18.0	$ 106.4	$ 74.8	$ 96.6
Gross amount not offset on the balance sheet	(3.1)	(71.0) [1]	(17.5)	(82.5) [2]
Net amount	$ 14.9	$ 35.4	$ 57.3	$ 14.1

[1] Includes cash collateral posted of $67.9 million.

[2] Includes cash collateral posted of $65.0 million.

Cash Flow Hedges

Until their expiration on November 15, 2021, we had two interest rate swaps with a combined notional value of $250.0 million to hedge the variable interest rate risk associated with our 2007 Junior Notes. The swaps provided a fixed interest rate of 4.9765% on $250.0 million of the $500.0 million of outstanding 2007 Junior Notes. As these swaps qualified for cash flow hedge accounting treatment, the related gains and losses were deferred in accumulated other comprehensive loss and were amortized to interest expense as interest was accrued on the 2007 Junior Notes.

We also previously entered into forward interest rate swap agreements to mitigate the interest rate exposure associated with the issuance of long-term debt related to the acquisition of Integrys. These swap agreements were settled in 2015, and we continue to amortize amounts out of accumulated other comprehensive loss into interest expense over the periods in which the interest costs are recognized in earnings.

The derivative gains and losses related to these swap agreements recognized in other comprehensive income and reclassified from accumulated other comprehensive loss to interest expense during the years ended December 31, 2023, 2022, and 2021 were not significant. At December 31, 2023, the amount expected to be reclassified from accumulated other comprehensive loss to interest expense over the next twelve months was also not significant.

NOTE 19—GUARANTEES

The following table shows our outstanding guarantees:

(in millions)	Total Amounts Committed at December 31, 2023	Expiration		
		Less Than 1 Year	1 to 3 Years	Over 3 Years
Standby letters of credit [1]	$ 122.4	$ 24.7	$ —	$ 97.7
Surety bonds [2]	33.6	33.6	—	—
Other guarantees [3]	11.6	—	—	11.6
Total guarantees	$ 167.6	$ 58.3	$ —	$ 109.3

[1] At our request or the request of our subsidiaries, financial institutions have issued standby letters of credit for the benefit of third parties that have extended credit to our subsidiaries. These amounts are not reflected on our balance sheets.

[2] Primarily for environmental remediation, workers compensation self-insurance programs, and obtaining various licenses, permits, and rights-of-way. These amounts are not reflected on our balance sheets.

[3] Related to workers compensation coverage for which a liability was recorded on our balance sheets.

NOTE 20—EMPLOYEE BENEFITS

Pension and Other Postretirement Employee Benefits

We and our subsidiaries have defined benefit pension plans that cover substantially all of our employees, as well as several unfunded non-qualified retirement plans. In addition, we and our subsidiaries offer multiple OPEB plans to employees. The benefits for a portion of these plans are funded through irrevocable trusts, as allowed for income tax purposes. We also offer medical, dental, and life insurance benefits to active employees and their dependents. We expense the costs of these benefits as incurred.

Generally, former Wisconsin Energy Corporation employees who started with the company after 1995 receive a benefit based on a percentage of their annual salary plus an interest credit, while employees who started before 1996 receive a benefit based upon years of service and final average salary. Wisconsin Energy Corporation management employees hired after December 31, 2014, and certain new represented employees hired after May 1, 2017, receive an annual company contribution to their 401(k) savings plan instead of being enrolled in the defined benefit plans.

For former Integrys employees, the defined benefit pension plans are closed to all new hires. In addition, the service accruals for the defined benefit pension plans were frozen for non-union employees as of January 1, 2013. These employees receive an annual company contribution to their 401(k) savings plan, which is calculated based on age, wages, and full years of vesting service as of December 31 each year.

We use a year-end measurement date to measure the funded status of all of our pension and OPEB plans. Due to the regulated nature of our business, we have concluded that substantially all of the unrecognized costs resulting from the recognition of the funded status of our pension and OPEB plans qualify as a regulatory asset.

The following tables provide a reconciliation of the changes in our plans' benefit obligations and fair value of assets:

(in millions)	Pension Benefits		OPEB Benefits	
	2023	2022	2023	2022
Change in benefit obligation				
Obligation at January 1	$ 2,315.9	$ 3,136.6	$ 402.3	$ 530.2
Service cost	24.0	50.8	9.8	14.3
Interest cost	122.3	91.8	21.6	15.4
Participant contributions	—	—	11.8	12.5
Plan amendments	—	—	—	0.2
Actuarial (gain) loss	81.9	(682.3)	45.9	(127.9)
Benefit payments	(191.7)	(281.0)	(46.0)	(45.7)
Federal subsidy on benefits paid	N/A	N/A	1.5	1.4
Transfer	—	—	1.2	1.9
Obligation at December 31	$ 2,352.4	$ 2,315.9	$ 448.1	$ 402.3
Change in fair value of plan assets				
Fair value at January 1	$ 2,628.0	$ 3,328.9	$ 835.3	$ 1,000.2
Actual return on plan assets	214.9	(431.3)	76.4	(135.4)
Employer contributions net of plan transfer [(1)]	14.6	11.4	(47.9)	3.7
Participant contributions	—	—	11.8	12.5
Benefit payments	(191.7)	(281.0)	(46.0)	(45.7)
Fair value at December 31	$ 2,665.8	$ 2,628.0	$ 829.6	$ 835.3
Funded status at December 31	$ 313.4	$ 312.1	$ 381.5	$ 433.0

[(1)] Employer contribution includes a $50.0 million transfer out of the WEC Energy Group Retiree Welfare Plan, in 2023, associated with the overfunded position of this plan.

In 2023, we had actuarial losses related to our pension benefit obligations of $81.9 million and actuarial gains in 2022 of $682.3 million. The primary driver for the actuarial loss was a lower discount rate in 2023. Partially offsetting the loss in 2023, was higher than expected asset returns. The discount rate for our pension benefits was 5.19%, 5.49%, and 2.96% in 2023, 2022, and 2021, respectively.

In 2023, we had actuarial losses related to our OPEB benefit obligation of $45.9 million and actuarial gains in 2022 of $127.9 million. The primary driver for the actuarial loss was changes to medical trend assumptions and a lower discount rate in 2023. Partially offsetting the loss in 2023, was higher than expected asset returns. The discount rate for our OPEB benefits was 5.16%, 5.50%, and 2.92% in 2023, 2022, and 2021, respectively.

The amounts recognized on our balance sheets at December 31 related to the funded status of the benefit plans were as follows:

| (in millions) | Pension Benefits | | OPEB Benefits | |
	2023	2022	2023	2022
Pension and OPEB assets	$ 475.2	$ 470.6	$ 395.7	$ 446.1
Pension and OPEB obligations	161.8	158.5	14.2	13.1
Total net assets	**$ 313.4**	**$ 312.1**	**$ 381.5**	**$ 433.0**

The accumulated benefit obligation for all defined benefit pension plans was $2,279.6 million and $2,250.6 million as of December 31, 2023 and 2022, respectively.

The following table shows information for pension plans with an accumulated benefit obligation in excess of plan assets. Amounts presented are as of December 31:

(in millions)	2023	2022
Accumulated benefit obligation	$ 300.7	$ 185.7
Fair value of plan assets	147.3	32.8

The following table shows information for pension plans with a projected benefit obligation in excess of plan assets. Amounts presented are as of December 31:

(in millions)	2023	2022
Projected benefit obligation	$ 306.7	$ 191.3
Fair value of plan assets	147.3	32.8

The following table shows information for OPEB plans with an accumulated benefit obligation in excess of plan assets. Amounts presented are as of December 31:

(in millions)	2023	2022
Accumulated benefit obligation	$ 21.0	$ 20.6
Fair value of plan assets	6.9	7.4

The following table shows the amounts that had not yet been recognized in our net periodic benefit cost (credit) as of December 31:

| (in millions) | Pension Benefits | | OPEB Benefits | |
	2023	2022	2023	2022
Pre-tax accumulated other comprehensive income (loss) [1]				
Net actuarial loss (gain)	$ 12.7	$ 12.2	$ (1.2)	$ (1.6)
Prior service credits	—	—	—	—
Total	**$ 12.7**	**$ 12.2**	**$ (1.2)**	**$ (1.6)**
Net regulatory assets (liabilities) [2]				
Net actuarial loss (gain)	$ 688.9	$ 669.2	$ (166.3)	$ (200.8)
Prior service credits	(2.2)	(2.1)	(29.3)	(44.2)
Total	**$ 686.7**	**$ 667.1**	**$ (195.6)**	**$ (245.0)**

[1] Amounts related to the nonregulated entities are included in accumulated other comprehensive loss.

[2] Amounts related to the utilities and WBS are recorded as net regulatory assets or liabilities.

The components of net periodic benefit cost (credit) (including amounts capitalized to our balance sheets) for the years ended December 31 were as follows:

(in millions)	Pension Benefits			OPEB Benefits		
	2023	2022	2021	2023	2022	2021
Service cost	$ 24.0	$ 50.8	$ 54.3	$ 9.8	$ 14.3	$ 15.7
Interest cost	122.3	91.8	87.5	21.6	15.4	14.5
Expected return on plan assets	(187.4)	(208.0)	(200.9)	(53.0)	(68.9)	(66.0)
Plan settlement	1.3	6.2	3.9	—	—	—
Plan curtailment	—	—	—	—	—	(6.4)
Amortization of prior service cost (credit)	—	1.6	1.6	(14.8)	(15.9)	(15.9)
Amortization of net actuarial loss (gain)	33.0	75.3	109.4	(12.3)	(24.7)	(24.4)
Net periodic benefit cost (credit)	$ (6.8)	$ 17.7	$ 55.8	$ (48.7)	$ (79.8)	$ (82.5)

Effective January 1, 2023, the PSCW approved escrow accounting for pension and OPEB costs. As a result, as of December 31, 2023, we recorded a $6.0 million regulatory asset for pension costs and a $14.8 million regulatory asset for OPEB costs. The above table does not reflect any adjustments for the creation of these regulatory assets.

The weighted-average assumptions used to determine the benefit obligations for the plans were as follows for the years ended December 31:

	Pension Benefits		OPEB Benefits	
	2023	2022	2023	2022
Discount rate	5.19%	5.49%	5.16%	5.50%
Rate of compensation increase	4.00%	4.00%	N/A	N/A
Interest credit rate	4.84%	4.61%	N/A	N/A
Assumed medical cost trend rate (Pre 65)	N/A	N/A	6.25%	6.50%
Ultimate trend rate (Pre 65)	N/A	N/A	5.00%	5.00%
Year ultimate trend rate is reached (Pre 65)	N/A	N/A	2031	2031
Assumed medical cost trend rate (Post 65)	N/A	N/A	6.39%	6.00%
Ultimate trend rate (Post 65)	N/A	N/A	5.00%	5.00%
Year ultimate trend rate is reached (Post 65)	N/A	N/A	2030	2031

The weighted-average assumptions used to determine the net periodic benefit cost for the plans were as follows for the years ended December 31:

	Pension Benefits		
	2023	2022	2021
Discount rate	5.49%	3.18%	2.71%
Expected return on plan assets	6.62%	6.88%	6.88%
Rate of compensation increase	4.00%	4.00%	4.00%
Interest credit rate	4.62%	3.78%	3.71%

	OPEB Benefits		
	2023	2022	2021
Discount rate	5.50%	2.92%	2.66%
Expected return on plan assets	6.50%	7.00%	7.00%
Assumed medical cost trend rate (Pre 65)	6.50%	5.70%	5.85%
Ultimate trend rate (Pre 65)	5.00%	5.00%	5.00%
Year ultimate trend rate is reached (Pre 65)	2031	2028	2028
Assumed medical cost trend rate (Post 65)	6.00%	5.67%	5.80%
Ultimate trend rate (Post 65)	5.00%	5.00%	5.00%
Year ultimate trend rate is reached (Post 65)	2031	2028	2028

We consult with our investment advisors on an annual basis to help us forecast expected long-term returns on plan assets by reviewing historical returns as well as calculating expected total trust returns using the weighted-average of long-term market returns for each of the major target asset categories utilized in the trust. For 2024, the expected return on assets assumption is 6.62% for the pension plans and 6.50% for the OPEB plans.

Plan Assets

Current pension trust assets and amounts which are expected to be contributed to the trusts in the future are expected to be adequate to meet pension payment obligations to current and future retirees.

The Investment Trust Policy Committee oversees investment matters related to all of our funded benefit plans. The Committee works with external actuaries and investment consultants on an on-going basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target allocations are determined utilizing projected benefit payment cash flows and risk analyses of appropriate investments. They are intended to reduce risk, provide long-term financial stability for the plans and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments.

The legacy Wisconsin Energy Corporation pension trust target asset allocations are 25% equity investments, 55% fixed income investments, and 20% private equity and real estate investments. The legacy Integrys pension trust target asset allocations are 25% equity investments, 55% fixed income investments, and 20% private equity and real estate investments. The legacy Wisconsin Energy Corporation OPEB trust target asset allocations are 45% equity investments, 45% fixed income investments, and 10% real estate investments. The two largest legacy OPEB trusts for Integrys have the same target asset allocations of 45% equity investments, 45% fixed income investments, and 10% real estate investments. Equity securities include investments in large-cap, mid-cap, and small-cap companies. Fixed income securities include corporate bonds of companies from diversified industries, mortgage and other asset backed securities, commercial paper, and United States Treasuries.

Pension and OPEB plan investments are recorded at fair value. See Note 1(r), Fair Value Measurements, for more information regarding the fair value hierarchy and the classification of fair value measurements based on the types of inputs used.

The following tables provide the fair values of our investments by asset class:

	December 31, 2023							
	Pension Plan Assets				OPEB Assets			
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Class								
Equity securities:								
United States equity	$ 179.3	$ —	$ —	$ 179.3	$ 91.8	$ —	$ —	$ 91.8
International equity	174.0	—	—	174.0	84.6	—	—	84.6
Fixed income securities: [1]								
United States bonds	—	906.6	—	906.6	91.5	203.2	—	294.7
International bonds	—	88.0	—	88.0	—	11.9	—	11.9
	353.3	994.6	—	1,347.9	267.9	215.1	—	483.0
Investments measured at net asset value:								
Equity securities				407.4				182.1
Fixed income securities				124.2				47.7
Other				786.3				116.8
Total				$ 2,665.8				$ 829.6

[1]   This category represents investment grade bonds of United States and foreign issuers denominated in United States dollars from diverse industries.

	December 31, 2022							
	Pension Plan Assets				OPEB Assets			
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Class								
Equity securities:								
United States equity	$ 231.5	$ —	$ —	$ 231.5	$ 92.5	$ —	$ —	$ 92.5
International equity	202.2	—	—	202.2	83.9	—	—	83.9
Fixed income securities: [1]								
United States bonds	—	838.7	—	838.7	129.8	145.3	—	275.1
International bonds	—	95.0	—	95.0	—	13.2	—	13.2
	433.7	933.7	—	1,367.4	306.2	158.5	—	464.7
Investments measured at net asset value:								
Equity securities				466.0				186.6
Fixed income securities				101.0				65.5
Other				693.6				118.5
Total				$ 2,628.0				$ 835.3

[1]   This category represents investment grade bonds of United States and foreign issuers denominated in United States dollars from diverse industries.

Cash Flows

We expect to contribute $13.1 million to the pension plans and $2.2 million to the OPEB plans in 2024, dependent upon various factors affecting us, including our liquidity position and possible tax law changes.

The following table shows the payments, reflecting expected future service, that we expect to make for pension and OPEB over the next 10 years:

(in millions)	Pension Benefits	OPEB Benefits
2024	$ 207.0	$ 34.3
2025	199.6	34.4
2026	202.2	34.9
2027	193.9	35.4
2028	188.8	35.5
2029-2033	847.4	175.3

Savings Plans

We sponsor 401(k) savings plans which allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan-specified guidelines. A percentage of employee contributions are matched by us through a contribution into the employee's savings plan account, up to certain limits. The 401(k) savings plans include an Employee Stock Ownership Plan. Certain employees receive an employer retirement contribution, in which amounts are contributed to the employee's savings plan account based on the employee's wages, age, and years of service. Total costs incurred under all of these plans were $57.5 million, $54.4 million, and $51.8 million in 2023, 2022, and 2021, respectively.

NOTE 21—INVESTMENT IN TRANSMISSION AFFILIATES

We own approximately 60% of ATC, a for-profit, transmission-only company regulated by the FERC for cost of service and certain state regulatory commissions for routing and siting of transmission projects. We also own approximately 75% of ATC Holdco, a separate entity formed in December 2016 to invest in transmission-related projects outside of ATC's traditional footprint. ATC's corporate manager has a ten-member board of directors, and ATC Holdco's corporate manager has a four-member board of directors. We have one representative on each board. Each member of the board has only one vote. The following tables provide a reconciliation of the changes in our investments in ATC and ATC Holdco:

	2023		
(in millions)	ATC	ATC Holdco	Total
Balance at January 1	$ 1,884.6	$ 24.6	$ 1,909.2
Add: Earnings from equity method investment	175.1	2.4	177.5
Add: Capital contributions	63.7	—	63.7
Less: Distributions	142.6	1.9	144.5
Balance at December 31	$ 1,980.8	$ 25.1	$ 2,005.9

	2022		
(in millions)	ATC	ATC Holdco	Total
Balance at January 1	$ 1,766.9	$ 22.5	$ 1,789.4
Add: Earnings from equity method investment	192.6	2.1	194.7
Add: Capital contributions	45.5	—	45.5
Less: Distributions	120.4	—	120.4
Balance at December 31	$ 1,884.6	$ 24.6	$ 1,909.2

	2021		
(in millions)	ATC	ATC Holdco	Total
Balance at January 1	$ 1,733.5	$ 30.8	$ 1,764.3
Add: Earnings (loss) from equity method investment	166.4	(8.3)	158.1
Less: Distributions	133.0	—	133.0
Balance at December 31	$ 1,766.9	$ 22.5	$ 1,789.4

In November 2019 and May 2020, the FERC issued orders that addressed complaints related to ATC's allowed ROE. Due to the various petitions related to the complaint filed in February 2015, our financials at December 31, 2021 and 2020, included a $39.1 million liability for potential future refunds that ATC may have been required to provide. In August 2022, a decision issued by the D.C. Circuit

Court of Appeals affirmed the FERC's previous orders related to the February 2015 complaint. Therefore, during the third quarter of 2022, we reversed the liability that was previously recorded, which increased our equity earnings from ATC.

We pay ATC for network transmission and other related services it provides. In addition, we provide a variety of operational, maintenance, and project management work for ATC, which is reimbursed by ATC. We are also required to initially fund the construction of transmission infrastructure upgrades needed for new generation projects. ATC owns these transmission assets and reimburses us for these costs when the new generation is placed in service.

The following table summarizes our significant related party transactions with ATC during the years ended December 31:

(in millions)	2023	2022	2021
Charges to ATC for services and construction	$ 17.4	$ 18.9	$ 22.9
Charges from ATC for network transmission services	377.5	363.7	361.0
Net refund (payment) from (to) ATC related to FERC ROE orders	—	(0.1)	7.3

As of December 31, 2023 and 2022, our balance sheets included the following receivables and payables for services provided to or received from ATC:

(in millions)	2023	2022
Accounts receivable for services provided to ATC	$ 1.6	$ 1.2
Accounts payable for services received from ATC	49.9	30.4
Amounts due from ATC for transmission infrastructure upgrades [1]	46.1	26.6

[1] The transmission infrastructure upgrades were primarily related to the construction of WE's and WPS's renewable energy projects.

Summarized financial data for ATC is included in the tables below:

(in millions)	Year Ended December 31		
	2023	2022	2021
Income statement data			
Operating revenues	$ 818.9	$ 751.2	$ 754.8
Operating expenses	407.6	381.5	376.2
Other expense, net	131.7	123.0	113.9
Net income	$ 279.6	$ 246.7	$ 264.7

(in millions)	December 31, 2023	December 31, 2022
Balance sheet data		
Current assets	$ 115.2	$ 89.6
Noncurrent assets	6,337.0	5,997.8
Total assets	$ 6,452.2	$ 6,087.4
Current liabilities	$ 495.9	$ 511.9
Long-term debt	2,736.0	2,613.0
Other noncurrent liabilities	585.2	485.8
Members' equity	2,635.1	2,476.7
Total liabilities and members' equity	$ 6,452.2	$ 6,087.4

NOTE 22—SEGMENT INFORMATION

We use net income attributed to common shareholders to measure segment profitability and to allocate resources to our businesses. At December 31, 2023, we reported six segments, which are described below.

- The Wisconsin segment includes the electric and natural gas utility operations of WE, WPS, WG, and UMERC.
- The Illinois segment includes the natural gas utility operations of PGL and NSG.
- The other states segment includes the natural gas utility operations of MERC and MGU and the non-utility operations of MERC.
- The electric transmission segment includes our approximate 60% ownership interest in ATC, a for-profit, transmission-only company regulated by the FERC for cost of service and certain state regulatory commissions for routing and siting of transmission projects, and our approximate 75% ownership interest in ATC Holdco, which was formed to invest in transmission-related projects outside of ATC's traditional footprint.

- The non-utility energy infrastructure segment includes:
  - We Power, which owns and leases generating facilities to WE,
  - Bluewater, which owns underground natural gas storage facilities in Michigan that provide approximately one-third of the current storage needs for our Wisconsin natural gas utilities, and
  - WECI, which owns majority interests in multiple renewable generating facilities.

  See Note 2, Acquisitions, for more information on recent WECI acquisitions.
- The corporate and other segment includes the operations of the WEC Energy Group holding company, the Integrys holding company, the PELLC holding company, Wispark, Wisvest, WECC, and WBS.

All of our operations and assets are located within the United States. The following tables show summarized financial information related to our reportable segments for the years ended December 31, 2023, 2022, and 2021.

2023 *(in millions)*	Utility Operations				Electric Transmission	Non-Utility Energy Infrastructure	Corporate and Other	Reconciling Eliminations	WEC Energy Group Consolidated
	Wisconsin	Illinois	Other States	Total Utility Operations					
External revenues	$ 6,625.9	$1,557.8	$ 519.1	$ 8,702.8	$ —	$ 190.1	$ 0.1	$ —	$ 8,893.0
Intersegment revenues	—	—	—	—	—	476.4	—	(476.4)	—
Other operation and maintenance	1,531.3	397.9	94.5	2,023.7	—	80.1	5.8	(9.1)	2,100.5
Impairment related to ICC disallowances	—	178.9	—	178.9	—	—	—	—	178.9
Depreciation and amortization	851.5	237.3	43.3	1,132.1	—	188.7	20.9	(77.5)	1,264.2
Equity in earnings of transmission affiliates	—	—	—	—	177.5	—	—	—	177.5
Interest expense	601.0	88.9	15.9	705.8	19.4	94.3	257.6	(350.2)	726.9
Income tax expense (benefit)	237.4	48.6	16.3	302.3	39.0	(68.4)	(68.3)	—	204.6
Net income (loss)	852.5	140.0	48.1	1,040.6	119.1	334.8	(162.8)	—	1,331.7
Net income (loss) attributed to common shareholders	851.3	140.0	48.1	1,039.4	119.1	336.0	(162.8)	—	1,331.7
Capital expenditures and asset acquisitions	2,134.4	489.8	103.5	2,727.7	—	754.4	25.8	—	3,507.9
Total assets [(1)]	28,527.3	7,970.2	1,571.5	38,069.0	2,006.0	6,404.7	1,100.1	(3,640.1)	43,939.7

[(1)] Total assets at December 31, 2023 reflect an elimination of $1,630.6 million for all lease activity between We Power and WE.

2022 (in millions)	Utility Operations				Electric Transmission	Non-Utility Energy Infrastructure	Corporate and Other	Reconciling Eliminations	WEC Energy Group Consolidated
	Wisconsin	Illinois	Other States	Total Utility Operations					
External revenues	$ 6,960.5	$ 1,890.9	$ 618.5	$ 9,469.9	$ —	$ 127.0	$ 0.5	$ —	$ 9,597.4
Intersegment revenues	—	—	—	—	—	463.0	—	(463.0)	—
Other operation and maintenance	1,351.3	459.2	98.5	1,909.0	—	51.0	(12.9)	(9.1)	1,938.0
Depreciation and amortization	754.7	230.9	40.9	1,026.5	—	139.2	25.0	(68.1)	1,122.6
Equity in earnings of transmission affiliates	—	—	—	—	194.7	—	—	—	194.7
Interest expense	555.9	73.8	13.9	643.6	19.4	68.9	119.4	(336.2)	515.1
Income tax expense (benefit)	247.5	83.1	13.1	343.7	45.8	(20.9)	(45.7)	—	322.9
Net income (loss)	759.6	226.9	39.7	1,026.2	129.5	324.8	(70.8)	—	1,409.7
Net income (loss) attributed to common shareholders	758.4	226.9	39.7	1,025.0	129.5	324.4	(70.8)	—	1,408.1
Capital expenditures and asset acquisitions	1,610.8	484.9	101.1	2,196.8	—	483.8	16.3	—	2,696.9
Total assets [1]	27,384.0	8,101.0	1,639.6	37,124.6	1,909.4	5,320.6	774.0	(3,256.5)	41,872.1

[1]   Total assets at December 31, 2022 reflect an elimination of $1,632.9 million for all lease activity between We Power and WE.

2021 (in millions)	Utility Operations				Electric Transmission	Non-Utility Energy Infrastructure	Corporate and Other	Reconciling Eliminations	WEC Energy Group Consolidated
	Wisconsin	Illinois	Other States	Total Utility Operations					
External revenues	$ 6,037.0	$ 1,672.8	$ 519.0	$ 8,228.8	$ —	$ 86.7	$ 0.5	$ —	$ 8,316.0
Intersegment revenues	—	—	—	—	—	452.8	—	(452.8)	—
Other operation and maintenance	1,455.2	433.5	90.4	1,979.1	—	43.1	(7.5)	(9.2)	2,005.5
Depreciation and amortization	726.9	218.1	38.1	983.1	—	125.3	25.9	(60.0)	1,074.3
Equity in earnings of transmission affiliates	—	—	—	—	158.1	—	—	—	158.1
Interest expense	555.6	66.6	6.2	628.4	19.4	71.0	92.8	(340.5)	471.1
Loss on debt extinguishment	—	—	—	—	—	—	36.3	—	36.3
Income tax expense (benefit)	119.9	79.3	11.5	210.7	32.3	3.1	(45.8)	—	200.3
Net income (loss)	707.7	223.0	35.8	966.5	106.3	276.2	(50.5)	—	1,298.5
Net income (loss) attributed to common shareholders	706.5	223.0	35.8	965.3	106.3	279.2	(50.5)	—	1,300.3
Capital expenditures and asset acquisitions	1,389.7	533.7	95.9	2,019.3	—	335.3	18.1	—	2,372.7
Total assets [1]	25,687.9	7,853.4	1,506.1	35,047.4	1,792.7	4,627.7	785.3	(3,264.6)	38,988.5

[1]   Total assets at December 31, 2021 reflect an elimination of $1,729.9 million for all lease activity between We Power and WE.

NOTE 23—VARIABLE INTEREST ENTITIES

The primary beneficiary of a VIE must consolidate the entity's assets and liabilities. In addition, certain disclosures are required for significant interest holders in VIEs.

We assess our relationships with potential VIEs, such as our coal suppliers, natural gas suppliers, coal transporters, natural gas transporters, and other counterparties related to PPAs, investments, and joint ventures. In making this assessment, we consider, along with other factors, the potential that our contracts or other arrangements provide subordinated financial support, the obligation to absorb the entity's losses, the right to receive residual returns of the entity, and the power to direct the activities that most significantly impact the entity's economic performance.

WEPCo Environmental Trust Finance I, LLC

In November 2020, the PSCW issued a financing order approving the securitization of $100 million of undepreciated environmental control costs related to WE's retired Pleasant Prairie power plant, the carrying costs accrued on the $100 million during the securitization process, and the related financing fees. The financing order also authorized WE to form WEPCo Environmental Trust, a bankruptcy-remote special purpose entity, for the sole purpose of issuing ETBs to recover the costs approved in the financing order. WEPCo Environmental Trust is a wholly owned subsidiary of WE.

In May 2021, WEPCo Environmental Trust issued ETBs and used the proceeds to acquire environmental control property from WE. The environmental control property is recorded as a regulatory asset on our balance sheets and includes the right to impose, collect, and receive a non-bypassable environmental control charge from WE's retail electric distribution customers until the ETBs are paid in full and all financing costs have been recovered. The ETBs are secured by the environmental control property. Cash collections from the environmental control charge and funds on deposit in trust accounts are the sole sources of funds to satisfy the debt obligation. The bondholders do not have any recourse to WE or any of WE's affiliates.

WE acts as the servicer of the environmental control property on behalf of WEPCo Environmental Trust and is responsible for metering, calculating, billing, and collecting the environmental control charge. As necessary, WE is authorized to implement periodic adjustments of the environmental control charge. The adjustments are designed to ensure the timely payment of principal, interest, and other ongoing financing costs. WE remits all collections of the environmental control charge to WEPCo Environmental Trust's indenture trustee.

WEPCo Environmental Trust is a VIE primarily because its equity capitalization is insufficient to support its operations. As described above, WE has the power to direct the activities that most significantly impact WEPCo Environmental Trust's economic performance. Therefore, WE is considered the primary beneficiary of WEPCo Environmental Trust, and consolidation is required.

The following table summarizes the impact of WEPCo Environmental Trust on our balance sheet:

(in millions)	December 31, 2023	December 31, 2022
Assets		
Other current assets (restricted cash)	$ 0.8	$ 3.0
Regulatory assets	85.9	92.4
Other long-term assets (restricted cash)	0.6	0.6
Liabilities		
Current portion of long-term debt	9.0	8.9
Other current liabilities (accrued interest)	0.1	0.1
Long-term debt	85.3	94.1

Investment in Transmission Affiliates

We own approximately 60% of ATC, a for-profit, electric transmission company regulated by the FERC and certain state regulatory commissions. We have determined that ATC is a VIE but consolidation is not required since we are not ATC's primary beneficiary. As a result of our limited voting rights, we do not have the power to direct the activities that most significantly impact ATC's economic performance. Therefore, we account for ATC as an equity method investment. At December 31, 2023 and 2022, our equity investment in ATC was $1,980.8 million and $1,884.6 million, respectively, which approximates our maximum exposure to loss as a result of our involvement with ATC.

We also own approximately 75% of ATC Holdco, a separate entity formed in December 2016 to invest in transmission-related projects outside of ATC's traditional footprint. We have determined that ATC Holdco is a VIE but consolidation is not required since we are not ATC Holdco's primary beneficiary. As a result of our limited voting rights, we do not have the power to direct the activities that most significantly impact ATC Holdco's economic performance. Therefore, we account for ATC Holdco as an equity method investment. At December 31, 2023 and 2022, our equity investment in ATC Holdco was $25.1 million and $24.6 million, respectively, which approximates our maximum exposure to loss as a result of our involvement with ATC Holdco.

See Note 21, Investment in Transmission Affiliates, for more information, including any significant assets and liabilities related to ATC and ATC Holdco recorded on our balance sheets.

Power Purchase Commitment

On May 31, 2022, WE's PPA with LSP-Whitewater Limited Partnership that represented a variable interest expired. This agreement was for 236.5 MWs of firm capacity from a natural gas-fired cogeneration facility, and we accounted for it as a finance lease.

In November 2021, WE entered into a tolling agreement with LSP-Whitewater Limited Partnership that commenced on June 1, 2022, upon the expiration of the PPA. Concurrent with the execution of the tolling agreement, WE and WPS also entered into an agreement to purchase the natural gas-fired cogeneration facility. This asset purchase agreement was approved by the PSCW in December 2022, and the acquisition closed effective January 1, 2023. See Note 2, Acquisitions, for more information on the acquisition of this facility.

The tolling agreement represented a variable interest until the facility was acquired since its terms were substantially similar to the terms of the PPA. Based on the risks of the entity, including operations, maintenance, dispatch, financing, fuel costs, and other factors, we were not the primary beneficiary of the entity. We did not hold an equity or debt interest in the entity, and there was no residual guarantee associated with the tolling agreement. Similar to the PPA, we accounted for the tolling agreement as a finance lease.

NOTE 24—COMMITMENTS AND CONTINGENCIES

We and our subsidiaries have significant commitments and contingencies arising from our operations, including those related to unconditional purchase obligations, environmental matters, and enforcement and litigation matters.

Unconditional Purchase Obligations

Our electric utilities have obligations to distribute and sell electricity to their customers, and our natural gas utilities have obligations to distribute and sell natural gas to their customers. The utilities expect to recover costs related to these obligations in future customer rates. In order to meet these obligations, we routinely enter into long-term purchase and sale commitments for various quantities and lengths of time.

The generation facilities that are part of our non-utility energy infrastructure segment have obligations to distribute and sell electricity through long-term offtake agreements with their customers for all of the energy produced. In order to support these sales obligations, these companies enter into easements and other service agreements associated with the generating facilities.

The following table shows our minimum future commitments related to these purchase obligations as of December 31, 2023, including those of our subsidiaries:

| (in millions) | Date Contracts Extend Through | Total Amounts Committed | Payments Due By Period | | | | | |
			2024	2025	2026	2027	2028	Later Years
Electric utility:								
Nuclear	2033	$ 6,280.6	$ 600.3	$ 634.5	$ 681.6	$ 730.4	$ 782.6	$ 2,851.2
Coal supply and transportation	2026	549.0	358.3	164.6	26.1	—	—	—
Purchased power	2063	333.5	56.7	56.4	57.5	52.1	48.4	62.4
Other	2043	100.6	13.9	13.3	12.9	11.6	10.2	38.7
Natural gas utility:								
Supply and transportation	2048	1,777.2	381.2	274.9	214.8	197.4	155.7	553.2
Non-utility energy infrastructure:								
Purchased power	2050	611.8	34.4	34.8	35.9	36.7	34.8	435.2
Natural gas storage and transportation	2048	4.8	4.0	—	—	—	0.1	0.7
Total		$ 9,657.5	$ 1,448.8	$ 1,178.5	$ 1,028.8	$ 1,028.2	$ 1,031.8	$ 3,941.4

Environmental Matters

Consistent with other companies in the energy industry, we face significant ongoing environmental compliance and remediation obligations related to current and past operations. Specific environmental issues affecting us include, but are not limited to, current and future regulation of air emissions such as SO_2, NOx, fine particulates, mercury, and GHGs; water intake and discharges; management of coal combustion products such as fly ash; and remediation of impacted properties, including former manufactured gas plant sites.

We have continued to pursue a proactive strategy to manage our environmental compliance obligations, including:

- the development of additional sources of renewable electric energy supply, battery storage, and natural gas and LNG storage facilities;

- the addition of improvements for water quality matters such as treatment technologies to meet regulatory discharge limits and improvements to our cooling water intake systems;

- the addition of emission control equipment to existing facilities to comply with ambient air quality standards and federal clean air rules;

- the protection of wetlands and waterways, biodiversity including threatened and endangered species, and cultural resources associated with construction projects;

- the retirement of older coal-fired power plants and conversion to modern, efficient, natural gas generation, super-critical pulverized coal generation, and/or replacement with renewable generation;

- the beneficial use of ash and other products from coal-fired and biomass generating units;

- the remediation of former manufactured gas plant sites;

- the reduction of methane emissions across our natural gas distribution system by upgrading infrastructure; and
- the reporting of GHG emissions to comply with federal clean air rules.

Air Quality

Cross State Air Pollution Rule – Good Neighbor Plan – In March 2023, the EPA issued its final Good Neighbor Plan, which became effective in August 2023 and requires significant reductions in ozone-forming emissions of NOx from power plants and industrial facilities. After review of the final rule, we believe that we are well positioned to meet the requirements.

Our RICE units in the Upper Peninsula of Michigan and Wisconsin are not currently subject to the final rule as each unit is less than 25 MWs. To the extent we use RICE engines for natural gas distribution operations, those engines not part of an LDC are subject to the emission limits and operational requirements of the rule beginning in 2026. The EPA has exempted LDCs from the final rule.

Mercury and Air Toxics Standards – In 2012, the EPA issued the MATS to limit emissions of mercury, acid gases, and other hazardous air pollutants. In April 2023, the EPA issued the pre-publication version of a proposed rule to strengthen and update MATS to reflect recent developments in control technologies and performance of coal and oil-fired units. The EPA proposed three revisions including a proposal to lower the PM limit from 0.03 lb/MMBtu to 0.01 lb/MMBtu. The EPA also sought comments on an even lower limit of 0.006 lb/MMBtu. Adoption of either of these lower limits could have an adverse effect on our operations.

National Ambient Air Quality Standards – Ozone – After completing its review of the 2008 ozone standard, the EPA released a final rule in October 2015, creating a more stringent standard than the 2008 NAAQS. The 2015 ozone standard lowered the 8-hour limit for ground-level ozone. In November 2022, the EPA's 2022 CASAC Ozone Review Panel issued a draft report supporting the reconsideration of the 2015 standard. The EPA staff initially issued a draft Policy Assessment in March 2023 that supported the reconsideration, however, in August 2023 it announced that it is instead restarting its ozone standard evaluation. The EPA has indicated it plans to release its Integrated Review Plan in fall 2024. This new review is anticipated to take 3 to 5 years to complete.

In February 2022, revisions to the Wisconsin Administrative Code to adopt the 2015 standard were finalized. The amended regulations incorporated by reference the federal air pollution monitoring requirements related to the standard. The WDNR submitted the rule updates as a SIP revision to the EPA, which the EPA approved in February 2023.

In April 2022, the EPA proposed to find that the Milwaukee, Sheboygan, and Chicago, IL-IN-WI nonattainment areas did not meet the marginal attainment deadline of August 2021 and should be adjusted to "moderate" nonattainment status for the 2015 standard. In October 2022, the EPA published its final reclassifications from "marginal" to "moderate" for these areas, effective November 7, 2022. Accordingly, the WDNR submitted a SIP revision to the EPA in December 2022 to address the moderate nonattainment status.

In October 2023, the EPA found that 11 states, including Wisconsin, failed to submit timely SIP revisions to address nonattainment areas classified as "moderate" for the 2015 standard. This action triggered a 24-month deadline for states to get their SIP approved or the EPA will issue a federal implementation plan. Additionally, offset sanctions will take effect in 18 months if the SIP is not approved. The offset sanctions impact volatile organic compound and NOx emissions from new or modified sources in the nonattainment areas.

We believe that we are well positioned to meet the requirements associated with the 2015 ozone standard and do not expect to incur significant costs to comply with the associated state and federal rules.

National Ambient Air Quality Standards – Particulate Matter – In December 2020, the EPA completed its 5-year review of the 2012 annual and 24-hour standards for fine PM and determined that no revisions were necessary to the current annual standard of 12 μg/m^3 or the 24-hour standard of 35 μg/m^3. All counties within our service territories are in attainment with the current 2012 standards. Under the Biden Administration's policy review, the EPA concluded that the scientific evidence and information from the December 2020 determination supports revising the level of the annual standard for the PM NAAQS to below the current level of 12 μg/m^3, while retaining the 24-hour standard. In January 2023, the EPA announced its proposed decision to revise the primary (health-based) annual PM2.5 standard from its current level of 12 μg/m^3 to within the range of 9 to 10 μg/m^3. The EPA also proposed not to change the current secondary (welfare-based) annual PM2.5 standard, primary and secondary 24-hour PM2.5 standards, and primary and secondary PM10 standards. The EPA did, however, take comments on the full range (between 8 and 11 μg/m^3) included in the CASAC's latest report. The EPA finalized the rule on February 7, 2024 and lowered the primary annual PM2.5 level to 9 μg/m^3, which could cause some nonattainment areas that may affect permitting at our facilities. The secondary and 24-hour standards remain unchanged. The EPA will designate areas as attainment and nonattainment with the new standard by early 2026. The WDNR will need to draft and submit a SIP for the EPA's approval.

Climate Change – In May 2023, the EPA proposed GHG performance standards for existing fossil-fired steam generating and gas combustion units and also proposed to repeal the Affordable Clean Energy rule, which had replaced the Clean Power Plan. For coal plants, no standards would apply under the proposed version of the rule until 2032, and after 2032 the applicable standard would depend on the unit's retirement date. For combined cycle natural gas plants above a 50% capacity factor, the proposed rule is highly dependent on the use of hydrogen as an alternative fuel, and on carbon capture technology. For simple cycle natural gas-fired combustion turbines, the proposed version of the rule does not include applicable limits as long as the capacity factor is less than 20%. Our RICE units in Michigan and the new Weston RICE project are not affected under the rule because each RICE unit is less than 25 MWs. We continue to evaluate the proposed rule to understand the impacts to our operations. A final rule is expected in the second quarter of 2024.

In May 2023, the EPA proposed to revise the NSPS for GHG emissions from new, modified, and reconstructed fossil-fueled power plants. The EPA is proposing two distinct 111(b) rules – one for natural gas-fired stationary combustion turbines and the other for coal-fired units. New stationary combustion turbine units would be divided into three subcategories based on their annual capacity factor – low load, intermediate load, and base load. Our RICE units are not affected by this rule since each unit is below 25 MWs. Our ESG Progress Plan is heavily focused on reducing GHG emissions. The EPA has indicated that it anticipates a final rule in the second quarter of 2024.

The EPA released proposed regulations for the Mandatory Greenhouse Gas Reporting Rule, 40 CFR Part 98, in June 2022. In May 2023, the EPA released a supplementary proposal, which includes updates of the global warming potentials to determine CO_2 equivalency for threshold reporting and the addition of a new section regarding energy consumption. The proposed revisions could impact the reporting required for our electric generation facilities, local natural gas distribution companies, and underground natural gas storage facilities. In August 2023, the EPA also issued its proposed updates to amend reporting requirements for petroleum and natural gas systems, with an anticipated final rule to be issued in early 2024. We are currently evaluating the potential impact of the proposed rule, if any, on our operations.

Our ESG Progress Plan includes the retirement of older, fossil-fueled generation, to be replaced with zero-carbon-emitting renewables and clean natural gas-fueled generation. We have already retired more than 1,900 MWs of fossil-fueled generation since the beginning of 2018. We expect to retire approximately 1,800 MWs of additional fossil-fueled generation by the end of 2031, which includes the planned retirements in 2024-2025 of OCPP Units 5-8, the planned retirement by June 2026 of jointly-owned Columbia Units 1 and 2, and the planned retirement in 2031 of Weston Unit 3. See Note 7, Property, Plant, and Equipment, for more information related to these planned power plant retirements. In May 2021, we announced goals to achieve reductions in carbon emissions from our electric generation fleet by 60% by the end of 2025 and by 80% by the end of 2030, both from a 2005 baseline. We expect to achieve these goals by continuing to make operating refinements, retiring less efficient generating units, and executing our capital plan. Over the longer term, the target for our generation fleet is to be net carbon neutral by 2050.

We also continue to reduce methane emissions by improving our natural gas distribution systems, and have set a target across our natural gas distribution operations to achieve net-zero methane emissions by the end of 2030. We plan to achieve our net-zero goal through an effort that includes both continuous operational improvements and equipment upgrades, as well as the use of RNG throughout our utility systems.

Water Quality

Clean Water Act Cooling Water Intake Structure Rule – The EPA issued a final regulation under Section 316(b) of the CWA that became effective in October 2014 and requires the location, design, construction, and capacity of cooling water intake structures at existing power plants reflect the BTA for minimizing adverse environmental impacts. The rule applies to all of our existing generating facilities with cooling water intake structures, except for the ERGS units, which were permitted and received a final BTA determination under the rules governing new facilities.

Pursuant to a WDNR rule, which became effective in June 2020, the requirements of federal Section 316(b) of the CWA were incorporated into the Wisconsin Administrative Code. The WDNR applies this rule when establishing BTA requirements for cooling water intake structures at existing facilities. These BTA requirements are incorporated into WPDES permits for WE and WPS facilities.

We have received a final BTA determination for VAPP. We have received interim BTA determinations for OCPP Units 5-8 and Weston Units 3 and 4. We believe that existing technology installed at the OCPP facility meets the BTA requirements; however, depending on the timing of the permit reissuance, all four generating units at the OCPP may be retired prior to the WDNR making a final BTA decision, anticipated in 2025. In addition, we believe that existing technology installed at the Weston facility will result in a final BTA determination during the WPDES permit reissuance expected in the first quarter of 2024.

The WDNR reissued the WPDES permit for PWGS effective October 2023. This reissued permit includes a conditional BTA determination with conditions for the existing PWGS porous dike (rock breakwater) cooling water intake structure. We do not anticipate compliance with these conditions will result in a material impact on our financial condition or the efficiency of power plant operations.

Steam Electric Effluent Limitation Guidelines – The EPA's ELG rule, effective January 2016 and modified in 2020, revised the treatment technology requirements related to BATW and wet FGD wastewaters at existing coal-fueled facilities and created new requirements for several types of power plant wastewaters. The two new requirements that affect WE and WPS facilities relate to discharge limits for BATW and wet FGD wastewater. Although our power plant facilities already have advanced wastewater treatment technologies installed that meet many of the discharge limits established by this rule, certain facility modifications are necessary to meet the ELG rule requirements. Through 2023, compliance costs associated with the ELG rule required $105 million in capital investment. An $8 million BATW modification to OCPP Units 7 and 8 was completed and placed in-service in mid-2021, and in December 2021, the PSCW issued a Certificate of Authority approving the $89 million ERGS FGD wastewater treatment system modification. The BATW modifications, including $8 million of modifications at Weston Unit 3 completed in June 2023, did not require PSCW approval prior to construction. All of these ELG required projects were placed in-service ahead of WPDES permit deadlines.

In March 2023, the EPA issued the proposed "supplemental ELG rule." The rule would replace the existing 2020 ELG rule and, as proposed, would establish stricter limitations on: 1) BATW; 2) FGD wastewater; 3) CCR leachate; and 4) legacy wastewaters. The most significant proposed ELG rule change is a ZLD requirement for FGD wastewater. Under the proposed rule, this new ZLD requirement must be met by a date determined by the permitting authority (the WDNR for WE) that is as soon as possible beginning 60 days following publication of the final rule, but no later than December 31, 2029.

The proposed rule would also create a subcategory for "early adopters" that have already installed a compliant biological treatment system by the date of the proposed rule. Early adopters would not be required to install further FGD wastewater treatment, provided the facility owner also agrees to permanently cease combustion of coal by December 31, 2032. Although the $89 million biological treatment system at ERGS is complete and was placed in service in December 2023 to meet the WPDES permit deadline, the timing of the project's completion did not comply with the deadline proposed by the EPA to qualify for the early adopter status. In addition, we do not believe that the biological treatment system would be compliant with the additional ZLD FGD wastewater treatment requirements as proposed. In May 2023, we submitted written comments to the EPA articulating these concerns, including the cost impact to our customers. The EPA has indicated that it anticipates issuing the final rule in the second quarter of 2024.

If the supplemental ELG rule is finalized as proposed, we anticipate that our coal-fueled facilities, including ER 1 and ER 2 that were built with ELG-compliant dry BA transport systems, will meet the BATW rule provisions.

The EPA also proposed requirements for legacy wastewaters and landfill leachate. We have reviewed the proposed requirements to determine potential costs and actions required for our facilities. We submitted comments to the EPA regarding these proposed requirements.

Waters of the United States – In January 2023, the EPA and the Army Corps (the agencies) together released a final rule effective in March 2023 that established standards for identifying which wetland or surface drainage features qualify as WOTUS based on its pre-2015 definition. The pre-2015 approach involved applying factors established through case law and agency precedents to determine whether a wetland or surface drainage feature is subject to federal jurisdiction.

In May 2023, in *Sackett v. EPA,* the Supreme Court issued a decision significantly narrowing federal jurisdiction over wetlands to "traditional navigable waters" and wetlands or other waters that have a "continuous surface connection" with a traditional navigable water.

In August 2023, the agencies revised the final rule to conform the definition of WOTUS to the Supreme Court's May 2023 *Sackett* decision. The conforming rule became effective upon publication in the Federal Register on September 8, 2023.

We anticipate this final rule revision based on the *Sackett* decision may lead to a decreased number of projects that require Army Corps federal wetland permits. This decision also may affect the administration of some state programs. At this point, our projects requiring federal permits are moving ahead, but we are monitoring these recent developments to better understand potential future impacts.

Land Quality

Manufactured Gas Plant Remediation – We have identified sites at which our utilities or a predecessor company owned or operated a manufactured gas plant or stored manufactured gas. We have also identified other sites that may have been impacted by historical manufactured gas plant activities. Our natural gas utilities are responsible for the environmental remediation of these sites, some of which are in the EPA Superfund Alternative Approach Program. We are also working with various state jurisdictions in our investigation and remediation planning. These sites are at various stages of investigation, monitoring, remediation, and closure.

In addition, we are coordinating the investigation and cleanup of some of these sites subject to the jurisdiction of the EPA under what is called a "multisite" program. This program involves prioritizing the work to be done at the sites, preparation and approval of documents common to all of the sites, and use of a consistent approach in selecting remedies. At this time, we cannot estimate future remediation costs associated with these sites beyond those described below.

The future costs for detailed site investigation, future remediation, and monitoring are dependent upon several variables including, among other things, the extent of remediation, changes in technology, and changes in regulation. Historically, our regulators have allowed us to recover incurred costs, net of insurance recoveries and recoveries from potentially responsible parties, associated with the remediation of manufactured gas plant sites. Accordingly, we have established regulatory assets for costs associated with these sites.

We have established the following regulatory assets and reserves for manufactured gas plant sites as of December 31:

(in millions)	2023	2022
Regulatory assets	$ 596.8	$ 610.7
Reserves for future environmental remediation	463.7	499.6

Coal Combustion Residuals Rule – The EPA issued a pre-publication proposed rule for CCR in May 2023 that would apply to landfills, historic fill sites, and projects where CCR was placed at a power plant site. As proposed, the rule would regulate previously exempt closed landfills.

We are actively engaged with our trade organizations and provided them information to include in their comments to the EPA. The EPA has indicated that it anticipates issuing a final rule in the second quarter of 2024. As proposed, the rule could have a material adverse impact on our coal ash landfills and require additional remediation that has not been required under the current state programs.

Renewables, Efficiency, and Conservation

Wisconsin Legislation – In 2005, Wisconsin enacted Act 141, which established a goal that 10% of all electricity consumed in Wisconsin be generated by renewable resources annually. WE and WPS have achieved their required renewable energy percentages of 8.27% and 9.74%, respectively, by constructing various wind parks, solar parks, a biomass facility, and by also relying on renewable energy purchases. WE and WPS continue to review their renewable energy portfolios and acquire cost-effective renewables as needed to meet their requirements on an ongoing basis. The PSCW administers the renewable program related to Act 141, and each utility funds the program based on 1.2% of its annual retail operating revenues.

Michigan Legislation – In December 2016, Michigan enacted Act 342, which required 12.5% of the state's electric energy to come from renewables for 2019 and 2020, and energy optimization (efficiency) targets up to 1% annually. The renewable requirement increased to 15.0% for 2021 and beyond. UMERC was in compliance with its requirements under this statute as of December 31, 2023. The legislation continues to allow recovery of costs incurred to meet the standards and provides for ongoing review and revision to assure the measures taken are cost-effective.

In November 2023, Michigan enacted Acts 229, 231 and 235. The acts require electric providers to file a renewable energy plan every two years and to set renewable energy portfolio targets from now until 2040. The proposed renewable energy targets include 15% through 2029, 50% from 2030 through 2034, and 60% renewable energy by 2035 and thereafter. The bill also sets clean energy standards of 80% for 2035-2039 and 100% after 2040. The bill only allows natural gas to count as clean energy if it is accompanied with carbon capture and storage. The MPSC has indicated that it will complete a study by December 2024 on the unique conditions influencing electric generation, transmission, and demand in the Upper Peninsula of Michigan, which includes the unique role of RICE units placed in service to facilitate the retirement of coal-fired generation in the Upper Peninsula of Michigan. The new acts also revise the requirement a utility must meet in filing its energy waste reduction plans. They require a utility to file a plan every two years until 2025, then every three years thereafter.

Enforcement and Litigation Matters

We and our subsidiaries are involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although we are unable to predict the outcome of these matters, management believes that appropriate reserves have been established and that final settlement of these actions will not have a material impact on our financial condition or results of operations.

Consent Decrees

Wisconsin Public Service Corporation – Weston and Pulliam Power Plants – In November 2009, the EPA issued an NOV to WPS, which alleged violations of the CAA's New Source Review requirements relating to certain projects completed at the Weston and Pulliam power plants from 1994 to 2009. WPS entered into a Consent Decree with the EPA resolving this NOV. This Consent Decree was entered by the United States District Court for the Eastern District of Wisconsin in March 2013. With the retirement of Pulliam Units 7 and 8 in October 2018, WPS completed the mitigation projects required by the Consent Decree and received a completeness letter from the EPA in October 2018. See Note 6, Regulatory Assets and Liabilities, for more information about the retirement. We are working with the EPA on a closeout process for the Consent Decree and expect that process to begin in 2024.

Joint Ownership Power Plants – Columbia and Edgewater – In December 2009, the EPA issued an NOV to WPL, the operator of the Columbia and Edgewater plants, and the other joint owners of these plants, including MG&E, WE (former co-owner of an Edgewater unit), and WPS. The NOV alleged violations of the CAA's New Source Review requirements related to certain projects completed at those plants. WPS, along with WPL, MG&E, and WE, entered into a Consent Decree with the EPA resolving this NOV. This Consent Decree was entered by the United States District Court for the Western District of Wisconsin in June 2013. As a result of the continued implementation of the Consent Decree related to the jointly owned Columbia and Edgewater plants, the Edgewater 4 generating unit was retired in September 2018. See Note 6, Regulatory Assets and Liabilities, for more information about the retirement. WPL started the process to close out this Consent Decree.

NOTE 25—SUPPLEMENTAL CASH FLOW INFORMATION

Non-Cash Transactions

(in millions)		Year Ended December 31				
		2023		2022		2021
Cash paid for interest, net of amount capitalized	$	**653.4**	$	485.2	$	473.8
Cash paid (received) for income taxes, net [1]		**(58.9)**		52.4		33.8
Significant non-cash investing and financing transactions:						
Accounts payable related to construction costs		**171.3**		197.4		127.8
Increase in receivables related to insurance proceeds		**3.5**		—		41.7
Liabilities accrued for software licensing agreement		**—**		7.4		—

[1] Cash received for income taxes in 2023 includes $75 million related to PTCs that were sold to a third party.

Restricted Cash

The statements of cash flows include our activity related to cash, cash equivalents, and restricted cash. The following table reconciles the cash, cash equivalents, and restricted cash amounts reported within the balance sheets at December 31 to the total of these amounts shown on the statements of cash flows:

(in millions)		**2023**		2022		2021
Cash and cash equivalents	$	**42.9**	$	28.9	$	16.3
Restricted cash included in other current assets		**70.1**		25.6		19.6
Restricted cash included in other long-term assets		**52.2**		127.7		51.6
Cash, cash equivalents, and restricted cash	$	**165.2**	$	182.2	$	87.5

Our restricted cash consisted of the following:

- Cash held in the Integrys rabbi trust, which is used to fund participants' benefits under the Integrys deferred compensation plan and certain Integrys non-qualified pension plans.

- Cash on deposit in financial institutions that is restricted to satisfy the requirements of certain debt agreements at WECI Wind Holding I, WECI Wind Holding II, and WEPCo Environmental Trust.

- Cash we received when WECI acquired ownership interests in certain renewable generation projects. This cash is restricted as it can only be used to pay for any remaining costs associated with the construction of the renewable generation facilities.

- Cash used by WE and WPS during January 2023 to purchase a natural gas-fired cogeneration facility located in Whitewater, Wisconsin. This cash was included in other long-term assets at December 31, 2022. See Note 2, Acquisitions, for more information on the purchase of this facility.

NOTE 26—REGULATORY ENVIRONMENT

Wisconsin Electric Power Company, Wisconsin Public Service Corporation, and Wisconsin Gas LLC
2024 Limited Rate Case Re-Opener

In accordance with their rate orders approved by the PSCW in December 2022, WE, WPS, and WG filed requests for limited electric and natural gas rate case re-openers, as applicable, with the PSCW in May 2023. The WE and WPS limited electric rate case re-openers included updated fuel costs and revenue requirements for the generation projects that were previously approved by the PSCW and were placed into service in 2023 or are expected to be placed into service in 2024. WE's limited electric re-opener also included the projected savings from the retirement of the OCPP Units 5 and 6, which are expected to be retired in May 2024. WE and WG also filed a request for a limited natural gas rate case re-opener to reflect the additional revenue requirements associated with their previously approved LNG projects. WE's LNG project was placed into service in November 2023, and WG's LNG project is expected to be placed into service in 2024.

On December 20, 2023, the PSCW issued final written orders approving electric and natural gas rate increases and decreases, effective January 1, 2024. The final orders reflected the following:

	WE	WPS	WG
2024 incremental rate increases (decreases)			
Electric [1]	$ 82.2 million / 2.5%	$ (32.7) million / (2.6)%	N/A
Gas	$ 23.9 million / 4.5%	N/A	$ 21.6 million / 2.8%

[1] Amounts reflect the impact to our Wisconsin retail electric operations and include any incremental increases (WE) or decreases (WPS) resulting from updated fuel costs.

The utilities' ROE and common equity component averages were not addressed in the limited rate case re-openers.

2023 and 2024 Rates

In April 2022, WE, WPS, and WG filed requests with the PSCW to increase their retail electric, natural gas, and steam rates, as applicable. These requests were updated in July 2022 to reflect new developments that impacted the original proposals. The requested increases in electric rates were driven by capital investments in new wind, solar, and battery storage; capital investments in natural gas generation; reliability investments, including grid hardening projects to bury power lines and strengthen WE's distribution system against severe weather; and changes in wholesale business with other utilities. Many of these investments had already been approved by the PSCW. The requested increases in natural gas rates primarily related to capital investments previously approved by the PSCW, including LNG storage for our natural gas distribution system.

In September 2022, WE, WPS, and WG entered into settlement agreements with certain intervenors to resolve most of the outstanding issues in each utility's respective rate case; however, the PSCW declined to approve the settlement agreements. In December 2022, the PSCW issued final written orders approving electric, natural gas, and steam base rate increases, effective January 1, 2023. The final orders reflected the following:

	WE	WPS	WG
2023 base rate increase			
Electric	$ 283.5 million / 9.1%	$ 120.5 million / 9.8%	N/A
Gas	$ 46.1 million / 9.6%	$ 26.4 million / 7.1%	$ 46.5 million / 6.4%
Steam	$ 7.6 million / 35.3%	N/A	N/A
ROE	9.8%	9.8%	9.8%
Common equity component average on a financial basis	53.0%	53.0%	53.0%

In addition to the above, the final orders included the following terms:

- The utilities will keep their current earnings sharing mechanisms, under which, if a utility earns above its authorized ROE: (i) the utility retains 100.0% of earnings for the first 15 basis points above the authorized ROE; (ii) 50.0% of the next 60 basis points is refunded to ratepayers; and (iii) 100.0% of any remaining excess earnings is required to be refunded to ratepayers.

- WE and WPS were required to complete an analysis of alternative recovery scenarios for generating units that will be retired prior to the end of their useful life.

- WE and WPS will not propose any changes to their real time pricing rates for large commercial and industrial electric customers through the end of 2024.

- WE and WPS were required to lower monthly residential and small commercial electric customer fixed charges by $1.00 and $3.33, respectively, from previously authorized rates.

- WE and WPS were required to offer an additional voluntary renewable energy pilot for commercial and industrial customers.

- WE and WPS will continue to work with PSCW staff and other interested parties to develop alternative low income assistance programs. WE and WPS also collectively contributed $4.0 million to the Keep Wisconsin Warm Fund.

- WE, WPS, and WG were required to implement escrow accounting treatment for pension and OPEB costs in 2023 and 2024.

- As discussed above, WE and WPS were authorized to file a limited electric rate case re-opener for 2024, and WE and WG were authorized to file a limited natural gas rate case re-opener for 2024.

2022 Rates

In March 2021, WE, WPS, and WG filed an application with the PSCW for the approval of certain accounting treatments that allowed them to maintain their electric, natural gas, and steam base rates through 2022 and forego filing a rate case for one year. In connection with the request, the three utilities also entered into an agreement, dated March 23, 2021, with various stakeholders. Pursuant to the terms of the agreement, the stakeholders fully supported the application. In September 2021, the PSCW issued written orders approving the application.

The final orders reflected the following:

- WE, WPS, and WG amortized, in 2022, certain previously deferred balances to offset approximately half of their forecasted revenue deficiencies.

- WG deferred interest and depreciation expense associated with capital investments since its last rate case that otherwise would have been added to rate base in a 2022 test-year rate case.

- WE, WPS, and WG were able to defer any increases in tax expense due to changes in tax law that occurred in 2021 and/or 2022.

- WE, WPS, and WG maintained their earnings sharing mechanisms for 2022, with modification. The earnings sharing mechanisms were modified to authorize the utility to retain 100.0% of the first 15 basis points of earnings above its then authorized ROE. The earnings sharing mechanisms otherwise remained as previously authorized.

2020 and 2021 Rates

In March 2019, WE, WPS, and WG filed applications with the PSCW to increase their retail electric, natural gas, and steam rates, as applicable, effective January 1, 2020. In August 2019, all three utilities filed applications with the PSCW for approval of settlement agreements entered into with certain intervenors to resolve several outstanding issues in each utility's respective rate case. In December 2019, the PSCW issued written orders that approved the settlement agreements without material modification and addressed the remaining outstanding issues that were not included in the settlement agreements. The new rates were effective January 1, 2020. The final orders reflected the following:

	WE	WPS	WG
2020 Effective rate increase (decrease)			
Electric [1] [2]	$ 15.3 million / 0.5%	$ 15.8 million / 1.6%	N/A
Gas [3]	$ 10.4 million / 2.8%	$ 4.3 million / 1.4%	$ (1.5) million / (0.2)%
Steam	$ 1.9 million / 8.6%	N/A	N/A
ROE	10.0%	10.0%	10.2%
Common equity component average on a financial basis	52.5%	52.5%	52.5%

[1]   Amounts are net of certain deferred tax benefits from the Tax Legislation that were utilized to reduce near-term rate impact. The WE and WPS rate orders reflected the majority of the unprotected deferred tax benefits from the Tax Legislation being amortized over two years. For WE, approximately $65 million of tax benefits were amortized in each of 2020 and 2021. For WPS, approximately $11 million of tax benefits were amortized in 2020 and approximately $39 million were amortized in 2021. The unprotected deferred tax benefits related to the unrecovered balances of certain of WE's retired plants and its SSR regulatory asset were used to reduce the related regulatory asset. Unprotected deferred tax benefits by their nature are eligible to be returned to customers in a manner and timeline determined to be appropriate by our regulators.

[2]   The WPS rate order was net of $21 million of refunds related to its 2018 earnings sharing mechanism. These refunds were made to customers evenly over two years, with half returned in 2020 and the remainder returned in 2021.

[3]   The WE amount includes certain deferred tax expense from the Tax Legislation, and the WPS and WG amounts are net of certain deferred tax benefits from the Tax Legislation that were utilized to reduce near-term rate impact. The rate orders for all three gas utilities reflected all of the unprotected deferred tax expense and benefits from the Tax Legislation being amortized evenly over four years. For WE, approximately $5 million of previously deferred tax expense was amortized each year. For WPS and WG, approximately $5 million and $3 million, respectively, of previously deferred tax benefits was amortized each year. Unprotected deferred tax expense and benefits by their nature are eligible to be recovered from or returned to customers in a manner and timeline determined to be appropriate by our regulators.

In accordance with its rate order, WE filed an application with the PSCW in July 2020 requesting a financing order to securitize $100 million of Pleasant Prairie power plant's book value, plus the carrying costs accrued on the $100 million during the securitization process and the related financing fees. In November 2020, the PSCW issued a written order approving the application. The financing order also authorized WE to form a bankruptcy-remote special purpose entity, WEPCo Environmental Trust, for the sole purpose of issuing ETBs to recover the approved costs. In May 2021, WEPCo Environmental Trust issued $118.8 million of 1.578% ETBs due December 15, 2035. See Note 23, Variable Interest Entities, for more information regarding WEPCo Environmental Trust.

The WPS rate order allows WPS to collect the previously deferred revenue requirement for ReACT™ costs above the authorized $275 million level. The total cost of the ReACT™ project was $342 million. This regulatory asset is being collected from customers over eight years.

The PSCW approved all three Wisconsin utilities continuing to have an earnings sharing mechanism through 2021. The earnings sharing mechanism was modified from its previous structure to one that was consistent with other Wisconsin investor-owned utilities. Under this earnings sharing mechanism, if the utility earned above its authorized ROE: (i) the utility retained 100.0% of earnings for the first 25 basis points above the authorized ROE; (ii) 50.0% of the next 50 basis points were required to be refunded to customers; and (iii) 100.0% of any remaining excess earnings were required to be refunded to customers. In addition, the rate orders also required WE, WPS, and WG to maintain residential and small commercial electric and natural gas customer fixed charges at previously authorized rates and to maintain the status quo for WE's and WPS's electric market-based rate programs for large industrial customers through 2021.

The Peoples Gas Light and Coke Company and North Shore Gas Company

2023 Rate Order

On January 6, 2023, PGL and NSG filed requests with the ICC to increase their natural gas base rates. The requested rate increases were primarily driven by capital investments made to strengthen the safety and reliability of each utility's natural gas distribution system. PGL was also seeking to recover costs incurred to upgrade its natural gas storage field and operations facilities and to continue improving customer service. PGL did not request an extension of the QIP rider as PGL will return to the traditional rate making process to recover the costs of necessary infrastructure improvements.

On November 16, 2023, the ICC issued final written orders approving base rate increases for PGL and NSG. The written orders were subsequently amended for various technical corrections. The amended written orders approved the following base rate increases:

- A $304.6 million (43.5%) base rate increase for PGL's natural gas customers. This amount includes the recovery of costs related to PGL's SMP that were previously being recovered under its QIP rider. PGL's new rates were effective December 1, 2023.

- An $11.0 million (11.6%) base rate increase for NSG's natural gas customers. The new rates at NSG were not effective until February 1, 2024 as changes were required to NSG's billing system as a result of the final rate order.

The ICC approved an authorized ROE of 9.38% for both PGL and NSG, and set the common equity component average at 50.79% and 52.58% for PGL and NSG, respectively.

As part of its decisions, the ICC, among other things, disallowed $236.2 million of capital costs related to the construction and improvement of PGL's shops and facilities and $1.7 million of capital costs related to NSG's construction of a gas infrastructure project. In addition, the ICC ordered PGL to pause spending on its SMP until the ICC has a proceeding to determine the optimal method for replacing aging natural gas infrastructure and a prudent investment level. In accordance with the written order, the ICC initiated the proceeding on January 31, 2024.

On December 15, 2023, PGL and NSG filed an application for rehearing with the ICC requesting reconsideration of various issues in the ICC's November 16, 2023 written orders. On January 3, 2024, the ICC granted PGL and NSG a limited-scope rehearing. The rehearing will be limited to:

- the authorized spending for the completion of SMP projects that started in 2023,
- the authorized spending for emergency repairs needed to ensure the safety and reliability of our delivery system, and
- the timing of changes required to NSG's billing system.

As the ICC did not grant a rehearing on the disallowance of PGL's and NSG's capital costs, we recorded a $178.9 million non-cash impairment of our property, plant, and equipment in 2023. This amount includes $177.2 million of previously incurred disallowed costs at PGL related to its shops and facilities, and the $1.7 million of capital costs disallowed at NSG. The remaining disallowance of capital costs at PGL related to expected future spend. We anticipate appealing the ICC's disallowance of PGL's and NSG's capital costs to the Illinois circuit court after the rehearing process is complete.

An ICC decision on our limited-scope rehearing is expected in the second quarter of 2024.

Third-Party Transaction Fee Adjustment Rider
In accordance with the Climate and Equitable Jobs Act that was signed into law in Illinois, effective September 15, 2021, Illinois utilities are prohibited from charging customers a fee when they elect to pay for service with a credit card. Utilities are now required to incur these expenses and seek recovery through a rate proceeding or by establishing a recovery mechanism. In December 2021, the ICC approved the use of a TPTFA rider for PGL. The TPTFA rider allowed PGL to recover the costs incurred for these third-party transaction fees prior to them being included in base rates. PGL began recovering costs under the rider on February 1, 2022. Amounts deferred under the rider were being recovered over a period of 12 months and are subject to an annual reconciliation whereby costs are reviewed by the ICC for accuracy and prudency. Effective December 1, 2023, PGL discontinued its use of the TPTFA rider and began recovering costs related to these third-party transaction fees through its base rates. NSG began recovering these costs through its base rates, effective September 15, 2021.

North Shore Gas Company 2021 Rate Order
In October 2020, NSG filed a request with the ICC to increase its natural gas rates. In September 2021, the ICC issued a written order authorizing a rate increase of $4.1 million (4.5%). The rate increase reflected a 9.67% ROE and a common equity component average of 51.58%. The natural gas rate increase was primarily driven by NSG's ongoing significant investment in its distribution system since its last rate review that resulted in revised base rates effective January 28, 2015. The new rates were effective September 15, 2021.

Qualifying Infrastructure Plant Rider
In July 2013, Illinois Public Act 98-0057, The Natural Gas Consumer, Safety & Reliability Act, became law. This law provides natural gas utilities with a cost recovery mechanism that allows collection, through a surcharge on customer bills, of prudently incurred costs to upgrade Illinois natural gas infrastructure. In January 2014, the ICC approved a QIP rider for PGL, which was in effect until December 1, 2023. As discussed above, PGL has returned to the traditional rate-making process for recovery of these costs, and they are now included in PGL's base rates.

Costs previously incurred under PGL's QIP rider are still subject to an annual reconciliation whereby costs are reviewed for accuracy and prudency. In March 2023, PGL filed its 2022 reconciliation with the ICC, which, along with the reconciliations from 2016 through 2021, are still pending. Annual costs included in the rider have ranged from $192 million to $348 million.

As of December 31, 2023, there can be no assurance that all costs incurred under PGL's QIP rider during the open reconciliation years, which include 2016 through 2023, will be deemed recoverable by the ICC. Disallowances by the ICC, if any, could be material and have a material adverse impact on our results of operations.

Minnesota Energy Resources Corporation

2023 Rate Order
In November 2022, MERC initiated a rate proceeding with the MPUC to increase its retail natural gas base rates. In December 2022, the MPUC approved MERC's request for interim rates totaling $37.0 million, subject to refund. The interim rates went into effect on January 1, 2023.

On November 14, 2023, the MPUC issued a written order approving a settlement agreement MERC reached with certain intervenors. The settlement agreement reflects a natural gas base rate increase of $28.8 million (7.1%), along with a 9.65% ROE and a common equity component average of 53.0%. The natural gas rate increase was primarily driven by increased capital investments as well as inflationary pressure on operating costs. Under the terms of the settlement agreement, MERC will continue the use of its decoupling mechanism for residential customers, and it will be expanded to include certain small commercial and industrial customers. Final rates will be effective March 1, 2024.

MERC's customers are entitled to a refund to the extent the interim rate increase exceeded the final approved rate increase. As of December 31, 2023, MERC had recorded a regulatory liability of $8.5 million for refunds due to customers. These amounts will be refunded to customers during the second quarter of 2024.

Michigan Gas Utilities Corporation
2024 Rate Application
On December 28, 2023, MGU provided notification to the MPSC of its intent to file an application requesting an increase to its natural gas rates. The application is expected to be filed in March 2024 and to request new rates be effective January 1, 2025. MGU is currently in the process of evaluating its rate request.

2023 Rate Order
In March 2023, MGU filed a request with the MPSC to increase its retail natural gas base rates. In August 2023, the MPSC issued a written order approving a comprehensive settlement that resolved all issues in MGU's rate case. The key terms of the settlement agreement include:

• a natural gas base rate increase of $9.9 million (4.7%);

• an ROE of 9.8%;

• a common equity component average of 51.0%; and,

• a continuation of the existing MRP rider, effective January 1, 2025 through 2027, including forecasted increased costs for those projects. MRP costs are being recovered in base rates in 2024.

The rate increase was primarily driven by capital investments made to strengthen the safety and reliability of MGU's natural gas distribution system and to provide service to additional customers. Inflationary pressure on operating costs also contributed to the rate increase. The new rates were effective January 1, 2024.

2021 Rate Order
In February 2020, MGU provided notification to the MPSC of its intent to file an application requesting an increase to MGU's natural gas rates to be effective January 1, 2021. However, MGU decided that it would delay its filing of the rate case as a result of the Coronavirus Disease – 2019 pandemic.

In May 2020, MGU filed an application with the MPSC requesting approval to defer $5.0 million of depreciation and interest expense during 2021 related to capital investments made by MGU since its last rate case. In July 2020, the MPSC issued a written order approving MGU's request. The deferral of these costs helped to mitigate the impacts from delaying the filing of the rate case.

In March 2021, MGU filed its request with the MPSC to increase its natural gas rates. In September 2021, the MPSC issued a written order approving a settlement agreement MGU reached with certain intervenors. The order authorized a rate increase of $9.3 million (6.35%) and reflected a 9.85% ROE and a common equity component average of 51.5%. The natural gas rate increase was primarily driven by MGU's significant investment in capital infrastructure since its previous rate review that resulted in revised base rates effective January 1, 2016. The order also allowed MGU to implement a rider for its MRP, which supports recovery of planned capital investment related to pipeline replacements to maintain system safety and reliability between 2023 and 2027, without having to file a rate case. All costs recovered through the rider are subject to a prudence review by the MPSC. The new rates were effective January 1, 2022.

Upper Michigan Energy Resources Corporation
2024 Rate Application
On December 28, 2023, UMERC provided notification to the MPSC of its intent to file an application requesting an increase to its electric rates. The application is expected to be filed in March 2024 and to request new rates be effective January 1, 2025. UMERC is currently in the process of evaluating its rate request.

Recovery of Natural Gas Costs
Due to the cold temperatures, wind, snow, and ice throughout the central part of the country during February 2021, the cost of gas purchased for our natural gas utility customers was temporarily driven significantly higher than our normal winter weather expectations. All of our utilities have regulatory mechanisms in place for recovering all prudently incurred natural gas costs.

In March 2021, WE and WG received approval from the PSCW to recover approximately $54 million and $24 million, respectively, of natural gas costs in excess of the benchmark set in their GCRMs over a period of three months, beginning in April 2021. In March 2021, WPS also filed its revised natural gas rate sheets with the PSCW reflecting approximately $28 million of natural gas costs in excess of the benchmark set in its GCRM. WPS also recovered these excess costs over a period of three months, beginning in April 2021.

PGL and NSG incurred approximately $131 million and $10 million, respectively, of natural gas costs in February 2021 in excess of the amounts included in their rates. These costs were recovered over a period of 12 months, which started on April 1, 2021. PGL's and NSG's natural gas costs were reviewed for prudency by the ICC as part of their annual natural gas cost reconciliation. In January 2023, the ICC issued written orders approving each company's 2021 reconciliation.

In February 2021, MERC incurred approximately $75 million of natural gas costs in excess of the benchmark set in its GCRM. In August 2021, the MPUC issued a written order approving a joint proposal filed by MERC and four other Minnesota utilities to recover their respective excess natural gas costs. In accordance with the order, MERC recovered $10 million of these costs through its annual natural gas true-up process over a period of 12 months, and the remaining $65 million was to be recovered over a period of 27 months, both beginning in September 2021. Recovery of these costs and the issue of prudence was referred to a contested-case proceeding. In October 2022, the MPUC issued a written order approving a settlement agreement entered into by MERC and various parties related to the recovery of the extraordinary natural gas costs incurred in February 2021. Under the settlement agreement, MERC agreed to not seek recovery of $3 million of these costs. MERC substantially recovered the remaining $62 million of extraordinary natural gas costs over the previously approved 27-month recovery period.

Natural gas costs incurred at MGU and UMERC in excess of the amount included in their respective rates were not significant.

NOTE 27—OTHER INCOME, NET

Total other income, net was as follows for the years ended December 31:

(in millions)	2023	2022	2021
Non-service components of net periodic benefit costs	$ 97.7	$ 104.4	$ 72.2
AFUDC-Equity	59.1	29.4	18.0
Gains (losses) from investments held in rabbi trust	13.7	(12.6)	18.6
Earnings (losses) from equity method investments [1]	(1.1)	9.3	19.9
Other, net	8.3	(1.7)	4.5
Other income, net	$ 177.7	$ 128.8	$ 133.2

[1] Amounts do not include equity earnings of transmission affiliates as those earnings are shown as a separate line item on the income statements.

NOTE 28—NEW ACCOUNTING PRONOUNCEMENTS

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require additional disclosures, primarily related to income taxes paid and the rate reconciliation table. The amendments require disclosures on specific categories in the rate reconciliation table, as well as additional information for reconciling items that meet a quantitative threshold. For income taxes paid, additional disclosures are required to disaggregate federal, state, and foreign income taxes paid, with additional disclosures for income taxes paid that meet a quantitative threshold. The amendments are effective for annual periods beginning after December 15, 2024, with early adoption permitted. We plan to adopt these amendments beginning with our fiscal year ending on December 31, 2025, and are currently evaluating the impact this guidance may have on our financial statements and related disclosures.

Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments require additional disclosures about reportable segments on an annual and interim basis. The amendments require disclosure of significant segment expenses that are (1) regularly provided to the chief operating decision maker and (2) included in the reported measure of segment profit or loss. The amendments also require disclosure of an amount for other segment items and a description of its composition. The new standard also allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We plan to adopt these amendments beginning with our fiscal year ending on December 31, 2024, and are currently evaluating the impact this guidance may have on our financial statements and related disclosures.

Reference Rate Reform

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. These pronouncements provide temporary optional expedients and exceptions for applying GAAP principles to contract modifications and hedging relationships to ease the financial reporting burdens of the market transition from LIBOR and other interbank offered rates to alternative reference rates. These pronouncements were effective upon issuance on March 12, 2020 through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, to extend the temporary accounting rules under Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. An entity may elect to apply the amendments prospectively from March 12, 2020 through December 31, 2024 by accounting topic. Our $500.0 million 2007 Junior Notes, which were previously subject to a variable rate based on U.S. dollar LIBOR, became subject to a variable rate based on SOFR beginning July 1, 2023. No contract modifications were required as the references to LIBOR were replaced by operation of law. See Note 14, Long-Term Debt, for more information. We do not anticipate this guidance having a significant impact on our financial statements and related disclosures.

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WEC Energy Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WEC Energy Group, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities - Impact of rate regulation on financial statements — Refer to Notes 6 and 26 to the financial statements

Critical Audit Matter Description

The Company's regulated utilities are subject to regulation by various state and federal regulatory bodies (collectively the "Commissions") which have jurisdiction with respect to the rates of electric and gas distribution companies in each respective state. Management has determined the Company meets the requirements under accounting principles generally accepted in the United States of America to prepare its financial statements applying the Regulated Operations Topic of the Financial Accounting Standards Board's Accounting Standard Codification.

Rates are determined and approved in regulatory proceedings based on an analysis of the Company's costs to provide utility service and a return on, and recovery of, the Company's investment in the utility business. Current and future regulatory decisions can have an impact on the recovery of costs, the rate of return earned on investment, and the timing and amount of assets to be recovered through rates. The Commissions' regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. Certain items that would otherwise be immediately recognized as revenues and expenses are deferred as regulatory assets and regulatory liabilities for future recovery or refund to customers, as authorized by the Company's regulators. While the Company has indicated it expects to recover costs from customers through regulated rates, there is a risk that the Commissions will not approve: (1) full recovery of the costs of providing utility service, (2) full recovery of all amounts invested in the utility business and a reasonable return on that investment or (3) timely recovery of costs incurred.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs and/or (2) a refund to customers. Auditing these judgments required specialized knowledge of accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the impact of rate regulation on certain assets and liabilities included the following, among others:

- We tested the effectiveness of management's controls over regulatory assets and liabilities, including management's controls over the identification of costs recorded as regulatory assets and liabilities and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates.

- We inquired of Company management and independently obtained and read: (1) relevant regulatory orders issued by the Commissions for the Company, (2) Company filings with the Commissions, (3) filings made by intervenors and (4) other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the Commissions' treatment of similar costs under similar circumstances. To assess completeness, we evaluated the information obtained and compared it to management's recorded regulatory asset and liability balances.

- For regulatory matters in process, we inspected the Company's filings with the Commissions and the filings with the Commissions by intervenors that may impact the Company's future rates, for any evidence that might contradict management's assertions.

- We evaluated management's analysis regarding probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order to assess management's assertion that amounts are probable of recovery or a future reduction in rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

Deloitte & Touche LLP

February 22, 2024

We have served as the Company's auditor since 2002.

Deloitte.

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WEC Energy Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of WEC Energy Group, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2023, of the Company and our report dated February 22, 2024, expressed an unqualified opinion on those consolidated financial statements and financial statement schedules.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

February 22, 2024

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our and our subsidiaries' internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our and our subsidiaries' internal control over financial reporting was effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm, attesting to the effectiveness of our internal controls over financial reporting, see Page F-104.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the fourth quarter of 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

NUMBER OF COMMON SHAREHOLDERS

As of January 31, 2024, based upon the number of WEC Energy Group shareholder accounts (including accounts in our stock purchase and dividend reinvestment plan), we had approximately 36,000 registered shareholders.

COMMON STOCK LISTING AND TRADING

Our common stock is listed on the New York Stock Exchange under the ticker symbol "WEC."

COMMON STOCK DIVIDENDS OF WEC ENERGY GROUP

We review our dividend policy on a regular basis. Subject to any regulatory restrictions or other limitations on the payment of dividends, future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, earnings, financial condition, and other requirements. For more information on our dividends, including restrictions on the ability of our subsidiaries to pay us dividends, see Note 11, Common Equity.

PERFORMANCE GRAPH

The performance graph below shows a comparison of the cumulative total return, assuming reinvestment of dividends, over the last five years had $100 been invested at the close of business on December 31, 2018, in each of:

- WEC Energy Group common stock;
- Standard & Poor's 500 Index ("S&P");
- Custom Peer Index Group; and
- Prior Customer Peer Index Group.

We use a custom peer index group for peer comparison purposes because we believe that it provides an accurate representation of our peers. The custom peer index group is a market capitalization-weighted index of companies, including WEC Energy Group, that are similar to us in terms of size and business model.

Prior Custom Peer Index Group. In addition to WEC Energy Group, the companies in the Prior Custom Peer Index Group are Alliant Energy Corporation; Ameren Corporation; American Electric Power Company, Inc.; CMS Energy Corporation; Consolidated Edison, Inc.; Dominion Energy, Inc.; DTE Energy Company; Duke Energy Corp.; Edison International ("EIX"); Evergy, Inc.; Eversource Energy; FirstEnergy Corp.; NiSource Inc.; OGE Energy Corp.; Pinnacle West Capital Corporation; The Southern Company; and, Xcel Energy Inc.

Custom Peer Index Group. In December 2022, the Compensation Committee determined that EIX was no longer an appropriate peer comparison and approved the removal of EIX from the custom peer index group. EIX is a public utility holding company whose primary operating subsidiary sells and delivers electricity to customers located in Southern California making it subject to a significantly increased financial risk than the Company from wildfires and other natural disasters. Also in December 2022, the Compensation Committee added CenterPoint Energy, Exelon Energy, and PPL Energy into the peer group because each of these companies had completed various transactions to shift their business models toward more fully-regulated operations making them more comparable to WEC Energy Group. As a result, the Custom Peer Index includes CenterPoint Energy, Exelon Energy, and PPL Energy, and excludes EIX.

Five-Year Cumulative Return



Value of Investment at Year-End

	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
WEC Energy Group	$100	$137	$140	$153	$152	$141
S&P 500	$100	$131	$156	$200	$164	$207
Custom Peer Index Group	$100	$124	$118	$138	$141	$131
Prior Custom Peer Index Group	$100	$127	$122	$139	$141	$133

BOARD OF DIRECTORS



Ave M. Bie

Director since January 2023.

Retired Partner of Quarles & Brady LLP, a law firm serving a diverse list of domestic and international clients, in both large industrial sectors and small entrepreneurial settings.



Gale E. Klappa

Director since 2003.

Executive Chairman of the Board of WEC Energy Group, Inc.



Curt S. Culver

Director since 2004.

Non-Executive Chairman of the Board of MGIC Investment Corporation and Mortgage Guaranty Insurance Corporation, a private mortgage insurance company. MGIC is the parent company of Mortgage Guaranty Insurance Corporation.



Thomas K. Lane

Director since 2020.

Vice Chairman of Energy Capital Partners LLC, a private equity firm that focuses on investing in power generation, midstream gas, electric transmission and energy and environmental services sectors of North America's energy infrastructure.



Danny L. Cunningham

Director since 2018.

Retired Partner and Chief Risk Officer of Deloitte & Touche LLP, an industry-leading audit, consulting, tax, and advisory firm.



Scott J. Lauber

Director since 2022.

President and Chief Executive Officer of WEC Energy Group, Inc.



William M. Farrow III

Director since 2018.

Retired Chairman and Chief Executive Officer of Winston and Wolfe LLC, a privately held technology development and advisory company.



Ulice Payne, Jr.

Director since 2003.

Managing Member of Addison-Clifton, LLC, which provides global trade compliance advisory services.



Cristina A. Garcia-Thomas

Director since 2021.

Senior Vice President and Chief Diversity, Equity and Inclusion Officer of Advocate Health, a not-for-profit health care system operating across Alabama, Georgia, Illinois, North Carolina, South Carolina and Wisconsin.



Mary Ellen Stanek

Director since 2012.

Managing Director and Director of Asset Management of Baird Financial Group; Co-Chief Investment Officer, Baird Advisors; President, Baird Funds, Inc. Baird Financial Group provides wealth management, capital markets, private equity, and asset management services to clients worldwide.



Maria C. Green

Director since 2019.

Retired Senior Vice President and General Counsel of Ingersoll Rand plc, a diversified industrial manufacturer serving customers in global commercial, industrial and residential markets.



Glenn E. Tellock

Director since 2022.

Retired President and Chief Executive Officer of Lakeside Foods, a privately held, industry-leading international food processing company based in Wisconsin.

OFFICERS

The names and positions as of January 31, 2024, of WEC Energy Group's officers are listed below.

Gale E. Klappa[*] – Executive Chairman of the Board.

Scott J. Lauber[*] – President and Chief Executive Officer.

Robert M. Garvin[*] – Executive Vice President–External Affairs.

Margaret C. Kelsey[*] – Executive Vice President, General Counsel and Corporate Secretary.

Xia Liu[*] – Executive Vice President and Chief Financial Officer.

M. Beth Straka[*] – Senior Vice President–Corporate Communications and Investor Relations.

William J. Guc[*] – Vice President and Controller.

Anthony L. Reese[*] – Vice President and Treasurer.

James A. Schubilske – Vice President and Chief Audit Officer.

David L. Hughes – Assistant Treasurer.

* Executive Officer of WEC Energy Group as of January 31, 2024.

The following individuals were also executive officers of WEC Energy Group as of January 31, 2024:

- Daniel P. Krueger – Executive Vice President-WEC Infrastructure of WEC Business Services LLC, a centralized service company of WEC Energy Group.
- William Mastoris – Executive Vice President-Customer Service and Operations of WEC Business Services LLC, a centralized service company of WEC Energy Group.
- Molly A. Mulroy – Executive Vice President and Chief Administrative Officer of WEC Business Services LLC, a centralized service company of WEC Energy Group.
- Joshua M. Erickson – Vice President and Deputy General Counsel of WEC Business Services LLC, a centralized service company of WEC Energy Group.

NOTICE OF 2024 ANNUAL MEETING
AND PROXY STATEMENT

This Page Intentionally Left Blank

Dear Fellow Stockholders

On behalf of our Board of Directors, I cordially invite you to attend WEC Energy Group's Annual Meeting of Stockholders. We look forward to hosting this year's meeting in virtual format.

Throughout the year 2023, our Board of Directors and management team maintained a clear focus on the fundamentals of our business — delivering an exceptional year on virtually every meaningful measure.

Below are several highlights that demonstrate our commitment to grow long-term stockholder value, pursue a clean energy future, support our employees and communities, and ensure the diversity and experience of our Board of Directors.

Financial Performance

- Delivered solid net income and earnings per share.

- Returned more cash to stockholders than in any other year in company history.

- Declared a 7 percent increase in our dividend in January of 2024 — the twenty-first consecutive year of dividend increases for our stockholders.

- Developed the largest five-year capital investment plan in the Company's history.

Environmental Stewardship

- Announced plan to eliminate coal as a fuel source three years earlier — by the end of 2032.

- Made significant progress on the transition of our regulated fleet, including the addition of solar power, highly efficient natural gas generation and liquefied natural gas storage.

- Began leading a pilot project to test a new form of long-duration battery storage, incorporating environmentally friendly materials, in partnership with EPRI and CMBlu Energy.

Social Initiatives

- Achieved record employee safety performance for days away, restricted or transferred (DART).

- Contributed through our charitable organizations more than $20 million to worthy organizations across our service areas. Our major focus areas continue to be: education, community and neighborhood development, arts and culture, and the environment.

- Named one of America's greatest workplaces for diversity – Five Star – by Newsweek magazine.

Responsible Governance

- Finalized a plan to transition the role of Executive Chairman to Non-Executive Chairman, effective after the Annual Meeting of Stockholders, and to transfer executive management duties currently held by the Executive Chairman to the CEO.

- Added a director with significant utility experience to the Board, making her the fifth new independent director in the past five years.

- Extended our track record of strong linkage between pay and performance, with challenging financial, operational and social metrics in our compensation program. Received 95.48 percent support from stockholders for our executive compensation program at the 2023 annual meeting, the highest favorable result since this annual proposal began in 2011.

We ask for your support of the proposals requiring a vote at this year's meeting. And, as always, we welcome your engagement. Thank you for your confidence in WEC Energy Group.



Gale E. Klappa
Executive Chairman

Notice of 2024 Annual Meeting of Stockholders

Date and Time

Thursday, May 9, 2024 at 1:30 p.m., Central time.

Location

WEC Energy Group will hold a virtual annual stockholders meeting, held exclusively online at www.meetnow.global/M4ACHZT. Access to the meeting begins at 1:15 p.m., Central time.

Items to be voted

1. Election of 12 directors-terms expiring in 2025.
2. Ratification of Deloitte & Touche LLP as independent auditors for 2024.
3. Advisory vote to approve compensation of the named executive officers.
4. Amendment of our Restated Articles of Incorporation to increase the number of authorized shares of common stock.
5. Stockholder proposal regarding simple majority vote.

In addition, we will consider and act upon any other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

How to attend the 2024 Annual Meeting

This year's Annual Meeting will take place entirely online. If you would like to participate in the meeting, including voting, submitting a question, or examining our list of stockholders, you will need to visit our meeting site, located at www.meetnow.global/M4ACHZT, and enter your control number. Consistent with our prior virtual meetings, we will offer stockholder rights and participation opportunities.

Registered Stockholders. If your shares are registered in your name, your 15-digit control number was included on your Notice of Internet Availability of Proxy Materials, your proxy card or on the instructions that accompanied your proxy materials.

Beneficial Owners. If you own shares in "street name" (that is, through a broker, bank or other nominee), you must register in advance to obtain a control number. For more information, see Annual Meeting Attendance and Voting Information, which begins on P-78.

Your vote is very important to us. We urge you to review the proxy statement carefully and exercise your right to vote. Even if you plan to attend the Annual Meeting, please vote your shares as soon as possible using one of the voting methods outlined in this notice. If you vote in advance, you are still entitled to vote at the Annual Meeting, which would have the effect of revoking any prior votes.



Margaret C. Kelsey
Executive Vice President, General Counsel and Corporate Secretary
March 28, 2024

Voting methods



Use the Internet
Vote shares online.
See page P-79.



Mobile Device
Scan this QR code.



Call Toll-Free
In the U.S. or Canada call
1-800-652-8683.



Mail your Proxy Card
Follow the instructions on your voting form.

Record Date
Stockholders of record as of close of business on March 11, 2024 (Record Date), will be entitled to vote. Each share of common stock is entitled to one vote for each director position and one vote for each of the other proposals.

On or about March 28, 2024, the Proxy Statement and 2023 Annual Report are being mailed or made available online to stockholders.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 9, 2024: The Proxy Statement and 2023 Annual Report are available at www.envisionreports.com/WEC.

Table of Contents

Forward-Looking Statements

The statements contained in this proxy statement about our future performance, including, without limitation, future financial and operational results, strategic initiatives, execution of our capital plan, emissions reduction goals and all other statements that are not purely historical, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are a number of risks and uncertainties that could cause actual results to differ materially from any forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained in our Annual Report on Form 10-K for the year ended December 31, 2023, and subsequent filings with the Securities and Exchange Commission ("SEC"). These reports address in further detail our business, industry issues and other factors that could cause actual results to differ materially from those indicated in this proxy statement. Except as may be required by law, we disclaim any obligation to publicly update or revise any forward-looking statements.

Other reports and website references. In this proxy statement we identify certain reports, including our climate reports, and materials that are available on or through our website or those of our subsidiaries. These reports and the information contained on, or available through WEC Energy Group's website and the websites of its subsidiaries, are not "soliciting material," are not deemed filed with the SEC, and are not, nor shall they be deemed to be, incorporated by reference.

Proxy Summary

This summary highlights selected information related to items to be voted on at the annual meeting of stockholders. This summary does not contain all of the information that you should consider when deciding how to vote. Please read the entire proxy statement before voting. Additional information regarding WEC Energy Group, Inc.'s (the "Company" or "WEC Energy Group") 2023 performance can be found in our Annual Report on Form 10-K for the year ended December 31, 2023.

The 2024 Annual Meeting of Stockholders will be a virtual-only meeting via live webcast. There will not be a physical meeting location. Stockholders are encouraged to participate online by logging into www.meetnow.global/M4ACHZT where you will be able to listen to the meeting live, submit questions and vote your shares. Please see page P-78 for more information.

Voting Matters and Recommendations

The following proposals are scheduled to be presented at our upcoming 2024 Annual Meeting of Stockholders:

	Item to be Voted on	Board's recommendation	Page
Proposal 1	Election of 12 Directors-terms expiring in 2025	**FOR each nominee**	P-12
Proposal 2	Ratification of Deloitte & Touche LLP as independent auditors for 2024	**FOR**	P-38
Proposal 3	Advisory vote to approve executive compensation of the named executive officers	**FOR**	P-41
Proposal 4	Amendment of our Restated Articles of Incorporation to increase the number of authorized shares of common stock	**FOR**	P-75
Proposal 5	Stockholder proposal regarding simple majority vote	**None**	P-77

An Energy Industry Leader

WEC Energy Group is a leading Midwest electric and natural gas holding company with subsidiaries serving 4.7 million customers in Wisconsin, Illinois, Michigan and Minnesota. We also maintain majority ownership in American Transmission Company LLC, a for-profit electric transmission company regulated by FERC and certain state regulatory commissions. In addition, as part of our non-utility energy infrastructure segment, we own majority interests in a growing fleet of renewable generation facilities outside our regulated footprint. Our 7,000 employees are focused on providing affordable, reliable and clean energy for a sustainable future.

$26.6 billion
market cap

$43.9 billion
of assets

As of 12/31/2023

Long history of consistent, strong earnings and dividend growth



See Appendix A on page P-83 for reconcillation of non-GAAP measures

*Annualized based on 1st quarter 2024 dividend of $0.835 per share

Earnings — $0.92 (2004), $4.22 GAAP / $4.63 Adjusted (2023)

Dividends — $0.80 (2010), $3.34* (2024E)

Increasing five-year capital plan by

$3.6 billion



Former plan $20.1 billion (2023-2027) → New plan $23.7 billion (2024-2028)

Planned investment includes:

Regulated renewables ↑ $1.6 billion increase

Natural gas generation ↑ $1.3 billion increase

LNG capacity ↑ $800 million increase

Transmission investments ↑ $1.0 billion increase

Illinois gas delivery ↓ $800 million decrease

Energy infrastructure ↓ $700 million decrease

Aggressively reducing greenhouse gas emissions

Our capital investment plan aligns with and fully supports our carbon and methane reduction goals, and those of the Paris Agreement.



	2030	2032	2050
Electric generation goals	**80%** below 2005 levels	Planned **exit** from coal generation	**Net carbon neutral**
Natural gas distribution goal	**Net-zero methane emissions**		

Our 2023 Performance Highlights

Throughout 2023, the Company remained steadfast in executing its fundamentals — safety, reliability, customer satisfaction, financial discipline and environmental stewardship. It ended the year having achieved solid financial and operational results, while delivering continued long-term value for stockholders and customers.

Business Highlights / Awards and Recognition	Financial Highlights
Announced plans to eliminate coal as an energy source by the end of 2032 — three years earlier than the Company's original goal. Made significant progress on the clean energy transition and the capital plan. • Badger Hollow Solar Park's second phase went into service, completing the largest solar project in Wisconsin history. Together, We Energies and Wisconsin Public Service own a total of 200 megawatts of solar capacity from this project. • Work continued on projects to support reliable service, including liquefied natural gas (LNG) storage facilities and highly efficient natural gas generation using reciprocating internal combustion engines (RICE). • The Company brought 128 megawatts of new RICE generation online at its existing Weston power plant site and completed construction of the Bluff Creek LNG storage facility in Wisconsin. • As part of an innovative pilot program, renewable natural gas entered the Company's distribution system in Wisconsin. Dairy farms are supplying methane that would otherwise have gone to waste, replacing a portion of conventional natural gas and reducing the environmental impact of agricultural activity. • Began leading a pilot project to test a new form of long-duration energy storage, incorporating environmentally friendly materials, in partnership with the Electric Power Research Institute ("EPRI") and CMBlu Energy. Spent a record $333.7 million with certified minority-, women-, veteran- or service-disabled-owned businesses. Included as a constituent of FTSE Russell's FTSE4Good Index Series, which is made up of companies that reflect strong environmental, social and governance practices. Honored by the Wisconsin Department of Workforce Development with the Vets Ready Employer Initiative award for supporting veterans in the workforce and the community. Named among "America's Greatest Workplaces" and "America's Greatest Workplaces for Diversity" by Newsweek. Presented with the inaugural Paving the Pathway award by M3, a collaboration between Milwaukee Public Schools, Milwaukee Area Technical College and University of Wisconsin-Milwaukee, in recognition of We Energies' "commitment to strengthening Wisconsin's future workforce through work-based learning." Recognized by the Minnesota Safety Council with the Outstanding Achievement Award for Minnesota Energy Resources' occupational safety performance. Presented with the Regents Business Partnership Award for the Company's longstanding support of University of Wisconsin-Milwaukee and its students. Recognized by the Chicago Minority Supplier Development Council, which named Peoples Gas and North Shore Gas its 2023 Corporation of the Year. Ranked first among investor-owned utilities in the 2023 E Source Large Business Customer Satisfaction Study.	**$4.63** earnings per share, on an adjusted basis --- **7%** dividend growth --- **$984 million** cash returned to stockholders --- **20 consecutive years** raising the dividend (2004-2023) --- **81 consecutive years** of delivering quarterly dividends (1942-2023)

How our Compensation Program Supports our Business Strategy

An important aspect of the Board's oversight responsibilities is to hold the executive management team accountable to achieving the Company's goals and objectives, and reward them appropriately when they do. This includes oversight of executive compensation.

Since 2004, our executive compensation program has included metrics that link a substantial portion of executive pay to achieving financial, operational and social targets tied to our business fundamentals. These targets are linked to key objectives that underpin the company's sustainability.



Social Matters

Incentive targets associated with operational and social goals are tied to strategic priorities, which include, among other things, a focus on employee safety, customer satisfaction, and workforce and supplier diversity.

Environmental Matters

Delivering a cleaner energy future to our customers while maintaining affordability and reliability, is one of our core responsibilities and a major focus of our capital plan. The Compensation Committee assesses management's performance against environmental goals through the execution of its capital plan. Management annually refreshes the capital plan, discusses it with the Board, including a preview of anticipated capital spending over five years, and then publicly discloses its plan during the fourth quarter each year.

The Company's ability to fund its substantial capital plan, which it was able to do without issuing equity through 2023, has been directly linked with the Company's ability to consistently deliver on its financial plan, including meeting the targets associated with the financial metrics used in the Company's compensation program. These financial metrics are key performance indicators underlying our executives' incentive compensation. During the remainder of 2024, the Compensation Committee will continue ongoing discussions with its independent compensation consultant and management about the potential integration of the Company's environmental goals, including emissions reduction targets, goals and other climate-related measures, into future performance metrics used in the Company's executive compensation program.

Our Efficiency, Sustainability and Growth Progress Plan

The Company's 2024-2028 capital plan, referred to as our ESG Progress Plan, details planned significant investments in low- and no-carbon generation and modernization of the Company's electric and natural gas infrastructure aimed at helping to reduce the emission of greenhouse gases (carbon and methane). These investments are the building blocks for the Company's carbon dioxide emission reduction goals from our electric generation — 60% below 2005 levels by the end of 2025, 80% below 2005 levels by the end of 2030, and net carbon neutral by 2050. The plan also supports the Company's goal to achieve net-zero methane emissions from natural gas distribution lines in its network by the end of 2030.



Achieved and anticipated CO_2 reductions (net mass)*

*Includes projection of potential carbon offsets by 2050

Accountability to our stockholders is critical to our long-term success. We routinely evaluate and enhance our governance practices to maintain alignment with evolving best practices. Highlights of our governance framework and matters with which the Board was involved during 2023 are noted below.

Governance Framework

Board Independence/Composition

- 10 of 12 director nominees are independent
- Independent Lead Director with defined duties, elected by other independent directors
- Independent Audit, Compensation, Finance and Governance Committees
- Opportunity for executive sessions at every board and committee meeting
- 50% of Board nominees are diverse by gender or race/ethnicity

Board Oversight

- Short- and long-term strategy and major strategic initiatives
- Leadership succession planning
- Code of Business Conduct
- Corporate sustainability, including risks and opportunities created by climate change
- Regular reporting from Board committees on specific risk oversight responsibilities

Board and Committee Practices

- Separate Chairman and CEO
- Ongoing Board refreshment
- Annual Board and committee evaluations
- Strategy and risk oversight discussion at every regular Board meeting
- Ongoing education programs by internal and third-party experts
- Stock ownership requirements for directors and executives
- Recoupment ("clawback") policies for incentive-based compensation to executives and officers
- Responsible overboarding restrictions

Stockholder Rights

- Annual election of all directors
- Majority voting standard for uncontested elections
- One-share, one-vote standard
- Proxy access and special meeting provisions in bylaws
- Annual "say-on-pay" advisory vote

Oversight of 2023 Strategic Initiatives

The Board is actively engaged in the oversight of the Company's strategy, providing advice and counsel as warranted and holding management accountable for making sound decisions in executing important matters affecting its stakeholders. Examples during 2023 included:

- ESG Progress Plan, updated to reflect the Company's anticipated capital expenditures over 2024-2028, allocated across strategies aimed at delivering efficiency, sustainability and growth, while providing transparency to investors.
- Announced plan to eliminate coal as an energy source by end of 2032 rather than 2035, three years earlier than previously planned.
- Capital projects, investments and research tied to the execution of the Company's ESG Progress Plan, including completion of a pilot program to test hydrogen as a fuel source for power generation, and the continued mitigation of the effects of supply chain disruptions on renewable energy project timelines and costs.
- Mitigation of the continued impact of macro-economic and other trends on the utility sector.
- Regulatory matters, including rate case reviews across all state jurisdictions.

2023 Governance Highlights

The Board is committed to ensuring the Company conducts its business with the highest standards of ethics, integrity and transparency. Governance highlights from 2023, which occurred at the Board's direction, include:

- Developed leadership succession plans, including the upcoming transition of the current Executive Chairman, Gale E. Klappa, to the role of Non-Executive Chairman following the 2024 annual meeting of stockholders, subject to annual Board nomination and shareholder approval.
- Added 5 new independent directors from 2019 through 2023.
- Adopted revisions to all committee charters, except for the Executive Committee, to reflect best practices and expanding risk oversight responsibilities.
- Updated governance practices and disclosures to reflect new SEC rules, including those related to universal proxy provisions, insider trading policies, clawback of incentive-based executive compensation, and cybersecurity incidents.
- Updated the Corporate Governance Guidelines to reflect non-management director retirement age of 75, with the exception of any such directors who, as of October 19, 2023, had accumulated more than ten years of service on the Board.
- Approved updates to the Code of Business Conduct.
- Established independent board director fees consistent with market, as recommended by outside advisor.
- Focused on expanding and enhancing public disclosures of interest to stakeholders:
  - Issued new position statements to address the social and economic elements of the low-carbon transition and our commitment to human rights.
  - Published the Company's electric utility energy mix and emission rates.
  - Issued corporate responsibility report in alignment with the Sustainability Accounting Standards Board ("SASB") industry standards.
  - Published the Company's consolidated EEO-1 Report.
  - Enhanced the public disclosure of the Company's political activities, corporate political donations and lobbying, including the Company's first Trade Association and Climate Engagement Report.

The Director Nominees at a Glance

The following table provides an overview of the director nominees, current as of January 18, 2024. All of the director nominees were elected at the 2023 Annual Meeting of Stockholders. Additional information regarding our director nominees, including a detailed skills matrix, begins on P-12.

Director Nominees	Age	Director Since	Independent	Committee Membership				
				AOC	CC	CG	FC	EC
Ave M. Bie Retired Partner, Quarles & Brady	66	2023	●	●				
Curt S. Culver Non-Executive Chairman of the Board, MGIC Investment Corporation	71	2004	●			●	👤	●
Danny L. Cunningham Retired Partner and Chief Risk Officer, Deloitte & Touche LLP	68	2018	●	👤 F				●
William M. Farrow III Retired Chairman and CEO, Winston and Wolfe, LLC	68	2018	●		●	👤		●
Cristina A. Garcia-Thomas Senior Vice President and Chief Diversity, Equity and Inclusion Officer, Advocate Health	54	2021	●			●		
Maria C. Green Retired Senior Vice President and General Counsel, Ingersoll Rand plc.	71	2019	●	●			●	
Gale E. Klappa **Executive Chairman of the Board**, WEC Energy Group, Inc. (Non-Executive Chairman, effective May 10, 2024, pending vote results)	73	2003						👤
Thomas K. Lane **Independent Lead Director** Vice Chairman, Energy Capital Partners LLC	67	2020	●	● F	●			●
Scott J. Lauber President and CEO, WEC Energy Group, Inc.	58	2022						
Ulice Payne, Jr. Managing Member, Addison-Clifton, LLC	68	2003	●		👤		●	●
Mary Ellen Stanek Managing Director & Director of Asset Management, Baird Financial Group	67	2012	●				●	
Glen E. Tellock Retired President and CEO, Lakeside Foods Inc.	62	2022	●	● F				

AOC Audit and Oversight Committee
CC Compensation Committee
CG Corporate Governance Committee

FC Finance Committee
EC Executive Committee

● Member
👤 Committee Chair
F Financial Expert



Nominee Diversity

50% diverse

33% female directors
No fewer than **3** women directors since 2012

33% racially/ethnically diverse directors
No fewer than **3** directors of color since 2018

Balanced Tenure

>10 years — 4
5-10 years — 2
0-4 years — 6

Average tenure: **8.5 years**

See P-14 for diversity characteristics self-identified by each director.

PROPOSAL 1: ELECTION OF DIRECTORS – TERMS EXPIRING IN 2025

What am I voting on?	**Voting Recommendation:**
Stockholders are being asked to elect 12 director nominees each for a one-year term.	✓ **FOR the election of each Director Nominee.** The Board of Directors and Corporate Governance Committee believe the 12 director nominees possess the experience and qualifications necessary to provide effective oversight of the Company and the long-term interests of its stockholders.

WEC Energy Group's bylaws require each director to be elected annually to hold office for a one-year term. Acting on the recommendation of the Corporate Governance Committee, the Board is recommending the following 12 nominees for election as directors at our annual meeting. Each nominee, if elected, will serve until the 2025 Annual Meeting of Stockholders, or until a successor is duly elected and qualified.

1. Ave M. Bie	**5. Cristina A. Garcia-Thomas**	**9. Scott J. Lauber**
2. Curt S. Culver	**6. Maria C. Green**	**10. Ulice Payne, Jr.**
3. Danny L. Cunningham	**7. Gale E. Klappa**	**11. Mary Ellen Stanek**
4. William M. Farrow III	**8. Thomas K. Lane**	**12. Glen E. Tellock**

- All director nominees currently serve as directors on our Board. All nominees were elected by our stockholders at our 2023 Annual Meeting of Stockholders, each having received at least 91.73% of the votes cast.

- All director nominees are independent with the exception of Directors Klappa and Lauber, who are employees of the Company. If elected, Director Klappa will transition from Executive Chairman to Non-Executive Chairman of the Board following the Company's annual stockholder meeting. While Director Klappa will no longer be an employee of the company, he will remain non-independent due to his prior service as an executive officer.

- Each nominee has consented to being nominated and to serve if elected. In the unlikely event that any nominee becomes unable to serve for any reason, the proxies will be voted for a substitute nominee selected by the Board upon the recommendation of the Corporate Governance Committee.

- This is an uncontested election; therefore, our majority vote standard for election of directors will apply. Under this standard, each director nominee will be elected only if the number of votes cast favoring such nominee's election exceeds the number of votes cast opposing that nominee's election, as long as a quorum is present. Therefore, presuming a quorum is present, shares not voted, whether by broker non-vote, abstention, or otherwise, have no effect on the election of directors. Proxies may not be voted for more than 12 persons in the election of directors.

The process through which the Board arrived at these director nominees is the result of the Board's regular assessment of its composition and its focused attention to ongoing succession planning, as described in the following pages.

BOARD COMPOSITION

The Corporate Governance Committee and the Board evaluate director nominees in light of the Board's current members, with the goal of recommending nominees with diverse backgrounds and experiences who, together with the current directors, can best perpetuate the success of WEC Energy Group's business and represent stockholder interests. Director nominees are evaluated on the basis of certain key attributes, core competencies, diversity, age/tenure, existing time commitments and independence. By following this process, the Board is able to ensure that its director candidates bring a broad range of perspectives and experiences, will effectively contribute to the Board, and will complement the other directors.

The Corporate Governance Committee and the Board determined that the director nominees' complementary breadth of characteristics are suited to executing the duties of the Board and, when taken together, embody the personal qualities, qualifications, skills, and diversity of background that best serve our Company and its stockholders.

2024 BOARD OF DIRECTORS — **12** NOMINEES				
Gender diversity	**Racial/Ethnic diversity**	**Average age**	**Average tenure**	**Independence**
33%	**33%**	**66 years**	**8.5 years**	**83%**

Key Attributes Required of All Directors

The Corporate Governance Committee routinely evaluates the expertise and needs of the Board to determine its proper membership and size. As described in the Corporate Governance Guidelines, The Board believes that all directors must demonstrate certain key attributes, as noted below.

• Proven integrity • Ability to appraise problems objectively • Relevant technological, civic, economic, and/or social/cultural experience • Familiarity with domestic and international issues affecting the Company's business • Vision and imagination	• Mature and independent judgment • Ability to evaluate strategic options and risks • Social consciousness • Contribution to the Board's desired collective diversity	• Willingness to dedicate sufficient time to board service • Sound business experience/acumen • Achievement of prominence in career • Availability to serve for five years before reaching retirement age

Core Competencies

The Board regularly evaluates director qualifications and core competencies in the context of the Board's oversight of strategic initiatives, financial and operational performance objectives, and material risks. To that end, the Board seeks directors whose collective knowledge, experience and skills provide a broad range of perspectives and leadership expertise in domains particularly relevant to our business including: highly complex and regulated industries, strategic planning, financial strategy, utility/energy industry, technology and security, audit oversight and financial controls, human capital management, corporate governance, sustainability matters (including those associated with climate strategy), public policy, and other areas important to executing the Company's strategy.

With that in mind, the Corporate Governance Committee and Board have determined that the Board's composition should consist of candidates that collectively possess a specific set of core competencies, as listed below, in alphabetical order, in order to effectively carry out its oversight function.

• Audit Oversight/Financial Reporting • Senior Leadership/CEO Expirence • Corporate Governance • Financial Strategy/Investment Management/Investor Relations	• Government/Public Policy • Human Capital Management/Exec Comp • Regulated Industry Knowledge • Risk Management and Oversight	• Strategic Planning • Sustainability Matters • Technology and Security • Utility/Energy Industry Experience

During the fourth quarter of 2023, the Corporate Governance Committee and Board evaluated and affirmed this set of competencies. Each director performed a self-assessment of his/her level of knowledge in each skill area using the following 3-point scale: "1" Limited knowledge (e.g., no direct experience, primary exposure comes from Board or Committee reports); "2" Intermediate knowledge (e.g., general managerial/oversight experience or broad exposure as a Board or Committee member); "3" Advanced knowledge (e.g., direct experience; subject matter expert). A summary of the Board's level of knowledge with respect to each of the core competencies is shown on the following page.

Board Skills and Experience:

The skills matrix depicts the director's self-assessment of having achieved significant knowledge in each respective area.

- ● Advanced Knowledge
- ○ Intermediate Knowledge

	Bie	Culver	Cunningham	Farrow	Garcia-Thomas	Green	Klappa	Lane	Lauber	Payne	Stanek	Tellock
Audit Oversight/Financial Reporting	○	○	●	●		○	●	●	●	○	●	●
Corporate Governance	●	●	○	●	●	●	●	●	○	●	●	●
Financial Strategy/Investment Management/Investor Relations	○	●	○	●	○	●	●	●	●	○	●	●
Government/Public Policy	●	●		●	●	○	●	●	○	○	○	○
Human Capital Management/Executive Compensation	●	●	○	●	●	○	●	●	●	○	○	○
Regulated Industry Knowledge	●	●	●	●	●		●	●	●		○	
Risk Management and Oversight	●	●	●	●	○	●	●	●	●	●	●	●
Senior Leadership/CEO Experience	●	●	●	●	●	●	●	●	●	●	●	●
Strategic Planning	●	●	●	●	●	●	●	●	●	○	●	●
Sustainability Matters	●	○	○	●	●	●	●	●	●	○	●	○
Technology and Security	○	○	○	●	○	○	○	○	○	○	○	○
Utility/Energy Industry Experience	●	○	○	○			●	●	●	○	○	

Board Tenure and Diversity*

	Bie	Culver	Cunningham	Farrow	Garcia-Thomas	Green	Klappa	Lane	Lauber	Payne	Stanek	Tellock
Tenure (# of completed years of service)	1	20	6	6	3	4	21	4	2	21	12	2
Age (as of January 2024)	66	71	68	68	54	71	73	67	58	68	67	62
Gender	F	M	M	M	F	F	M	M	M	M	F	M
Racially/Ethnically Diverse				●	●	●				●		
African American/Black				●		●				●		
Hispanic					●							
White/Caucasian	●	●	●				●	●	●		●	●

*Diversity characteristics based on information self-identified by each director.

Diversity

Diversity has been a major focus of the Corporate Governance Committee for decades when identifying director nominees. It is committed to actively seeking highly qualified individuals from underrepresented communities as it strives to cast a wide net and recommend candidates who bring unique perspectives to the Board, which contributes to its collective diversity - diversity of knowledge, skills, experiences, thought, gender, race/ethnicity, retirement age and tenure. We believe this diversity improves the overall effectiveness of the Board as it carries out its oversight role.

Age and Tenure

Under the Corporate Governance Guidelines, a non-management director shall not be nominated for election to the Board after attaining the age of 75, unless nominated by the Board for special circumstances. The foregoing shall not apply to current non-management directors who, as of October 19, 2023, had accumulated more than ten years of service on the Board; such individuals shall not be nominated for election to the Board after attaining the age of 72, unless nominated by the Board for special circumstances. Director nominees Culver, Payne and Stanek are subject to this age-72 restriction.

The Board does not believe it is appropriate or necessary to limit the number of terms a director may serve. The Board values the participation and insight of directors who have developed an increased understanding of the Company and the specific issues it faces doing business in a complex, regulated industry, as well as those directors who bring fresh and varied perspectives, resulting in a Board with a balanced tenure.

Time Commitment

Our Corporate Governance Committee recommends and the Board nominates candidates whom they believe are capable of devoting the time necessary to carefully fulfill their fiduciary duties. The Corporate Governance Committee regularly reviews stockholders' views on the appropriate number of public company boards on which directors may serve, which the Board takes into consideration each year as it reviews its Corporate Governance Guidelines.

The Corporate Governance Guidelines limit the maximum number of public company boards on which a WEC Energy Group director may serve to four public companies (including our Board), and specify that any public company chief executive officer who serves as a director on our Board may not serve on more than two public company boards (including our Board). Limited exceptions may be made with Corporate Governance Committee approval.

Independence

Our Corporate Governance Guidelines state that to be independent, the Board should consist of at least a two-thirds majority of independent directors. In order to be deemed independent, the individual must have no material relationship with the Company that would interfere with the exercise of good judgment in carrying out his or her responsibilities as a director.

The independence standards found in our Corporate Governance Guidelines are not only in compliance with the listing standards of the New York Stock Exchange ("NYSE"), but are actually more stringent than the NYSE rules. Our director independence guidelines are located in Appendix A of our Corporate Governance Guidelines, which are available on the Corporate Governance section of the Company's website at www.wecenergygroup.com/govern/governance.htm.

Prior to initial and annual election, all directors complete a detailed questionnaire that elicits information that is used to ensure compliance with the Board's and the NYSE's standards of independence. The Corporate Governance Committee also reviews potential conflicts of interest, including related-party transactions, interlocking directorships, and substantial business, civic and/or social relationships with other members of the Board that could impair the prospective Board member's ability to act independently from the other Board members and management. The Board also considers whether a director's immediate family members meet the independence criteria outlined in the Corporate Governance Guidelines, as well as whether a director has certain relationships with WEC Energy Group's affiliates, when determining the director's independence.

The Board has affirmatively determined that Directors Bie, Culver, Cunningham, Farrow, Garcia-Thomas, Green, Lane, Payne, Stanek, and Tellock are independent. Directors Klappa and Lauber are not independent due to their employment with the Company as previously described on page P-12.

Director Stanek

Since 2005, WEC Energy Group has engaged Baird Financial Group ("Baird") primarily to provide consulting services for investments held in the Company's various benefit plan trusts. Baird also provides certain related administrative services. The Board reviewed the terms of this engagement, including the $883,519 in fees paid to Baird in 2023 (which are less than one-tenth of 1% of Baird's total revenue), and Director Stanek's position at Baird, and concluded that such engagement is not material and did not impact Director Stanek's independence. Director Stanek is not involved with and does not consult on the contract with or recommendations made by Baird and receives no direct financial benefit from these services. WEC Energy Group management evaluates Baird's services against market standards for overall quality and value on a regular basis. Neither the Board nor Director Stanek plays a role in the retention of Baird for these services or any related negotiation of commercial terms. In addition, WEC Energy Group's pension trusts and other benefit accounts do not hold any investments in Baird funds.

SUCCESSION PLANNING AND DIRECTOR NOMINATION PROCESS

Board Succession Planning

Our Board is regularly engaged in rigorous discussions about the Board's plans for ongoing succession, taking into consideration matters such as: current inventory of director skills and qualifications; diversity, including gender, race/ethnicity, retirement age and tenure; and future competencies needed to support appropriate oversight of the Company's long-term strategy and related risks and opportunities. These discussions are co-facilitated by the Executive Chairman and Independent Lead Director during the Board's executive sessions.

Guided by the Board's succession planning discussions, the Corporate Governance Committee, comprised entirely of independent directors, is responsible for identifying and recommending director candidates to our Board for nomination.

Director Nomination Process

The Corporate Governance Committee is responsible for recommending a slate of nominees to the Board for election at each Annual Meeting of Stockholders using the formal process detailed below.

1 Board Succession Planning	**2** Identify Candidates	**3** Evaluate Candidate Recommendations	**4** Meet with Candidates	**5** Recommend Candidate Nomination
Develop list of skills and qualifications sought in new directors and evaluate current Board composition	Proposed by stockholders, directors, and/or others	Screen qualifications, assess impact on Board composition, and review independence	Multiple meetings scheduled with the Executive Chairman and Independent Lead Director, members of Corporate Governance Committee, and other members of the Board	Corporate Governance Committee considers feedback and makes recommendation to the Board

1. **Board succession planning.** The Corporate Governance Committee facilitates the director recruitment and nomination process through the lens of the Board's ongoing director succession planning process, as described above. The Corporate Governance Committee seeks to fulfill its duty to stockholders to consistently maintain a Board that is comprised of directors who each embody key attributes, and who, as a group, have the skills and experiences to effectively oversee management's strategy for operating in a complex industry while performing their fiduciary obligations.

2. **Identify candidates.** Candidates for director nomination may be proposed in a number of ways, including by stockholders, the Corporate Governance Committee, and other members of the Board. The Corporate Governance Committee may retain a third party to identify qualified candidates. No such firm was engaged with respect to the nominees listed in this proxy statement.

   The Corporate Governance Committee will consider director candidates recommended by stockholders provided that the stockholders comply with the requirements and procedures set forth in our bylaws. Stockholders may also nominate or recommend director candidates by following the procedures outlined on page P-81. No formal stockholder nominations or recommendations for director candidates were received in connection with the 2024 Annual Meeting of Stockholders.

3. **Evaluate candidate recommendations.** The Committee follows an established process for evaluating all director candidates whether recommended by directors, stockholders or others. During this process, the Corporate Governance Committee reviews publicly available information regarding each identified candidate to assess whether that person should be considered further. The Corporate Governance Committee considers whether each individual embodies the key attributes listed above, as well as the person's qualifications, experience, skills, outside affiliations, age, gender, race and ethnicity. The Committee will utilize third parties if and as needed to assist with these activities.

   As part of the evaluation process, the Corporate Governance Committee takes steps to ensure that the pool of director nominees contains the attributes, skills and experiences identified during Board succession planning discussions. If the Corporate Governance Committee determines that a candidate warrants further consideration, the Executive Chairman or another member of the Board of Directors contacts the prospective director.

   Generally, if a recommended candidate expresses a willingness to be considered and to serve on the Board, the Corporate Governance Committee will seek the Board's concurrence in moving the candidate forward to the interview stage of the nomination process. Further, it will instruct management to solicit from the candidate information used to review the candidate's independence as well as assess any potential conflicts of interest or reputational risk.

4. **Meet with candidates.** Candidates initially meet with the Executive Chairman, Independent Lead Director and members of the Corporate Governance Committee. Upon agreement that a candidate has the attributes, skills and other identified factors the Board is seeking for its desired composition, all Board members are provided an opportunity to meet with the candidate and provide feedback to the Corporate Governance Committee.

5. **Recommend candidate nomination.** The Corporate Governance Committee will review feedback received from the meetings with the candidates and engage in constructive dialogue, following which it will make a recommendation regarding nomination for the Board's discussion and final determination.

Board Refreshment
2019 - 2023 added **5** independent directors

— ADDITIONS —



Oct. 2019
Maria C. Green



Jan. 2020
Thomas K. Lane



Jan. 2021
Cristina A. Garcia-Thomas



Jan. 2022
Glen E. Tellock



Jan. 2023
Ave M. Bie

All have **advanced** levels of competency in
• Senior Leadership
• Strategic Planning
• Corporate Governance

Areas and/or attributes of particular focus during recruitment included:
✓ Diverse Board composition
✓ Technology and cybersecurity knowledge
✓ Experience with sustainability matters, including risks and opportunities of climate change
✓ Human capital management
✓ Audit / financial / risk oversight expertise
✓ Regulated and utility industry background

Included in each director nominee's biography that follows are career highlights and other public directorships, along with the key qualifications, skills and expertise that we believe each director contributes to the Board. Our Board considered all of these factors, as well as the results of our annual Board evaluation, when deciding to re-nominate these directors.

2024 DIRECTOR NOMINEES FOR ELECTION

The following 12 individuals have been nominated for election to the Board of Directors at the 2024 Annual Meeting of Stockholders. Biographical information for each director nominee is set forth below. Ages are as of January 18, 2024, the date each person was designated as a nominee of the Board for election at the Meeting.

Ave M. Bie — Independent



Age: 66
Director Since: 2023
Board Committee: Audit and Oversight

Professional Experience
Quarles & Brady LLP – Retired Partner, 2005 to 2022. Quarles is a law firm serving a diverse list of domestic and international clients of all sizes, in both large industrial sectors and small entrepreneurial settings.

Other Public Directorships
None

Director Qualifications
A retired business law, utilities and energy attorney who spent her legal career counseling utilities and independent power producers, Director Bie brings to our Board of Directors extensive industry experience across all aspects of the utility industry, from government relations and permitting to counseling on infrastructure and long-range planning. At the time of her retirement in 2022, she was a partner at the Quarles law firm, where, for over 20 years she focused on developing regulatory strategies to address critical infrastructure and renewable portfolio standards. While at Quarles, she developed the firm's corporate and social responsibility initiatives, leading the firm's efforts for five years. Prior to joining Quarles, Director Bie served for seven years as the Chair of the Public Service Commission of Wisconsin, addressing both transmission and generation infrastructure issues, including the review and approval of utility projects. The Board also greatly benefits from the insights Director Bie has gained as a member of (and past Chair and Vice Chair) of the board of the New York Independent System Operator, which operates the New York state bulk electricity grid and administers competitive wholesale markets, conducts comprehensive long-term planning and advances the technological and security infrastructure of the electric system serving New York. As a member of our Audit and Oversight Committee, Director Bie applies these experiences, along with her 25+ years of leadership roles in utility and regulatory trade groups, to the committee's risk oversight responsibilities, including those matters pertaining to legal and regulatory risks and compliance, as well as data privacy and cybersecurity.

Curt S. Culver — Independent



Age: 71
Director Since: 2004
Board Committees: Corporate Governance; Executive; Finance (Chair)

Professional Experience
MGIC Investment Corporation and Mortgage Guaranty Insurance Corporation - Non-Executive Chairman of the Board since 2015. MGIC Investment Corporation is the parent company of Mortgage Guaranty Insurance Corporation, a private mortgage insurance company.

Other Public Directorships
Director of MGIC Investment Corporation since 1999.

Director Qualifications
Having served for 15 years as the CEO of Mortgage Guaranty Insurance Corporation and its parent company, MGIC Investment Corporation, Director Culver brings to our Board of Directors a strong working knowledge of the strategic, operational, financial, and public policy issues facing a large, regulated, publicly-held company headquartered in Milwaukee Wisconsin. His expertise in risk management and oversight is particularly valuable in his service as chair of the Finance Committee, while his insurance industry experience puts him in a position to lead the Committee's evaluation of the Company's overall financial risk management program. Director Culver's broad corporate governance experience, developed from his extensive past and present service on the MGIC boards, as well as those of several highly-visible Milwaukee-area non-profit entities and two private for-profit organizations, is of great value to the Board as it carries out its oversight responsibilities, including the duties of the Corporate Governance Committee, of which he is a member.

Danny L. Cunningham — **Independent**



Age: 68
Director Since: 2018
Board Committees: Audit and Oversight (Chair); Executive

Professional Experience
Deloitte & Touche LLP - Retired Partner and Chief Risk Officer. Served as Partner, 2002 to 2015, and as Chief Risk Officer, 2012 to January 2016. Deloitte & Touche is an industry-leading audit, consulting, tax, and advisory firm.

Other Public Directorships
Director of Enerpac Tool Group Corp. since 2016.

Director Qualifications
Director Cunningham brings to our Board of Directors more than 30 years of experience serving public audit clients in a broad array of industries, including manufacturing and financial services, as well as a deep understanding of the business, economic, compliance, and regulatory environment in which the Company and many of its major customers operate. Director Cunningham applies his strong expertise in financial reporting, accounting, internal controls, and audit functions to his responsibilities as WEC Energy Group's Audit and Oversight Committee Chair. This experience also contributes great value to the Board as it fulfills its responsibility for oversight of the Company's accurate preparation of financial statements and disclosures, and compliance with legal and regulatory requirements. Having served as chief risk officer at Deloitte & Touche, Director Cunningham gained insights into the complexities of risk management, and applies this expertise in assessing the effectiveness of the Company's practices and policies to mitigate enterprise-wide risks. Director Cunningham's multi-national experience brings the added diversity of a global perspective to the Board as it evaluates its strategic objectives.

William M. Farrow III — **Independent**



Age: 68

Director Since: 2018

Board Committees: Compensation; Corporate Governance (Chair); Executive

Professional Experience
Winston and Wolfe, LLC - Retired Chairman and Chief Executive Officer, 2010 to 2023. Winston and Wolfe was a privately held technology development and advisory company.

Other Public Directorships
Director of CBOE Global Markets Inc. since 2016; Lead Director May 2023 to September 2023 and Non-Executive Chairman since September 2023.

Director of Echo Global Logistics Inc., May 2017 to November 2021.

Director Qualifications
In serving as Chair of the Corporate Governance Committee, Director Farrow brings to our Board of Directors over 40 years of senior leadership experience in managing business operations, technology development, enterprise risk, and strategy. His extensive professional experience in the highly regulated banking and financial markets, accompanied by knowledge acquired from his service on the boards of CBOE Global Markets and the Federal Reserve Bank of Chicago, enable him to add significant value to our Board's oversight of the Company's financial management strategy. His firsthand experience and perspectives in addressing advances in information technology, coupled with the experience he has gained serving as the non-executive chairman for CBOE Global Markets, is particularly valuable to the Board as WEC Energy Group companies address complex risks, including those associated with protecting operating systems and assets against physical and cyber threats. Having spent his career in Chicago, Director Farrow is able to provide the Board with economic, social, and public policy insight to conducting business in Chicago, which is further enhanced by the strong relationships he has developed with key leaders while serving on the boards of several highly visible Chicago-area private, not-for-profit and community organizations.

Cristina A. Garcia-Thomas — Independent



Age: 54
Director Since: 2021
Board Committee: Corporate Governance

Professional Experience
Advocate Health (formerly Advocate Aurora Health) - Senior Vice President and Chief Diversity, Equity and Inclusion Officer since December 2022; Chief External Affairs Officer, April 2018 to December 2022. Advocate Health, the fifth-largest non-profit integrated health system in the nation, operates across Alabama, Georgia, Illinois, North Carolina, South Carolina and Wisconsin.

Advocate National Center for Health Equity, President since December 2022. Advocate National Center for Health Equity is a non-profit center innovating strategies for equitable health and health care for all.

Other Public Directorships
None

Director Qualifications
Director Garcia-Thomas brings to our Board of Directors significant leadership experience, particularly in the areas of customer and community relations, and diversity, equity and inclusion. Since joining Advocate Health - the largest employer in the Milwaukee region - in 2011, she has successfully addressed complex business issues in a highly regulated environment. As the Chief External Affairs Officer from 2018 to December 2022, Director Garcia-Thomas was responsible for shaping the overall experience for patients, employees and community partners. She held oversight responsibility for diversity, equity and inclusion, community relations, community health, community programs and the charitable foundation, through which she has utilized and expanded her deep understanding of public policy, social priorities and challenges, and corporate governance. Through her executive and civic leadership, Director Garcia-Thomas has established a strong network in the Company's Wisconsin and Illinois service areas, giving her keen insights into the needs of our customers. She contributes her experience in these areas to her service on our Corporate Governance Committee, and to the Board's oversight responsibilities and strategic discussions on sustainable value creation, customer care and human capital management.

Maria C. Green — Independent



Age: 71
Director Since: 2019
Board Committees: Audit and Oversight; Finance

Professional Experience
Ingersoll Rand plc - Retired Senior Vice President and General Counsel, 2015 to June 2019. Ingersoll Rand is a diversified industrial manufacturer with market-leading brands serving customers in global commercial, industrial and residential markets.

Other Public Directorships
Director of Tennant Co. since 2019.

Director of Littelfuse Inc. since 2020.

Director of Fathom Digital Manufacturing Corporation since 2021.

Director Qualifications
Director Green brings to our Board of Directors senior leadership experience accumulated during her 35-year career in law and business, including extensive public company experience in strategic planning, acquisitions, enterprise risk management and shareholder relations, from which she provides valuable insights in her service as a member of both our Finance and Audit and Oversight Committees. Director Green has substantial experience with respect to corporate sustainability matters, including oversight responsibility for environmental compliance and corporate responsibility reporting, as well as engagement with investors on these matters. Having served in the role of corporate secretary for several public companies, Director Green's deep corporate governance experience is of tremendous value to our Board as it carries out its evolving oversight responsibilities. Director Green also contributes valuable insights into the economic, educational and social matters impacting the greater Chicago community, where the Company has two utility subsidiaries. In particular, these insights come from having served for 18 years at Illinois Tool Works, a Fortune 200 global diversified manufacturing company headquartered in the northern suburbs of Chicago, and as a member (and past chairman) of the Chicago Urban League executive committee.

Gale E. Klappa `Executive Chairman`



Age: 73
Director Since: 2003
Board Committee: Executive (Chair)

Professional Experience
WEC Energy Group, Inc. - Executive Chairman since February 2019; Chairman of the Board and CEO, 2004 to May 2016 and October 2017 to February 2019; Non-Executive Chairman of the Board, May 2016 to October 2017; President, 2003 to August 2013.

Wisconsin Electric Power Company (subsidiary of WEC Energy Group) - Chairman of the Board, 2004 to May 2016 and January 2018 to February 2019; CEO, 2003 to May 2016 and January 2018 to February 2019; President, 2003 to June 2015.

Director of Wisconsin Electric Power Company, 2003 to May 2016 and January 2018 to April 2024 (planned).

Chairman Klappa also serves (until May 2024) as a director of several other major subsidiaries of WEC Energy Group.

Other Public Directorships
Director of Associated Banc-Corp since 2016.

Director of Badger Meter, Inc. 2010 to April 2023.

Director Qualifications
Chairman Klappa has more than 45 years of experience working in the public utility industry, including more than 30 at a senior executive level. He first retired as the Company's CEO in May 2016, at which time he assumed the role of Non-Executive Chairman of the Board. Chairman Klappa again served as the Company's CEO between October 2017 and February 2019. Prior to joining the Company in 2003, Chairman Klappa served in various executive leadership roles at The Southern Company, a public utility holding company headquartered in the southeastern United States. Under his leadership, WEC Energy Group successfully completed its 2015 acquisition of Integrys Energy Group, which nearly doubled the employee and customer population, and increased the Company's geographic footprint to four states. With his extensive experience in the business operations and C-suite leadership of publicly regulated utilities, his service as a board member for several other public companies, and his contributions to significant economic development initiatives in southeastern Wisconsin, Chairman Klappa has led our Board with a deep understanding of the financial, operational, and investment decisions and public policy issues facing large public companies. His deep knowledge of the Company's industry, customers, stockholders, and management team is of great value to our Board. If elected, Director Klappa will transition from Executive Chairman to Non-Executive Chairman of the Board following the Company's Annual Meeting of Stockholders.

Thomas K. Lane `Independent Lead Director`



Age: 67
Director Since: 2020
Board Committees: Audit and Oversight; Compensation; Executive

Professional Experience
Energy Capital Partners LLC - Vice Chairman since 2017; Partner, 2005 to 2017. Energy Capital Partners is a private equity firm that focuses on investing in power generation, midstream gas, electric transmission and energy and environmental services sectors of North America's energy infrastructure.

Other Public Directorships
Director of Summit Midstream Partners, LP, 2009 to May 2020.

Director of USD Partners, LP, 2014 to April 2020.

Director Qualifications
In serving as WEC Energy Group's Independent Lead Director, Director Lane brings to our Board of Directors more than 30 years of broad financial experience focused within the energy sector, which provides him with a deep understanding of the complexities inherent to delivering strong financial performance in a regulated industry. His experience in this area includes 17 years in the Investment Banking Division at Goldman Sachs where he held senior-level coverage responsibility for electric and gas utilities, independent power companies and midstream energy companies throughout the United States. Director Lane has significant experience in assessing the individual components of a company's financial performance and how it relates to a company's compensation program, experience he gained over the course of his career, which has been focused within the energy sector, and which is very valuable to his service as a member of our Compensation Committee. Since 2017, Director Lane has served as Vice Chairman of Energy Capital Partners, following 12 years as a partner of the firm. During this tenure, he has held responsibility for establishing and executing the firm's investment strategies, which include projects encompassing power generation and renewables, as well as midstream and environmental infrastructure. This experience enables him to add significant value to the Board's oversight of the Company's long-term growth strategy, as does his substantial experience planning and executing merger and acquisition strategies. Having testified before the House Energy Subcommittee on energy-related matters, Director Lane also brings to our Board an understanding of the formulation of energy policy at the federal government level. His strong financial reporting experience within a regulated industry, combined with his broad understanding of the risks facing the utility sector, provide tremendous value in his service as a member of our Audit and Oversight Committee.

Scott J. Lauber — President and CEO



Age: 58
Director Since: 2022
Board Committee: None

Professional Experience
WEC Energy Group - President and CEO since February 2022; Senior Executive Vice President and Chief Operating Officer from June 2020 to January 2022; Senior Executive Vice President and CFO from October 2019 to June 2020; Senior Executive Vice President, CFO and Treasurer from February 2019 to October 2019; Executive Vice President, CFO and Treasurer from October 2018 to February 2019; Executive Vice President and CFO from April 2016 to October 2018.

Wisconsin Electric Power Company (wholly owned subsidiary of WEC Energy Group) - Chairman of the Board and CEO since February 2022; President since January 2022; Executive Vice President from June 2020 to December 2021; Executive Vice President and CFO from April 2016 to October 2018 and from October 2019 to June 2020; Executive Vice President, CFO and Treasurer from October 2018 to October 2019.

Director of Wisconsin Electric Power Company since April 2016.

Director Lauber also serves as an executive officer and/or director of several other major subsidiaries of WEC Energy Group.

Other Public Directorships
None

Director Qualifications
Director Lauber has more than 30 years of experience working at WEC Energy Group and/or its subsidiaries and has held senior leadership levels for the past 12 years. A certified public accountant, Director Lauber first joined the Company in 1990 and held positions of increasing responsibility in the areas of financial planning and management, accounting, and internal controls. In April 2016, he was named Executive Vice President and Chief Financial Officer for WEC Energy Group, and added the Treasurer responsibilities in October 2018. From there, he advanced through multiple executive leadership positions, including as Executive Vice President and Chief Operating Officer, a position that included oversight responsibility for Information Technology, Enterprise Risk Management, Major Projects, Power Generation, Supply Chain, Supplier Diversity, and WEC Infrastructure and Fuels. Effective February 2022, Director Lauber was named President and Chief Executive Officer of WEC Energy Group and appointed to the Board of Directors. As President and Chief Executive Officer of WEC Energy Group's major utilities in Wisconsin, Michigan and Minnesota, Director Lauber is directly responsible for business operations in those jurisdictions. With his deep expertise in financial and investment matters, in addition to his extensive knowledge and experience in the broad scope of the Company's business operations critical to its continuing success as a leading Midwest public utility holding company, Director Lauber contributes substantive insight into the Company's strategies, objectives, risks and opportunities.

Ulice Payne, Jr. — Independent



Age: 68
Director Since: 2003
Board Committees: Compensation (Chair); Executive; Finance

Professional Experience
Addison-Clifton, LLC - Managing Member since 2004. Addison-Clifton provides global trade compliance advisory services.

Other Public Directorships
Director of Foot Locker, Inc. since 2016.

Director of Manpower Group since 2007.

Director Qualifications
Director Payne brings to our Board of Directors strong senior leadership and public service experience within the greater Milwaukee community and State of Wisconsin, having previously served in roles that included the Securities Commissioner for the State of Wisconsin, managing partner of the Milwaukee office of the law firm Foley & Lardner LLP, and president and CEO of the Milwaukee Brewers Baseball Club, Inc. In addition, Director Payne is involved in numerous Milwaukee-area non-profit entities, making him well-positioned to provide the Board with perspective on the economic and social issues affecting the greater Milwaukee area, as well as a broad spectrum of the Company's customers. As founder and President of Addison-Clifton, LLC, which provides global trade compliance consulting, Director Payne understands the importance of providing clients with exceptional customer service, a focus that is critical to the execution of WEC Energy Group's strategic initiatives. Director Payne applies his senior leadership, governance and risk management capabilities, and significant managerial, operational, financial and global experiences to his role as chair of our Compensation Committee and as a member of our Finance Committee.

Mary Ellen Stanek — Independent



Age: 67
Director Since: 2012
Board Committee: Finance

Professional Experience

Baird Financial Group - Managing Director and Director of Asset Management since 2000. Baird Financial Group provides wealth management, capital markets, private equity, and asset management services to clients worldwide.

Baird Advisors - Co-Chief Investment Officer since 2022; Chief Investment Officer 2000 to 2022. Baird Advisors is an institutional fixed income investment advisor.

Baird Funds, Inc. - President since 2000. Baird Funds is a publicly registered investment company.

Other Public Directorships

Trustee of The Northwestern Mutual Life Insurance Company 2009 to June 2023.

Director Qualifications

Director Stanek, who is a Chartered Financial Analyst, brings to our Board of Directors extensive financial and investment strategy expertise, resulting from over 40 years of investment management experience. As Managing Director and Director of Asset Management of Baird Financial Group, a position she has held since 2000, Director Stanek's expertise in fixed income investments provides our Board and management with invaluable financial strategy insight relative to WEC Energy Group and its subsidiaries, which customarily issue debt securities as a means of raising capital. As a member of the WEC Energy Group Finance Committee, she also offers valuable perspective on insurance risk matters, having served for 15 years as a director of West Bend Mutual Insurance Company. In addition to her recognition as a prominent business leader in Milwaukee's financial community, Director Stanek has dedicated significant time to serving on the boards of a large number of Milwaukee-area non-profit organizations, through which she has developed strong relationships with key community leaders and stakeholders. From these experiences, she brings our Board insightful perspectives on issues impacting the culture and viability of today's workforce, as well as a deep understanding of corporate governance matters.

Glen E. Tellock — Independent



Age: 62
Director Since: 2022
Board Committee: Audit and Oversight

Professional Experience

Lakeside Foods Inc. - Retired President and Chief Executive Officer, May 2016 to June 2021. Lakeside Foods is a privately held, industry-leading international food processing company based in Wisconsin.

Other Public Directorships

Director of Astec Industries, Inc. 2006 to July 2023.

Director of Badger Meter, Inc. since 2017.

Director of Nicolet Bankshares, Inc., since May 2023.

Director Qualifications

Director Tellock brings to our Board of Directors extensive executive leadership experience, having retired in 2021 as president and CEO of Lakeside Foods, a privately held, international food processor headquartered in Wisconsin. This follows a 24-year career at The Manitowoc Company, a manufacturer of construction and commercial food service equipment, where he served in a variety of leadership roles, including CFO, president and CEO and, ultimately, chairman, president and CEO. He brings to our Board decades of experience throughout which he has developed a deep understanding of audit oversight, financial reporting, risk management, business operations and strategic planning. Mr. Tellock is a certified public accountant with experience serving as an audit manager of a major accounting firm, which contributes to his active service on our Audit and Oversight Committee. He also brings to our Board significant corporate governance experience, having served on numerous non-profit boards dedicated to community causes, as well as public company boards.

Governance

PRIMARY ROLE AND RESPONSIBILITIES OF OUR BOARD

Our Board is responsible for providing oversight with respect to matters of concern to our stockholders. Those responsibilities include, among other things, oversight of (i) the selection of the Chief Executive Officer and ongoing succession planning for senior leadership, (ii) long-term strategy and execution, and (iii) the Company's risk environment and associated management policies and practices.

Leadership Succession Planning

Company leaders are responsible for developing the talent across the organization through the broadening and deepening of business and leadership knowledge. Succession planning and internal talent development are strategic priorities of the Company and integral components of our approach to human capital management, which includes engagement at all levels of the organization, and with the Board.

The Compensation Committee has primary oversight for executive succession planning and development, and periodically reviews and assesses the Company's strategies and initiatives relating to human capital management. The Committee regularly reports to and engages with the Board about these matters.

2023 Highlights

Throughout 2023, the Board was actively engaged in oversight of the senior and executive management succession planning process. The Board spent considerable time discussing management's plans to foster a deep talent bench and oversee the implementation of its plan for leadership succession, including the upcoming transition of the current Executive Chairman, Gale E. Klappa, to the role of Non-Executive Chairman following the 2024 annual meeting of stockholders.

Oversight of Strategy

The Board believes that a fundamental, collective understanding of the issues facing the Company is imperative to its ability to carry out its strategic oversight responsibilities. Throughout the year, the Board engages in substantive discussions with management about the Company's strategy. Elements of strategy are discussed within the Board committee meetings and at every regularly scheduled Board meeting. This includes updates from management on the Company's financial performance and the status of operational and social goals and performance, and the internal and external factors that influence performance and sustainability.

At least annually, the Board engages in significant educational sessions that include briefings and presentations from the Company's senior leadership team, other members of management, and outside advisors and subject matter experts. These sessions help the Board to understand the environment within which the Company operates and the risks and opportunities presented thereby, and inform and shape the Board's understanding of management's decision-making, leading to more effective oversight of the Company's short-, medium- and long-term strategies and operational objectives.

2023 Highlights

Under the Board's oversight in 2023, we delivered another solid year of results, from customer satisfaction, to financial performance to safety and record spend with diverse suppliers, while also returning more cash to stockholders than in any other year in Company history. In addition, we were able to successfully fund the Company's capital plan while maintaining our solid investment grade credit ratings in the current high interest rate environment. We also released the largest 5-year capital plan in the Company's history, continuing the Company's transition to a clean energy future. Consistent with this strategic focus, we announced our plan to eliminate coal as an energy source by the end of 2032 rather than 2035, three years earlier than previously planned. In addition, we expect to use coal only as a backup fuel by the end of 2030. In support of our net zero methane emission goal, renewable natural gas has started flowing in our Wisconsin gas distribution system.

Oversight of Risk Management

Our Board of Directors is responsible for providing oversight with respect to our major strategic initiatives, which requires ongoing dialogue with our senior management team about opportunities and risks, and the processes through which senior management maintains focus on the organization's key financial and business objectives, corporate policies, and overall economic, environmental and social performance. Senior management, in turn, is responsible for effectively planning and executing daily operations within a strong risk framework.

With that in mind, the Company has created a framework from which management is able to provide meaningful information to the Board to aid in its oversight responsibility. Included below is a high-level overview of that structure.

Audit Services

As a standing corporate practice, each year, management systematically evaluates the Company's risk areas. Our Audit Services department conducts an annual enterprise risk assessment, whereby business leaders identify existing, new or emerging issues or changes within their business areas that could have enterprise implications. Risk areas are then mapped to create a cumulative assessment of their significance and likelihood, taking into consideration industry benchmarking information, as appropriate. The mapping also identifies lines of responsibility for managing the risks to ensure accountability and focus.

Enterprise Risk Steering Committee

Chaired by the Chief Executive Officer and consisting of other senior-level management employees, our Enterprise Risk Steering Committee ("ERSC") regularly reviews the Company's key risk areas and provides input into the development and implementation of effective compliance and risk management practices. On a bimonthly basis, the ERSC discusses findings of Audit Services' annual enterprise risk assessment, holds in-depth discussions with members of management on identified subjects, and tracks the status of ongoing progress. The Chief Executive Officer provides the Board with routine updates on the Company's key risk areas during the Board meetings, including summaries from the bimonthly discussions held by the ERSC.

Given the significant risks and opportunities associated with climate change, management has created a separate committee under the guidance of the Chief Executive Officer. The Climate Risk Committee brings together senior-level officers responsible for overall climate-related corporate strategy. This committee meets at least quarterly to review and discuss climate-related goals, risks and opportunities.

Our cybersecurity governance model includes oversight by senior management from our Enterprise Risk Steering Committee, along with steering committees for information security, operational technology security, third-party vendor security controls, Sarbanes-Oxley security controls, and North American Electric Reliability Corporation Critical Infrastructure Protection (NERC CIP) compliance. The Chief Executive Officer and Chief Administrative Officer report regularly to the board and its Audit and Oversight committee about cybersecurity matters and risks.

Board Committees

To carry out its oversight function, the Board is organized into five standing committees with specific duties and risk-monitoring responsibilities: Audit and Oversight, Compensation, Corporate Governance, Executive and Finance. With the exception of the Executive Committee, the Board and each of its committees meet regularly throughout the year, and receive regular briefings prepared by management and outside advisors on specific areas of current and emerging risks to the enterprise, which are identified and monitored through the Company's enterprise risk management framework, as described above.

The Committees routinely report to the full Board on matters that fall within designated areas of responsibility as described in their charters. Examples of risk monitoring activity that have been designated to the full Board and its committees are shown in the chart on the next page. More information on the committees' duties and responsibilities begins on page P-32.

Board of Directors

While the Board delegates specified duties to its committees, the Board retains collective responsibility for comprehensive risk oversight, including short- and long-term critical risks that could significantly impact the Company. The Board believes that certain matters should be contemplated by the diverse perspective of its full membership. This includes oversight of environmental, social and governance risks that have the potential to result in significant financial or reputational consequences that could impact the Company's brand, limit its sustainability or jeopardize its value to stockholders.

As part of the Board's approach to risk oversight and management, the Chief Executive Officer provides reports to the Board at each Board meeting and routinely calls upon members of the management team to provide detailed reports to the Board in their respective areas of responsibility, including matters of enterprise risk.

Executive Sessions

Executive sessions for the non-management directors are generally held at every regularly scheduled Board and committee meeting, during which directors have direct access to, and meet as desired with, Company representatives to discuss matters of interest, including those related to risk management.

Outside of scheduled meetings, the Board, its committees and individual Board members have full access to executives, senior managers and other key employees, including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, General Counsel, Executive Vice President External Affairs, Chief Audit Officer, Compliance Officer, Chief Administrative Officer and Controller. They are also free to engage as needed with the leaders of our utility companies and our corporate center departments, including customer service, environmental, enterprise security, human resources, investor relations, tax and treasury.

Risk Oversight Responsibilities

The Board believes that its leadership structure, in combination with management's enterprise risk management program, effectively supports the Board's risk oversight function.

Board Oversight

- Short- and long-term strategy and strategic initiatives
- Risk management processes
- Leadership succession planning
- Code of Business Conduct

- Mergers and acquisitions
- Sustainability matters, including climate and emissions reduction strategies
- Regular reporting from Board committees on specific risk oversight responsibilities

Committees

Audit and Oversight

- External auditor independence
- Ethics and compliance program
- Financial reporting
- Legal and regulatory risks and compliance, including:
  - Data privacy and security, including cyber, physical and operating technology
  - Electric reliability standards
  - Environmental
  - Government relations, including political spending and lobbying
  - Litigation

Compensation

- Compensation practices and programs
- CEO performance
- Executive succession planning
- Human capital management and development

Corporate Governance

- Board performance
- Board succession planning
- Director independence
- Governance structure and practices

Finance

- Capital allocation
- Capital structure and financings
- Employee retirement and benefit plan assets
- Insurance management

Management Responsibilities

- Design and operate enterprise risk management program, including risk identification, assessment and prioritization
- Conduct regular, executive-level committee review of key risk areas with updates to Board
- Engage with Board and committee chairs on areas of assigned risk oversight

OUR ENVIRONMENTAL, SOCIAL AND GOVERNANCE COMMITMENT

The Board's oversight of the Company's strategic direction includes reviewing with senior management our approach to environmental, social and governance matters. The Board is mindful of management's responsibility to provide safe, reliable and affordable energy, to preserve the Company's long-term value and to make decisions that take into account not only the Company's stockholders, but also the interests of its other stakeholders, including our employees and the well-being of the communities we serve, now and in the future.

Our Board is focused on maintaining a board composition that has the professional experience, core competencies, and diversity to provide effective oversight of the complex matters the Company faces in the highly regulated utility industry. Between 2019 and 2023, five new independent directors have been added to the Board. This has enhanced the Board's collective core competencies and oversight expertise in key risk areas including technology and cybersecurity, enterprise risk, renewable energy investment strategy, corporate sustainability, and diversity, equity and inclusion initiatives, while simultaneously increasing its overall ethnic, racial and gender diversity, and decreasing overall Board tenure.

The Board consistently engages with the Company's senior management team to discuss opportunities and risks, as well as key business objectives, corporate policies, and overall economic, environmental and social performance.

Priority sustainability issues
Company leadership and the Board continue to look to our priority sustainability issues as a guide for corporate efforts and reporting. In 2020, the Company partnered with the Electric Power Research Institute ("EPRI") in a formal assessment process, to identify the sustainability issues that are most important to the Company and its stakeholders, considering both current and potential long-term impacts, as well as input and validation from both internal and external stakeholders.

Our priority sustainability issues (alphabetical order)			
• Climate strategy	• Empowered employees	• Financial discipline	• Safety and health
• Community engagement	• Energy affordability	• Government relations	• Stakeholder transparency
• Customer satisfaction	• Energy reliability	• Innovation	• Strategic governance
• Cybersecurity	• Environmental responsibility	• Operational performance	• Supply chain integrity
• Economic development			

Following are some highlights from 2023 that demonstrate the Company's and the Board's commitment to ensuring that the Company's goals and practices are aligned with a strong focus on these priority issues. Additional details on Company performance in key areas are available in the Compensation Discussion and Analysis under the heading "2023 WEC Energy Group Operational and Social Performance Goals under the STPP," which begins on page P-48.

Delivering a clean energy future

ESG Progress Plan: A Road Map for Investment in Efficiency, Sustainability and Growth
In advance of publicly announcing the Company's five-year (2024-2028) capital plan, management reviewed the ESG Progress Plan with the Board.

Management and the Board discussed the foundation underlying the $23.7 billion in projected investments over five years (2024-2028) that are designed to set the Company on the course to meet its long-term emission reduction targets while also ensuring continued focus on business fundamentals. Those discussions included criteria such as underlying customer preferences and needs, regulatory environment, financial implications, and technological advancements that will influence the trajectory of the plan's execution, and resulted in the Board's approval of management's strategic vision and recommendations.

Climate strategy and emissions reporting
The Company continues to report its progress toward its climate reduction goals through the annual Corporate Responsibility Report and other disclosures. In 2023, three of the Company's utility subsidiaries, Wisconsin Electric Power Company, Wisconsin Public Service Corporation and Upper Michigan Energy Resources Corporation, began reporting on their respective websites further details about each utility's energy mix and emissions rates. In addition, a new position statement was published to articulate how the Company considers and seeks to address the social and economic implications of the low-carbon transition: Supporting Our Stakeholders in the Transition of Our Electric Generation Fleet.

Since 2019, the Company has issued separate climate reports as needed to illustrate its approach to reducing greenhouse gas emissions and to present an analysis of factors that could affect future decision-making, including risks, opportunities and uncertainties across the enterprise.

Trade Association and Climate Engagement Report

In 2023, the Company published its first Trade Association and Climate Engagement Report. The report reviews the major trade associations to which the Company belongs and their climate policies, including how those policies align with the Company's, and the Paris Agreement.

Supporting our colleagues and communities

Human Capital Management

We strive to make our companies great places to work, with programs for individual development, initiatives to promote our core values of diversity, equity and inclusion, and targeted recruitment as we build the workforce of the future. During 2023, we demonstrated this commitment through many initiatives focused on, among other priorities: employee education; significant support for and leveraging of our nine business resource groups; promoting workforce diversity in our senior leadership; meeting our vigorous health and safety expectations; training and development opportunities for employees at all levels of the organization; our robust talent review and succession planning process that ensures we have a talent pipeline for the future; and charitable giving to diverse communities to improve local employment opportunities.

Supplier Diversity

We have had a supplier diversity program under the watchful guidance of senior leadership since 2002. In 2023, we spent a record $333.7 million with diverse suppliers, including certified minority-, women-, veteran- and service disabled-owned businesses.

Community Support

Management and the Board have always embraced the Company's role as a leader in the communities we are privileged to serve. During 2023, our companies and foundations contributed more than $20 million in charitable grants to support non-profits hard at work helping others.

Commitment to reporting transparency

We value the importance our stakeholders place on understanding how we manage risks and opportunities associated with sustaining our enterprise. In addition to engaging directly with stakeholders on environmental and social issues, we are committed to transparent reporting on these matters through a variety of mechanisms, including those noted below. Further, we routinely respond to data verification and survey requests from a substantial number of third-party organizations seeking input regarding our environmental, social and governance-related performance, programs and policies.

- **Corporate Responsibility Report**

- **Climate Report, aligned with TCFD recommendations**

- **Trade Association and Climate Engagement Report**

- **EEI and AGA ESG/Sustainability Reporting Template**

- **Sustainability Accounting Standards Board ("SASB") industry standards**

- **CDP responses**

- **EEO-1 reporting**

- **Semiannual disclosure of political activities**

- **Disclosure of Environmental Policy**

- **Independent assurance of climate data**

To learn more, please access our Corporate Responsibility web page at www.wecenergygroup.com/crs/index.htm

STOCKHOLDER ENGAGEMENT

Accountability to stockholders is critical to the Company's long-term success. We have systems in place to ensure that management and the Board hear, understand, and consider the issues that matter most to our stockholders and other key constituents. Our year-round engagement program provides valuable insight into how the Company's practices and policies are externally perceived, shapes the processes used to evaluate goals and expectations, and helps to highlight emerging issues that may affect our governance practices.

Company leaders, including the Executive Chairman, Chief Executive Officer and Chief Financial Officer, regularly engage with stakeholders on matters of specific interest about the Company's business results, strategic direction and environmental, social and governance practices. This provides valuable feedback to management and the Board about the perspectives of its stockholders.

Who we engage

Institutional and retail stockholders

Industry thought leaders

Sustainability-centered coalitions and activists

Proxy advisory firms

Environmental, social and governance rating firms

How we engage

Quarterly investor calls, conferences, presentations

Standalone presentations regarding environmental, social and governance matters

Ad hoc in-person and virtual meetings

Participation in industry associations and forums

Timely disclosures filed with the SEC and publication of other significant corporate reports on our website

Process for stockholders to directly correspond with individual directors via the Corporate Secretary

Topics of engagement in 2023

Corporate strategy

Financial and operational performance plans

Management succession planning

Board composition and refreshment

Executive compensation metrics and targets

Climate change and decarbonization

Human capital management

Diversity, equity and inclusion efforts

Safety

Priority sustainability issues

Community engagement and charitable giving

Who participates in engagement

Members of the Board

Senior management

Employees from disciplines across the enterprise, including investor relations, legal, environmental, government affairs and corporate affairs

Year-round governance engagement process

Summer

Review results from Annual Meeting of Stockholders

Seek feedback from stockholders on voting decisions

Assess governance and executive compensation practices

Provide Board with feedback and recommendations

Fall

Discuss executive compensation practices and environmental, social and governance topics with investors

Consider enhancements to our practices and disclosures

Share investor feedback and recommendations with Board

Winter

Continue discussions with investors on executive compensation practices and environmental, social and governance topics

Board approves, as needed, changes or enhancements to practices and disclosures

Develop disclosures for the proxy statement

Publish Form 10-K

Spring

Publish Annual Report and Proxy Statement

Hold Annual Meeting of Stockholders

Throughout 2023 we engaged with key constituents across the broader investment community, a sample of which is provided below.

Jan/Feb

4th Quarter and Full Year 2022 Earnings Call

Evercore ISI Utility CEO Conference

Non-Deal Roadshow- Guggenheim

Morgan Stanley Global Energy and Power Conference

March/April

Bank of America Merrill Lynch Boston Power, Utilities and Clean Energy Conference

Global Listed Infrastructure Organization Conference – Meetings and Chairman Fireside Chat

Redburn Atlantic Equities European Investor Meetings (Virtual)

Non-Deal Roadshow - UBS

Non-Deal Roadshow – Wolfe Research

Scotia Bank Utilities & Renewables Conference

J.P. Morgan Midwest Utilities & Midstream Forum

Morgan Stanley Retail Shout-Down

May/June

1st Quarter Earnings Call

American Gas Association Financial Forum Conference

JP Morgan Conference

Non-Deal Roadshow - Mizuho

Evercore ISI investor meetings and plant tours

July/Aug

2nd Quarter Earnings Call

Wells Fargo Non-Deal Roadshow

UBS Midwest Utilities Conference

Baltimore Investor Meetings – T Rowe Price Investment, T Rowe Price Associates

Corporate Responsibility Report published

Submitted responses to CDP

Trade Association Report published

Sept/Oct

Wolfe Utilities & Energy Conference/ Chairman Fireside Chat

Barclay's CEO Energy-Power Conference

Non-Deal Roadshow - Redburn Atlantic

UBS European Conference

UBS CEO Fireside Chat & Retail Radio Show

Nov/Dec

3rd Quarter Earnings Call

Edison Electric Institute Financial Conference

KeyBanc Non-Deal Roadshow

BMO Growth and ESG Conference

BOARD LEADERSHIP STRUCTURE

Roles of the Chairman and CEO

Consistent with WEC Energy Group's bylaws and Corporate Governance Guidelines, the Board has discretion to combine and separate the offices of the Chief Executive Officer and Chairman of the Board. The Board believes the current leadership structure of separate CEO and Chairman positions is in the best interests of the Company's stockholders at this time. This structure has allowed Mr. Lauber to focus on implementing the Company's operating plans and leading the day-to-day management of our seven customer-facing utilities, while in his role as Executive Chairman, Mr. Klappa has focused on leading the Board in its oversight, advisory and risk management roles, with added leadership responsibility for Company strategy, capital allocation, investor relations and economic development matters. Upon Mr. Klappa's transition to Non-Executive Chairman following the 2024 Annual Meeting of Stockholders, Mr. Klappa will continue to lead the Board in its oversight, advisory and risk management roles, while primary responsibility for Company strategy, capital allocation and investor relations matters will transfer to Mr. Lauber. Mr. Klappa will remain available to provide advice, input and assistance to Mr. Lauber.

Independent Lead Director

The independent members of the Board elect the Independent Lead Director, with an expectation that the individual elected will serve in that capacity for three years, subject to continuing election by stockholders in annual director elections. The independent members of the Board may adjust the Independent Lead Director's length of service in that role, including extending it beyond three years, at their discretion. Annually, the independent members of the board complete a performance evaluation of his or her effectiveness.

In May 2023, the Board elected Thomas K. Lane to serve as the Independent Lead Director; he also is a member of the Audit and Oversight and Compensation Committees.

Duties of the Independent Lead Director include:

- presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors without any management present;

- serves as liaison between the CEO and the independent directors under most circumstances, although each individual director has full access to the CEO;

- authority to call meetings of the independent directors;

- reviews and approves meeting schedules and agendas for the Board and its committees for content and to assure there is sufficient time for discussion of all agenda items;

- reviews all proposed changes to committee charters;

- leads the annual Board evaluation;

- provides input to the Chairman on the scope, quality and timeliness of information provided to the Board;

- authority to attend all committee meetings, as appropriate;

- be available for consultation and communication with significant stockholders and other interested parties, if needed; and

- any other duties as may be prescribed by the Board.

BOARD AND COMMITTEE PRACTICES

Board Meetings and Attendance

During 2023, the Board met seven times and executed four written unanimous consents. All directors attended more than 75% of the total number of meetings of the Board and Board committees on which each served, with average director attendance at more than 99.4%. Generally, all directors are expected to attend the Company's Annual Meetings of Stockholders. All directors standing for election in 2024 attended the 2023 Annual Meeting of Stockholders.

Executive Sessions

At every regularly scheduled Board and committee meetings, executive sessions are scheduled, and are generally held, for the non-management directors to meet without management present. In 2023, an executive session of independent, non-management directors was held at all regularly scheduled Board meeting and at most committee meetings.

Director Orientation and Continuing Education

Management takes seriously its responsibility to onboard new directors and provide ongoing education for existing directors on the unique and complex issues inherent in operating a public company in the regulated utility industry.

Management has created a robust orientation program that introduces new directors to the Company's organizational structure, businesses, strategies, risks and opportunities, which includes in-house and field programs such as walking tours of the Company's generating facilities and project sites, senior management presentations and individual sessions with senior leaders. These activities assist new directors in developing and/or enhancing their Company and industry knowledge to optimize their service on the Board. To ensure that our directors have self-directed access to governance-related resources and director training opportunities, all of our directors are members of the National Association of Corporate Directors ("NACD").

During 2023, management provided significant educational opportunities for the Board to better understand the external environment within which the Company operates, including briefings and presentations provided by outside advisors and other stakeholders.

Annual Performance Evaluations

CEO Performance

The Compensation Committee, on behalf of the Board, annually evaluates the performance of the CEO and reports the results to the Board. The CEO is evaluated in a number of areas including leadership, vision, financial stewardship, strategy development and execution, management development, effective communication with constituencies, demonstrated integrity and effective representation of the Company in community and industry affairs.

As part of this practice, the Compensation Committee Chair individually obtains from each non-management director his or her input on the CEO's performance, which is summarized and discussed with the Compensation Committee members, followed by discussion in executive session with all non-management directors. The Compensation Committee Chair then shares the evaluation results with the CEO. This procedure allows the Board to evaluate the CEO and to communicate the Board's expectations. The Compensation Committee considers the input of all non-management directors in determining appropriate compensation for the CEO. This process was completed and the Compensation Committee approved a 2024 compensation package for Mr. Lauber in December 2023.

Executive Chairman Performance
Under the same process and timing as the CEO performance evaluation, the Compensation Committee Chair facilitated the annual performance evaluation of Mr. Klappa in his role as Executive Chairman. The results were discussed with the Compensation Committee members, followed by discussion with all non-management directors in executive session and, ultimately, with Mr. Klappa. This process was completed and the Compensation Committee approved a 2024 compensation package for Mr. Klappa, in his role as Executive Chairman, in December 2023.

Independent Lead Director Performance
On an annual basis, the Independent Lead Director is evaluated on the effectiveness in carrying out his or her duties, which are outlined in the Corporate Governance Guidelines. This evaluation is led by the Chairman of the Board, who references the NACD Lead Director Assessment framework to facilitate individual conversations with the non-management directors to capture feedback. The Independent Lead Director is evaluated in several areas including his facilitation of discussions between and amongst the Chairman and the directors during open sessions with management, during executive sessions, and outside of board meetings, and his collaboration with the Chairman in identifying key topics, issues and concerns that directors wish to be addressed during board meetings and executive sessions. The Chairman uses this input to provide the Independent Lead Director feedback in carrying out his or her duties in the upcoming year.

Board Performance
The Board recognizes that self-reflection and continuous improvement are key to remaining an effective governing body. Led by the Independent Lead Director, the Corporate Governance Committee is charged with overseeing the Board's annual evaluation process, a process which is reviewed periodically, and includes discussion on whether to utilize a third-party facilitator. In December 2023, the Board evaluated its performance utilizing a framework of questions developed by the NACD, in addition to several broad "reflection" questions. The Corporate Governance Committee and the Board discussed the Board evaluation process and results at their meetings in January 2024. It is standard practice for the Corporate Governance Committee to use the results of this process to foster continuous improvement of the Board's governance activities.

BOARD EVALUATION PROCESS

1 Self-Reflection Questionnaire	**2** One-on-One Discussion with Independent Lead Director	**3** Discussion of Key Take-Aways and Governance Enhancements
Directors contemplated the Board's performance across the following elements: · board composition and leadership · board committees · board meetings · overall effectiveness of the Board · overall effectiveness of the Board with regard to management.	The Independent Lead Director engaged in one-on-one discussions with each director on elements of the Board's performance, allowing each director an opportunity to speak candidly.	Having captured a summary of the feedback from these discussions, the Independent Lead Director led the Board during its Executive Session through group discussions of key takeaways and recommended enhancements to its governance practices.

Committee Performance
Each committee, except the Executive Committee, conducts an annual performance evaluation of its own activities and reports the results to the Board. During this evaluation, each committee compares its performance against the requirements of its charter and its annual planning calendar; contemplates a series of questions related to the qualifications and performance of committee members; considers the quality and quantity of information provided to the committee in advance of its meetings; and evaluates the effectiveness of the processes the committee uses to carry out its oversight responsibilities. The results of the annual evaluations are used by each committee to identify its strengths and areas where its governance practices can be improved. Each committee may recommend changes to its charter to the full Board based upon the evaluation results.

It is also standard practice for the Corporate Governance Committee annually to conduct a holistic review of all of the committees' charters and annual planning calendars, taking into consideration evolving and new best practices with respect to risk oversight. Recommendations are routed to the appropriate Committee Chair, as needed, for consideration.

Following this holistic review during 2023, all of the Board committees, with the exception of the Executive Committee, adopted changes to their charters.

BOARD COMMITTEES

The Board of Directors has the following committees: Audit and Oversight, Compensation, Corporate Governance, Executive and Finance. Each committee, except the Executive Committee, operates under a charter approved by the Board, which can be found on our website at www.wecenergygroup.com/govern/committee-comp.htm. With the exception of the Executive Committee, only independent directors serve on the standing committees.

Audit and Oversight

Members	Key Responsibilities
Danny L. Cunningham, Chair Ave M. Bie Maria C. Green Thomas K. Lane Glen E. Tellock **2023 Meetings: 5**	• Oversee the integrity of the financial statements. • Oversee management compliance with legal and regulatory requirements. • Oversee management's strategy for data privacy and security, including cyber and physical. • Review the Company's environmental and compliance programs, including its Ethics and Compliance program and Code of Business Conduct. • Review, approve, and evaluate the independent auditor's qualifications, independence and services. • Oversee the performance of the internal audit function and independent auditors. • Discuss risk management and major risk exposures and steps taken to monitor and control such exposures. • Establish procedures for the submission and treatment of complaints and concerns regarding the Company's accounting controls and auditing matters. • Prepare the audit committee report required by the SEC for inclusion in the proxy statement.

The Audit and Oversight Committee is a separately designated committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit and Oversight Committee consists solely of independent directors who meet the independence requirements of the SEC, NYSE and the Board's Corporate Governance Guidelines. In addition, the Board has determined that all of the members of the Audit and Oversight Committee are financially literate as required by NYSE rules and that Directors Cunningham, Lane and Tellock qualify as audit committee financial experts within the meaning of SEC rules.

Compensation

Members	Key Responsibilities
Ulice Payne, Jr., Chair William M. Farrow III Thomas K. Lane **2023 Meetings: 7***	• Determine and annually review the Compensation Committee's compensation philosophy. • Oversee the development of competitive, performance-based executive and director compensation programs. • Review and approve the compensation paid to select employees, including the Company's executive officers (including base salaries, incentive compensation, and benefits). • Establish and administer the CEO and Executive Chairman compensation packages. • Set performance goals relevant to the CEO and Executive Chairman compensation. • Annually evaluate CEO and Executive Chairman performance and determine compensation adjustments. • Annually assess whether any risks arising from the compensation program are reasonably likely to have a material adverse effect on the Company. • Review the Company's plans for leadership and succession planning of executive officers. • Periodically review and assess the Company's strategy for human capital management initiatives. • Review and approve the implementation or revision of any clawback policy allowing the Company to recoup compensation paid to officers and other employees. • Prepare the report required by the SEC for inclusion in the proxy statement. • Review the results of the most recent stockholder advisory vote on compensation of the named executive officers.

*Included one joint meeting with the Corporate Governance Committee.

The Compensation Committee consists solely of independent directors who meet the independence requirements of the SEC, NYSE and the Board's Corporate Governance Guidelines.

The Compensation Committee is charged with administering the compensation package of WEC Energy Group's non-management directors. The Compensation Committee meets with the Corporate Governance Committee annually to review the compensation package of WEC Energy Group's non-management directors and to determine the appropriate amount of such compensation.

Compensation Advisor: The Compensation Committee, which has authority to retain advisers and consultants at WEC Energy Group's expense, retained Frederic W. Cook & Co., Inc. ("FW Cook") to analyze and help develop the Company's executive compensation program, and to assess whether the compensation program is competitive and supports the Committee's objectives. FW Cook also assesses and provides recommendations on non-management director compensation, as discussed in more detail on pages P36-P37. FW Cook is engaged solely by the Compensation Committee to provide non-management director and executive compensation consulting services, and does not provide any additional services to the Company.

In connection with its retention of FW Cook, the Compensation Committee reviewed FW Cook's independence, including: (1) the amount of fees received by FW Cook from WEC Energy Group as a percentage of FW Cook's total revenue; (2) FW Cook's policies and procedures designed to prevent conflicts of interest; and (3) the existence of any business or personal relationships that could impact independence. After reviewing these and other factors, the Compensation Committee determined that FW Cook is independent and the engagement did not present any conflicts of interest. FW Cook also determined that it was independent from the Company's management, which was confirmed in a written statement delivered to the Compensation Committee.

For more information regarding our director and executive compensation processes and procedures, please refer to "Director Compensation", beginning on page P-36, and "Compensation Discussion and Analysis," beginning on page P-42, respectively.

Corporate Governance

Members	Key Responsibilities
William M. Farrow III, Chair Curt S. Culver Cristina A. Garcia-Thomas **2023 Meetings: 4***	• Establish and annually review the Corporate Governance Guidelines to verify that the Board is effectively performing its fiduciary responsibilities to stockholders. • Periodically review the charters of each committee of the Board and make recommended changes as appropriate. • Establish and annually review director candidate selection criteria, as well as the Board and each committee's structure, size, composition and leadership. • Identify and recommend candidates to be named as nominees of the Board for election as directors. • Perform annual review of the Company's Related Party Transaction Policy, and where appropriate, review and approve related party transactions in accordance with the policy. • Oversee the annual review of the Board's performance. • Review and determine the compensation package of non-management directors in conjunction with the Compensation Committee.

*Included one joint meeting with the Compensation Committee.

The Corporate Governance Committee consists solely of independent directors who meet the independence requirements of the NYSE and the Board's Corporate Governance Guidelines.

Executive

The Board also has an Executive Committee, which may exercise all powers vested in the Board except action regarding dividends or other distributions to stockholders, filling Board vacancies, and other powers which by law may not be delegated to a committee or actions reserved for a committee comprised of independent directors. The members of the Executive Committee are Gale E. Klappa (Chair), Curt S. Culver, Danny L. Cunningham, William M. Farrow III, Thomas K. Lane and Ulice Payne, Jr. The Executive Committee did not meet in 2023.

Finance

Members	Key Responsibilities
Curt S. Culver, Chair Maria C. Green Ulice Payne, Jr. Mary Ellen Stanek **2023 Meetings: 3**	• Review and monitor the Company's current and long-range financial policies and strategies, including our capital structure and dividend policy. • Authorize the issuance of corporate debt within limits set by the Board. • Discuss policies and financial programs with respect to financial risk management. • Approve the Company's financial plan, including the capital budget. • Review updates from the chair of the Investment Trust Policy Committee regarding the investment performance and operations of employee retirement and benefit plan assets.

The Finance Committee consists solely of independent directors who meet the independence requirements of the NYSE and the Board's Corporate Governance Guidelines.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the persons who served as members of the Compensation Committee during 2023 was an officer or employee of the Company during 2023 or at any time in the past, nor had reportable transactions with the Company.

During 2023, none of the Company's executive officers served as a member of the Compensation Committee or as a director of another entity, one of whose executive officers served on the Compensation Committee or as a director of the Company.

ADDITIONAL GOVERNANCE MATTERS

Political Activities

We advocate on behalf of our customers, stockholders and employees for affordable, reliable and clean energy before local, state and federal elected officials and government agencies. We maintain governmental and regulatory relations offices in Chicago, Illinois; Rosemount, Minnesota; Madison, Green Bay and Milwaukee, Wisconsin; and Washington, D.C. We also hire contract lobbyists and work with trade organizations to assist in advocacy activities. Our lobbyists are lawfully registered in each jurisdiction where they perform services for us.

We have multiple political action committees ("PACs"). Our PACs are registered with their regulating governments (state or federal) and authorized by elections laws to collect voluntary contributions from employees who choose to participate. The money, in turn, is used to support candidates running for federal, state and local offices. Contribution amounts are limited by law. All of our PACs are administered by a committee that combines appointed and elected members. Oversight committees make decisions on how and where dollars are spent.

We have a corporate policy on political contributions and reporting (the "Government Relations Policy"), and periodically conduct training on compliance with lobbying laws. As part of its oversight function, the Board's Audit and Oversight Committee, which consists solely of independent directors, conducts an annual review of this policy. The committee also reviews a summary of political activities and associated reporting excerpted from our Corporate Responsibility Report in advance of its publication each year.

Consistent with best practices, among other things, the Government Relations Policy:

- addresses our interactions with public officials, outlining expectations, requirements, restrictions and prohibitions;

- requires Compliance Officer review of any requests for corporate political contributions to confirm they comply with applicable election laws and regulations; and

- requires the Executive Vice President-External Affairs to submit a quarterly report to the Audit and Oversight Committee that addresses activities covered by the Government Relations Policy.

Corporate Political Donations

The Government Relations Policy sets forth the standards and requirements that govern the Company's interactions with public officials, and addresses the process for requesting and authorizing contributions to organizations operating under Section 527 of the Internal Revenue Code and organizations that qualify as national political committees. Corporate contributions are required to adhere to all applicable federal and state laws where we do business. We use corporate funds to support candidates and causes to benefit energy safety, reliability and affordability, without regard for executives' personal political preferences.

Lobbying

The Company files federal quarterly lobbying reports and semiannual contribution reports with the clerk of the U.S. House of Representatives and the secretary of the U.S. Senate. Our direct lobbying is conducted in support of our corporate initiatives and targets, including our greenhouse gas reduction goals, and is consistent with the goals of the Paris Agreement, including restricting global temperature rise to 1.5 degrees Celsius.

Public Disclosure

Our website provides details on: (1) contributions made by our PACs; (2) corporate contributions to state party legislative committees and elected officials; (3) links to federal and state lobbying reports; and (4) trade organization memberships, including annual dues and contributions to trade associations and coalitions.

To learn more, please access our "Political Activities" web page at www.wecenergygroup.com/csr/political-activities.htm.

Code of Business Conduct

WEC Energy Group's Code of Business Conduct (the "Code") is the foundation of the Company's Ethics and Compliance program, as it sets the standards for creating and sustaining a culture of ethics and integrity. The Compliance Officer oversees the management and operations of the program, about which she provides regular update reports to the Board's Audit and Oversight Committee. All WEC Energy Group directors, executive officers and employees, including the principal executive, financial and accounting officers, have a responsibility to comply with the Code, to seek advice in doubtful situations and to report suspected violations. All those subject to the Code, including the Company's non-management directors, are required to participate in annual training on the elements of the Code.

The Code addresses expectations for Company culture, including among other things: non-retaliation for raising concerns; safety; diversity, equity and inclusion; conflicts of interest; confidentiality; fair dealing; protection and proper use of Company resources, assets and information; and compliance with laws, rules and regulations (including political contribution and insider trading laws). The Code is available on our website at the following address: www.wecenergygroup.com/govern/codeofbusinessconduct.pdf.

The Company provides multiple ways individuals can report concerns and raise questions concerning the Code and other Company policies. The Company has contracted with a third-party so that individuals can confidentially and anonymously report suspected violations of the Code or other concerns, including those regarding accounting, internal accounting controls or auditing matters. The Company has not provided any waiver to the Code for any director, executive officer or other employee**.**

Related Party Transactions
WEC Energy Group has a written policy on the review, approval or ratification of transactions with related persons, which is overseen by the Corporate Governance Committee, as delegated by the Board.

The policy provides that the Committee will review any proposed, existing, or completed related party transaction in which the amount involved exceeds $120,000, and in which any related party had, has, or will have a direct or indirect material interest. In general, a "related party" includes all directors and executive officers of WEC Energy Group and their immediate family members, as well as stockholders beneficially owning 5% or more of WEC Energy Group's outstanding stock as defined in SEC rules. Legal Services reviews relevant information on transactions, arrangements, and relationships disclosed and makes a determination as to the existence of a related party transaction as defined by SEC rules and the policy. Related party transactions that are in, or are not inconsistent with, the best interests of WEC Energy Group or its subsidiaries, as applicable, are approved by the Corporate Governance Committee and reported to the Board. Related party transactions are disclosed in accordance with applicable SEC and other regulatory requirements.

In addition, the Code addresses, among other things, how to identify and report potential conflicts of interest. The Code lists the following as examples of potentially problematic situations: (1) family members who are a supplier, contractor or customer of the Company or work for one; (2) obtaining any financial interest in or participating in any business relationship with any company or individual, or concern doing business with WEC Energy Group or any of its subsidiaries that might influence the individual's decisions or job performance; (3) participating in any joint venture, partnership or other business relationship with WEC Energy Group or any of its subsidiaries; and (4) serving as an officer or member of the Board of any substantial, outside for-profit organization.

Because the Board is mindful of the expectation of its directors to devote the time necessary to fulfill their fiduciary duties, the Corporate Governance Guidelines contain additional requirements for directors seeking to join other Boards. For example, all directors must notify the Company's Corporate Secretary before accepting a nomination for a position on the Board of another public company and the CEO must obtain the approval of the full Board before accepting such a position.

To further backstop such discussions and approvals, bi-annually all directors and executive officers are required to complete a questionnaire that asks about any business relationship that may give rise to a related party transaction or other conflict of interest and all transactions in which the Company or one of its subsidiaries is involved and in which the director or executive officer, or a relative or affiliate of such director or executive officer, has a direct or indirect material interest. Director nominees under consideration by the Board for election are required to complete the same questionnaire. The Corporate Secretary discusses the results of this diligence with the Corporate Governance Committee.

Since January 1, 2023, there have been no related-party transactions, and there are no currently proposed related-party transactions, required to be disclosed pursuant to SEC rules.

COMMUNICATIONS WITH THE BOARD

Stockholders and other interested parties who wish to communicate with members of the Board, including the Independent Lead Director or the other non-management directors individually or as a group, may send correspondence to them in care of the Corporate Secretary, Margaret C. Kelsey, at the Company's principal executive offices, PO Box 1331, Milwaukee, Wisconsin 53201. All communications received as set forth above will be opened by the Corporate Secretary for the sole purpose of confirming the contents represent a message to the Company's directors. Pursuant to instructions from the Board, all communication, other than advertising, promotion of a product or service, or patently offensive material, will be forwarded promptly to the addressee.

WHERE TO FIND MORE INFORMATION ON GOVERNANCE

You can find our Corporate Governance Guidelines, Code of Business Conduct, and other corporate governance materials, including WEC Energy Group's Restated Articles of Incorporation, bylaws, Board committee charters and Board contact information, on the Corporate Governance section of our website at www.wecenergygroup.com/govern/governance.htm. You can request copies of these materials from the Corporate Secretary at the address provided above in "Communications with the Board."

DIRECTOR COMPENSATION

Consistent with its charter, the Compensation Committee seeks to maintain a competitive director compensation program that enables the Company to attract and retain key individuals and to motivate them to help the Company achieve its short- and long-term goals. As such, the Committee is responsible for reviewing key market-based trends in director compensation and benefits packages and for recommending changes to the Board, as appropriate, that will attract and retain quality directors. The Committee's charter authorizes it to engage consultants or advisors in connection with its review and analysis of director compensation. The Compensation Committee used FW Cook for this purpose during 2023. Directors who are also employees of the Company do not receive additional compensation for service as a director.

2023 Compensation of the Board of Directors

The following table describes the components of the non-management director compensation program during 2023. Elements of compensation remained unchanged from 2022.

The Compensation Committee believes that this program:
- is equitable based upon the work required of directors serving an entity of the Company's size and scope, and
- ties the majority of director compensation to stockholder interests because the value of the equity awards fluctuates depending upon the Company's stock price.

Compensation Element	2023 Non-Management Director Compensation Program
Annual Cash Retainer Fee	$110,000 paid in $27,500 quarterly increments
Annual Independent Lead Director Retainer Fee	$30,000 paid in $7,500 quarterly increments
Annual Equity Retainer	$150,000 in restricted stock, which vests one year from grant date
Annual Committee Chair Fees	
• Audit and Oversight	$20,000 paid in $5,000 quarterly increments
• Compensation	$20,000 paid in $5,000 quarterly increments
• Corporate Governance	$15,000 paid in $3,750 quarterly increments
• Finance	$15,000 paid in $3,750 quarterly increments
Board and Committee Meeting Fees	None
Stock Ownership Guideline	Ownership of common stock or deferred stock units that have a value equal to five times the annual cash retainer for non-management directors to be satisfied within five years of joining the Board

Insurance is also provided by the Company for director liability coverage, fiduciary and employee benefit liability coverage, and travel accident coverage for director travel on Company business. The premiums paid for this insurance are not included in the amounts reported in the table located on the next page.

The Company reimburses directors for all out-of-pocket travel expenses. These reimbursed amounts are also not reflected in the table located on the next page.

Deferred Compensation Plan
Non-management directors may defer all or a portion of their cash fees pursuant to the Directors' Deferred Compensation Plan. Directors have two investment options in the plan - the Company's phantom stock measurement fund or a prime rate fund. The value of the phantom stock measurement fund appreciates or depreciates based upon market performance of the Company's common stock, and it also grows through the accumulation of reinvested dividend equivalents. Deferral amounts are credited in the name of each participating director to accounts on the books of WEC Energy Group that are unsecured and are payable only in cash at the time elected by the director. Deferred amounts will be paid out of general corporate assets or the assets of the Wisconsin Energy Corporation 2014 Rabbi Trust addressed later in this proxy statement.

Legacy Charitable Awards Program
Directors elected prior to January 1, 2007, participate in a Directors' Charitable Awards Program under which the Company intends to contribute up to $100,000 per year for 10 years to one or more charitable organizations chosen by each participating director, including employee directors, following the director's death. Charitable donations under the program will be paid out of general corporate assets. Directors derive no financial benefit from the program, and all income tax deductions accrue solely to the Company. The tax deductibility of these charitable donations may mitigate the net cost to the Company. The Directors' Charitable Awards Program has been eliminated for any new directors elected after January 1, 2007. Current directors participating in the program are Directors Culver, Klappa and Payne.

Director Compensation Table

The following table summarizes the total compensation received during 2023 by each director serving as a non-management director of WEC Energy Group at any time in 2023.

Name	Fees Earned or Paid In Cash ($)	Stock Awards [1] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ave M. Bie	110,000	150,000	—	—	—	—	260,000
Curt S. Culver	125,000	150,000	—	—	—	21,947	296,947
Danny L. Cunningham	130,000	150,000	—	—	—	—	280,000
William M. Farrow III	140,000	150,000	—	—	—	—	290,000
Cristina A. Garcia-Thomas	110,000	150,000	—	—	—	—	260,000
Maria C. Green	110,000	150,000	—	—	—	—	260,000
Thomas K. Lane	130,000	150,000	—	—	—	—	280,000
Ulice Payne, Jr.	130,000	150,000	—	—	—	20,509	300,509
Mary Ellen Stanek	110,000	150,000	—	—	—	—	260,000
Glen E. Tellock	110,000	150,000	—	—	—	—	260,000

[1]   Each director held 1,661 shares of restricted stock as of the close of business on December 31, 2023.

Fees Earned or Paid in Cash

The amounts reported in the Fees Earned or Paid in Cash column include annual cash-based retainers for each non-management director and applicable annual committee chair fees earned during 2023 regardless of whether such retainers and fees were paid in cash or deferred.

Stock Awards

On January 3, 2023, each current non-management director received his or her 2023 annual equity retainer in the form of restricted stock equal to a value of $150,000. The amounts reported in the Stock Awards column include the aggregate grant date fair value, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, excluding estimated forfeitures, of the restricted stock awarded. Each reported restricted stock award vests in full one year from the grant date.

All Other Compensation

All amounts reported in the All Other Compensation column represent costs attributed to the director for the Directors' Charitable Awards Program. See "Legacy Charitable Awards Program" above for additional information.

2024 Compensation of the Board of Directors

In December 2023, the Compensation Committee completed its annual review of director compensation and determined that, based upon research provided by FW Cook, total non-management director compensation delivered in a combination of cash-based retainers and equity awards was below market median. The Compensation Committee recommended, and the Board approved, an increase of $20,000 in total annual non-management director compensation to be delivered as $10,000 in cash-based retainers and $10,000 in equity. As a result, the annual cash-based retainer was raised from $110,000 to $120,000 and the value of the annual restricted stock equity award was increased from $150,000 to $160,000 effective January 1, 2024. The Compensation Committee concluded that it was appropriate for the lead director and all committee chair fees to remain unchanged from 2023 levels.

In January 2024, the Compensation Committee completed its review of compensation associated with Mr. Klappa's planned transition from serving as the Executive Chairman to the role of Non-Executive Chairman, following completion of the Company's annual meeting. Consistent with recommendations from FW Cook, the Committee recommended, and the Board approved, that in this role, Mr. Klappa will be entitled to receive director compensation consistent with that provided to non-management directors, namely an annual retainer fee of $120,000 and an annual restricted stock award equal to a value of $160,000. In recognition of his service as Non-Executive Chairman of the Board, and the additional duties that entails, the Committee determined Mr. Klappa will receive an additional annual retainer fee of $187,500. For 2024, Mr. Klappa will receive prorated amounts of the fees to recognize his service as Non-Executive Chairman for part of the year. Mr. Klappa will not receive any restricted stock in 2024 in connection with his service as Non-Executive Chairman.

PROPOSAL 2: RATIFICATION OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR 2024

What am I voting on?

Stockholders are being asked to vote to ratify the appointment of Deloitte & Touche LLP, a registered public accounting firm, to serve as the Company's independent auditors for the fiscal year ending December 31, 2024.

Voting Recommendation:

✓ **FOR the ratification of Deloitte & Touche LLP as independent auditors for 2024.**

Although the Audit and Oversight Committee has the sole authority to appoint the independent auditors, as a matter of good corporate governance, the Board submits its selection of the independent auditors to our stockholders for ratification. If the stockholders do not ratify the appointment of Deloitte & Touche LLP, the Audit and Oversight Committee will reconsider the appointment.

The Audit and Oversight Committee of the Board of Directors has sole authority to appoint, evaluate, and, where appropriate, terminate and replace the independent auditors. The Audit and Oversight Committee has appointed Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 2024. The Audit and Oversight Committee believes that stockholder ratification of this matter is important in light of the critical role the independent auditors play in maintaining the integrity of the Company's financial statements. If stockholders do not ratify the selection of Deloitte & Touche LLP, the Audit and Oversight Committee will reconsider the appointment.

Deloitte & Touche LLP has served as the independent auditors for the Company for the last 22 fiscal years beginning with the fiscal year ended December 31, 2002. The members of the Audit and Oversight Committee and the other members of the Board believe that the continued retention of Deloitte & Touche LLP to serve as the Company's independent external auditor is in the best interests of the Company and its stockholders.

Ratification of Deloitte & Touche LLP as the Company's independent auditors requires the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting. Presuming a quorum is present, shares not voted, whether by abstention or otherwise, have no effect on the outcome of this matter.

Representatives of Deloitte & Touche LLP are expected to be present at the Meeting. They will have an opportunity to make a statement if they so desire and are expected to respond to appropriate questions that may be directed to them. Information concerning Deloitte & Touche LLP can be found in the following pages.

INDEPENDENT AUDITORS' FEES AND SERVICES

Pre-Approval Policy

The Audit and Oversight Committee has a formal policy delineating its responsibilities for reviewing and approving, in advance, all audit, audit-related, tax, and other services of the independent auditors. As such, the Audit and Oversight Committee is responsible for the audit fee negotiations associated with the Company's retention of independent auditors.

The Audit and Oversight Committee is committed to ensuring the independence of the auditors, both in appearance as well as in fact. In order to assure continuing auditor independence, the Audit and Oversight Committee periodically considers whether there should be a regular rotation of the independent external audit firm. In addition, the Audit and Oversight Committee is directly involved in the selection of Deloitte & Touche LLP's lead audit partner.

Under the pre-approval policy, before engagement of the independent auditors for the next year's audit, the independent auditors will submit (1) a description of all services anticipated to be rendered, as well as an estimate of the fees for each of the services, for the Audit and Oversight Committee to approve, and (2) written confirmation that the performance of any non-audit services is permissible and will not impact the firm's independence. Annual pre-approval will be deemed effective for a period of twelve months from the date of pre-approval, unless the Audit and Oversight Committee specifically provides for a different period. A fee level will be established for all permissible, pre-approved non-audit services. Any additional audit service, audit-related service, tax service, and other service must also be pre-approved.

The Audit and Oversight Committee delegated pre-approval authority to the Committee's Chair. The Audit and Oversight Committee Chair is required to report any pre-approval decisions at the next scheduled Audit and Oversight Committee meeting. Under the pre-approval policy, the Audit and Oversight Committee may not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

Under the pre-approval policy, prohibited non-audit services are services prohibited by the SEC or by the Public Company Accounting Oversight Board (United States) to be performed by the Company's independent auditors. These services include: bookkeeping or other services related to the accounting records or financial statements of the Company; financial information systems design and implementation; appraisal or valuation services; fairness opinions or contribution-in-kind reports; actuarial services; internal audit outsourcing services; management functions, or human resources, broker-dealer, investment advisor or investment banking services; legal services and expert services unrelated to the audit; services provided for a contingent fee or commission; and services related to planning, marketing, or opining in favor of the tax treatment of a confidential transaction or an aggressive tax position transaction that was initially recommended, directly or indirectly, by the independent auditors. In addition, the Audit and Oversight Committee has determined that the independent auditors may not provide any services, including personal financial counseling and tax services, to any officer or other employee of the Company who serves in a financial reporting oversight role or to the Audit and Oversight Committee chair or to an immediate family member of these individuals, including spouses, spousal equivalents, and dependents.

Fee Table

The following table shows the fees, all of which were approved by the Audit and Oversight Committee, for professional audit services provided by Deloitte & Touche LLP for the audit of the annual financial statements of the Company and its subsidiaries for fiscal years 2023 and 2022, and fees for other services rendered during those periods. No fees were paid to Deloitte & Touche LLP pursuant to the "de minimus" exception to the pre-approval policy permitted under the Securities Exchange Act of 1934, as amended.

	2023	**2022**
Audit Fees [1]	$ 6,499,633	$ 5,599,442
Audit-Related Fees [2]	148,761	575,410
Tax Fees [3]	224,533	125,916
All Other Fees [4]	3,790	3,790
Total	$ 6,876,717	$ 6,304,558

1. *Audit Fees* consist of fees for professional services rendered in connection with the audits of: (1) the annual financial statements of the Company and its subsidiaries, (2) the effectiveness of internal control over financial reporting, and (3) with other non-recurring audit work. This category also includes reviews of financial statements included in Form 10-Q filings of the Company and its subsidiaries and services provided in connection with statutory and regulatory filings or engagements.

2. *Audit-Related Fees* consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees".

3. *Tax Fees* consist of fees for professional services rendered with respect to federal and state tax compliance and tax advice. This can include preparation of tax returns, claims for refunds, payment planning, and tax law interpretation.

4. *All Other Fees* consist of costs for certain employees to attend accounting/tax seminars hosted by Deloitte & Touche LLP plus the subscription cost for the use of a Deloitte & Touche LLP accounting research tool.

AUDIT AND OVERSIGHT COMMITTEE REPORT

The Audit and Oversight Committee, which is comprised solely of independent directors, oversees the integrity of the financial reporting process on behalf of the Board of WEC Energy Group, Inc. In addition, the Audit and Oversight Committee oversees compliance with legal and regulatory requirements. The Audit and Oversight Committee operates under a written charter approved by the Board, which can be found in the "Governance" section of the Company's website at wecenergygroup.com.

The Audit and Oversight Committee is also directly responsible for the appointment, compensation, retention, and oversight of the Company's independent auditors, as well as the oversight of the Company's internal audit function.

In order to assure continuing auditor independence, the Audit and Oversight Committee periodically considers whether there should be a regular rotation of the independent external audit firm. For 2024, the Audit and Oversight Committee has appointed Deloitte & Touche LLP to remain as the Company's independent auditors, subject to stockholder ratification. The members of the Audit and Oversight Committee and other members of the Board believe that the continued retention of Deloitte & Touche LLP to serve as the Company's independent external auditor is in the best interests of the Company and its stockholders.

The Audit and Oversight Committee is directly involved in the selection of Deloitte & Touche LLP's lead audit partner in conjunction with a mandated rotation policy and is also responsible for audit fee negotiations with Deloitte & Touche LLP.

Management is responsible for the Company's financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and the system of internal controls and procedures designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws and regulations. The Company's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and issuing a report thereon.

The Audit and Oversight Committee held five meetings during 2023. Meetings are designed to facilitate and encourage open communication among the members of the Audit and Oversight Committee, management, the internal auditors, and the Company's independent auditors, Deloitte & Touche LLP. During these meetings, we reviewed and discussed with management, among other items, the Company's unaudited quarterly and audited annual financial statements and the system of internal controls designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws.

We have reviewed and discussed with management and the Company's independent auditors the Company's audited consolidated financial statements and related footnotes for the fiscal year ended December 31, 2023, and the independent auditor's report on those financial statements. Management represented to us that the Company's financial statements were prepared in accordance with generally accepted accounting principles. Deloitte & Touche LLP presented the matters required to be discussed with the Audit and Oversight Committee by PCAOB Auditing Standard No. 1301, Communications with Audit Committees. This review included a discussion with management and the independent auditors about the quality of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures in the Company's financial statements, as well as the disclosures relating to critical accounting policies and the auditor's discussion about critical audit matters in its report on the audited consolidated financial statements.

In addition, we received from Deloitte & Touche LLP the written disclosures and correspondence relative to the auditors' independence, as required by applicable requirements of the PCAOB regarding Deloitte & Touche LLP's communications with the Audit and Oversight Committee concerning independence. The Audit and Oversight Committee discussed with Deloitte & Touche LLP its independence and also considered the compatibility of non-audit services provided by Deloitte & Touche LLP with maintaining its independence.

Based on these reviews and discussions, the Audit and Oversight Committee recommended to the Board that the audited financial statements be included in WEC Energy Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and filed with the Securities and Exchange Commission.

Respectfully submitted to WEC Energy Group stockholders by the Audit and Oversight Committee of the Board.

The Audit and Oversight Committee
Danny L. Cunningham, Committee Chair
Ave M. Bie
Maria C. Green
Thomas K. Lane
Glen E. Tellock

PROPOSAL 3: ADVISORY VOTE TO APPROVE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

What am I voting on?

Stockholders are being asked to approve, on an advisory basis, the compensation of the Named Executive Officers, as described in the Compensation Discussion and Analysis beginning on page P-42 and the Executive Compensation Tables beginning on page P-56.

Voting Recommendation:

✓ **FOR the advisory vote on Executive Compensation.**

The Compensation Committee takes seriously its role in the governance of the Company's compensation programs and values thoughtful input from stockholders. The Compensation Committee will take into account the outcome of this advisory vote when considering future executive compensation decisions.

Pursuant to Section 14A of the Exchange Act, the Company seeks your advisory vote on the approval of the compensation paid to our named executive officers (commonly referred to as "Say-on-Pay") as described in the Compensation Discussion and Analysis and the related tables included in this proxy statement. Approval, on a non-binding, advisory basis, of the compensation of the named executive officers requires the affirmative vote of a majority of the votes cast in person or by proxy at the 2024 Annual Meeting of Stockholders. Presuming a quorum is present, shares not voted, whether by broker non-vote, abstention, or otherwise, have no effect on the outcome of this matter. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation.

As described in the Compensation Discussion and Analysis on pages P-42 through P-55 of this proxy statement, the Compensation Committee has structured the Company's executive compensation program with the following objectives in mind:

- offer a competitive, performance-based plan;
- enable the Company to attract and retain key individuals;
- reward achievement of the Company's short-term and long-term goals; and
- align with the interests of the Company's stockholders and customers.

As described in this proxy statement, the Company believes that the compensation paid to our named executed officers in 2023 was well-tailored to achieve these objectives, tying a significant portion of total pay to performance and aligning the interests of the named executive officers with those of stockholders and customers. We encourage you to carefully review the Compensation Discussion and Analysis and related tables included in this proxy statement, which describe in greater detail WEC Energy Group's compensation philosophy and programs, as well as the 2023 compensation levels, in connection with approval of the following resolution:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in the Proxy Statement for the 2024 Annual Meeting of Stockholders."

Compensation Discussion and Analysis

The following discussion provides an overview and analysis of our executive compensation program, including the role of the Compensation Committee of our Board, the elements of our executive compensation program, the purposes and objectives of these elements, and the manner in which we established the compensation of our named executive officers ("NEOs") for fiscal year 2023.

References to "we," "us," "our," "Company," and "WEC Energy Group" in this discussion and analysis mean WEC Energy Group, Inc. and its management, as applicable.

EXECUTIVE SUMMARY

Overview

The primary objective of our executive compensation program is to provide a competitive, performance-based plan that enables the Company to attract and retain key individuals and to reward them for achieving both the Company's short-term and long-term goals without creating an incentive for our NEOs to take excessive risks. Our program has been designed to provide a level of compensation that is strongly dependent upon the achievement of short-term and long-term goals that are aligned with the interests of our stockholders and customers. To that end, a substantial portion of pay is at risk, and generally, the value will only be realized upon strong corporate performance.

We also value the input of our stockholders and recognize the increasing investor desire for companies to link environmental, social and governance factors to compensation. Environmental, social and governance initiatives are firmly entrenched in our executive compensation program. Since 2004, our performance metrics have included operational and social metrics, including those related to customer satisfaction, supplier and workforce diversity, and safety.

2023 Business Highlights

For an overview of the Company, see "An Energy Industry Leader" on page P-7. During 2023, the Company achieved solid results and continued to create long-term value for our stockholders and customers by focusing on the fundamentals of our business:

- World-class reliability
- Operating efficiency
- Employee safety
- Financial discipline
- Exceptional customer care
- Environmental stewardship

Commitment to Stockholder Value Creation. In 2023, WEC Energy Group again delivered solid earnings growth, generated strong cash flow, and increased the dividend for the 20th consecutive year. In January 2023, the Board raised the quarterly dividend 7.2% to $0.780 per share, equivalent to an annual rate of $3.12 per share. In January 2024, the Board again increased the quarterly dividend 7.0% to $0.835 per share, which is equivalent to an annual rate of $3.34 per share, in line with our plan to maintain a dividend payout ratio of 65% to 70% of earnings. The Company also turned in strong performances in customer satisfaction, safety and supplier and workforce diversity during 2023, while continuing to maintain effective cost controls throughout its operations.

ESG Progress Plan. We introduced our capital investment plan for efficiency, sustainability and growth, referred to as our ESG Progress Plan, in November 2020. Our plan, which we have updated annually since that time, calls for emission reductions, maintaining superior reliability, delivering significant long-term savings for customers and growing our investment in the future of energy. In November 2023, we announced our planned capital investment for the next five-year period (2024-2028) of the ESG Progress Plan, which we updated on February 1, 2024. We expect to invest approximately $23.7 billion over the five-year period in our regulated and non-utility energy infrastructure businesses, including approximately $7.0 billion of regulated renewable investment. We have already retired more than 1,900 megawatts (MW) of coal-fired generation since the beginning of 2018, and expect to retire approximately 1,800 MW of additional fossil-fueled generation by the end of 2031. By the end of 2030 we expect to use coal only as a backup fuel for the power we supply to our customers, and plan to eliminate coal as an energy source by the end of 2032.

In addition to our carbon dioxide emission reductions, we also continue to reduce our methane emissions by improving our natural gas distribution system. We have set a target across our natural gas distribution operations to achieve net-zero methane emissions by the end of 2030.

Other specific Company achievements for 2023 include:

2023 Financial Highlights

- Achieved fully diluted earnings per share and adjusted earnings per share of $4.22 and $4.63, respectively.*

- Returned approximately $984 million to WEC Energy Group stockholders through dividends.

- Announced largest 5-year capital plan in the Company's history.

Diluted Earnings Per Share



** For 2023, excludes a $0.41 per share non-cash charge to earnings related to the Illinois Commerce Commission's disallowance of certain capital costs. See Appendix A on page P-83 for a full reconciliation of non-GAAP measures.

2023 Performance Highlights

- Announced that we now plan to eliminate coal as an energy source by the end of 2032, three years earlier than previously planned.

- Ended 2023 with the most diverse leadership team in Company history.*

- Named one of America's greatest workplaces for diversity by Newsweek magazine.*

- Ranked number one in the nation for customer satisfaction in an independent survey of large commercial and industrial energy users.*

- Spent a record $333.7 million with diverse suppliers.*

- Achieved record employee safety performance based on DART-recordable injuries.*

- Added renewable gas into our natural gas distribution system for the first time.

* These measures are a component of our short-term incentive compensation program.

Long-Term Stockholder Returns

Over the past decade, WEC Energy Group has consistently delivered among the best total returns in the industry.

Five-Year Cumulative Return[***]



*** The Five-Year Cumulative Return Chart shows a comparison of the cumulative total return, assuming reinvestment of dividends, over the past five years had $100 been invested at the close of business on December 31, 2018. Changes were made to the Custom Peer Index Group. For information about the Custom Peer Index Group, including the changes made, see "Performance Graph" in the Company's 2023 Annual Report.

Total Stockholder Returns



Source: Bloomberg; assumes all dividends are reinvested and returns are compounded daily.

Consideration of 2023 Stockholder Advisory Vote and Stockholder Outreach

At the 2023 Annual Meeting of Stockholders, the Company's stockholders approved the compensation of our named executive officers, with 95.5% of the votes cast supporting the say-on-pay proposal. The Compensation Committee considered this outcome as well as the feedback received during meetings we again held with many of our institutional stockholders. During 2023, we communicated with stockholders representing approximately 42% of the Company's outstanding common stock about our environmental, social, governance and compensation practices. For additional information about our stockholder outreach efforts, see "Stockholder Engagement" beginning on page P-29. In light of the significant stockholder support our executive compensation program received in 2023 and the payout levels under our performance-based program for 2023, the Compensation Committee believes that the overall compensation program structure is competitive, aligned with our financial and operational performance goals, and in the best interests of the Company, stockholders, and customers.

COMPONENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

We have three primary elements of total direct compensation: (1) base salary; (2) annual incentive awards; and (3) long-term incentive awards consisting of a mix of performance units, stock options, and restricted stock. The Compensation Committee again retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant to advise the Compensation Committee with respect to our executive compensation program. The Compensation Committee generally relied upon the recommendations of FW Cook in its development of the 2023 program.

As shown in the charts below, 87% of Mr. Lauber's 2023 total direct compensation and an average of 82% of the other NEOs' 2023 total direct compensation was tied to Company performance and was not guaranteed.

CEO 2023 Total Direct Compensation Mix



Annual
Base Salary
13%
Long-Term
Equity
Incentive
51%
Annual Cash
Incentive
36%
Total Variable Incentive Pay 87%

Other NEOs 2023 Total Direct Compensation Mix



Annual
Base Salary
18%
Long-Term
Equity
Incentive
44%
Annual Cash
Incentive
38%
Total Variable Incentive Pay 82%

In addition to the components of total direct compensation identified above, our retirement programs are another important component of our compensation program.

This Compensation Discussion and Analysis contains a more detailed discussion of each of the above components for 2023, including FW Cook's recommendations with respect to each component.

Compensation Governance and Practices

The Compensation Committee annually reviews and considers the Company's compensation policies and practices to ensure our executive compensation program aligns with our compensation philosophy. Highlighted below is an overview of our current compensation practices.

What We Do

- Our compensation program focuses on key Company results (financial, safety, customer satisfaction, diversity) that are aligned with our strategic goals.
- A substantial portion of compensation is at risk and tied to Company performance.
- The compensation program has a long-term orientation aligned with stockholder interests.
- We include strong linkage to environmental, social and governance priorities in our compensation program.
- The Compensation Committee retains an independent compensation consultant to help design the Company's compensation program and determine competitive levels of pay.
- The Compensation Committee's independent compensation consultant reviews competitive employment market data from two general industry surveys and a comparison group of companies similar to WEC Energy Group.

- We have clawback policies that provide for the recoupment of incentive-based compensation.
- Annual incentive-based compensation contains multiple, pre-established performance metrics aligned with stockholder and customer interests.
- The 2023 Performance Unit Plan award payouts (including dividend equivalents) are based on the following measures selected by the Compensation Committee at the time of the award: 1) stockholder return as compared to an appropriate peer group, 2) authorized return on equity, and 3) price to earnings ratio as compared to an appropriate peer group.
- The Performance Unit Plan and the Omnibus Stock Incentive Plan require a separation from service following a change in control for award vesting to occur.

- Meaningful stock ownership levels are required for senior executives.
- Perquisites are reviewed annually by the Compensation Committee.
- Ongoing engagement with investors takes place to ensure that compensation practices are responsive to stockholder interests.
- We prohibit hedging and pledging of WEC Energy Group common stock.
- We prohibit entry into any new arrangements that obligate the Company to pay directly or reimburse individual tax liability for benefits provided by the Company.
- We prohibit repricing of stock options without stockholder approval.

Competitive Benchmarking

As a general matter, we believe the labor market for WEC Energy Group executive officers is consistent with that of general industry. Although we recognize our business is focused on the energy services industry, our goal is to have an executive compensation program that will allow us to be competitive in recruiting the most qualified candidates to serve as executive officers of the Company, including individuals who may be employed outside of the energy services industry. Further, in order to retain top performing executive officers, we believe our compensation practices must be competitive with those of general industry.

To confirm that our annual executive compensation is competitive with the market, FW Cook reviewed general industry executive compensation survey data obtained from WTW, formerly known as Willis Towers Watson, and Aon Radford. FW Cook also analyzed the compensation data from a peer group of 19 companies similar to WEC Energy Group in size and business model. The methodology used by FW Cook to determine the peer group of companies is described below.

FW Cook started with U.S. companies in the Standard & Poor's database, and then limited those companies to the same line of business as WEC Energy Group as indicated by the Global Industry Classification Standards. This list of companies was then further limited to companies with revenues between $2.8 billion and $25.6 billion (approximately one-third to three times the size of WEC Energy Group's revenues), and that were within a reasonable size range in various other measures such as operating income, total assets, total employees, and market capitalization. From this list, FW Cook selected companies similar in overall size to WEC Energy Group with consideration given to companies that met one or more of the following criteria:

- Diversified, technically sophisticated utility operations (e.g., multiple utilities, electric utilities); and
- Minimal non-regulated business.

These criteria resulted in a comparison group of 19 companies with median revenues and market capitalization of approximately $11.2 billion and $21.5 billion, respectively.

The comparison group utilized for purposes of 2023 compensation includes the same 19 companies as the previous year's comparison group, which are listed below.

- Alliant Energy Corporation
- Ameren Corporation
- American Electric Power Company
- CMS Energy Corporation
- CenterPoint Energy

- Consolidated Edison, Inc.
- Dominion Energy, Inc.
- DTE Energy Co.
- Edison International
- Entergy Inc.

- Evergy, Inc.
- Eversource Energy
- FirstEnergy Corp.
- NiSource Inc.
- PG&E Corporation

- PPL Corp.
- Pinnacle West Capital Corp.
- The Southern Company
- Xcel Energy Inc.

The Compensation Committee approved this comparison group.

DETERMINATION OF MARKET MEDIAN

In order to determine the "market median" for our NEOs, FW Cook recommended that the survey data from WTW and Aon Radford receive a 75% weighting and the comparison group of 19 companies receive a 25% weighting. The Compensation Committee agreed with this recommendation. The survey data received a higher weighting because we consider the labor market for our executives to be consistent with that of general industry. Using this methodology, FW Cook recommended, and the Compensation Committee approved, the appropriate market median for each of our NEOs.

The comparison of each component of compensation with the appropriate market median when setting the compensation levels of our NEOs generally drives the allocation of cash versus non-cash compensation and short-term versus long-term incentive compensation.

ANNUAL BASE SALARY

The annual base salary component of our executive compensation program provides each executive officer with a fixed level of annual cash compensation. We believe that providing annual cash compensation through a base salary is an established market practice and is a necessary component of a competitive compensation program.

Based upon the market data analyzed by FW Cook, we generally target base salaries to be at or near the market median for each NEO. However, the Compensation Committee may, in its discretion, set base salaries at a different amount when the Compensation Committee deems it appropriate.

Actual salary determinations are made taking into consideration factors such as the relative levels of individual experience, performance, responsibility, market compensation data and contribution to the results of the Company's operations. At the beginning of each year, our CEO develops a list of goals for WEC Energy Group and our employees to achieve during the upcoming year. The Compensation Committee takes the Company's performance against these goals into consideration when establishing our CEO's and Executive Chairman's compensation for the upcoming year. Our CEO undertakes a similar process with the other NEOs, who develop individual goals related to the achievement of the Company's goals. At the end of the year, each officer's performance is measured against these goals. The CEO and Executive Chairman discuss these results and based on this performance assessment, a compensation recommendation is made to the Compensation Committee for the upcoming year for each executive officer.

2023 Salary Determination Process

Mr. Lauber's 2023 annual base salary was set at $1,076,303, an increase of 5.0% over his 2022 base salary.

In October 2020, Mr. Klappa entered into a letter agreement to serve as Executive Chairman until May 2024. This agreement provides that Mr. Klappa's compensation will be determined in the same manner and subject to the same timing as the Compensation Committee utilizes for all other NEOs. As a result, Mr. Klappa's 2023 base salary was set at $1,183,291 by the Compensation Committee, an increase of 5.0% over his 2022 base salary. Pursuant to a new letter agreement entered into in November 2023, Mr. Klappa will continue to serve as Executive Chairman until the 2024 Annual Meeting of Stockholders, at which time he will transition to Non-Executive Chairman. Mr. Klappa's base salary will be prorated for the portion of the year that he serves as Executive Chairman. For information about Mr. Klappa's compensation as Non-Executive Chairman, see "Director Compensation" on page P-37.

With respect to the 2023 base salaries of Mmes. Liu and Kelsey, and Mr. Garvin, in December 2022, recommendations were made to the Compensation Committee based upon a review of the market compensation data provided by FW Cook and the other factors described above. The Compensation Committee approved the recommendations, which represented an average increase in annual base salary of approximately 4.3%. The annual base salary of each NEO was at or near the market median.

ANNUAL CASH INCENTIVE COMPENSATION

We provide annual cash incentive compensation through our Short-Term Performance Plan ("STPP"). The STPP provides for annual cash awards to our executive officers and other key employees based upon the achievement of pre-established stockholder-, customer- and employee-focused objectives. All payments under the STPP are at risk. Payments are made only if performance goals are achieved, and awards may be less or greater than targeted amounts based upon actual performance. Payments under the STPP are intended to reward achievement of short-term goals that contribute to stockholder and customer value, as well as individual contributions to successful operations.

2023 Target Awards. Each year, the Compensation Committee approves a target level of compensation under the STPP for each of our NEOs. This target level of compensation is expressed as a percentage of base salary.

The year-end 2023 target awards for each NEO are set forth in the chart below.

Executive Officer	Target STPP Award as a Percentage of Base Salary
Mr. Lauber	140%
Ms. Liu	80%
Mr. Klappa	140%
Ms. Kelsey	75%
Mr. Garvin	70%

The target award levels of each NEO reflect median incentive compensation practices as indicated by the market data.

For 2023, the possible payout for any NEO ranged from 0% of the target award to 210% of the target award, based upon Company performance.

Supporting Business Fundamentals and Environmental, Social and Governance Commitments. The financial, operational and social goals established under the STPP are linked to key objectives that support the Company's sustainability.

Delivering a cleaner energy future is one of the fundamentals of our business and a major focus of the Company's capital plan. The Compensation Committee assesses management's performance in achieving long-term strategic sustainability goals through the execution of the Company's capital spending plan. Our ability to fund the capital plan, which we were able to do without issuing equity through 2023, has been directly linked with our ability to consistently deliver on the Company's financial plan, which includes meeting the financial goals established under the STPP. These financial measures, which are discussed in more detail below, are key performance indicators underlying our NEOs' incentive compensation, linking achievement of the Company's long-term strategy through our focus on short-term priorities. In order to help fund the incremental growth in our new 5-year capital plan (2024-2028), we plan to issue new equity through our stock purchase and dividend reinvestment plan, benefit plans, and an at-the-market program, which we believe will continue to support our ability to deliver on the Company's financial plan.

The operational and social goals established under the STPP are tied to achievement of strategic objectives, which include a focus on customer satisfaction, employee safety, and workforce and supplier diversity.

2023 Financial Goals under the STPP. The Compensation Committee adopted the 2023 STPP with a continued focus on financial results. In December 2022, the Compensation Committee approved WEC Energy Group's earnings per share (75% weight) and cash flow (25% weight) as the primary performance measures to be used in 2023. We continue to believe earnings per share and cash flow are key indicators of financial strength and performance, and are recognized as such by the investment community.

In January 2023, the Compensation Committee approved the performance goals under the STPP for WEC Energy Group's earnings per share as set forth in the chart below.

Earnings Per Share Performance Goal	Earnings Per Share CAGR	Payout Level
$4.56	5.8%	25%
$4.57	6.0%	50%
$4.58	6.3%	100%
$4.60	6.7%	135%
$4.62	7.2%	200%

If the Company's performance falls between these levels, the payout level with respect to earnings per share is determined by interpolating on a straight line basis the appropriate payout level.

At the time the Compensation Committee established the earnings per share performance goals for 2023, the Company's 5-year growth plan called for a compound annual growth rate ("CAGR") in earnings per share of 6.5% to 7.0% over that period, measured off a 2022 base of $4.31 per share, which represented the mid-point of the original 2022 annual earnings guidance. We believe that achievement of our projected CAGR, plus our continued growth in dividends, supports a premium valuation as compared to the Company's peers. The Compensation Committee recognized that achievement of earnings per share within the Company's 2023 guidance range of $4.58 to $4.62 per share would be in-line with meeting the Company's 5-year CAGR growth plan. Therefore, the Committee tied the target (100%) and maximum payout levels (200%) to 6.3% and 7.2% CAGRs, respectively, which would equate to earnings per share at the low and high ends of the Company's 2023 guidance range. The above-target payout level was tied to achievement of a 6.7% CAGR, or earnings per share of $4.60, the mid-point of the Company's guidance range.

In January 2023, the Compensation Committee approved the performance goals under the STPP for WEC Energy Group's cash flow as set forth in the chart below ($ in millions).

Cash Flow	Payout Level
$1,950	25%
$2,000	50%
$2,050	100%
$2,100	135%
$2,175	200%

If the Company's performance falls between these levels, the payout level with respect to cash flow is determined by interpolating on a straight-line basis the appropriate payout level.

The Compensation Committee based the cash flow performance level goals on WEC Energy Group's "net cash provided by operating activities" and adjusting for certain accruals and other items related to capital spending as well as proceeds from asset sales ("Adjusted Cash From Operations"). GAAP requires the accruals and other items to be recorded as part of cash from operations, but management views them as related to the Company's capital expenditure program. Therefore, the Compensation Committee excludes these items when measuring the Company's cash flow performance. Management invests the cash received from asset sales into the Company, incurring operation and maintenance ("O&M") costs. Because the O&M costs are recorded in "net cash provided by operating activities" on the cash flow statement, for purposes of measuring cash flow performance, the Compensation Committee determined that the cash received to fund those costs should also be treated as cash from operations. Pursuant to GAAP, proceeds from asset sales are recorded as part of net cash used in/provided by investing activities. The Compensation Committee believes that basing the cash flow performance goals on Adjusted Cash From Operations provides a more accurate measurement of the cash generated by the Company's operations that is available for capital investment, which is the Company's primary driver for earnings growth, and to fund O&M. Adjusted Cash From Operations is not a measure of financial performance under GAAP, and the Company's calculation may differ from similarly titled measures used by other companies or securities rating agencies.

2023 Financial Performance under the STPP. In January 2024, the Compensation Committee reviewed our actual performance for 2023 against the financial, operational and social performance goals established under the STPP, subject to final audit.

WEC Energy Group's 2023 financial performance satisfied the maximum payout level established for earnings per share and cash flow. WEC Energy Group's earnings per share on a GAAP basis were $4.22 for 2023, which includes a $0.41 per share non-cash charge to earnings related to the Illinois Commerce Commission's (the "ICC") disallowance of $178.9 million of previously incurred capital costs as part of its decisions in the rate cases of the Company's Illinois utilities. Excluding this charge, WEC Energy Group's adjusted earnings per share were $4.63. The ICC's disallowance of previously incurred capital costs is highly unusual and not indicative of WEC Energy Group's operating performance. As a result, the Compensation Committee determined that the Company's performance against the earnings per share targets should be measured using adjusted earnings per share. WEC Energy Group's cash flow, based on Adjusted Cash From Operations, was $3,032.0 million. In addition, our cash flow result is not a measure of financial performance under GAAP.

By satisfying the maximum payout level with respect to these financial measures, the NEOs earned 200% of the target award from the financial goal component of the STPP.

2023 WEC Energy Group Operational and Social Performance Goals under the STPP. In December 2022 and January 2023, the Compensation Committee also approved operational and social performance measures and targets under the STPP that promote certain of the Company's priorities. The Compensation Committee identified commitment to customer satisfaction, supplier and workforce diversity, and safety as critical to the success of the Company. For that reason, annual incentive awards could be increased or decreased by up to 10% based upon WEC Energy Group's performance in the areas of customer satisfaction (5% weight), safety (2.5% weight), and supplier and workforce diversity (2.5% weight).

The Compensation Committee measures customer satisfaction levels based upon the results of surveys that an independent third party conducts of customers who had direct contact with our utilities during the year, which measure (i) customers' satisfaction with the respective utility overall, and (ii) customers' satisfaction with respect to the particular transactions with the applicable utility.

Safety is measured based upon performance against the number of lost-time injuries and Days Away, Restricted or Transferred ("DART") recordable incidents. DART is a metric that focuses on the more significant injuries and measures how many workplace injuries and illnesses resulted in employees missing work, required restricted work activities or resulted in job transfers. Using this measure is consistent with the trend in the Company's industry to focus safety practices and efforts on preventing the most severe injuries.

The operational performance measures are based upon recommendations from management and take into consideration both current-year performance and our longer-term objective of achieving top quartile performance of all of our principal utilities. The Compensation Committee reviews management's recommendations and may make adjustments to the performance measures if it determines changes are necessary. The following table provides the operational and social goals approved by the Compensation Committee for 2023, as well as WEC Energy Group's performance against these goals:

Operational Measure	Below Goal	Goal	Above Goal	Final Result
Customer Satisfaction Percentage of "Highly Satisfied":	-5.00%	0.00%	+5.00%	
Company	<79.5%	79.5% - 82.3%	>82.3%	82.8%
Transaction	<82.1%	82.1% - 84.3%	>84.3%	85.5%
Safety:	-2.50%	0.00%	+2.50%	
DART-recordable injuries	>126	71 - 126	<71	70
Lost-time injuries	>48	24 - 48	<24	31
Diversity:	-2.50%	0.00%	+2.50%	
Supplier ($ in Millions)	<193.0	193.0 - 252.0	>252.0	333.7
Workforce - Assessment	Not Met	Met	Exceeded	Exceeded

WEC Energy Group's performance against the customer satisfaction, safety and diversity goals generated an 8.75% increase to the compensation awarded under the STPP for 2023. With respect to the safety goals, performance against the goals for DART recordable injuries generated a 1.25% increase while performance against the lost-time injury goals did not increase or decrease the compensation awarded.

The Compensation Committee retains the right to exercise discretion in adjusting awards under the STPP when it deems appropriate, but did not factor individual contributions into determining the amount of the awards for the NEOs for 2023. Because the Company's performance against the financial, operational and social goals resulted in significant STPP awards in 2023, the Compensation Committee determined that no further adjustments based upon individual contributions or otherwise were appropriate.

Based upon the Company's performance against the financial, operational and social goals established by the Compensation Committee, Mr. Lauber received annual incentive cash compensation under the STPP of $3,145,494 for 2023. This represented 290% of his annual base salary. Mmes. Liu and Kelsey, and Messrs. Klappa and Garvin, each received annual cash incentive compensation for 2023 under the STPP equal to 166%, 155%, 290%, and 144% of their respective annual base salaries, representing 208.75% of the target award for each officer.

LONG-TERM INCENTIVE COMPENSATION

The Compensation Committee administers our WEC Energy Group Omnibus Stock Incentive Plan, amended and restated, effective as of May 6, 2021 (the "OSIP"), which is a stockholder-approved, long-term incentive plan designed to link the interests of our executives and other key employees to creating long-term stockholder value. It allows for various types of awards tied to the performance of our common stock, including stock options, stock appreciation rights, and restricted stock. The Compensation Committee also administers the WEC Energy Group Performance Unit Plan, under which the Compensation Committee may award performance units. The Compensation Committee primarily uses (1) performance units, including dividend-equivalents, (2) stock options, and (3) restricted stock to deliver long-term incentive opportunities.

Performance Units. Each year, the Compensation Committee makes annual grants of performance units under the performance unit plan. The performance units are designed to provide a form of long-term incentive compensation that aligns the interests of management with those of a typical utility stockholder who is focused not only on stock price appreciation but also on dividends. On December 1, 2022, the Compensation Committee amended and restated the Performance Unit Plan, effective as of January 1, 2023 (the "Amended PUP"). After consulting with FW Cook, the Compensation Committee determined that changes to the plan were necessary in order to achieve our compensation philosophy and offer a competitive compensation package. The prior version of the performance unit plan (the "Prior PUP") provided for a singular, relative measure and had a maximum vesting percentage lower than our compensation peer group. Under the Amended PUP, the Compensation Committee has greater flexibility when establishing the number and type of performance measures, and the maximum vesting percentage results in a more competitive compensation package.

Pursuant to the Amended PUP, performance units will vest based upon the Company's performance during a three-year period against one or more performance measures selected by the Compensation Committee at the beginning of the performance period. The Compensation Committee may determine achievement of a performance measure on an annual basis or over the entire three-year performance period. The Compensation Committee will determine the vesting percentages of the performance units, and performance measures may have the same or different weightings with respect to performance unit vesting. Achievement within a performance measure may be determined based upon the Company's rank in comparison to a peer group of companies or by reaching stated levels of performance. The Compensation Committee will also select the target(s) for each performance measure and the potential impact to the vesting percentage based on achievement of the performance measure(s) relative to the selected target(s). In no event will the vesting percentage over the three-year performance period be less than zero or more than 200%.

The Amended PUP governs the terms of performance units starting with the 2023 award. The performance units awarded in January 2021 and 2022 were awarded under the Prior PUP, the terms of which are described herein.

All performance units are settled in cash.

Short-Term Dividend Equivalents. Pursuant to the terms of the Amended PUP, we increase the number of unvested performance units as of any date that we declare a cash dividend on our common stock by the amount of short-term dividend equivalents a participant is entitled to receive. Short-term dividend equivalents are calculated by multiplying (a) the number of unvested performance units held by a plan participant as of the related dividend record date by (b) the amount of cash dividend payable by the Company on a share of common stock; and (c) dividing the result by the closing price for a share of the Company's common stock on the dividend payment date. In effect, short-term dividend equivalents are credited and accumulated as reinvested dividends on each performance unit so that the performance units and accumulated dividends will be paid out at the end of the three-year performance period, rather than paying out the dividend equivalents annually on unearned performance units.

Short-term dividend equivalents are treated as additional unvested performance units and are subject to the same vesting, forfeiture, payment, termination, and other terms and conditions as the original performance units to which they relate. In addition, outstanding short-term dividend equivalents are treated as unvested performance units for purposes of calculating future short-term dividend equivalents.

Stock Options. Each year, the Compensation Committee also makes annual stock option grants as part of our long-term incentive program. These stock options have an exercise price equal to the fair market value of our common stock on the date of grant and expire on the 10th anniversary of the grant date. Since management benefits from a stock option award only to the extent our stock price appreciates above the exercise price of the stock option, stock options align the interests of management with those of our stockholders in attaining long-term stock price appreciation.

Restricted Stock. The Compensation Committee also awards restricted stock as part of the long-term incentive plan, consistent with market practice. Similar to performance units, restricted stock aligns the interests of management with a typical utility stockholder who is focused on stock price appreciation and dividends.

Aggregate 2023 Long-Term Incentive Awards. Generally, when establishing the target value of long-term incentive awards and the appropriate mix of performance units, stock options, and restricted stock for each NEO, the Compensation Committee reviews the market compensation data and analysis provided by FW Cook. After considering FW Cook's analysis, for 2023 the Compensation Committee determined that the long-term incentive awards would be weighted 65% performance units, 20% stock options, and 15% restricted stock for the NEOs, other than Mr. Klappa. These weightings also apply to all other eligible employees. Target values also were presented to and approved by the Compensation Committee in December 2022.

Consistent with prior years, the Compensation Committee determined that Mr. Klappa's 2023 long-term incentive award would be weighted 25% performance units, 15% stock options, and 60% restricted stock. Mr. Klappa's tenure as the Company's Executive Chairman is scheduled to end in May 2024. Therefore, after consultation with FW Cook, the Compensation Committee again determined that there should not be any changes to the mix of Mr. Klappa's long-term awards.

Based upon the market data provided by FW Cook, we customarily target the long-term incentive award to be at or near the market median value of long-term incentive compensation for each executive officer's position. All of the NEOs' long-term incentive awards were within this target range for 2023. The following provides the 2023 target long-term incentive award value for each NEO:

Executive Officer	Target LTI Award as a Percentage of Base Salary
Mr. Lauber	414%
Ms. Liu	240%
Mr. Klappa	350%
Ms. Kelsey	160%
Mr. Garvin	160%

Effective for the 2024 long-term incentive awards, the Compensation Committee adjusted the weighting of the awards. Performance units will continue to be weighted 65% and restricted stock and stock options will be weighted 20% and 15%, respectively. After considering FW Cook's market compensation and data analysis, the Compensation Committee determined this weighting was more closely aligned with current market trends.

2023 Stock Option Grants. In December 2022, the Compensation Committee approved the grant of stock options to each of our NEOs and established an overall pool of options that were granted to approximately 165 other employees. The annual option grants to the NEOs were made effective January 3, 2023, the first trading day of 2023.

All such options were granted with an exercise price equal to the average of the high and low prices reported on the NYSE for shares of WEC Energy Group common stock on the grant date. The January 2023 options were granted in accordance with our standard practice of making annual stock option grants effective on the first trading day of each year, and the timing of all of the grants was not tied to the timing of any release of material information.

All 2023 stock options have a term of 10 years and vest 100% on the third anniversary of the date of grant. The vesting of the stock options may be accelerated in connection with a termination of employment due to a change in control or an executive officer's termination of employment under certain circumstances. See "Potential Payments upon Termination or Change in Control" beginning on page P-66 for additional information. Subject to the limitations of the OSIP, the Compensation Committee has the power to amend the terms of any option (with the participant's consent). However, without stockholder approval, the Committee may not reduce the exercise price of existing options or cancel outstanding options in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options.

For purposes of determining the appropriate number of options to grant to a particular NEO, the value of an option was determined based upon the Black-Scholes option pricing model. The following table provides the number of options granted to each NEO in 2023:

Executive Officer	Options Granted
Mr. Lauber	46,270
Ms. Liu	19,855
Mr. Klappa	32,255
Ms. Kelsey	10,070
Mr. Garvin	8,965

2023 Restricted Stock Awards. In December 2022, the Compensation Committee also approved the grant of restricted stock to each of our NEOs and established an overall pool of restricted stock that was granted to approximately 165 other employees. The grants were made effective January 3, 2023.

Other than the shares granted to Mr. Klappa, the restricted stock vests in three equal annual installments beginning on the one year anniversary of the applicable grant date. The shares of restricted stock granted to Mr. Klappa vest in full on the one year anniversary of the grant date, consistent with the restricted stock awards he has received each year since returning to the Company. In light of

Mr. Klappa's expected tenure as Executive Chairman, and after consultation with FW Cook, the Compensation Committee again determined not to make any changes to the vesting schedule.

Subject to very limited exceptions, restricted stock awarded to the Company's executive officers, including the NEOs, is subject to a minimum one-year holding period following the vesting date. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability, or by action of the Compensation Committee. See "Potential Payments upon Termination or Change in Control" beginning on page P-66 for additional information. Tax withholding obligations related to vesting may be satisfied, at the option of the executive officer, by withholding shares otherwise deliverable upon vesting or by cash. The NEOs have the right to vote the restricted stock and to receive cash dividends when the Company pays a dividend to its stockholders.

For purposes of determining the appropriate number of shares of restricted stock to grant to a particular NEO, the Compensation Committee used a value of $96.496 per share. This value was based upon the volume-weighted price of WEC Energy Group's common stock for the ten trading days beginning on December 1, 2022, and ending on December 14, 2022. The Compensation Committee uses the volume-weighted price for annual awards in order to minimize the impact of day-to-day volatility in the stock market.

The measurement period is customarily early- to mid-December for annual awards in order to shorten the timeframe between the calculation of the awards and the actual grant date. The following table provides the number of shares of restricted stock granted to each NEO in 2023:

Executive Officer	Restricted Stock Granted
Mr. Lauber	6,926
Ms. Liu	2,972
Mr. Klappa	25,751
Ms. Kelsey	1,507
Mr. Garvin	1,342

2023 Performance Units. In December 2022, the Compensation Committee approved the grant of performance units to each of our NEOs and approved a pool of performance units that were granted to approximately 165 other employees.

The Compensation Committee believes that the performance measures selected in accordance with the terms of the Amended PUP should link the interests of our executives to creating long-term stockholder value. Therefore, the measures chosen by the Committee, discussed in more detail below, balance critical operating metrics with the delivery of strong stockholder returns.

With respect to the 2023 performance units, the amount of the benefit that ultimately vests will be dependent upon 1) the Company's total stockholder return over the three-year period ending December 31, 2025, as compared to the total stockholder return of the custom peer group described below (55% weight), and 2) the weighted average authorized return on equity ("ROE") of all WEC Energy Group's utility subsidiaries for the three-year performance period (45% weight). Pro-rata adjustments will be made to account for any changes to authorized ROE approved by the relevant public service commissions during the performance period. In addition, the Compensation Committee may increase the ultimate vesting percentage based upon the Company's price to earnings ("P/E") ratio, ranked in comparison to the same custom peer group, as determined at the end of the three-year performance period.

Upon vesting, the performance units will be settled in cash in an amount determined by multiplying the number of performance units that have vested by the closing price of the Company's common stock on the last trading day of the performance period.

The 2023 performance unit peer group against which WEC Energy Group's performance will be measured includes:

- Alliant Energy Corporation
- Ameren Corporation
- American Electric Power Company
- CenterPoint Energy, Inc.
- CMS Energy Corporation
- Consolidated Edison, Inc.
- Dominion Energy, Inc.
- DTE Energy Co.
- Duke Energy Corp.
- Evergy, Inc.
- Eversource Energy
- Exelon Corporation
- FirstEnergy Corp.
- NiSource Inc.
- OGE Energy Corp.
- Pinnacle West Capital Corp.
- PPL Corporation
- The Southern Company
- Xcel Energy Inc.

The peer group is chosen by the Compensation Committee, based upon management's recommendation and with the concurrence of FW Cook. This peer group was chosen because we believe these companies are similar to WEC Energy Group in terms of business model, long-term strategies and risk profile, with a primary focus on regulated utility operations rather than a non-regulated business model. There is significant overlap between the performance unit peer group and the comparison group developed by FW Cook for purposes of benchmarking compensation levels. However, there are several companies that are different among the two groups because FW Cook places significant weight on the financial metrics of the companies included in its comparison group, whereas we focus more on operational measures for the performance unit peer group.

In December 2022, the Compensation Committee determined that Edison International ("EIX") was no longer an appropriate peer comparison and approved the removal of EIX from the custom peer group for the 2023 performance unit awards. EIX is a public utility holding company whose primary operating subsidiary sells and delivers electricity to customers located in Southern California. As a result, EIX is subject to a significantly increased financial risk than the Company from wildfires and other natural disasters.

Also in December 2022, the Compensation Committee added CenterPoint Energy, Exelon Energy and PPL Energy into the peer group for the 2023 performance unit awards. Each of these companies had completed various transactions to shift their business models towards more fully-regulated utility operations making them more comparable to WEC.

Under the Amended PUP, total stockholder return is the calculation of total return (stock price appreciation plus reinvestment of dividends) based upon an initial investment of $100 made at the beginning of the three-year performance period. The required percentile ranking for 3-year total stockholder return and the applicable vesting percentage are set forth in the chart below.

Performance Percentile Rank	Vesting Percent
< 25th Percentile	0%
25th Percentile	25%
Target (50th Percentile)	100%
85th Percentile or above	200%

If the Company's rank is between the benchmarks identified above, the vesting percentage will be determined by interpolating on a straight line basis the appropriate vesting percentage.

In determining the total payout, achievement of this performance metric will receive 55% weight.

The ROE target is based upon a formulaic calculation that varies each year based on our past and planned investments among our utilities, as well as each utility's authorized ROE. For the 2023 performance unit awards, the ROE targets and corresponding payout levels were set as follows for 2023:

If Actual Earned ROE is	Payout Percentage
≥ 9.50%	200%
9.35%	100%
9.20%	25%
< 9.20%	0%

If the Company's performance falls between these levels, the payout percentage is determined by interpolating on a straight line basis the appropriate vesting percentage. In determining the total payout, the final award will be based on the average of the payout percentage achieved in each year of the three-year performance period and will receive 45% weight.

At the end of the three-year performance cycle, the Compensation Committee may increase the total vesting percentage based upon the Company's P/E ratio, as compared to the peer group described above. In no event will the vesting percentage over the three-year performance period be more than 200%. For the 2023 performance unit awards, the target P/E ratio and potential adjustments are as follows:

Quartile Rank	Additional Percentage
1st Quartile	25%
2nd Quartile	15%
Below 2nd Quartile	0%

A P/E ratio below the 2nd quartile would likely indicate a significant drop in WEC Energy Group's stock price, driving a lower vesting percentage with respect to the total stockholder return component of the awards. Therefore, the Compensation Committee determined that the Company's performance against the P/E ratio measure should not result in a further decrease of the final award.

Unvested performance units generally are immediately forfeited upon a NEO's cessation of employment with WEC Energy Group prior to completion of the three-year performance period. However, the performance units will vest immediately at the target 100% rate upon the termination of the NEO's employment (1) by reason of disability or death or (2) after a change in control of WEC Energy Group. In addition, a prorated number of performance units (based upon the target 100% rate) will vest upon the termination of employment of the NEO by reason of retirement prior to the end of the three-year performance period.

For purposes of determining the appropriate number of performance units to grant to a particular NEO, the Compensation Committee used a value of $96.496 per unit, the same value used for the 2023 restricted stock granted in January 2023.

The following table provides the number of performance units granted to each NEO in 2023, at the 100% target level:

Executive Officer	Performance Units Granted
Mr. Lauber	30,015
Ms. Liu	12,880
Mr. Klappa	10,730
Ms. Kelsey	6,535
Mr. Garvin	5,815

2023 Payouts under Long-Term Incentive Awards Granted in 2021. The Compensation Committee granted performance unit awards to participants in the Prior PUP in 2021. The ultimate vesting amount of the 2021 performance unit awards is dependent upon the Company's total stockholder return over the three-year period ending December 31, 2023, as compared to the total stockholder return of the 2021 performance unit peer group which included the following: Alliant Energy Corporation; Ameren Corporation; American Electric Power Company; CMS Energy Corporation; Consolidated Edison; DTE Energy Corporation; Duke Energy Corp.; Edison International; Evergy, Inc.; Eversource Energy; FirstEnergy Corporation; NiSource, Inc.; OGE Energy Corporation; Pinnacle West Capital Corporation; The Southern Company; and Xcel Energy.

The required percentile ranking for the three-year stockholder return and the applicable vesting percentage are set forth in the chart below.

Performance Percentile Rank	Vesting Percent
< 25th Percentile	0%
25th Percentile	25%
Target (50th Percentile)	100%
75th Percentile	125%
90th Percentile	175%

If the Company's rank is between the benchmarks identified above, the vesting percentage is determined by interpolating on a straight line basis the appropriate vesting percentage. In addition, similar to the 2023 performance unit awards, the 2021 performance unit awards accumulate short-term dividend equivalents. See "Long-Term Incentive Compensation - Short-Term Dividend Equivalents" above for additional information.

WEC Energy Group's total stockholder return for the three-year performance period ended December 31, 2023 was at the 18.8th percentile of the peer group, resulting in no performance units vesting.

Pursuant to the terms of the Prior PUP, the vesting percentage of the performance units may be adjusted downwards or upwards based upon the Company's performance against an Additional Performance Measure, if any, selected by the Compensation Committee. The Additional Performance Measure for the 2021 and 2022 performance unit awards was the weighted average authorized ROE of all WEC Energy Group's utility subsidiaries. The Company's performance against this measure may decrease or increase the vesting percentage of the performance units up to 10% over the three-year performance period. Similar to the 2023 performance unit awards, the ROE target is based upon a formulaic calculation that varies each year based on our past and planned investments among our utilities, as well as each utility's authorized ROE. For the 2021 and 2022 performance unit awards, the ROE targets and potential adjustments for 2023 were set as follows:

If Actual Annual ROE is	The Annual Adjustment is	ROE Ranges
≤ 20 bp below the Authorized ROE	+ 3.33%	≥ 9.45%
21 - 30 bp below the Authorized ROE	0%	9.44% - 9.35%
> 30 bp below the Authorized ROE	(3.33)%	< 9.35%

WEC Energy Group's utility subsidiaries achieved a weighted average authorized ROE of 10.02% for 2023, which resulted in a 3.33% increase in the vesting percentage of the 2021 and 2022 performance unit awards. The actual authorized ROE for Peoples Gas and North Shore Gas was adjusted to include the impact of the ICC disallowance. This adjustment is reflected in the weighted average authorized ROE.

For the 2021 performance units, the cumulative three-year impact of the Company's performance against the Additional Performance Measure was a 10% increase in the vesting percentage of the performance units, which represents the total vesting level of the 2021 performance unit awards. The actual payouts were determined by multiplying the number of vested performance units by the closing price of our common stock ($84.17) on December 29, 2023, the last trading day of the performance period. The actual payout to each NEO is reflected in the "Option Exercises and Stock Vested for Fiscal Year 2023" table.

COMPENSATION RECOUPMENT POLICY

Pursuant to Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended ("Rule 10D-1") and NYSE Listed Company Manual Section 303A.14, the Compensation Committee has adopted a clawback policy (the "Clawback Policy") that provides for the recoupment of incentive-based compensation in the event WEC Energy Group is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Pursuant to the Clawback Policy, the Compensation Committee will recover from any current or former executive officer who has received incentive-based compensation during the three completed fiscal years immediately preceding the date on which the Board, or committee thereof, concludes (or reasonably should have concluded) that WEC Energy Group is required to prepare the accounting restatement, any portion of the incentive-based compensation paid in excess of what would have been paid to the executive officer under the restated financial results. In addition, the Company may also recover from any officer, including an executive officer, that is terminated for cause or that violates a noncompetition or other restrictive covenant, incentive-based compensation received within three years prior to such termination or violation. We believe that officers engaging in conduct that is fraudulent, harmful to the Company's reputation or otherwise materially violates the Company's policies would lead to "for cause" termination.

STOCK OWNERSHIP GUIDELINES

The Compensation Committee believes that an important adjunct to the long-term incentive program is significant stock ownership by officers who participate in the program, including the NEOs. Accordingly, the Compensation Committee has implemented stock ownership guidelines requiring officers who participate in the long-term incentive program to hold an amount of Company common stock and other equity-related Company securities that varies depending upon such officer's level.

In addition to shares owned outright, holdings of each of the following are included in determining compliance with our stock ownership guidelines: restricted stock; WEC Energy Group phantom stock units held in the Executive Deferred Compensation Plan and Non-Qualified Retirement Savings Plan; WEC Energy Group stock held in WEC Energy Group's 401(k) plans; and shares held in a brokerage account, jointly with an immediate family member or in a trust.

The guidelines require each executive officer, including the NEOs, to acquire (generally within five years of appointment as an executive officer) and hold common stock and other equity-related securities of the Company having a minimum fair market value ranging from 250% to 600% of base salary. The Compensation Committee believes these stock ownership guidelines discourage unreasonable risk-taking by Company officers.

During its annual review of the guidelines in October 2023, the Compensation Committee approved the removal of unvested performance units at target from the definition of stock holdings in order to align with evolving market guidelines which favor a narrower definition of stock ownership. The primary drivers in the Compensation Committee's decision include the fact that unvested performance units may not vest at target and the award is settled in cash, not stock. The Committee also determined executive officers, including the NEOs, will have five years to comply with these revised guidelines.

PROHIBITION ON HEDGING AND PLEDGING

WEC Energy Group's Corporate Securities Trading Policy prohibits Directors and active employees (including officers) or any of their designees from using any strategies or products (including derivatives, short-selling techniques, prepaid variable forward contracts, equity swaps, collars, and exchange funds) that hedge or offset, or are designed to hedge or offset, any potential changes in the value of WEC Energy Group's common stock. The policy applies to WEC Energy Group common stock granted to the employees or Directors by the Company as part of their compensation or held directly or indirectly by employees or Directors. The policy also prohibits the holding of WEC Energy Group securities in a margin account, as well as the pledging of WEC Energy Group securities as collateral for a loan.

LIMITED TRADING WINDOWS

Officers, including the NEOs, other identified employees, and the Company's Directors may only transact in WEC Energy Group securities during approved trading windows after satisfying mandatory pre-clearance requirements, or subject to a 10b5-1 trading plan approved and entered into during an open trading window.

RETIREMENT PROGRAMS

We also maintain retirement plans in which our NEOs participate: a defined benefit pension plan of the cash balance type, a supplemental pension plan, individual letter agreements with some of the NEOs, a 401(k) plan, and a non-qualified retirement savings plan. We believe our retirement plans are a valuable benefit in the attraction and retention of our employees, including the NEOs. We believe that providing a foundation for long-term financial security for our employees, beyond their employment with the Company, is a valuable component of our overall compensation program which will inspire increased loyalty and improved performance. For more information about our retirement plans, see "Pension Benefits at Fiscal Year-End 2023" and "Retirement Plans" beginning on page P-61.

OTHER BENEFITS, INCLUDING PERQUISITES

We provide our executive officers, including the NEOs, with employee benefits and a limited number of perquisites. Except as specifically noted elsewhere in this proxy statement, the employee benefits programs in which executive officers participate (which provide benefits such as medical coverage, retirement benefits, annual contributions to a qualified savings plan, and moving and relocation costs) are generally the same programs offered to substantially all of the Company's management employees.

The perquisites made available to executive officers include financial planning, membership in a service that provides health care and safety management when traveling outside the United States, reimbursement for expenses related to annual physical exam costs not covered by insurance, and limited spousal travel for business purposes. The Company also pays periodic dues and fees for club memberships for designated officers. Mr. Garvin is the only NEO eligible for the club membership perquisite.

We customarily review market data regarding executive perquisite practices on an annual basis. For 2023, the Compensation Committee again reviewed our package of perquisites with FW Cook and decided not to make any changes. WEC Energy Group has a legacy group of executives who are still eligible for gross-ups. We reimburse those executives for taxes paid on income attributable to the financial planning benefits provided to the executives only if the executive uses either of the Company's identified preferred providers, Annex Wealth Management or AYCO. We believe the use of the preferred financial advisers provides administrative benefits and eases communication between Company personnel and the financial advisers.

We pay periodic dues and fees for certain club memberships as we have found that the use of these facilities helps foster better customer and community relationships. Officers are expected to use clubs for which the Company pays dues primarily for business purposes. We do not pay any additional expenses incurred for personal use of these facilities, and officers are required to reimburse the Company to the extent that it pays for any such personal use. We do not permit personal use of the airplane available to the Company. We do allow spousal travel if an executive's spouse is accompanying the executive on business travel and the airplane is not fully utilized by Company personnel. There is no incremental cost to the Company for this travel, other than the reimbursement for taxes paid on imputed income attributable to the executives for this perquisite, as the airplane cost is the same regardless of whether or not an executive's spouse travels. Any tax reimbursement is subject to the Company's Tax Gross-Up Policy discussed below.

In addition, each of our executive officers is eligible to participate in an officer life insurance benefit. If an executive officer chooses to participate, upon such officer's death while employed by the Company, a benefit is paid to his or her designated beneficiary in an amount equal to the value of three times the officer's base salary at the time of death.

TAX GROSS-UP POLICY

The Compensation Committee adopted a formal policy that prohibits entry into any contract, agreement, or arrangement with any officer of the Company that obligates the Company to pay directly or reimburse the officer for any portion of the officer's individual tax liability for benefits provided by the Company. Excluded from this policy are (1) agreements or arrangements entered into prior to December 2014 when the policy was adopted, (2) agreements or arrangements entered into prior to, and assumed by the Company in connection with, any merger or acquisition, or (3) plans or policies applicable to Company employees generally.

SEVERANCE BENEFITS AND CHANGE IN CONTROL

None of the NEOs have entered into an employment agreement that provides for severance and change in control benefits. However, they are eligible to participate in the Company's Severance Pay Plan. For a discussion of the severance benefits available to our executive officers generally, see "Potential Payments upon Termination or Change in Control" located on page P-66.

In addition, our supplemental pension plan provides that in the event of a change in control, participants will be entitled to a lump sum payment of amounts due under the plan if employment is terminated within 18 months of the change in control.

IMPACT OF PRIOR COMPENSATION

The Compensation Committee does not believe it is appropriate to consider the amounts realized or realizable from prior incentive compensation awards when establishing future levels of short-term and long-term incentive compensation.

TAX AND ACCOUNTING CONSIDERATIONS

When reviewing and adjusting the Company's compensation program, the Compensation Committee considers factors that may have an impact on the Company's financial performance, including tax and accounting rules. Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation that the Company pays to certain covered employees, generally including the NEOs, to $1 million in any year per person. Although the Compensation Committee takes into consideration the provisions of Section 162(m), it believes that maintaining tax deductibility is only one consideration among many in the design of an effective executive compensation program. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that in certain cases is not deductible for federal income tax purposes.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee

Ulice Payne, Jr., Committee Chair
William M. Farrow III
Thomas K. Lane

Executive Compensation Tables

The following table summarizes total compensation awarded to, earned by, or paid to WEC Energy Group's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), and each of the other individuals identified in the table below (the "NEOs").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation (3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4) ($)	All Other Compensation (5)(6) ($)	Total ($)	Total Without Change in Pension Value ($)
Scott J. Lauber President and CEO	2023	1,085,199	—	3,461,002	905,967	3,145,494	449,977	504,540	9,552,179	9,230,552
	2022	1,027,925	—	2,822,085	854,960	2,832,628	177,482	434,381	8,149,461	8,047,466
	2021	921,719	—	1,577,250	615,740	1,555,544	199,430	117,568	4,987,251	4,833,031
Xia Liu Executive Vice President and CFO	2023	803,226	—	1,485,174	388,761	1,330,391	26,767	474,059	4,508,378	4,508,378
	2022	766,549	—	1,424,199	431,459	1,244,278	965	446,979	4,314,429	4,314,429
	2021	739,450	—	1,279,120	499,356	1,174,535	812	356,739	4,050,012	4,050,012
Gale E. Klappa Executive Chairman	2023	1,193,072	—	3,417,905	631,553	3,458,169	2,099,785	351,817	11,152,301	9,282,886
	2022	1,136,835	—	2,796,924	598,182	3,118,817	139,266	333,813	8,123,837	8,123,837
	2021	1,098,334	—	2,512,072	692,261	2,944,006	479,972	286,747	8,013,392	7,639,967
Margaret C. Kelsey Executive Vice President, General Counsel and Corporate Secretary	2023	611,271	—	753,455	197,171	949,173	7,625	168,789	2,687,484	2,687,484
	2022	593,767	—	785,663	238,023	904,973	683	162,781	2,685,890	2,685,890
	2021	579,232	—	712,544	278,150	862,542	858	160,981	2,594,307	2,594,307
Robert M. Garvin Executive Vice President - External Affairs	2023	547,418	—	670,539	175,535	788,508	156,520	67,336	2,405,856	2,278,785
	2022	522,428	—	685,978	207,823	684,792	123,272	84,402	2,308,695	2,201,990
	2021	500,873	—	539,076	210,461	646,410	105,142	82,217	2,084,179	1,987,652

Note: In order to show the effect that the year-over-year change in pension value had on total compensation, as determined under applicable SEC rules, we have included an additional column to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension Value column may differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total Without Change in Pension Value represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column. The change in pension value is subject to many external variables, such as interest rates, that are not related to Company performance. Therefore, we believe that total compensation minus the change in pension value provides helpful additional information for comparative purposes.

[1] The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures, of performance units and/or restricted stock awarded to each NEO in the respective year for which such amounts are reported. The amounts reported for the performance units are based upon the probable outcome as of the grant date of associated performance and market conditions, and are consistent with our estimate, as of the grant date, of aggregate compensation cost to be recognized over the three-year performance period. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon the Company's performance and the executive's number of additional years of service with the Company.

The value of the performance unit awards as of the grant date, assuming achievement of the highest level of performance and excluding any performance units resulting from short-term dividend equivalents, for each of Messrs. Lauber, Klappa, and Garvin, and Mmes. Liu and Kelsey, is $5,624,211, $2,010,587, $1,089,615, $2,413,454, and $1,224,528, respectively, for the 2023 awards. The value of the performance unit awards as of the grant date, assuming achievement of the highest level of performance and excluding any performance units resulting from short-term dividend equivalents and the Additional Performance Measure, for each of Messrs. Lauber, Klappa, and Garvin, and Mmes. Liu and Kelsey, is $4,012,630, $1,439,469, $975,427, $2,024,994, and $1,117,079, respectively, for the 2022 awards. See "Option Exercises and Stock Vested For Fiscal Year 2023" for the amount of the actual payout with respect to the 2021 award of performance units.

[2] The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures, of options awarded to each NEO in the respective year for which such amounts are reported. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon Company performance. In accordance with FASB ASC Topic 718, we made certain assumptions in our calculation of the grant date fair value of the stock options. See "Stock Options" in Note 1(n) -- Stock-Based Compensation, in the Notes to Consolidated Financial Statements in our 2023 Annual Report on Form 10-K for a description of these assumptions. For 2023, the assumptions made in connection with the valuation of the stock options are the same as described in Note 1(n). The grant date fair value of each option awarded was $19.58.

[3] Consists of the annual incentive compensation earned under WEC Energy Group's STPP.

[4] The amounts reported for 2023, 2022, and 2021 reflect the aggregate change in the actuarial present value of each applicable NEO's accumulated benefit under all defined benefit plans from December 31, 2022 to December 31, 2023, December 31, 2021 to December 31, 2022, and December 31, 2020 to December 31, 2021, respectively. The amounts reported for all three years also include above-market earnings on compensation that is deferred by the NEOs into the Prime Rate Fund under WEC Energy Group's Executive Deferred Compensation Plan and, for Mr. Klappa, under the WEC Energy Group Non-Qualified Retirement Savings Plan. Above-market earnings represent the difference between the interest rate used to calculate earnings under the Plans and 120% of the applicable federal long-term rate prescribed by the Internal Revenue Code. The amounts earned for 2023 are shown below.

Name	Change in Pension Value ($)	Non-Qualified Deferred Compensation Earnings ($)	Total ($)
Scott J. Lauber	321,627	128,350	449,977
Xia Liu	—	26,767	26,767
Gale E. Klappa	1,869,415	230,370	2,099,785
Margaret C. Kelsey	—	7,625	7,625
Robert M. Garvin	127,071	29,449	156,520

For 2023, 2022, and 2021, the applicable discount rate used to value pension plan liabilities moved from 5.50% to 5.20%, 2.95% to 5.50%, and 2.65% to 2.95%, respectively. As the discount rate decreases, the Company's pension funding obligation increases, and vice versa. The changes in the actuarial present values of the NEOs' pension benefits do not constitute cash payments to the NEOs.

The pension values reported represent only WEC Energy Group's obligation of the aggregate change in the actuarial present value of each NEO's accumulated benefit under all defined benefit plans. Mr. Klappa is entitled to receive pension benefits from a prior employer. To the extent such prior employer is unable to pay his pension obligations, WEC Energy Group may be obligated to pay the total amount.

[5] During 2023, each NEO received financial planning services and the cost of an annual physical exam; Messrs. Lauber and Klappa, and Ms. Liu, were provided with membership in a service that provides healthcare and safety management when traveling outside the United States. Although Mr. Klappa utilized the benefit of spousal travel for business purposes in 2023, there was no associated cost to the Company as Mr. Klappa was not eligible to receive reimbursement for taxes paid on imputed income attributable for such travel.

[6] For Mr. Klappa, the amount reported in All Other Compensation for 2023 includes $23,374 attributable to WEC Energy Group's Directors' Charitable Awards Program in connection with Mr. Klappa's service on the Company's Board. See "Director Compensation" for a description of the Directors' Charitable Awards Program.

All Other Compensation for Messrs. Lauber, Klappa, and Garvin, and Mmes. Liu and Kelsey, for 2023 also consists of:

- Employer matching of contributions into the WEC Energy Group 401(k) plan in the amount of $13,200 for each NEO;

- Employer contributions into the WEC Energy Group 401(k) plan in the amount of $19,800 for Mr. Klappa and Mmes. Liu and Kelsey, and into the WEC Energy Group Non-Qualified Retirement Savings Plan in the amount of $102,611 for Ms. Liu, $238,261 for Mr. Klappa, and $70,853 for Ms. Kelsey. These payments are in lieu of participation in the Company's pension plan;

- "Make-whole" payments under the Executive Deferred Compensation Plan that provides a match at the same level as the WEC Energy Group 401(k) plan (4% for up to 7% of wages) for all deferred salary and bonus not otherwise eligible for a match in the amounts of $143,118 for Mr. Lauber, $68,408 for Ms. Liu, $40,177 for Mr. Klappa, $47,236 for Ms. Kelsey, and $17,493 for Mr. Garvin;

- Retention credit contributed to a nonqualified account in the amount of $315,000 for Mr. Lauber. See "Mr. Lauber's Retention Agreement" on page P-63 for a description of this benefit;

- Retirement income supplement contributed to a nonqualified account in the amount of $259,888 for Ms. Liu. See "Ms. Liu's Retirement Income Supplement" on page P-63 for a description of this benefit;

- Tax reimbursements or "gross-ups" for all applicable perquisites in the amount of $13,963 and $17,222 for Messrs. Lauber and Garvin, respectively.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2023

The following table shows additional data regarding incentive plan awards to the NEOs for 2023.

Name	Grant Date	Action Date [1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [2] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards [3] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units [4] (#)	All Other Option Awards [5] Number of Securities Underlying Options (#)	Exercise or Base Price [6] ($/Sh)	Closing Market Price ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Scott J. Lauber	1/19/23	—	376,706	1,506,824	3,164,330	—	—	—	—	—	—	—	—
	1/3/23	12/1/22	—	—	—	7,504	30,015	60,030	—	—	—	—	2,812,105
	1/3/23	12/1/22	—	—	—	—	—	—	6,926	—	—	—	648,897
	1/3/23	12/1/22	—	—	—	—	—	—	—	46,270	93.69	93.76	905,967
Xia Liu	1/19/23	—	159,328	637,313	1,338,357	—	—	—	—	—	—	—	—
	1/3/23	12/1/22	—	—	—	3,220	12,880	25,760	—	—	—	—	1,206,727
	1/3/23	12/1/22	—	—	—	—	—	—	2,972	—	—	—	278,447
	1/3/23	12/1/22	—	—	—	—	—	—	—	19,855	93.69	93.76	388,761
Gale E. Klappa	1/19/23	—	414,152	1,656,608	3,478,877	—	—	—	—	—	—	—	—
	1/3/23	12/1/22	—	—	—	2,683	10,730	21,460	—	—	—	—	1,005,294
	1/3/23	12/1/22	—	—	—	—	—	—	25,751	—	—	—	2,412,611
	1/3/23	12/1/22	—	—	—	—	—	—	—	32,255	93.69	93.76	631,553
Margaret C. Kelsey	1/19/23	—	113,674	454,694	954,857	—	—	—	—	—	—	—	—
	1/3/23	12/1/22	—	—	—	1,634	6,535	13,070	—	—	—	—	612,264
	1/3/23	12/1/22	—	—	—	—	—	—	1,507	—	—	—	141,191
	1/3/23	12/1/22	—	—	—	—	—	—	—	10,070	93.69	93.76	197,171
Robert M. Garvin	1/19/23	—	94,432	377,728	793,229	—	—	—	—	—	—	—	—
	1/3/23	12/1/22	—	—	—	1,454	5,815	11,630	—	—	—	—	544,807
	1/3/23	12/1/22	—	—	—	—	—	—	1,342	—	—	—	125,732
	1/3/23	12/1/22	—	—	—	—	—	—	—	8,965	93.69	93.76	175,535

[1] On December 1, 2022, the Compensation Committee awarded the annual 2023 stock option, restricted stock, and performance unit grants effective the first trading day of 2023 (January 3, 2023).

[2] Non-equity incentive plan awards consist of annual incentive awards under WEC Energy Group's STPP. For a more detailed description of the STPP, see the Compensation Discussion and Analysis.

[3] Consists of performance units awarded under the WEC Energy Group Performance Unit Plan. WEC Energy Group's Performance Unit Plan provides for short-term dividend equivalents. The number of performance units awarded will be increased as of any date that WEC Energy Group declares a cash dividend on its common stock by the amount of short-term dividend equivalents awarded. In effect, short-term dividend equivalents will be credited and accumulated as reinvested dividends on each performance unit so that the performance units and accumulated dividends will be paid out at the end of the performance units' three-year performance period, contingent upon the Company's performance. Therefore, the number of performance units reported at each of the threshold, target, and maximum levels in this table will increase by the number of short-term dividend equivalents earned. For a more detailed description of the performance units and short-term dividend equivalents, see the Compensation Discussion and Analysis.

[4] Consists of restricted stock awarded under the Omnibus Stock Incentive Plan. For a more detailed description of the terms of the restricted stock, see the Compensation Discussion and Analysis.

[5] Consists of non-qualified stock options to purchase shares of WEC Energy Group common stock pursuant to the Omnibus Stock Incentive Plan. For a more detailed description of the terms of the options, see the Compensation Discussion and Analysis.

[6] The exercise price of the option awards is equal to the fair market value of WEC Energy Group's common stock on the date of grant. Fair market value is the average of the high and low prices of WEC Energy Group common stock, which is listed on the New York Stock Exchange, reported by Bloomberg L.P. on the grant date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2023

The following table reflects the number and value of exercisable and unexercisable options as well as the number and value of other equity awards held by the NEOs at fiscal year-end 2023.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options: Unexercisable [1] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested [2] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested [3] ($)
Scott J. Lauber	5,330	—	—	52.895	1/2/25	—	—	—	—
	6,720	—	—	50.925	1/4/26	—	—	—	—
	17,320	—	—	58.305	1/3/27	—	—	—	—
	26,465	—	—	66.015	1/2/28	—	—	—	—
	30,560	—	—	68.175	1/2/29	—	—	—	—
	32,420	—	—	91.4875	1/2/30	—	—	—	—
	5,750	—	—	88.5475	7/1/30	—	—	—	—
	—	46,647	—	91.06	1/4/31	—	—	—	—
	—	58,121	—	96.035	1/3/32	—	—	—	—
	—	46,270	—	93.69	1/3/33	—	—	—	—
	—	—	—	—	—	11,684	983,442	—	—
	—	—	—	—	—	—	—	25,502	679,589
	—	—	—	—	—	—	—	31,129	5,240,340
Xia Liu	36,705	—	—	92.315	6/1/30	—	—	—	—
	—	37,830	—	91.06	1/4/31	—	—	—	—
	—	29,331	—	96.035	1/3/32	—	—	—	—
	—	19,855	—	93.69	1/3/33	—	—	—	—
	—	—	—	—	—	5,704	480,106	—	—
	—	—	—	—	—	—	—	12,869	342,909
	—	—	—	—	—	—	—	13,358	2,248,686
Gale E. Klappa	50,000	—	—	52.895	1/2/25	—	—	—	—
	46,074	—	—	50.925	1/4/26	—	—	—	—
	115,960	—	—	66.015	1/2/28	—	—	—	—
	33,180	—	—	68.175	1/2/29	—	—	—	—
	36,190	—	—	91.4875	1/2/30	—	—	—	—
	—	52,444	—	91.06	1/4/31	—	—	—	—
	—	40,665	—	96.035	1/3/32	—	—	—	—
	—	32,255	—	93.69	1/3/33	—	—	—	—
	—	—	—	—	—	25,751	2,167,462	—	—
	—	—	—	—	—	—	—	9,148	243,756
	—	—	—	—	—	—	—	11,128	1,873,372
Margaret C. Kelsey	18,380	—	—	66.015	1/2/28	—	—	—	—
	20,147	—	—	68.175	1/2/29	—	—	—	—
	20,477	—	—	91.4875	1/2/30	—	—	—	—
	—	21,072	—	91.06	1/4/31	—	—	—	—
	—	16,181	—	96.035	1/3/32	—	—	—	—
	—	10,070	—	93.69	1/3/33	—	—	—	—
	—	—	—	—	—	3,019	254,109	—	—
	—	—	—	—	—	—	—	7,100	189,214
	—	—	—	—	—	—	—	6,778	1,140,924
Robert M. Garvin	14,185	—	—	58.305	1/3/27	—	—	—	—
	14,705	—	—	66.015	1/2/28	—	—	—	—
	14,931	—	—	68.175	1/2/29	—	—	—	—
	15,471	—	—	91.4875	1/2/30	—	—	—	—
	—	15,944	—	91.06	1/4/31	—	—	—	—
	—	14,128	—	96.035	1/3/32	—	—	—	—
	—	8,965	—	93.69	1/3/33	—	—	—	—
	—	—	—	—	—	2,605	219,263	—	—
	—	—	—	—	—	—	—	6,199	165,226
	—	—	—	—	—	—	—	6,031	1,015,259

[1] All options reported in this column were granted ten years prior to their respective expiration date and vest 100% on the third anniversary of the grant date.

Effective January 4, 2021, Messrs. Lauber and Garvin, and Mmes. Liu and Kelsey, were granted restricted stock awards of 3,248; 1,110; 2,634; and 1,467 shares, respectively, which began vesting in three equal annual installments on January 4, 2022. Effective January 3, 2022, Messrs. Lauber and Garvin, and Mmes. Liu and Kelsey, were granted restricted stock awards of 5,510; 1,339; 2,781; and 1,534 shares, respectively, which began vesting in three equal annual installments on January 3, 2023. Effective January 3, 2023, Messrs. Lauber and Garvin, and Mmes. Liu and Kelsey, were granted restricted stock awards of 6,926; 1,342; 2,972; and 1,507 shares, respectively, which began vesting in three equal annual installments on January 3, 2024. Effective January 3, 2023, Mr. Klappa was granted a restricted stock award of 25,751 shares. Mr. Klappa's 2023 restricted stock grant vested 100% on January 3, 2024. The vesting of the restricted stock granted to Messrs. Lauber and Garvin, and Mmes. Liu and Kelsey, may be accelerated in connection with a termination of employment due to a change in control, death or disability, or by action of the Compensation Committee.

(3) The number of performance units reported were awarded in 2022 (first line) and 2023 (second line) and vest at the end of the three-year performance period ending December 31, 2024 and December 31, 2025, respectively. The number of performance units reported and their corresponding value are based upon a payout at the threshold amount for 2022 and maximum amount for 2023. The number and value of the 2022 and 2023 performance units includes performance units resulting from the grant of short-term dividend equivalents. The number and value of the 2022 performance units also includes performance units resulting from the achievement of the Additional Performance Measure in 2022 and 2023.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL YEAR 2023

This table shows the number and value of (1) stock options that were exercised by the NEOs, (2) restricted stock awards that vested, and (3) performance units that vested in 2023.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting [1] (#)	Value Realized on Vesting [2][3] ($)
Scott J. Lauber	—	—	3,848	361,016
	—	—	1,549	130,391
Xia Liu	—	—	4,114	370,070
	—	—	1,256	105,745
Gale E. Klappa	—	—	20,559	1,926,173
	—	—	893	75,179
Margaret C. Kelsey	—	—	1,503	141,354
	—	—	700	58,909
Robert M. Garvin	—	—	1,195	112,367
	—	—	529	44,566

(1) Reflects the number of shares of restricted stock that vested in 2023 (first line) and the number of performance units that vested as of December 31, 2023, the end of the applicable three-year performance period (second line). The performance units were settled in cash.

(2) Restricted stock value realized is determined by multiplying the number of shares of restricted stock that vested by the fair market value of WEC Energy Group common stock on the date of vesting. We compute fair market value as the average of the high and low prices of WEC Energy Group common stock reported by Bloomberg L.P. on the vesting date.

(3) Performance units value realized is determined by multiplying the number of performance units that vested by the closing market price of WEC Energy Group common stock on December 29, 2023, the last trading day of the year.

PENSION BENEFITS AT FISCAL YEAR-END 2023

The following table sets forth information for each NEO regarding their pension benefits at fiscal year-end 2023 under WEC Energy Group's three different retirement plans discussed below.

Name	Plan Name	Number of Years Credited Service [1] (#)	Present Value of Accumulated Benefit [4][5] ($)	Payments During Last Fiscal Year [6] ($)
Scott J. Lauber	WEC Energy Group Plan	33.50	609,053	—
	SERP	33.50	977,374	—
	Individual Letter Agreement	—	—	—
Xia Liu[2]	WEC Energy Group Plan	—	—	—
	SERP	—	—	—
	Individual Letter Agreement	—	—	—
Gale E. Klappa[3]	WEC Energy Group Plan	13.00	285,884	—
	SERP	—	2,581,588	263,731
	Individual Letter Agreement	38.67	18,105,589	1,849,639
Margaret C. Kelsey[2]	WEC Energy Group Plan	—	—	—
	SERP	—	—	—
	Individual Letter Agreement	—	—	—
Robert M. Garvin	WEC Energy Group Plan	12.67	292,740	—
	SERP	12.67	662,042	—
	Individual Letter Agreement	12.67	94,873	—

[1] Years of service are computed as of December 31, 2023, the pension plan measurement date used for financial statement reporting purposes. Prior to his initial retirement in May 2016, Mr. Klappa was credited with 25.67 years of service pursuant to the terms of his ILA. The increase in the aggregate amount of Mr. Klappa's accumulated benefit under all of WEC Energy Group's retirement plans resulting from the additional years of credited service is $19,015,615.

[2] Mmes. Liu and Kelsey are not eligible to receive pension benefits under the WEC Energy Group Plan.

[3] Upon his initial retirement in May 2016, Mr. Klappa's ILA terminated. At that time, the number of years of credited service and the accumulated benefit effectively transferred to the WEC Energy Group Plan and the supplemental executive retirement plan ("SERP"). Payments related to the ILA were actually paid under the WEC SERP. Mr. Klappa is not accruing additional benefits under these plans in connection with his current service.

[4] The key assumptions used in calculating the actuarial present values reflected in this column are:
- Earliest projected unreduced retirement age based upon projected service:
  – For Mr. Lauber, age 60.
  – For Mr. Klappa, age 65.67 (actual age at initial retirement in 2016).
  – For Mr. Garvin, age 57.42.
- Discount rate of 5.20%.
- Cash balance interest crediting rate of 5.00%.
- Form of payment:
  – Mr. Lauber: WEC Energy Group Plan 50% lump sum / 50% life annuity; SERP - Ten Year Annual Installment
  – Mr. Klappa's actual form of payment elected at initial retirement: WEC Energy Group Plan, SERP, and ILA - Single Life annuity
  – Mr. Garvin: WEC Energy Group Plan 50% lump sum / 50% life annuity; SERP and ILA - Five Annual Installments
- Mortality Table for life annuity - Pri-2012/Male/White Collar as published by the Society of Actuaries with modified MP2020 projection.

[5] WEC Energy Group's pension benefit obligation to Mr. Klappa will be partially offset by pension benefits he is entitled to receive from his former employer. The amount reported for Mr. Klappa represents only WEC Energy Group's obligation of the aggregate actuarial present value of his accumulated benefit under all of the plans. The total aggregate actuarial present value of Mr. Klappa's accumulated benefit under all of the plans is $24,551,384, $3,578,323 of which we estimate the prior employer is obligated to pay. If Mr. Klappa's former employer becomes unable to pay its portion of his respective accumulated pension benefit, WEC Energy Group may be obligated to pay the total amount.

[6] Mr. Klappa continues to receive retirement benefits under the SERP; however, payments under the WEC Energy Group Plan were suspended for Mr. Klappa at the time he resumed his role as an executive officer with the Company.

RETIREMENT PLANS

WEC Energy Group maintains four different plans providing for retirement payments and benefits for the NEOs: a defined benefit pension plan of the cash balance type ("WEC Energy Group Plan"); a supplemental executive retirement plan ("SERP"); ILAs; and the WEC Energy Group Retirement Savings Plan, which is a 401(k) plan, for those individuals who are not eligible to participate in the WEC Energy Group Plan. The compensation considered for purposes of the retirement plans for Messrs. Lauber and Garvin is $3,907,945 and $1,223,910 respectively, of which $330,000 is applied to the WEC Energy Group Plan and the remainder to the SERP. These amounts represent their 2023 base salary, plus their 2022 STPP award paid in 2023. As of December 31, 2023, Messrs. Lauber and Garvin currently have 33.5 and 12.67 credited years of service, respectively, under the various plans described below. Messrs. Lauber and Garvin were not granted additional years of credited service. See below for a discussion of the contributions made to the WEC Energy Group Retirement Savings Plan on behalf of Mr. Klappa and Mmes. Liu and Kelsey, who do not participate in the WEC Energy Group Plan.

The WEC Energy Group Plan

Many of our regular full-time and part-time employees, including several of the NEOs, participate in the WEC Energy Group Plan. The WEC Energy Group Plan bases a participant's defined benefit pension on the value of a hypothetical account balance. For individuals participating in the WEC Energy Group Plan as of December 31, 1995, a starting account balance was created equal to the present value of the benefit accrued as of December 31, 1994, under the plan benefit formula prior to the change to a cash balance approach. That formula provided a retirement income based on years of credited service and average compensation (consisting of base salary and annual incentive compensation) for the 36 highest consecutive months, with an adjustment to reflect the Social Security integrated benefit. In addition, individuals participating in the WEC Energy Group Plan as of December 31, 1995, received a special one-time transition credit amount equal to a specified percentage varying with age multiplied by credited service and 1994 base pay.

The present value of the accrued benefit as of December 31, 1994, plus the transition credit, was also credited with interest at a stated rate. For 1996 through 2007, a participant received annual credits to the account equal to 5% of base pay (including WEC Energy Group 401(k) plan pre-tax deferrals and other items), plus an interest credit on all prior accruals equal to 4% plus 75% of the annual time-weighted trust investment return for the year in excess of 4%. From 2008 through 2013, the interest credit percentage was set at either the long-term corporate bond third segment rate, published by the Internal Revenue Service, or 4%, whichever was greater.

Effective January 1, 2014, participants receive an annual credit to the account equal to 6% of base pay (including WEC Energy Group 401(k) plan pre-tax deferrals and other items), plus an interest credit on all prior accruals equal to a 5% fixed rate. For participants in the WEC Energy Group Plan on December 31, 2007 and December 31, 2013, their WEC Energy Group Plan benefit will never be less than the benefit accrued as of December 31, 2007 and December 31, 2013, respectively. The WEC Energy Group Plan benefit will be calculated under all three formulas to provide participants with the greater benefit; however, in calculating a participant's benefit accrued as of December 31, 2007 and December 31, 2013, interest credits as defined under each of the prior WEC Energy Group Plan formulas will be taken into account but not any additional pay credits.

Participants who were "grandfathered" as of December 31, 1995, as discussed below, will still receive the greater of the grandfathered benefit or the cash balance benefit.

The life annuity payable under the WEC Energy Group Plan is determined by converting the hypothetical account balance credits into annuity form.

Individuals who were participants in the WEC Energy Group Plan on December 31, 1995 were "grandfathered" so that they will not receive any lower retirement benefit than would have been provided under the formula in effect through December 31, 1995, had it continued. This amount continued to increase until December 31, 2010, at which time it was frozen. Upon retirement, participants will receive the greater of this frozen amount or the accumulated cash balance.

For Mr. Lauber, estimated benefits under the cash balance plan formula are higher than under the grandfathered formula. Mr. Garvin does not participate in the grandfathered formula.

Under the WEC Energy Group Plan, participants receive unreduced pension benefits upon reaching one of the following three thresholds: (1) age 65; (2) age 62 with 30 years of service; or (3) age 60 with 35 years of service.

Pursuant to the Internal Revenue Code, only $330,000 of pension eligible earnings (base pay and annual incentive compensation) could be considered for purposes of the WEC Energy Group Plan in 2023.

Supplemental Executive Retirement Plans and Individual Letter Agreements

Designated officers of WEC Energy Group, including all of the NEOs (other than Mmes. Liu and Kelsey) participate in the SERP, which is part of the Supplemental Pension Plan (the "SPP") adopted to comply with Section 409A of the Internal Revenue Code. The SERP provides monthly supplemental pension benefits to participants, which will be paid out of unsecured corporate assets, or the grantor trust described below, in an amount equal to the difference between the actual pension benefit payable under the WEC Energy Group Plan and what such pension benefit would be if calculated without regard to any limitation imposed by the Internal Revenue Code on pension benefits or covered compensation, including amounts deferred to the WEC Energy Group Executive Deferred Compensation Plan. Except for a "change in control" of WEC Energy Group, as defined in the SPP, and pursuant to the terms of the ILAs discussed below, no payments are made until after the participant's retirement at or after age 60 or death. If a participant in the SERP dies prior to age 60, his or her beneficiary is entitled to receive retirement benefits under the SERP. Although Mr. Klappa remains a participant in the SPP, he no longer accrues any benefits under the plan as a result of his earlier retirement in 2016.

WEC Energy Group entered into an individual letter agreement with Mr. Klappa when he first commenced employment in 2003 to provide him with supplemental retirement benefits upon retirement at or after age 60. The supplemental retirement payments are intended to make the total retirement benefits payable to Mr. Klappa comparable to that which would have been received under the WEC Energy Group Plan as in effect on December 31, 1995, had the defined benefit formula then in effect continued until his retirement, calculated without regard to Internal Revenue Code limits, and as if Mr. Klappa had started participation in the WEC Energy Group Plan at age 27. As a result, pursuant to the terms of the agreement, which terminated upon Mr. Klappa's retirement in May 2016, Mr. Klappa had 38.67 years of credited service under the WEC Energy Group Plan and the SERP upon his retirement.

The Company entered into an agreement with Mr. Garvin when he was hired in April 2011 that provides for a supplemental pension benefit account, which was credited with $50,000. This account is credited with interest annually at the same rate as the WEC Energy Group Plan. The account balance vested in April 2021, when Mr. Garvin completed 10 years of service.

The purpose of these agreements was to ensure that Messrs. Klappa and Garvin did not lose pension earnings by joining the executive management team at WEC Energy Group they otherwise would have received from their former employers. Without providing a means to retain these pension benefits, it would have been difficult for WEC Energy Group to attract these officers.

The SPP provides for a mandatory lump sum payment upon a change in control if the executive's employment is terminated within 18 months after the change in control. The Wisconsin Energy Corporation 2014 Rabbi Trust, a grantor trust, funds certain non-qualified benefits, including the SPP and the ILAs, as well as the Executive Deferred Compensation Plan and the Directors' Deferred Compensation Plan. See "Potential Payments upon Termination or Change in Control" later in this proxy statement for additional information.

Ms. Liu's Retirement Income Supplement

WEC Energy Group entered into an employment agreement with Ms. Liu when she commenced employment in June 2020 that provides for a retirement income supplement. Pursuant to the agreement, WEC Energy Group will credit $225,000 annually to a nonqualified account. The annual credit plus interest will continue until the year in which Ms. Liu ceases employment or reaches age 62. The balance at separation or age 62 will be frozen and will not exceed $3,000,000. Effective January 1 of each year, the account will be credited with interest at the annual average prime rate, not to exceed 5%. Amounts credited to the account will vest at age 55, and will be distributed at Ms. Liu's retirement or other separation. Administration of this benefit is intended to comply with Section 409A of the Internal Revenue Code. The purpose of providing this benefit under Ms. Liu's agreement was to ensure that she did not lose retirement benefits by joining the executive management team at the Company she otherwise would have accrued and received from her former employer.

Mr. Lauber's Retention Agreement

Due to unforeseen medical circumstances in 2017 involving the Company's then-CEO, the Company, under the Board's careful oversight, was required to adjust its CEO succession plan and accelerate the development of the next generation of Company leadership.

With his appointment, effective February 1, 2022, Mr. Lauber became the Company's fourth CEO in six years. In order to provide sufficient time for longer term succession planning, the Compensation Committee determined it was in the Company's best interest to incentivize Mr. Lauber, age 56 at that time, to remain with the Company until his retirement.

On February 21, 2022, the Company and Mr. Lauber entered into a letter agreement, which was approved by the Compensation Committee after consideration of input from FW Cook. Pursuant to the terms of this agreement, the Company will credit an annual contribution of $300,000 to a nonqualified account beginning February 21, 2022. So long as Mr. Lauber remains employed by the Company, an additional $300,000 will be credited annually on February 1, until a maximum of 10 contributions have been made. In addition, the account will be credited with interest at a rate of 5% annually, which is equivalent to the interest crediting rate under the Company's cash balance pension plan. The account would vest upon the sixth such contribution, at which time Mr. Lauber will be 61, or upon Mr. Lauber's death or disability.

WEC Energy Group Retirement Savings Plan

Effective January 1, 2015, all newly hired management employees, including executive officers, will receive an annual contribution equal to 6% of pension-eligible wages from the Company into WEC Energy Group's 401(k) plan rather than participate in the WEC Energy Group Plan. Pension-eligible wages consist of annual base salary and STPP payouts. In connection with this plan, the Compensation Committee adopted the WEC Energy Group Non-Qualified Retirement Savings Plan to address Internal Revenue Code limits on the amount of money that can be contributed to a 401(k) plan. For additional details, see "Non-Qualified Retirement Savings Plan" below.

Since Mr. Klappa was considered a new employee upon his return as CEO in 2017, he no longer accrues additional benefits under the WEC Energy Group Plan.

Mr. Klappa, along with Mmes. Liu and Kelsey, are entitled to receive Company contributions to the 401(k) plan and Non-Qualified Retirement Savings Plan.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2023

The following table reflects activity by the NEOs during 2023 in WEC Energy Group's Executive Deferred Compensation Plan (the "EDCP") and Non-Qualified Retirement Savings Plan (the "NQRSP"), which are discussed below.

Name	Plan Name	Executive Contributions in Last Fiscal Year [1] ($)	Registrant Contributions in Last Fiscal Year [1] ($)	Aggregate Earnings in Last Fiscal Year [2] ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End [3] ($)
Scott J. Lauber	EDCP	305,816	143,118	337,966	—	4,506,267
Xia Liu	EDCP	1,020,095	68,408	13,111	—	2,600,021
	NQRSP	—	102,611	(7,856)	—	166,225
Gale E. Klappa	EDCP	73,273	40,177	320,987	1,208,446	3,115,375
	NQRSP	—	238,261	79,906	—	1,058,145
Margaret C. Kelsey	EDCP	105,762	47,236	(45,669)	—	970,665
	NQRSP	—	70,853	(18,490)	—	292,019
Robert M. Garvin	EDCP	47,935	17,493	22,693	—	1,498,313

[1] All of the amounts are reported as compensation in the "Summary Compensation Table" of this proxy statement. The NQRSP contributions were earned in 2023, with the actual contribution being made in 2024.

[2] $128,350, $230,370, $29,449, $26,767, and $7,625 of the reported amounts, which represent above-market interest on deferred compensation, are reported in the "Summary Compensation Table" of this proxy statement for Messrs. Lauber, Klappa, and Garvin, and Mmes. Liu and Kelsey, respectively.

[3] $2,151,622, $4,210,371, $763,622, $1,424,767, and $548,580 of the reported amounts in the EDCP were reported as compensation in the Summary Compensation Tables in prior proxy statements for Messrs. Lauber, Klappa, and Garvin, and Mmes. Liu and Kelsey, respectively. The amount reported in this column for Mr. Klappa is lower than the previously reported amount because Mr. Klappa has been receiving distributions under the WEC Energy Group Executive Deferred Compensation Plan for several years. $172,590, $291,198, and $914,939 of the reported amounts in the NQRSP were reported as compensation in the Summary Compensation Tables in prior proxy statements for Mmes. Liu and Kelsey, and Mr. Klappa, respectively.

Executive Deferred Compensation Plan

WEC Energy Group maintains two executive deferred compensation plans in which the NEOs participate: the Legacy WEC Energy Group Executive Deferred Compensation Plan (the "Legacy EDCP"), and the WEC Energy Group Executive Deferred Compensation Plan (the "EDCP") adopted effective January 1, 2005 to comply with Section 409A of the Internal Revenue Code. The Legacy EDCP provides that (1) amounts earned, deferred, vested, credited, and/or accrued as of December 31, 2004 are preserved and frozen (subject to appreciation in value of such amounts) so that these amounts are exempt from Section 409A and (2) no new employees may participate in the Legacy EDCP as of January 1, 2005. Since January 1, 2005, all deferrals have been made to the EDCP. The provisions of the EDCP as in effect on December 31, 2023 are described below, as are the payout provisions of the Legacy EDCP.

The EDCP. Under the plan, a participant may defer up to 50% of his or her base salary, annual incentive compensation and vested awards of performance units. Stock option gains and vested restricted stock may not be deferred into the EDCP. Generally, deferral elections are made annually by each participant for the upcoming plan year. The Company maintains detailed records tracking each participant's "account balance." In addition to deferrals made by the participants, the Company may also credit each participant's account balance by matching a certain portion of each participant's deferral. Such deferral matching is determined by a formula taking into account the matching rate applicable under the Company's 401(k) plan, the percentage of compensation subject to such matching rate, the participant's gross compensation eligible for matching, and the amount of eligible compensation actually deferred. Also, in our discretion, the Company may credit any other amounts, as appropriate, to each participant's account.

Participants may elect to participate in the WEC Energy Group Common Stock Fund and/or the Prime Rate Fund. The Company tracks each participant's account balance as though the balance was actually invested in these funds. Fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on deferred amounts for the duration of the deferral period. Each participant may select the amount of deferred compensation to be allocated among the two measurement funds. Contributions and deductions may be made to each participant's account based on the performance of the measurement fund(s) elected.

The annual rate of return for the calendar year ended December 31, 2023 for the WEC Energy Group Common Stock Fund and the Prime Rate Fund was -7.00% and 8.15%, respectively.

Each participant's account balance is debited or credited periodically based on the performance of the measurement fund(s) elected by the participant. Subject to certain restrictions, participants may periodically make changes to their measurement fund elections.

At the time of his or her deferral election, each participant may designate a prospective payout election for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout. Amounts deferred into the EDCP may not be withdrawn at the discretion of the participant and a change to the designated payout delays the initial payment at least five years beyond the originally designated payout date. In addition, the Company may not limit payout amounts in order to deduct such amounts under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment prior to retirement, the participant may elect to receive a payout beginning the year after termination in the amount of his or her account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Disability is not itself a payment event until the participant terminates employment with WEC Energy Group or its subsidiaries. A participant's account balance will be paid out in a lump sum if the participant separates from service with WEC Energy Group or its subsidiaries within 18 months after a change in control of WEC Energy Group, as defined in the plan. The deferred amounts will be paid out of the general corporate assets or the assets of the Wisconsin Energy Corporation 2014 Rabbi Trust.

The Legacy EDCP. At the time of his or her deferral election, each participant designated a prospective payout election for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout. A participant may elect, at any time, to withdraw part (a minimum of $25,000) or all of his or her account balance, subject to a withdrawal penalty of 10%. Payout amounts may be limited to the extent to which they are deductible by the Company under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment prior to retirement, the participant may elect to receive a payout beginning the year after termination in the amount of his or her account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Any participant who suffers from a continued disability will be entitled to the benefits of plan participation unless and until the committee administering the plan determines that the participant has been terminated for purposes of continued participation in the plan. Upon any such determination, the disabled participant is paid out as though the participant had retired. Except in certain limited circumstances, participants' account balances will be paid out in a lump sum (1) upon the occurrence of a change in control, as defined in the plan, or (2) upon any downgrade of the Company's senior debt obligations to less than "investment grade." The deferred amounts will be paid out of the general corporate assets or the assets of the Wisconsin Energy Corporation 2014 Rabbi Trust.

Non-Qualified Retirement Savings Plan

WEC Energy Group maintains the WEC Energy Group Non-Qualified Retirement Savings Plan (the "NQRSP") to provide benefits to a select group of management and highly compensated employees who are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Effective January 1, 2015, all newly hired management employees receive an annual contribution equal to 6% of pension eligible wages (annual base salary and STPP payout) from the Company into WEC Energy Group's 401(k) plan, which is a tax-qualified defined contribution plan. The NQRSP provides "make-whole" benefits to address the Internal Revenue Code limits on the amount of money that can be contributed to the 401(k) plan. Without the NQRSP, officers would receive a lower benefit as a percent of eligible compensation than the benefit received by other participants in the 401(k) plan.

In addition to the compensation requirements, in order to be eligible to participate in the NQRSP the employee must be employed by WEC Energy Group or one of its subsidiaries on the last day of the plan year and have completed 1,000 hours of service during that year.

Participants may elect to participate in the WEC Common Stock Fund or the Prime Rate Fund. The Company tracks each participant's account balance as though the balance was actually invested in these funds. Fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on contributed amounts until the account balance is paid out in full. Each participant may select the amounts to be allocated among the two measurement funds. Contributions and deductions may be made to each participant's account based on the performance of the measurement fund(s) elected. The annual rate of return for the calendar year ended December 31, 2023 for the WEC Energy Group Common Stock Fund and the Prime Rate Fund was -7.00% and 8.15%, respectively.

A participant's account vests upon the earliest to occur of (i) completion of one year of service, (ii) a change in control of WEC Energy Group, (iii) death or (iv) reaching age 59-1/2. Based upon a participant's payout election, account balances will be paid or begin to be paid upon a participant's separation from service or death in either a lump sum or installments of two to 10 years. In the event of a termination of employment within 18 months of a change in control of WEC Energy Group, the participant's account balance will be paid in a lump sum. Account balances will be paid out of the general corporate assets or the assets of the Wisconsin Energy Corporation 2014 Rabbi Trust.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below reflect the amount of compensation payable to each of our NEOs in the event of termination of each executive's employment. These amounts are in addition to each NEO's aggregate balance in the EDCP and/and, as applicable the NQRSP at fiscal year-end 2023, as reported in the "Aggregate Balance at Last Fiscal Year-End" column under "Nonqualified Deferred Compensation for Fiscal Year 2023." The amount of compensation payable to each NEO upon voluntary termination, normal retirement, for-cause termination, involuntary termination (by the Company for any reason other than cause, death or disability or by the executive for "good reason"), termination following a "change in control," disability, and death are set forth below. The amounts shown assume that such termination was effective as of December 31, 2023 and include amounts earned through that date, and are estimates of the amounts which would be paid out to the NEOs upon termination. The amounts shown under "Normal Retirement" assume the NEOs were retirement eligible with no reduction of retirement benefits. The amounts shown under "Termination Upon a Change in Control" assume the NEOs terminated employment as of December 31, 2023, which was within 18 months of a change in control of WEC Energy Group. The amounts reported in the row titled "Retirement Plans" in each table below are not in addition to the amounts reflected under "Pension Benefits at Fiscal Year-End 2023." The actual amounts to be paid out can only be determined at the time of an officer's termination of employment.

Payments Made Upon Voluntary Termination or Termination for Cause, Death or Disability

In the event a NEO voluntarily terminates employment or is terminated for cause, death, or disability, the officer will receive:

- accrued but unpaid base salary and, for termination by death or disability, prorated annual incentive compensation;
- 401(k) plan and EDCP account balances and, with respect to Mr. Klappa and Mmes. Liu and Kelsey, their Non-Qualified Retirement Savings Plan balances;
- the WEC Energy Group Plan cash balance;
- in the case of death or disability, full vesting in all outstanding stock options, restricted stock, and performance units (otherwise, the ability to exercise already vested options within three months of termination) as well as vesting in the SERP and ILAs; and
- if voluntary termination occurs after age 60, such termination is treated as a normal retirement.

In addition, certain individuals designated by the Company, including the NEOs, are eligible to receive a supplemental disability benefit pursuant to the terms of the WEC Energy Group Supplemental Long-Term Disability Plan, in an amount equal to the difference between the actual amount of the benefit payable under the long term disability plan applicable to all employees and what such disability benefit would have been if calculated without regard to any limitation imposed by the broad-based plan on annual compensation recognized thereunder.

NEOs are also entitled to the value of unused vacation days, if any, and for termination by death, benefits payable under the officer life insurance benefit if the NEO participates in such benefit.

Payments Made Upon Normal Retirement

In the event of the retirement of a NEO, the officer will receive:

- accrued but unpaid base salary and prorated annual incentive compensation;
- full vesting in all outstanding stock options and a prorated amount of performance units;
- full vesting in all retirement plans, including the WEC Energy Group Plan, SERP, and ILAs (Ms. Liu would be entitled to full vesting of her retirement income supplement);
- 401(k) plan and EDCP account balances and, with respect to Mr. Klappa and Mmes. Liu and Kelsey, their Non-Qualified Retirement Savings Plan balances; and
- the value of unused vacation days, if any.

Payments Made Upon Termination of Employment in Connection with a Change in Control

Pursuant to the terms of the SPP, retirement benefits are paid to all participating NEOs upon termination of employment within 18 months of a change in control.

Pursuant to the terms of the WEC Energy Group Omnibus Stock Incentive Plan, amended and restated effective as of May 6, 2021, in the event the NEO's termination of employment occurs within 24 months following a change in control:

- all outstanding stock options will vest and become immediately exercisable, and
- all unvested shares of restricted stock will vest as of the date of termination.

Pursuant to the terms of the WEC Energy Group Performance Unit Plan, amended and restated effective as of January 1, 2023, in the event an NEO's employment is terminated after a change in control without cause or by the NEO for good reason, all unvested performance units will vest immediately at the target 100% rate.

Payments under the Severance Pay Plan

None of the NEOs have entered into an agreement that provides for severance benefits upon a change in control or otherwise. These officers are eligible to participate in the Company's Severance Pay Plan, in which all management employees are eligible to participate. In the event a participant is involuntarily terminated, other than for cause, death, disability, retirement, or resignation, the participant is entitled to receive severance pay in an amount equal to the sum of: (1) 4% of the participant's annual base salary and target bonus, plus (2) 4% of the participant's annual base salary and target bonus multiplied by his or her completed years of service with the Company. The maximum amount of severance pay that can be received under the plan is twelve months of a participant's annual base salary and target bonus.

Payments under Retention Agreement

See "Retirement Plans" for a discussion of the terms of a retention agreement between the Company and Mr. Lauber.

Potential Payments to Named Executive Officers Upon Termination or Change in Control of the Company

The following tables show the potential payments upon termination or a change in control of the Company for:

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon Change in Control ($)	Disability ($)	Death ($)
Scott J. Lauber							
Compensation:							
Cash Severance	—	—	—	2,583,127	2,583,127	—	—
Retention Agreement	—	—	—	—	—	615,000	615,000
Long-Term Incentive Compensation:							
Performance Units	—	2,304,322	—	—	4,766,631	4,766,631	4,766,631
Restricted Stock	—	—	—	—	983,442	983,442	983,442
Options [1]	—	—	—	—	—	—	—
Benefits & Perquisites:							
Retirement Plans	1,586,427	1,586,427	1,586,427	1,586,427	1,586,427	1,586,427	1,580,536
Health and Welfare Benefits	—	—	—	10,780	10,780	—	—
Death Benefit	—	—	—	—	—	—	—
Total	1,586,427	3,890,749	1,586,427	4,180,334	9,930,407	7,951,500	7,945,609
Xia Liu							
Compensation:							
Cash Severance	—	—	—	229,433	229,433	—	—
Long-Term Incentive Compensation:							
Performance Units	—	1,096,988	—	—	2,207,585	2,207,585	2,207,585
Restricted Stock	—	—	—	—	480,106	480,106	480,106
Options [1]	—	—	—	—	—	—	—
Benefits & Perquisites:							
Retirement Plans	—	957,644	—	—	—	—	—
Health and Welfare Benefits	—	—	—	10,780	10,780	—	—
Death Benefit	—	—	—	—	—	—	2,390,000
Total	—	2,054,632	—	240,213	2,927,904	2,687,691	5,077,691
Gale E. Klappa							
Compensation:							
Cash Severance	—	—	—	2,271,919	2,271,919	—	—
Long-Term Incentive Compensation:							
Performance Units	—	825,539	—	—	1,706,684	1,706,684	1,706,684
Restricted Stock	—	—	—	—	2,167,462	2,167,462	2,167,462
Options [1]	—	—	—	—	—	—	—
Benefits & Perquisites:							
Retirement Plans	20,973,061	20,973,061	20,973,061	20,973,061	20,973,061	20,973,061	—
Health and Welfare Benefits	—	—	—	10,780	10,780	—	—
Death Benefit	—	—	—	—	—	—	—
Total	20,973,061	21,798,600	20,973,061	23,255,760	27,129,906	24,847,207	3,874,146

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon Change in Control ($)	Disability ($)	Death ($)
Margaret C. Kelsey							
Compensation:							
Cash Severance	—	—	—	297,066	297,066	—	—
Long-Term Incentive Compensation:							
Performance Units	—	588,517	—	—	1,168,049	1,168,049	1,168,049
Restricted Stock	—	—	—	—	254,109	254,109	254,109
Options [1]	—	—	—	—	—	—	—
Benefits & Perquisites:							
Retirement Plans	—	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	10,780	10,780	—	—
Death Benefit	—	—	—	—	—	—	1,819,000
Total	—	588,517	—	307,846	1,730,004	1,422,158	3,241,158
Robert M. Garvin							
Compensation:							
Cash Severance	—	—	—	477,017	477,017	—	—
Long-Term Incentive Compensation:							
Performance Units	—	517,056	—	—	1,029,410	1,029,410	1,029,410
Restricted Stock	—	—	—	—	219,263	219,263	219,263
Options [1]	—	—	—	—	—	—	—
Benefits & Perquisites:							
Retirement Plans	1,049,655	1,049,655	1,049,655	1,049,655	1,049,655	1,049,655	1,046,776
Health and Welfare Benefits	—	—	—	10,780	10,780	—	—
Death Benefit	—	—	—	—	—	—	1,619,000
Total	1,049,655	1,566,711	1,049,655	1,537,452	2,786,125	2,298,328	3,914,449

[1] The closing price of WEC Energy Group stock on December 29, 2023 was lower than the strike prices of the unvested stock options granted to Messrs. Lauber, Klappa, and Garvin, and Mmes. Liu and Kelsey in 2021, 2022 and 2023.

PAY RATIO DISCLOSURE

The primary objective of our executive compensation program is to provide a competitive, performance-based plan that enables the Company to attract and retain key individuals and to reward them for achieving both the Company's short-term and long-term goals without creating an incentive for our NEOs to take excessive risks. In line with this objective, the Company's general pay practice for all management employees is to target the median pay for each individual's position at comparably sized companies.

For 2023, the annual total compensation of Mr. Lauber of $9,552,179, as shown in the Summary Compensation Table above ("CEO Compensation"), was approximately 73 times the annual total compensation of the median employee of $131,029.

We identified the median employee as of December 31, 2022, using total wages and earnings paid during the rolling 12-month period ended December 31, 2022, as reflected in our internal payroll records (including, without limitation, base salary, wages plus overtime, and annual cash incentive payments, as applicable), for all individuals who were employed by us or any of our consolidated subsidiaries on December 31, 2022 (whether employed on a full-time, part-time, seasonal or temporary basis and including union and non-union employees). After identifying the median employee, we calculated annual total compensation for such employee using the same methodology we use for our CEO Compensation, which includes annual salary, bonus, change in pension value and 401(k) matching by the Company. We decided to use December 31, the last day of our fiscal year, for administrative convenience to align with other fiscal year-end calculations.

To provide further context to our pay practices, due to the complexity of the work associated with operating public utilities, our workforce tends to be more highly skilled than workforces at companies in other industries. Additionally, our employees often work for the Company for long periods of time; our average employee tenure is 13.5 years.

RISK ANALYSIS OF COMPENSATION POLICIES AND PRACTICES

As part of its process to determine the 2023 compensation of WEC Energy Group's NEOs, the Compensation Committee analyzed whether WEC Energy Group's compensation program taken as a whole, for all employees including the NEOs, creates risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee concluded it does not.

All management employees (both officers and non-officers) above a certain level are provided with substantially the same mix of compensation as the NEOs. Incentive opportunities provided under our annual cash incentive plan and long-term equity incentive plan are dependent upon the achievement of certain performance levels by the Company and largely are "at-risk". Based upon the value of each of these elements to the overall target compensation program, the relative value each has to the other, and the mix between fixed and variable pay, we believe the Company's compensation program is appropriately balanced. In addition, we believe that the mix of short- and long-term awards minimizes risks that may be taken, as risks taken for short-term gains could ultimately jeopardize the Company's ability to meet the long-term performance objectives. Given the current balance of compensation elements, we do not believe WEC Energy Group's compensation program incentivizes unreasonable risk-taking by management.

Furthermore, policies are in place to mitigate compensation-related risk, such as our stock ownership guidelines, prohibitions against hedging and pledging, and clawback policies.

As part of this analysis, we also considered the nature of WEC Energy Group's business as a public utility holding company and the fact that substantially all of the Company's earnings and other financial results are generated by, or relate to, regulated public utilities. The highly regulated nature of WEC Energy Group's business, including limits on the amount of profit the Company's public utility subsidiaries (and therefore, WEC Energy Group) may earn, significantly reduces any incentive to engage in conduct that would be reasonably likely to have a material adverse effect on the Company.

PAY VERSUS PERFORMANCE DISCLOSURE

As described in more detail in "Compensation Discussion and Analysis," the Company's executive compensation program has been designed to provide a level of compensation that is strongly dependent upon the achievement of short-term and long-term goals that are aligned with the interests of our stockholders and customers. As such, a substantial portion of pay will only be realized upon strong corporate performance. The Compensation Committee has not designed the compensation program to specifically align the Company's performance measures with "compensation actually paid" ("CAP") (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. For example, the Company utilizes several performance measures to align executive compensation with Company performance that are not presented in the Pay versus Performance table below.

The following tables and supplemental graphical and narrative information present information about CAP, as defined by Item 402(v) of Regulation S-K, and compares CAP to various performance measures, also in accordance with such rules. CAP is a supplemental measure to be viewed alongside performance measures as an addition to the philosophy and strategy of compensation-setting discussed in "Compensation Discussion and Analysis," and not in replacement thereof.

Year	Summary Compensation Table (SCT) Total for PEO ($) [1]		Compensation Actually Paid (CAP) to PEO ($) [1,2]		Average SCT total for non-PEO NEOs ($) [3]	Average Compensation Actually Paid to non-PEO NEOs ($) [2,3]	Value of Initial Fixed $100 investment based on: ($)		Net Income ($) (in millions)	Company Selected Measure Adjusted Earnings Per Share (diluted) ($) [6]
	Lauber	Fletcher	Lauber	Fletcher			WEC TSR [4]	Peer Group TSR [5]		
2023	9,552,179	—	5,707,745	—	5,188,505	2,920,498	103.04	105.56	1,331.7	4.63
2022	8,149,461	8,151,511	9,721,228	17,332,947	4,358,213	5,256,205	110.80	113.90	1,408.1	4.45
2021	—	18,481,871	—	14,249,651	4,911,241	4,273,523	111.34	111.43	1,300.3	4.11
2020	—	18,136,171	—	15,590,856	4,686,918	4,030,865	102.49	95.16	1,199.9	3.79

[1] On February 1, 2022, Mr. Lauber succeeded Mr. Fletcher as CEO.

[2] Represents the CAP to each of Messrs. Lauber and Fletcher, and the average CAP to the non-PEO NEOs as a group, each as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned or paid during the applicable fiscal years. To calculate the CAP to Messrs. Lauber, and the average CAP to our non-PEO NEOs for the 2023 fiscal year, the following adjustments were made to the SCT total compensation:

SCT to CAP Reconciliation

| Year | SCT Total ($) | Deductions from SCT Total | | | Additions to SCT Total | | | | CAP ($) |
		Change in Pension Value ($)	(a) Equity-based awards Grant Date Fair Value ($)	(b) Pension Benefit Service Costs ($)	(c)(i) Change in Value of Covered Fiscal Year Awards Unvested at Covered Fiscal Year-End ($)	(c)(ii) Change in Value of Prior Years' Awards Unvested at Fiscal Year-End ($)	(c)(iii) Value of Awards Granted and Vested in Covered Fiscal Year ($)	(c)(iv) Change in Value of Prior Years' Awards that Vested in Fiscal Year ($)	
Lauber SCT to CAP Reconciliation									
2023	9,552,179	321,627	4,366,969	50,930	4,459,392	(2,280,649)	—	(1,385,511)	5,707,745
Average Non-PEO NEOs SCT to CAP Reconciliation									
2023	5,188,505	499,122	1,930,023	17,390	1,874,977	(936,873)	—	(794,356)	2,920,498

(a) Represents the grant date fair value of equity awards as reflected in the "Stock Awards" and "Option Awards" columns of the SCT.

(b) Represents the actuarially determined value of the pension benefit accrual for services rendered by each NEO during the applicable year. There were no costs of benefits granted pursuant to a plan amendment during any covered fiscal year that were attributed by the plan's benefit formula to services rendered in periods prior to the plan amendment.

(c) Represents (i) the covered fiscal year-end value of any equity awards granted in the covered fiscal year that were outstanding and unvested as of the end of such year; (ii) the amount of the change as of the covered fiscal year-end (from the end of the prior fiscal year) in fair value of any awards granted in prior years that were outstanding and unvested as of the end of the covered fiscal year; (iii) the fair value as of the vesting date of awards granted in a covered fiscal year that vested in the same covered fiscal year; and (iv) the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value for awards granted in prior years that vested during the covered fiscal year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(3) The non-PEO NEOs for each of the years shown were as follows:
  • 2022 and 2023: Messrs. Klappa and Garvin, and Mmes. Liu and Kelsey
  • 2021: Messrs. Klappa and Lauber, and Mmes. Liu and Kelsey
  • 2020: Messrs. Lauber, Klappa, Garvin, and Kuester, and Mmes. Liu, and Kelsey

(4) Assumes an investment of $100 at the beginning of the measurement period and reinvestment of all dividends. The "measurement period" for each covered fiscal year is the period from December 31, 2019 through the end of such covered fiscal year.

(5) Represents the Total Shareholder Return ("TSR") of the Custom Peer Index Group, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. For 2023, the Compensation Committee determined that Edison International was no longer an appropriate peer comparison because of its increased financial risk from wildfires and other natural disasters as compared to the Company and removed it from the Custom Peer Index Group. At the same time, the Committee approved the addition of CenterPoint Energy, Exelon Energy and PPL Energy as those companies completed various transactions to shift their business models towards more fully-regulated utility operations. Prior to these changes, the Custom Peer Index Group TSR would have been $95.59, $109.71, $111.03 and $104.31 for 2020, 2021, 2022, and 2023, respectively. For information about the Custom Peer Index Group, including the changes made, see "Performance Graph" in the Company's 2023 Annual Report.

(6) For 2023, the Company Selected Measure was adjusted (non-GAAP) earnings per share which excludes a $0.41 per share non-cash charge to earnings related to the Illinois Commerce Commission's disallowance of certain capital costs. See Appendix A on page P-83 for a full reconciliation of GAAP to non-GAAP earnings per share. The prior years reported in this table each show the Company's earnings per share on a GAAP basis.

Most Important Performance Measures

The following represents the most important financial performance measures used by WEC Energy Group to link compensation actually paid to each NEO for 2023, the most recently completed fiscal year, to company performance:

Adjusted Earnings Per Share	Net Income	Cash Flow	Return on Equity

Achievement of the Company's goals with respect to the financial measures highlighted above should drive strong TSR performance for the Company relative to its peers, which is an important component of our compensation program as more fully described in "Compensation Discussion and Analysis – Long-Term Incentive Compensation".

Supplemental Graphs

The following graphs and descriptions are provided in accordance with Item 402(v) of Regulation S-K to show the relationships between the compensation actually paid for each of the PEOs, as well as the other NEOs as a group, to 1) the cumulative TSR of the Company as it relates to the TSR of the Custom Peer Index Group, 2) net income, and 3) adjusted earnings per share, which is also the Company-selected performance measure for the 2023 fiscal year.

In 2022, Mr. Fletcher was succeeded by Mr. Lauber as CEO. Mr. Fletcher's "compensation actually paid" includes the accelerated vesting of all unvested long-term incentive awards upon his retirement.

CAP v. TSR

As demonstrated in the following graph, the amount of compensation paid to the PEOs and the average compensation paid to the other NEOs was aligned with the Company's TSR performance. A substantial portion of the compensation awarded to each of the NEOs is long-term incentive compensation. For most of the NEOs, performance unit awards comprise 65% of the long-term incentive compensation granted each year, with vesting primarily based upon the Company's TSR performance against its peer group. As discussed further in "Compensation Discussion and Analysis," the performance units granted in 2021, which vested at the end of the three-year performance period ended December 31, 2023, provided a payout that was significantly less than target. See the Five-Year Cumulative Return and Total Stockholder Returns graphs in "Compensation Discussion and Analysis – Executive Summary" for information on the Company's TSR performance over the 5- and 10-year periods ended December 31, 2023, which exceeded the performance of its peer group.

CAP vs. Total Shareholder Return



□ Compensation Actually Paid to PEO (Fletcher)
■ Compensation Actually Paid to PEO (Lauber)
■ Avg Compensation Actually Paid for non-PEO NEOs
— Value of Initial Fixed $100 investment based on: WEC TSR
— Value of Initial Fixed $100 investment based on: Peer Group TSR
- - - Value of Initial Fixed $100 investment based on: Prior Peer Group TSR

CAP v. WEC Net Income and Adjusted Earnings Per Share (Company-Selected Measure)

As demonstrated by the following graphs, during the cumulative four-year period ended December 31, 2023, the compensation paid to the PEOs and the average compensation paid to the other NEOs was aligned with the Company's net income and EPS performance. In 2023, WEC Energy Group's EPS performance is shown on an adjusted (non-GAAP) basis. Pursuant to the terms of the Company's short-term performance plan, in 2023, almost 75% of the payout was based upon the Company's adjusted EPS performance, and almost 25% was based upon the Company's performance against cash flow goals. As discussed further in "Compensation Discussion and Analysis," for 2023, the maximum level payout under the Company's short-term performance plan with respect to EPS was set at the top of the Company's EPS guidance range for 2023. The Company's strong performance against the EPS and cash flow goals in 2023 resulted in maximum level payouts for each measure.

WEC Energy Group's earnings per share on a GAAP basis were $4.22 for 2023, which includes a $0.41 per share non-cash charge to earnings related to the Illinois Commerce Commission's (the "ICC") disallowance of an aggregate of $178.9 million of previously incurred capital costs as part of its decisions in the rate cases of the Company's Illinois utilities. Excluding this charge, WEC Energy Group's adjusted earnings per share were $4.63. The ICC's disallowance of previously incurred capital costs of this nature is highly unusual and not indicative of WEC Energy Group's operating performance. As a result, the Compensation Committee determined that the Company's performance against the earnings per share targets should be measured using adjusted earnings per share. See Appendix A for net income presented on an adjusted basis (non-GAAP) along with a reconciliation to net income, presented on a GAAP basis. In the graph below, net income is presented on a GAAP basis. EPS is presented on an adjusted (non-GAAP) basis for 2023 and on a GAAP basis for years prior to 2023.





* Earnings per share for 2020, 2021 and 2022 are presented on a GAAP basis.

WEC Energy Group Common Stock Ownership

Beneficial Ownership. The following table lists the beneficial ownership of WEC Energy Group common stock of each director, director nominee, NEO, and of all of the directors and executive officers as a group as of January 31, 2024. In general, "beneficial ownership" includes those shares as to which the indicated persons have voting power or investment power and stock options that are exercisable currently or within 60 days of January 31, 2024. Included are shares owned by each individual's spouse, minor children, or any other relative sharing the same residence, as well as shares held in a fiduciary capacity or held in WEC Energy Group's Stock Plus Investment Plan and WEC Energy Group's 401(k) plans. None of these persons beneficially owns more than 1% of the outstanding common stock.

Name	Shares Beneficially Owned [1]		
	Shares Owned [2] [3] [4]	Option Shares Exercisable Within 60 Days	Total
Ave M. Bie	3,543	—	3,543
Curt S. Culver	5,326	—	5,326
Danny L. Cunningham	6,710	—	6,710
William M. Farrow III	6,032	—	6,032
Cristina A. Garcia-Thomas	3,991	—	3,991
Robert M. Garvin	13,759	75,236	88,995
Maria C. Green	1,968	—	1,968
Margaret C. Kelsey	13,134	80,076	93,210
Gale E. Klappa	278,929	333,848	612,777
Thomas K. Lane	11,377	—	11,377
Scott J. Lauber	49,423	171,212	220,635
Xia Liu	17,391	74,535	91,926
Ulice Payne, Jr.	22,830	—	22,830
Mary Ellen Stanek	4,483	—	4,483
Glen E. Tellock	6,253	—	6,253
All directors and executive officers as a group (22 persons) [5]	494,615 [6]	887,050	1,381,665 [7]

[1]   Information on beneficially owned shares is based on data furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as required for purposes of this proxy statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

[2]   Certain directors, NEOs, and other executive officers also hold share units in the WEC Energy Group phantom common stock account under WEC Energy Group's deferred compensation plans, and with respect to Mmes. Kelsey and Liu, under the Non-Qualified Retirement Savings Plan, as indicated: Director Culver (126,391), Director Cunningham (14,745), Director Farrow (6,750), Director Garcia-Thomas (5,165), Mr. Garvin (7,117), Director Green (6,750), Ms. Kelsey (14,848), Director Lane (9,539), Director Lauber (1,423), Ms. Liu (14,629), Director Payne (2,458), Director Stanek (43,081), and all directors and executive officers as a group (266,114). Share units are intended to reflect the performance of WEC Energy Group common stock and are payable in cash. While these units do not represent a right to acquire WEC Energy Group common stock, have no voting rights, and are not included in the number of shares reflected in the "Shares Owned" column in the table above, the Company listed them in this footnote because they represent an additional economic interest of the directors, NEOs, and other executive officers that is tied to the performance of WEC Energy Group common stock.

[3]   Each individual has sole voting and investment power as to all shares listed for such individual, except the following individuals have shared voting and/or investment power (included in the table above) as indicated: Director Culver (1,837), Chairman Klappa (244,243), Director Stanek (2,601), Director Tellock (4,371), and all directors and executive officers as a group (256,382). In addition, Director Lane disclaims beneficial ownership of (i) 7,715 shares held by a limited liability company, which is owned by two trusts for the benefit of Director Lane's immediate family members and (ii) 45 shares held by three family trusts for the benefit of Director Lane's immediate family members.

[4]   The directors and executive officers hold shares of restricted stock (included in the table above) over which the holders have sole voting but no investment power: Director Bie (1,882), Director Culver (1,882), Director Cunningham (1,882), Director Farrow (1,882), Director Garcia-Thomas (1,882), Mr. Garvin (3,618), Director Green (1,882), Ms. Kelsey (4,050), Chairman Klappa (30,539), Director Lane (1,882), Director Lauber (19,276), Ms. Liu (7,804), Director Payne (1,882), Director Stanek (1,882), and Director Tellock (1,882), and all directors and executive officers as a group (95,114).

[5]   Includes director, director nominees and current executive officers.

[6]   None of the shares beneficially owned by the directors, NEOs, or all directors and executive officers as a group are pledged as security.

[7]   Represents approximately 0.44% of total WEC Energy Group common stock outstanding on January 31, 2024.

Owners of More than 5%. The following table shows stockholders who reported beneficial ownership of more than 5% of WEC Energy Group common stock, based on the information they have reported. This information is based upon Schedule 13G filed with the SEC and reflects stock holdings as of December 31, 2023. These holdings have not been otherwise adjusted for stock activity that may have occurred since December 31, 2023, if any.

Name and Address [1]	Voting Authority		Dispositive Authority		Total Shares Beneficially Owned	Percent of WEC Common Stock
	Sole	Shared	Sole	Shared		
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	—	545,123	40,168,623	1,499,458	41,668,081	13.21%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	27,209,302	—	28,785,394	—	28,785,394	9.10%
State Street Corporation 1 Congress Street, Suite 1 Boston, MA 02114	—	10,975,455	—	17,806,217	17,860,650	5.66%

[1] Filed on behalf of itself and certain of its subsidiaries.

PROPOSAL 4: AMENDMENT OF OUR RESTATED ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

What am I voting on?

The Board has adopted and approved, and is recommending to stockholders for approval, an amendment to our Restated Articles of Incorporation, as amended (the "Restated Articles"), to increase the number of authorized shares of common stock from 325 million to 650 million and a corresponding increase to the number of authorized shares of all classes of capital stock from 340 million to 665 million. The proposed amendment would not affect the number of authorized shares of preferred stock, which would remain unchanged at 15 million shares.

Voting Recommendation:

✓ **FOR the amendment of our Restated Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock**

The Board recommends a vote FOR this proposal. The affirmative vote of a majority of the outstanding shares of our common stock is needed to approve the amendment to the Restated Articles. Proxies submitted without direction pursuant to this solicitation will be voted "FOR" approval of the amendment. Shares not voted, whether by abstention or otherwise, will have the effect of votes against this matter.

Under our Restated Articles, the total number of shares of all classes of stock which the Company has the authority to issue is 340 million. Of these authorized shares, common stock comprises 325 million shares and preferred stock comprises 15 million shares. As of January 31, 2024, 315,561,510 shares of common stock were issued, with 3,524,021 shares of common stock reserved for possible future issuance under our omnibus stock incentive plan, stock purchase and dividend reinvestment plan, and employee retirement savings plans. Approximately 5,914,469 authorized shares of common stock remain available for issuance for future purposes and the Board deems it advisable to increase our authorized shares of common stock. The adoption of the proposed amendment would provide for an additional 325 million shares of common stock for future issuance. We do not have any shares of preferred stock outstanding.

The following table sets forth the number of authorized, outstanding, and reserved shares of common stock, as of January 31, 2024:

Total Authorized Shares of Common Stock	325,000,000
Less: Issued and Outstanding Shares, including Treasury	315,561,510
Shares of Common Stock Available for Future Issuance	9,438,490
Shares of Common Stock Reserved for Future Issuance Under:	
Omnibus Stock Incentive Plan	2,022,799
Stock Purchase and Dividend Reinvestment Plan	746,122
Employee Retirement Savings Plans	755,100
Total Shares of Common Stock Reserved for Future Issuance	3,524,021
Shares Available for Future Issuance, Less Reserved Shares	5,914,469

We continue to make significant investment in our electric generation, distribution and transmission and natural gas distribution networks to better serve our nearly 4.7 million utility customers, as well as invest in renewable energy projects through our non-utility energy infrastructure segment. Those investments are expected to total approximately $23.7 billion during the five-year period of 2024 through 2028. We expect to finance those investments primarily through a combination of cash from operations and the issuance of additional debt and equity securities. Effective January 1, 2024, we started to issue new shares of common stock through our stock plans, and we expect to issue additional equity, including through at-the-market programs, to fund the incremental needs of our capital plan in the coming years, as well as to maintain quality credit metrics as our investments continue.

The Board believes that it is advisable and in the best interests of our stockholders to increase the number of authorized shares of common stock to provide us with greater flexibility in considering and planning for future business needs, including raising additional capital through the sale of equity securities and other equity-linked securities, satisfying purchases under our employee retirement savings plans and stock purchase and dividend reinvestment plan, granting equity incentive awards to employees (subject to any required future stockholder approvals under equity plans), potential strategic transactions, stock dividends, stock splits, and other general corporate purposes. Approval of this amendment by stockholders at the Annual Meeting will enable us to take timely advantage of market conditions and other opportunities that may become available to us without the expense and delay of arranging a special meeting of stockholders in the future. If the proposed amendment is adopted, we would be permitted to issue the authorized shares of common stock without further stockholder approval, except to the extent otherwise required by law, any rules or listing requirements of the NYSE, or by the Restated Articles.

Existing holders of shares of our common stock have no preemptive rights under our Restated Articles to purchase any additional shares of common stock issued by the Company. The additional shares of common stock, if and when issued, would have the same rights and privileges as the shares of common stock currently authorized. Approval of this proposal and the issuance of additional authorized shares of common stock would not affect the rights of the holders of currently outstanding shares of our common stock, except for the effects incidental to increasing the number of shares outstanding. The effects include dilution of voting power of existing stockholders and decreased earnings per share.

We have not proposed the increase in the authorized number of shares of common stock with the intention of using the additional shares for anti-takeover purposes, although an issuance of additional shares could, in certain circumstances, make an attempt to acquire control of the Company more difficult. Although this proposal to increase the authorized number of common shares has been prompted by business and financial considerations and not by the threat of any known or threatened takeover attempt, shareholders should be aware that approval of this proposal could facilitate future efforts by the Company to oppose change in control of the Company and perpetuate the Company's management, including transactions in which the shareholders might otherwise receive a premium for their shares over the then-current market price.

The Board has approved, and is now submitting for approval by our stockholders, an amendment to Article III of the Restated Articles to increase the number of authorized shares of common stock from 325 million to 650 million and a corresponding increase to the number of authorized shares of capital stock from 340 million to 665 million. The Board has determined that the amendment is advisable and in the best interest of our stockholders.

PROPOSAL 5: STOCKHOLDER PROPOSAL REGARDING SIMPLE MAJORITY VOTE

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, holder of at least 60 shares of WEC Energy Group's common stock, has notified us that he intends to present the proposal set forth below at the Annual Meeting. We are not responsible for any inaccuracies or omissions in the proposal or supporting statement, both of which are exactly as submitted by Mr. Chevedden.	**Voting Recommendation:** **The Board of Directors is not recommending a vote for or against the proposal.**



RESOLVED, Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes making the necessary changes in plain English.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice. This proposal topic also received overwhelming 98%-support each at the 2023 annual meetings of American Airlines (AAL) and The Carlyle Group (CG).

This is a corporate governance improvement proposal that the WEC Energy Group Board of Directors should have put to a shareholder vote on its own initiative years ago.

Board Response and Recommendation

Although we disagree with some of the opinions in the proposal's supporting statement, the Board of Directors is not recommending a vote for or against the proposal. Rather, the Board of Directors is interested in the viewpoints of the Company's stockholders and will evaluate the voting results on the proposal, together with additional stockholder input received in the course of our regular stockholder engagement program, in determining what actions it will take.

Approval, on a non-binding advisory basis, of the request that the Board take the steps necessary to have each voting requirement in our charter and bylaws be a majority vote standard as described in the proposal, requires the affirmative vote of a majority of the votes cast in person or by proxy at the 2024 Annual Meeting of Stockholders. Presuming a quorum is present, shares not voted, whether by broker non-vote, abstention, or otherwise, have no effect on the outcome of this matter. Stockholders should note this proposal is advisory in nature only and approval of this proposal would not, by itself, implement a majority vote standard as described in the proposal.

Annual Meeting Attendance and Voting Information

BUSINESS OF THE 2024 ANNUAL MEETING OF STOCKHOLDERS

Proposal 1: Election of Twelve Directors for Terms Expiring in 2025. The Board recommends a vote **FOR** each of the nominees. The twelve individuals will be elected as directors if the number of votes cast favoring such nominee's election exceeds the number of votes cast opposing that nominee's election. Presuming a quorum is present, shares not voted, whether by broker non-vote, abstention, or otherwise, have no effect on the outcome of this matter.

Proposal 2: Ratification of Deloitte & Touche LLP as Independent Auditors for 2024. The Board recommends a vote **FOR** this proposal. Ratification of the independent auditors requires the affirmative vote of a majority of the votes cast. Presuming a quorum is present, shares not voted, whether by abstention or otherwise, have no effect on the outcome of this matter.

Proposal 3: Advisory Vote to Approve Compensation of the Named Executive Officers, Commonly Referred to as a "Say-on-Pay" Vote. The Board recommends a vote **FOR** this proposal. Approval, on a non-binding, advisory basis, of the compensation of the NEOs requires the affirmative vote of a majority of the votes cast. Presuming a quorum is present, shares not voted, whether by broker non-vote, abstention, or otherwise, have no effect on the outcome of this matter. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Compensation Committee will review the voting results and take them into consideration when making future compensation decisions.

Proposal 4: Amendment of our Restated Articles of Incorporation to increase the Number of Authorized Shares of Common Stock. The Board recommends a vote **FOR** this proposal. The affirmative vote of a majority of the outstanding shares of our common stock is needed to approve the amendment to the Restated Articles. Proxies submitted without direction pursuant to this solicitation will be voted FOR approval of the amendment. Shares not voted, whether by abstention, or otherwise, will have the effect of votes against this matter.

Proposal 5: Stockholder Proposal Regarding Simple Majority Vote. Although we disagree with some of the opinions in the proposal's supporting statement, the Board is not recommending a vote for or against the proposal. Rather, the Board is interested in the viewpoints of the Company's stockholders and will evaluate the voting results on the proposal, together with additional stockholder input received in the course of our regular stockholder engagement program, in determining what actions it will take. Approval, on a non-binding, advisory basis, of the request that the Board take the steps necessary to have each voting requirement in our charter and bylaws be a majority voting standard as described in the proposal, requires the affirmative vote of a majority of the votes cast. Presuming a quorum is present, shares not voted, whether by broker non-vote, abstention, or otherwise, have no effect on the outcome of this matter. Stockholders should note that as this proposal is advisory in nature only, approval of this proposal would not, by itself, implement a majority vote standard.

The Company is not aware of any other matters that will be voted on. If a matter does properly come before the 2024 Annual Meeting of Stockholders (the "Meeting"), the persons named as the proxies in the form of proxy will vote the proxy at their discretion.

VOTING INFORMATION

Who can vote?
Stockholders of record as of the close of business on March 11, 2024 (the "Record Date") can vote. Each outstanding share of WEC Energy Group common stock is entitled to one vote upon each matter presented.

A list of stockholders entitled to vote at the Meeting will be available for inspection by stockholders at 231 W. Michigan Street, Milwaukee, Wisconsin 53203, prior to the Meeting. Please email us at Stockholder-Services@wecenergygroup.com to arrange to inspect the list. The list will also be available on the virtual meeting website during the Meeting for individuals logged into the Meeting as stockholders.

What is the difference between being a registered stockholder and a beneficial owner?

Registered Stockholder: If on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare, then you are considered the stockholder of record with respect to those shares. There are several ways for you to vote your shares or submit your proxy, as detailed below under "How do I vote?".

Beneficial Owner: If on the Record Date, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares, and those shares are considered to be held in "street name." Your brokerage, bank or other nominee is considered the stockholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker or bank on how to vote the shares held in your account as explained below under "How do I vote?". Your broker is permitted to vote your shares on routine matters such as the ratification of the independent auditors, even if it does not receive voting instructions from you. However, for matters considered non-routine, which includes proposals 1, 3, and 5, your broker will not be permitted to vote your shares unless you submit your voting instruction form to your broker, bank or other nominee. Alternatively, you may vote during the Meeting only if you registered in advance with Computershare to attend the Meeting, as described below under the heading "How do I register in advance to participate in the Meeting?".

How do I vote?

Registered Stockholder: If you are a registered stockholder, there are several ways for you to vote your shares or submit your proxy:

By Internet <u>before</u> the Meeting. The Company encourages you to vote this way. Please visit www.envisionreports.com/WEC and follow the instructions on the secure site.

By Internet <u>during</u> the Meeting. You may vote your shares online during the Meeting by following the instructions provided on the meeting website: www.meetnow.global/M4ACHZT. Even if you plan to attend the virtual Meeting, we recommend that you vote by Internet, phone or mail before the Meeting.

By phone. In the U.S. or Canada you can vote your shares toll-free by calling 1-800-652-8683.

By mail. You can vote by completing, signing and dating each proxy card received and returning it in the prepaid envelope. Sign your name exactly as it appears on the proxy card.

Beneficial Owner: Follow the voting instructions you receive from your broker, bank or other nominee. If you would like to be able to vote during the Meeting, you must register with Computershare in advance. See the heading titled "How do I register in advance to participate in the Meeting?" for more information.

Special Instructions for Shares Held in the Company's Stock Plus Plan and ESOP Fund. If you are a participant in WEC Energy Group's Stock Plus Investment Plan ("Stock Plus") or own shares through investments in the WEC Energy Group Common Stock ESOP Fund in any of WEC Energy Group's 401(k) plans, your proxy will serve as voting instructions for your shares held in those plans. The administrator for Stock Plus and the trustee for WEC Energy Group's 401(k) plans will vote your shares as you direct. If a proxy is not returned for shares held in Stock Plus, the administrator will not vote those shares. If a proxy is not returned for shares held in WEC Energy Group's 401(k) plans, the trustee will vote those shares in the same proportion that all shares in the WEC Energy Group Common Stock ESOP Fund in each respective 401(k) plan, for which voting instructions have been received, are voted.

Can I change my vote?

Registered Stockholder: You may change your vote or revoke your proxy by any of the following methods:

- Entering a new vote by Internet or phone before the polls close;
- Returning a later-dated proxy card that is received prior to the Meeting;
- Entering a new vote online during the Meeting before the polls close; or
- Notifying WEC Energy Group's Corporate Secretary by written revocation letter that is received prior to the Meeting. Any revocation should be filed with the Corporate Secretary, Margaret C. Kelsey, at WEC Energy Group's principal business office, PO Box 1331, Milwaukee, Wisconsin 53201.

Beneficial Owner: You may submit new voting instructions by contacting your broker, bank, or other nominee. You may also change your vote or revoke your voting instructions during the Meeting if you registered in advance with Computershare to participate in the Meeting. See the sub-heading titled "How do I register in advance to participate in the Meeting?" under "Annual Meeting Attendance" for more information.

What does it mean if I get more than one Notice Regarding the Availability of Proxy Materials (the "Notice"), proxy card, or voting instruction form?
It means your shares are held in more than one stock account. For each Notice you receive, please enter your vote on the Internet for each control number you have been assigned. If you receive paper copies of proxy materials, please provide voting instructions for all proxy cards and voting instruction forms you receive.

What constitutes a quorum?
As of the Record Date, there were 315,820,828 shares of WEC Energy Group common stock outstanding. In order to conduct the Meeting, a majority of the outstanding shares entitled to vote must be represented virtually or by proxy. This is known as a "quorum." Abstentions and broker non-votes are counted as "present" for the purpose of determining the presence of a quorum. Shares voted by a broker, bank, or other nominee who has discretionary voting power and exercises such discretion to vote your shares on a proposal where you did not provide voting instructions are known as "broker non-votes."

Who conducts the proxy solicitation?
The Board is soliciting these proxies. WEC Energy Group will bear the cost of the solicitation of proxies. The Company contemplates that proxies will be solicited principally through the use of the mail, but employees of WEC Energy Group or our subsidiaries may solicit proxies by phone, personally, or by other communications, without compensation apart from their normal salaries. WEC Energy Group has retained Morrow Sodali LLC to assist in the solicitation of proxies for a fee of $24,000 plus reimbursement of expenses. WEC Energy Group will also reimburse brokers, banks, and other nominees for forwarding proxy materials to beneficial stockholders.

Who will count the votes?
A representative of Computershare will tabulate the votes and act as the inspector of election.

Where can I find the voting results from the Meeting?
The Meeting voting results will be published in a Form 8-K that will be filed within four business days of the Meeting. SEC filings are available under the "Investors" section on the Company's website at www.wecenergygroup.com.

ACCESS TO PROXY MATERIALS

Why did I receive a separate Notice instead of printed proxy materials?
Pursuant to rules adopted by the SEC, we are providing access to our proxy materials over the Internet. Accordingly, we began mailing a separate Notice to stockholders on or about March 28, 2024, instead of a full set of our printed proxy materials. The Notice is not a proxy card and cannot be used to vote your shares. However, the Notice includes instructions on how to access our proxy materials online and vote your shares.

If you are a registered stockholder, you may request a printed set of proxy materials by (1) logging on to www.envisionreports.com/WEC and following the applicable instructions, (2) calling 866-641-4276, or (3) sending an email requesting a paper copy of current meeting materials to investorvote@computershare.com with "Proxy Materials WEC Energy Group" in the subject line and include your full name and address plus the number located in the shaded bar on the Notice.

If you are a beneficial owner, please refer to the instructions provided by your broker, bank or other nominee on how to access our proxy materials and vote.

What practices may stockholders follow that are friendly to the environment and help reduce printing and postage costs?
Stockholders may wish to participate in the following:

- **View the following documents online at www.envisionreports.com/WEC**
    - Notice of Annual Meeting
    - Proxy Statement
    - 2023 Annual Report
    - Form of Proxy

- **Vote your proxy by phone or Internet. Page P-4**

- **Choose to receive future proxy materials and annual reports electronically instead of receiving paper copies.** If you are a registered stockholder and received a paper copy of our proxy materials or a paper notice this year, you may elect to receive access to future copies of these documents and other stockholder communications (e.g., investment plan statements, tax documents, and more) electronically by (1) following the instructions when voting by Internet or by phone, or (2) registering for our eDelivery paperless communication program. If you are a beneficial owner, please refer to the instructions provided by your broker, bank or other nominee on how to elect to receive online access to our future proxy materials and annual reports.

    - **Choose our eDelivery paperless communication program for all your stockholder needs.** Electronic distribution gives stockholders faster delivery of account documents and saves the Company and our stockholders the cost of printing and mailing these materials. eDelivery also provides you with fast and secure 24/7 online access to proxy materials, investment plan statements, tax documents, and more. You may access your registered stockholder account and sign up for eDelivery at www.computershare.com/investor.

    - **Sign up for Householding.** "Householding" is a delivery method that allows for only one paper copy of the Annual Report and Proxy Statement to be delivered to stockholders who reside at the same address. If you are a registered stockholder and received multiple paper copies of the Annual Report and Proxy Statement, you may wish to contact the Company's transfer agent, Computershare, at 800-558-9663, to request householding, or you may provide written instructions to WEC Energy Group, c/o Computershare, PO Box 43078, Providence, RI 02940-3078. If you wish to receive separate copies of the Annual Report and Proxy Statement now or in the future, or to discontinue householding entirely, you may contact Computershare using the contact information provided above. Upon request, the Company will promptly send a separate copy of the document. Whether or not a stockholder is householding, each stockholder will continue to receive a proxy card. If your shares are held through a bank, broker, or other holder of record, you may request householding by contacting the holder of record.

ANNUAL MEETING ATTENDANCE

What is the date, time and place of the Meeting?
The Meeting will be held at 1:30 p.m. Central time on Thursday, May 9, 2024. The Meeting will be a virtual-only meeting via live webcast at www.meetnow.global/M4ACHZT. No physical meeting will be held. Consistent with our prior virtual meetings, we will offer stockholder rights and participation opportunities during the Meeting that are similar to our past in-person annual meetings. As discussed below, stockholders who are registered for the Meeting may attend the Meeting, vote, submit questions and examine the stockholders list.

How can I participate in the Meeting?
The Meeting will take place online at www.meetnow.global/M4ACHZT. In order to be admitted to participate in the Meeting, including to vote, submit a question, or examine the stockholders list, you must be registered for the Meeting. Registered stockholders (as described under the sub-heading "What is the difference between being a registered stockholder and a beneficial owner?" under "Voting Information" above) will be automatically registered to participate in the Meeting. You will need to enter the 15-digit control number located in the shaded bar on the Notice, proxy card or email notification that you received in order to enter the Meeting. If you are a beneficial owner and registered in advance to participate in the Meeting, you will need to enter the control number that you received from Computershare in order to be admitted to participate in the Meeting. If you have questions about your control number, please contact Computershare at 800-558-9663.

If you have misplaced your control number on the Meeting date, are a beneficial owner who did not register in advance, or are not a stockholder, you may access the Meeting by going to www.meetnow.global/M4ACHZT and entering as a guest, but you will not be able to vote, ask questions, or inspect the stockholders list.

We encourage you to log in 15 minutes early to ensure ample time for the check-in process. Access to the online meeting will begin at 1:15 p.m. Central time. A replay of the Meeting will be made available under the "Investors" section on WEC Energy Group's website at www.wecenergygroup.com/invest/annualmtg.htm following the Meeting and will remain available until WEC Energy Group's 2025 Annual Meeting of Stockholders. Recording of the Meeting by camera, sound, or video recording devices is strictly prohibited.

How do I register in advance to participate in the Meeting?
If you are a registered stockholder, you do not need to register in advance to participate in the Meeting. However, please have your control number available on the Meeting date, which can be found on the Notice, proxy card or email notification that you received.

If you are a beneficial owner you must register and obtain a control number in advance to participate in the Meeting, including to vote, submit a question, or examine the stockholders list. First, follow the instructions provided to you by your broker, bank or other nominee for obtaining a legal proxy, or contact them to request a legal proxy form. Once you have received a legal proxy from that entity, you must submit proof of the legal proxy to Computershare. The request must be labeled as "Legal Proxy" and be received by Computershare no later than 5:00 p.m. Eastern time on May 6, 2024 at the email address or physical address below. Upon receipt of your registration materials, Computershare will provide you with a confirmation of your registration and a control number.

- By mail: send your legal proxy to Computershare at the following address:
- By email: send an email with your legal proxy to legalproxy@computershare.com, labeled as "Legal Proxy."

Computershare
WEC Energy Group Legal Proxy
PO Box 43001
Providence, RI 02940-3001

What if I have trouble accessing the Meeting?
The virtual meeting website is fully supported across most browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the Meeting. We encourage you to access the Meeting prior to the start time. A link on the main virtual meeting website will provide further assistance should you need it or you may call 888-724-2416.

Can I ask questions during the Meeting?
If you are registered to participate in the Meeting and enter a control number, you will be able to submit questions live during the Meeting on the virtual meeting site. We look forward to answering your questions during the Meeting. In the unlikely event there are any questions that cannot be addressed due to time constraints, we will post answers to such questions on our company website, where you will also be able to access a complete audio replay of the Meeting. All questions must comply with the rules of conduct, which will be posted on the virtual meeting website. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition and allow more time for other questions. Questions that are repetitious, not relevant to the business of the Company, or otherwise out of order or not suitable for Meeting conduct will not be addressed. If you have a matter of individual concern, please feel free to email us at Stockholder-Services@wecenergygroup.com.

Who do I contact if I have questions about the meeting?
If you need more information about the Meeting, email us at Stockholder-Services@wecenergygroup.com, or write to Stockholder Services, PO Box 1331, Milwaukee, Wisconsin 53201.

STOCKHOLDER NOMINEES AND PROPOSALS
Stockholders wishing to propose director candidates for consideration and recommendation by the Corporate Governance Committee for election at the 2025 Annual Meeting of Stockholders must submit the candidates' names and qualifications to the Corporate Governance Committee no later than November 1, 2024 via the Corporate Secretary, Margaret C. Kelsey. Stockholders may also propose director candidates for consideration and recommendation by the Board by following the guidelines outlined in the Company's bylaws and summarized below.

Stockholders who intend to have a proposal considered for inclusion in the Company's proxy materials for presentation at the 2025 Annual Meeting of Stockholders must submit the proposal to the Company no later than November 28, 2024.

Under our proxy access bylaw, if a stockholder (or a group of up to 20 stockholders) who has owned at least 3% of our shares of common stock for at least three years and has complied with the other requirements set forth in the Company's bylaws wants us to include director nominees (up to the greater of two nominees or 20% of the Board) in our proxy statement for the 2025 Annual Meeting of Stockholders, the nominations must be received by our Corporate Secretary and must arrive at the Company in a timely manner, between 120 and 150 days prior to the anniversary of the date our proxy statement was first sent to stockholders in connection with our last annual meeting, which would be no earlier than October 29, 2024 and no later than November 28, 2024.

Stockholders who intend to present a proposal or director nominee at the 2025 Annual Meeting of Stockholders without inclusion of such proposal or nominee in the Company's proxy statement, are required to provide notice of such proposal or nomination, containing the information and representations required by the Company's bylaws, to the Company at least 70 days and not more than 100 days prior to the scheduled date of the 2025 Annual Meeting of Stockholders. The 2025 Annual Meeting of Stockholders is tentatively scheduled for Thursday, May 8, 2025. Therefore, any such notice is due not earlier than January 28, 2025, and not later than February 27, 2025.

In addition to satisfying the foregoing requirements under the Company's bylaws, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the provisions of Rule 14a-19 under the Exchange Act and provide reasonable evidence of compliance to the Company no later than 5 p.m. central time on the 7th business day prior to the 2025 Annual Meeting of Stockholders.

Correspondence regarding the above should be directed to the Corporate Secretary, Margaret C. Kelsey, at the Company's principal business office, PO Box 1331, Milwaukee, Wisconsin 53201.

Availability of Form 10-K

A copy (without exhibits) of WEC Energy Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 as filed with the SEC, is available without charge to any stockholder of record or beneficial owner of WEC Energy Group common stock by writing to the Corporate Secretary, Margaret C. Kelsey, at the Company's principal business office, PO Box 1331, Milwaukee, Wisconsin 53201. The WEC Energy Group consolidated financial statements and certain other information found in the Form 10-K are provided in our 2023 Annual Financial Statements and Review of Operations. The Form 10-K, along with this proxy statement and all of WEC Energy Group's other filings with the SEC, is also available in the "Investors" section of the Company's Website at wecenergygroup.com.

Appendix A
GAAP Reconciliation

A reconciliation of GAAP net income and earnings per share to adjusted net income and earnings per share is included below for the full year ended December 31, 2023.

	2023 Net Income (in millions)
WEC Energy Group GAAP	$ 1,331.70
Impairment related to ICC disallowances pre-tax	178.9
Tax Impact	-49.1
WEC Energy Group Adjusted net income	$ 1,461.50

	2023 Earnings per Share
WEC Energy Group GAAP	$ 4.22
Impairment related to ICC disallowances	0.41
WEC Energy Group Adjusted earnings per share	$ 4.63

WEC Energy Group provided adjusted earnings (non-GAAP earnings) in this proxy statement as a complement to, and not as an alternative to, reported earnings presented in accordance with GAAP. The adjusted earnings exclude a non-cash impairment charge related to certain previously incurred capital costs that were disallowed by the Illinois Commerce Commission (the "ICC"). The ICC's disallowance of costs of this nature is highly unusual and not indicative of WEC Energy Group's operating performance. Therefore, WEC Energy Group believes that the presentation of adjusted earnings is relevant and useful to investors to understand its operating performance. Management uses such measures internally to evaluate the Company's performance and manage its operations.

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Stockholder Information

Account information

Go to **www.computershare.com/investor**.
WEC Energy Group's transfer agent, Computershare, provides our registered stockholders with secure account access. Stockholders can view share balances, market value, tax documents and account statements; review answers to frequently asked questions; perform many transactions; and sign up for eDelivery, the paperless communication program. eDelivery also provides electronic delivery of annual meeting materials.

- Write to:
  WEC Energy Group
  c/o Computershare
  PO Box 43078
  Providence, RI 02940-3078

- If sending overnight correspondence, mail to:
  WEC Energy Group
  c/o Computershare
  150 Royall St.
  Canton, MA 02021

- Call Computershare at **800-558-9663**. Service representatives are available from 7 a.m. to 7 p.m. Central time on business days. An automated voice-response system also provides information 24 hours a day, seven days a week.

Dividends

Dividends, as declared by the board of directors, typically are payable on the first day of March, June, September and December. Stockholders may have their dividends deposited directly into their bank accounts. Contact Computershare to request an authorization form.

Stock purchase plan

WEC Energy Group's Stock Plus Investment Plan provides a convenient way to purchase our common stock and reinvest dividends. To review the prospectus and enroll, go to **wecenergygroup.com** and select the Investors tab. You also may contact Computershare at **800-558-9663** to request an enrollment package. This is not an offer to sell, or a solicitation of an offer to buy, any securities. Any stock offering will be made only by prospectus.

Internet access helps reduce costs

You may access **wecenergygroup.com** for the latest information about the company. The site provides access to financial, corporate governance and other information, including Securities and Exchange Commission reports.

Annual certifications

WEC Energy Group has filed the required certifications of its chief executive officer and chief financial officer under the Sarbanes-Oxley Act regarding the quality of its public disclosures. These exhibits can be found in the company's Form 10-K for the year ended Dec. 31, 2023. The certification of WEC Energy Group's chief executive officer regarding compliance with the New York Stock Exchange (NYSE) corporate governance listing standards will be filed with the NYSE following the 2024 Annual Meeting of Stockholders. Last year, we filed this certification on May 24, 2023.

Corporate Responsibility

At WEC Energy Group, we work to align our policies and practices with the needs of our key stakeholders, including our electric and natural gas customers, communities, employees and investors. We understand that our business must support the environment and the economy of the areas we serve.

Learn more at **www.wecenergygroup.com/csr**





WEC
Energy Group

231 W. Michigan St.
PO Box 1331
Milwaukee, WI 53201

wecenergygroup.com



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